FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 25, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The annual report and financial statements of Magyar Telekom Plc. (the “Company”), prepared in accordance with applicable Hungarian laws and regulations, included in this Form 6-K are in the draft form submitted to the shareholders of the Company in advance of the Annual General Meeting to be held on April 12, 2011 for their review and approval at the Annual General Meeting.  The annual report and financial statements of the Company, prepared in accordance with applicable Hungarian laws and regulations, will be published in accordance with applicable Hungarian laws and stock exchange requirements following the Annual General Meeting.

Annual General Meeting April 12, 2011 Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010 Christopher Mattheisen Chairman and CEO

Main strategic priorities of MT for 2011-15

Save for Service

Maintain leadership

Focused innovation

FIX | **TRANSFORM** | **INNOVATE**

STABLE CASH GENERATION

2

2 Main strategic priorities of MT for 2011-15 Based on core beliefs MT set its main priorities for the next strategic timeframe Keep or increase market shares Excel in mobile BB and TV segments Keep positions in high-margin voice segments Innovation to clearly support core business Add new services to increase share of wallet Simplified and focused lean operation Lower cost structure E2E responsibilities Maintain leadership Focused innovation Save for Service TRANSFORM INNOVATE FIX STABLE CASH GENERATION

3 Macroeconomic environment Macroeconomic trends Economic indicators influence telecommunication spending in different ways Although GDP has started to grow in 2010, household consumption is still under pressure telecommunication spending lags GDP trend demand for telecommunication services is more closely correlated with trends in employment, disposable income and household consumption The sustainability of improvement is uncertain: weak labor market and tight credit conditions unemployment slightly decreased in H2 2010 contained wage and disposable income development continued relatively tight credit conditions and increasing debt burden on FX loans Macroeconomic outlook Fiscal policy to focus on budget deficit goals lower personal income tax rates (flat 16% tax rate from 2011) pension funds transfers halted and opening the return from private pensions to the state owned system Magyar Telekom paid HUF 27.7 billion in special telco tax in 2010 -10% -5% 0% 5% Q1'09 Q2'09 Q3'09 Q4'09 Q1'10 Q2'10 Q3'10 Q4'10 6% 9% 12% 15% GDP (y-o-y) Household consumption (y-o-y) Unemployment rate (right-hand scale, reversed order) -2,8% -6,7% 0,8% -4,0% -3,8% 3,0% 4,2% 4,9% 3,5% -9% -6% -3% 0% 3% 6% 2009 2010 2011F Budget deficit (as of GDP) GDP (y-o-y) Inflation (y-o-y)

Major determinants – Infrastructure based-competition

Wireline voice traffic trends

100%
80%
60%
40%
20%
0%
7%
7%
7%
7%
6%
7%
7%
11%
14%
18%
20%
23%
21%
26%
83%
78%
75%
73%
71%
72%
68%
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010*
PSTN
VoCable & VoIP
Alternative

* based on 2010 November figures

Pay TV trends

100%
80%
60%
40%
20%
0%
30%
30%
31%
31%
32%
32%
14%
16%
17%
18%
20%
21%
56%
54%
52%
50%
48%
47%
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
Analogue CaTV
Digital CaTv, IPTV
SAT + DVB-T

Broadband subscriber trends

100%
80%
60%
40%
20%
0%
24%
27%
29%
30%
30%
33%
35%
38%
38%
39%
39%
40%
38%
37%
38%
36%
33%
31%
30%
29%
28%
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2100
Q4 2010
ADSL
Cable + Fiber
Mobile

Source: NRA

Competing infrastructures:

4

4 Major determinants – Infrastructure based-competition Pay TV trends Wireline voice traffic trends Broadband subscriber trends Competing infrastructures: Copper network: LTO structure, 80% of households served by Magyar Telekom Cable network: over 70% households covered (of which most have been upgraded to high-speed broadband service) Mobile network: three quality networks with UMTS capability Fiber rollout: not just LTOs but other start-up/cable companies also rolling out fiber networks Strong infrastructure based competition with triple play services offered on copper, fiber, cable and mobile networks Source: NRA * based on 2010 November figures 56% 54% 52% 50% 48% 47% 14% 16% 17% 18% 20% 21% 30% 30% 31% 31% 32% 32% 0% 20% 40% 60% 80% 100% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 Analogue CaTV Digital CaTv, IPTV SAT + DVB-T 38% 36% 33% 30% 29% 28% 38% 39% 39% 40% 38% 37% 24% 27% 29% 30% 30% 33% 35% 31% 38% 0% 20% 40% 60% 80% 100% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2100 Q4 2010 ADSL Cable + Fiber Mobile 78% 75% 73% 72% 68% 11% 14% 18% 20% 23% 21% 26% 7% 7% 7% 7% 6% 7% 7% 83% 71% 0% 20% 40% 60% 80% 100% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010* PSTN VoCable & VoIP Alternative

Strong positions in all segments of the Hungarian market

TV market shares

100%
80%
60%
40%
20%
0%
13% 6% 24% 33% 24%
13% 6% 23% 32% 26%
14% 5% 23% 32% 27%
12% 5% 24% 31% 28%
12% 5% 25% 30% 28%
15% 5% 25% 29% 26%
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
T-Home
UPC
Digi
Fibernet
Other

Mobile voice market shares*

100%
80%
60%
40%
20%
0%
21% 34% 45%
22% 33% 45%
22% 34% 44%
22% 34% 44%
22% 32% 45%
2006
2007
2008
2009
2010
T-Mobile
Telenor
Vodafone

*based on active SIM cards

Wireline broadband market shares

100%
80%
60%
40%
20%
0%
42% 21% 37%
43% 21% 37%
46% 19% 36%
47% 18% 36%
48% 17% 35%
46% 17% 36%
47% 17% 36%
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
T-Home wireline
Other DSL
Other cable + fiber

Mobile broadband market shares**

100%
80%
60%
40%
20%
0%
27% 24% 49%
26% 25% 49%
25% 25% 49%
25% 25% 50%
27% 25% 48%
28% 24% 49%
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010
T-Mobile
Telenor
Vodafone

Source: NRA

**based on traffic generating subs.

5

5 Strong positions in all segments of the Hungarian market Wireline broadband market shares TV market shares Mobile broadband market shares** **based on traffic generating subs. Mobile voice market shares* *based on active SIM cards Source: NRA 45% 45% 44% 45% 34% 33% 34% 32% 21% 22% 22% 44% 34% 22% 2 2% 0% 20% 40% 60% 80% 100% 2006 2007 2008 2009 2010 T-Mobile Telenor Vodafone 49% 49% 49% 50% 48% 49% 24% 25% 25% 25% 25% 24% 27% 26% 25% 25% 27% 28% 0% 20% 40% 60% 80% 100% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 T-Mobile Telenor Vodafone 37% 37% 36% 36% 35% 36% 36% 21% 21% 19% 18% 17% 17% 17% 42% 43% 46% 48% 46% 47% 47% 0% 20% 40% 60% 80% 100% Q2 2009 Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 T-Home wireline Other DSL Other cable + fiber 24% 26% 27% 28% 28% 26% 33% 32% 31% 30% 29% 24% 23% 23% 24% 25% 25% 6% 6% 5% 5% 5% 5% 13% 13% 14% 12% 12% 15% 32% 0% 20% 40% 60% 80% 100% Q3 2009 Q4 2009 Q1 2010 Q2 2010 Q3 2010 Q4 2010 T-Home UPC Digi Fibernet Other

Changing trends require continued efficiency improvements

Change in revenue mix

100%
80%
60%
40%
20%
0%
SI/IT: 1%
New revenue sources <20%
Voice revenues >70%
SI/IT >10%
New revenue sources >30%
Voice revenues <50%
2005
2009
2012F
Fixed voice
Mobile voice
Fixed BB
Mobile non-voice
TV
SI/IT
Other

Underlying TWM expense in Hungary

Annual wage increase
5.5%
5.6%
1.5%
4% or 2%
HUF billion
150
100
50
0
121
115
114
106
2008
2009
2010
2011 F
Employee-related
Other workforce

Dynamic change in revenue mix

New revenue sources have lower EBITDA margin

- pressure on profitability eased by efficiency improvement measures

Headcount reduction in 2011

6

6 Headcount reduction in 2011 300+ employee redundancies at the parent company by end-2011 severance-related expenses of HUF 3.5bn (majority was accounted in Q4 2010) 4% wage increase for parent company employees from July 2011, but only 2% for managers Underlying TWM expense in Hungary Voice revenues > 70% New revenue sources < 20% SI/IT: 1% Dynamic change in revenue mix continued decline of voice revenues pronounced growth in revenues from non-traditional services such as SI/IT and TV services New revenue sources have lower EBITDA margin pressure on profitability eased by efficiency improvement measures Changing trends require continued efficiency improvements Voice revenues < 50% New revenue sources > 30% SI/IT >10% Change in revenue mix Annual wage increase 5.5% 5.6% 1.5% 4% or 2% 0% 20% 40% 60% 80% 100% 2005 2009 2012F Fixed voice Mobile voice Fixed BB Mobile non-voice TV SI/IT Other 121 115 114 106 0 50 100 150 2008 2009 2010 2011 F HUF billion Employee-related Other workforce

2010 results – Business Unit analysis

Revenue development
HUF million
650 000
640 000
630 000
620 000
610 000
600 000
590 000
643 989
-7 563
-11 718
-3 507
-1 111
-1 664
-8 847
609 579
FY 2009
CBU
BBU
Macedonia
Montenegro
FX impact
Consolidation & other
FY 2010

5.3% revenue decline driven by recession, competition and regulation

Underlying EBITDA development
HUF million
265 000
260 000
255 000
250 000
245 000
240 000
262 808
-1 061
-8 613
-1 821
-323
-803
-1 883
248 304
FY 2009
CBU
BBU
Macedonia
Montenegro
FX impact
Other
FY 2010*

7

7 Underlying EBITDA development Revenue development 2010 results – Business Unit analysis 5.3% revenue decline driven by recession, competition and regulation CBU revenues declined primarily due to continuing intense competition and depressed household consumption BBU revenues down driven by decline in both private and public sector spending International revenues were negatively impacted by unfavorable transaction impact 5.5% underlying EBITDA decline driven by changing revenue mix and economic recession business unit results under pressure due to further erosion of traditional voice revenues cost cutting measures to mitigate margin pressure FX negatively impacted the financial result of international subsidiaries *excluding the special tax in the amount of HUF 27.0bn HUF million HUF million 262 808 - 1 061 - 8 613 - 1 821 - 323 - 803 - 1 883 248 304 240 000 245 000 250 000 255 000 260 000 265 000 643 989 - 7 563 - 11 718 - 3 507 - 1 111 - 1 664 - 8 847 609 579 590 000 600 000 610 000 620 000 630 000 640 000 650 000

8 New generation access roll-out 5-year plan to cover ~30% of Hungarian households with bandwidth of up to 100 Mbps fiber to ca. 780k & cable Docsis 3.0 to 380k household total investment need of HUF 40 billion Fixed voice access -11% +13% +15% -9% Subscribers TV customer growth Subscribers Infrastructure development to remain competitive over 1 million households reached with HSI capable network 75% population-based 3G coverage, best 3G network in the country Increasing number of TV customers TV service is the best retention tool in Hungary number of TV customers reached 750,000, increasing market share and stable market position retention benefit: 78% of TV customers are 2Play or 3Play package subscribers Strong focus on xPlay and bundling on all networks (fixed line, cable and mobile) new packages include improved VoIP solutions ratio of xPlay customers ~43% launch of quadruple play packages by adding mobile voice service as well (ca. 30,000 customers) energy and insurance bundling to retain customers -9% +63% +84% +19% xPlay and bundling as growth engine & retention tool in the residential segment 1 200 000 1 400 000 1 600 000 1 800 000 December 2009 December 2010 PSTN lines VoIP VoCable 0 250 000 500 000 750 000 December 2009 December 2010 Cable TV IPTV Satellite TV

Consumer Services Business Unit (CBU)

Fixed line revenues

-6%
HUF million
150 000
100 000
50 000
0
133,042
125,679
+8%
+14%
-1%
-14%
2009
2010
Voice
Internet
TV
Other

Mobile revenues

HUF million
no ch.
189,294
189,094
200 000
150 000
100 000
50 000
0
+9%
+11%
-3%
2009
2010
Voice
Non-voice
Other

Revenue decline principally driven by economic recession

Mobile voice market shows some signs of improvement

Mobile internet development

9

9 Consumer Services Business Unit (CBU) Fixed line revenues Mobile revenues -14% -1% +14% -3% +11% +9% -6% no ch. +8% Revenue decline principally driven by economic recession lower consumer spending and intense competition remain the most significant negative drivers fixed voice migration towards IP-based solutions fixed internet revenues down due to price reductions regulatory impacts on mobile revenues (cut in mobile termination rates and roaming tariffs) Mobile internet development leading market position with 49% market share number of T-Mobile’s subscribers exceeded 624,000 at the end of 2010 Mobile voice market shows some signs of improvement customers are cost sensitive churn levels are declining but still above pre-crisis levels 133,042 125,679 0 50 000 100 000 150 000 2009 2010 HUF million Voice Internet TV Other 189,294 189,094 0 50 000 100 000 150 000 200 000 2009 2010 HUF million Voice Non-voice Other

Business Services Business Unit (BBU) - Financials

Revenues
HUF million
-7%
200 000
150 000
100 000
50 000
0
170,989
159,271
-2%
-7%
-12%
2009
2010
Fixed line
Mobile
SI/IT

EBITDA and margin
HUF million
47.0%
-1.7pp
45.3%
90 000
60 000
30 000
0
80 307
-10%
72 161
2009
2010

Falling voice and data revenues

Slight decline in SI/IT revenues

Change in revenue mix puts pressure on EBITDA margin

10

10 Business Services Business Unit (BBU) - Financials Revenues -12% -7% -2% -7% EBITDA and margin 47.0% 45.3% -1.7pp -10% Falling voice and data revenues strong pressure on clients to renegotiate contract terms high churn among fixed voice, data and internet customers continued pressure on mobile tariffs resulting in lower ARPU level Governmental measures negatively affecting revenues and EBITDA Slight decline in SI/IT revenues leading market position maintained project-driven business, fluctuations in quarterly revenues selected private sector projects delayed/cancelled due to cost restrictions Change in revenue mix puts pressure on EBITDA margin ratio of lower-margin SI/IT revenues is continuously increasing, while high-margin voice revenues are declining due to their lower capex-intensity, SI/IT services have similar return characteristics despite cost control measures, 2010 EBITDA margin decreased due to structural pressures 170,989 159,271 0 50 000 100 000 150 000 200 000 2009 2010 HUF million Fixed line Mobile SI/IT 80 307 72 161 0 30 000 60 000 90 000 2009 2010 HUF million

International operations

Macedonia

Intense competition in the fixed line market

Mobile revenue growth thanks to improved usage trends

Subscribers
100%
111%
112%
116%
119%
123%
Penetration
2 600 000
1 950 000
1 300 000
650 000
0
8%
30%
62%
10%
30%
60%
29%
59%
11%
30%
59%
28%
19%
30%
51%
Q2 2008
Q4 2008
Q2 2009
Q4 2009
Q2 2010
Q4 2010
vip
one
T-Mobile

Montenegro

Fixed voice revenues under pressure

Mobile revenue erosion driven by strong competition

Subscribers
198%
186%
186%
209%
214%
200%
Penetration
1 350 000
900 000
450 000
0
25%
43%
32%
38%
36%
27%
39%
34%
37%
37%
40%
34%
23%
40%
37%
Q2 2008
Q4 2008
Q2 2009
Q4 2009
Q2 2010
Q4 2010
m:tel
promonte
T-Mobile

11

11 International operations Intense competition in the fixed line market competition from altnets, cables and mobile operators positive contribution from revenues related to broadband services number of ADSL lines up by 19% successful launch of IPTV and 2Play/3Play offers Mobile revenue growth thanks to improved usage trends improving customer mix, increasing post-paid ratio MOU up by 12% to 125 minutes ARPU rose by 4% to HUF 2,690 3G services launched in June 2009 Fixed voice revenues under pressure deterioration in retail voice revenues driven by high mobile substitution growing internet and TV revenues thanks to strong increases in the customer base number of DSL access up by 25% 35% increase in IPTV customer numbers (40,000 customers by end-2010) Mobile revenue erosion driven by strong competition very intense competition resulting in lower tariff levels fallout in visitor revenues as economic recession negatively affected tourism MOU up by 9% to 105 minutes ARPU down by 1% to HUF 2,430 Penetration Subscribers 111% 59% 62% 30% 30% 8% 100% 60% 30% 10% 11% 59% 29% 12% Subscribers Penetration 186% Data based on the active SIM cards published by the Montenegrin Telecom Agency 27% 25% 43% 198% 32% 26% 37% 186% 37% 26% 38% 36% 56% 28% 16% 112% 116% 209% 34% 39% Macedonia Montenegro 51% 30% 19% 119% 123% 26% 40% 34% 23% 40% 37% 214% 200% 0 650 000 1 300 000 1 950 000 2 600 000 Q2 2008 Q4 2008 Q2 2009 Q4 2009 Q2 2010 Q4 2010 0 450 000 900 000 1 350 000 Q2 2008 Q4 2008 Q2 2009 Q4 2009 Q2 2010 Q4 2010

Proposal for dividend payment

Historical dividend payments
Net debt ratio*
DPS (HUF)
Targeted net debt ratio
50%
45%
40%
35%
30%
25%
20%
15%
80
60
40
20
0
70
70
73
70
74
74
74
31.6%
32.9%
33.2%
31.7%
29,8%
30,8%
32,7%
2004
2005
Q1 2007**
2007
2008
2009
2010
Net debt ratio
Dividend payment

* net debt / total capital

12

12 Proposal for dividend payment The Board of Directors proposes HUF 50 dividend per share after 2010 earnings for approval to the Annual General Meeting. Targeted net debt ratio Net debt ratio* DPS (HUF) Historical dividend payments * net debt / total capital ** 2006 dividend payment (for 2005 financials) was delayed to January 2007 31.6% 32.9% 33.2% 31.7% 29,8% 30,8% 32,7% 70 70 73 70 74 74 74 15% 20% 25% 30% 35% 40% 45% 50% 2004 2005 Q1 2007** 2007 2008 2009 2010 0 20 40 60 80 Net debt ratio Dividend payment

13 Dividend payment details The proposed gross dividend is HUF 50 per share with a nominal value of HUF 100 April 22, 2011 detailed announcement will be published on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange May 2, 2011 last day of trading with Magyar Telekom shares entitled to dividend May 3, 2011 ex-dividend date May 5, 2011 record date May 12, 2011 payment date (ordinary shares) May 19, 2011 payment date (ADR) Method of payment: Magyar Telekom will transfer the dividends to the securities accounts

14 Dividend – tax implication Dividends are subject to withholding tax Tax will be deducted before payment Rates and taxes: domestic private individuals: 16% personal income tax foreign private individuals: 16% personal income tax legal entities with Hungarian domicile: 0% legal entities with foreign domicile: 0% Magyar Telekom issues a certificate on the amount of dividend paid, rates and taxes deducted and sends it to its shareholders not later than January 31, 2012.

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:         Decision on the approval of the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Budapest, April 12, 2011

According to Section 302 e) of the Companies Act and Section 6.2. (i) of the Articles of Association, approving the report prepared according to the Accounting Act belongs to the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting approves the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including

Balance Sheet Total Assets of HUF 1,109,006 million and

Profit for the year 2010 of HUF 77,371 million.

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2010

Magyar Telekom Telecommunications

Public Limited Company

Consolidated Financial Statements

FOR THE YEAR ENDED DECEMBER 31, 2010

Prepared in accordance with

International Financial Reporting Standards (IFRS)

MAGYAR TELEKOM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MAGYAR TELEKOM PLC.

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P.O.Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Magyar Telekom Nyrt.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Magyar Telekom Nyrt. (“the Company”), which comprise the consolidated statement of financial position as of 31 December 2010 (in which total of statement of financial position is HUF 1,109,006 million and the total comprehensive income for the year is HUF 84,008 million) the consolidated statements of comprehensive income, consolidated statements of changes in equity, and the consolidated statements of cash flows, for the year then ended and the notes to the consolidated financial statements including a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Hungarian Standards on Auditing and with applicable laws and regulations in force in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the underlying accounting records and supporting documentation in the consolidated financial statements of Magyar Telekom Nyrt. in accordance with Hungarian Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU. In our opinion, the accompanying financial statements give a true and fair view of the financial position of Magyar Telekom Nyrt. as of 31 December 2010, and of the results of its operation for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU.

Other reporting requirements regarding the business report

We have examined the accompanying consolidated business report of Magyar Telekom Nyrt. (“the Company”) for the financial year of 2010.

Management is responsible for the preparation of the consolidated business report which is consistent with the consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU. Our responsibility is to assess whether or not the accounting information disclosed in the consolidated business report is consistent with that contained in the consolidated financial statements.

Our work in respect of the consolidated business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company. In our opinion the 2010 consolidated business report is consistent with the disclosures in the consolidated financial statements as of 31 December 2010.

Budapest, March 7, 2011

/s/ Manfred Krawietz	/s/ Hegedüsné Szücs Márta
Manfred Krawietz	Hegedüsné Szücs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Note:

Our report has been prepared in Hungarian and in English. In all matters of interpretation of information, views or opinions, the Hungarian version of our report takes precedence over the English version.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
	Note	2009	2010	2010 (Note 2.1)
		(in HUF millions)		(million USD)
ASSETS
Current assets
Cash and cash equivalents	6	34,270	15,841	76
Trade and other receivables	7	110,353	114,625	549
Other current financial assets	8.1	87,611	56,560	271
Current income lax receivable	9.1	4,075	1,804	9
Inventories	10	9,783	9,592	46
Non current assets held for sale	11	3,269	2,152	10
Total current assets		249,366	200,574	961

Non current assets
Property, plant and equipment	12	550,745	549,752	2,635
Intangible assets	13	335,615	332,993	1,596
Investments in associates and joint ventures	14	186	77	—
Deferred tax assets	9.4	1,890	913	4
Other non current financial assets	8.2	27,682	24,033	115
Other non current assets	15	893	664	3
Total non current assets		917,011	908,432	4,354

Total assets		1,166,377	1,109,006	5,315

LIABILITIES
Current liabilities
Financial liabilities to related parties	16	70,573	72,208	346
Other financial liabilities	17	36,332	46,647	224
Trade payables	18	85,874	86,613	425
Current income tax payable	9.1	624	661	3
Provisions	19	12,692	7,722	37
Other current liabilities	20	32,228	30,966	148
Total current liabilities		238,323	246,817	1,183

Non current liabilities
Financial liabilities to related parties	16	266,998	234,164	1,122
Other financial liabilities	17	26,221	8,828	42
Deferred tax liabilities	9.4	18,594	10,924	52
Provisions	19	9,721	12,298	59
Other non current liabilities	21	1,100	1,263	6
Total non current liabilities		322,634	267,477	1,282

Total liabilities		560,957	514,294	2,465

EQUITY
Equity of the owners of the parent
Common stock		104,275	104,275	500
Additional paid in capital		27,379	27,379	131
Treasury stock		(1,179)	(307)	(1)
Retained earnings		398,250	385,283	1,847
Accumulated other comprehensive income		9,755	14,882	71
Total Equity of the owners of the parent		538,480	531,512	2,547
Non-controlling interests		66,940	63,200	303
Total equity		605,420	594,712	2,850

Total liabilities and equity		1,166,377	1,109,006	5315

These consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2011 and signed on their behalf by:

Christopher Mattheisen	ThiloKusch
Chairman and Chief Executive Officer	Chief Financial Officer

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
	Note	2008	2009	2010	2010 (Note 2.1)
		(in HUF millions, except per share amounts)			(million USD)

Revenue	22	673,056	643,989	609,579	2,922

Expenses directly related to revenues	23	(167,558)	(160,576)	(157,427)	(755)
Employee related expenses	24	(100,320)	(101,918)	(93,884)	(450)
Depreciation and amortization		(106,120)	(101,920)	(100,872)	(483)
Other operating expenses	25	(141,049)	(135,305)	(148,750)	(713)
Operating expenses		(515,047)	(499,719)	(500,933)	(2,401)
Other operating income	26	4,249	2,863	3,448	17
Operating profit		162,258	147,133	112,094	537

Interest income	27	7,227	8,526	4,938	24
Interest expense	28	(33,188)	(33,465)	(23,784)	(114)
Other finance expense - net	29	(4,347)	(7,874)	(9,267)	(44)
Net financial result		(30,308)	(32,813)	(28,113)	(135)
Share of associates’ and joint ventures’ profits / (losses)	14	1,341	(109)	(27)	—
Profit before income tax		133,291	114,211	83,954	402
Income tax expense	9.2	(27,698)	(20,958)	(6,583)	(32)
Profit for the year		105,593	93,253	77,371	371

Exchange differences on translating foreign operations		8,851	6,159	6,617	32
Revaluation of available-for-sale financial assets — before tax		(348)	(6)	20	—
Revaluation of available-for-sale financial assets — tax effect		35	—	—	—
Other comprehensive income for the year, net of tax		8,538	6,153	6,637	32
Total comprehensive income for the year		114,131	99,406	84,008	403

Profit attributable to:
Owners of the parent		93,008	77,618	64,378	309
Non-controlling interests		12,585	15,635	12,993	62
		105,593	93,253	77,371	371

Total comprehensive income attributable to:
Owners of the parent		99,316	81,586	69,505	333
Non-controlling interests		14,815	17,820	14,503	70
		114,131	99,406	84,008	403

Earnings per share (EPS) information:
Profit attributable to the owners of the Company		93,008	77,618	64,378	309
Weighted average number of common stock outstanding (thousands) used for basic and diluted EPS		1,041,242	1,041,241	1,041,290	1,041,290

Basic and diluted earnings per share (HUF and USD)		89.32	74.54	61.83	0.30

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,
	Note	2008	2009	2010	2010 (Note 2.1)
		(in HUF millions)			(million USD)
Cashflows from operating activities
Profit for the year		105,593	93,253	77,371	371
Depreciation and amortization		106,120	101,920	100,872	483
Income tax expense		27,698	20,958	6,583	32
Net financial result		30,308	32,813	28,113	135
Share of associates’ and joint ventures’ profits / (losses)		(1,341)	109	27	—
Change in assets carried as working capital		1,481	(1,427)	(8,364)	(40)
Change in provisions		(10,265)	(3,918)	(4,194)	(20)
Change in liabilities carried as working capital		1,886	(4,231)	(3,009)	(14)
Income tax paid		(20,768)	(16,053)	(11,419)	(55)
Dividend received		127	2,149	95	—
Interest and other financial charges paid		(34,119)	(38,627)	(27,426)	(131)
Interest received		7,923	8,453	4,919	24
Other cashflows from operations		(4,354)	(1,604)	1,102	5
Net cash generated from operating activities		210,289	193,795	164,670	789

Cashflows from investing activities
Purchase of property plant and equipment (PPE) and intangible assets	30	(116,039)	(110,228)	(87,300)	(418)
Purchase of subsidiaries and business units	31	(762)	(5,193)	(1,534)	(7)
Cash acquired through business combinations		—	460	6	—
(Payments for) / Proceeds from other financial assets — net		(4,075)	(18,547)	34,327	165
Proceeds from disposal of subsidiaries and associates	26	1,233	2,074	780	4
Proceeds from disposal of PPE and intangible assets		6,194	1,135	873	4
Net cash used in investing activities		(113,449)	(130,299)	(52,848)	(253)

Cashflows from financing activities
Dividends paid to shareholders and Non-controlling interest		(95,343)	(93,640)	(91,819)	(440)
Proceeds from loans and other borrowings		143,014	190,617	190,797	914
Repayment of loans and other borrowings		(126,901)	(193,537)	(229,545)	(1,100)
Change in Non-Controlling interests		—	—	(22)	—
Net cash used in financing activities		(79,230)	(96,560)	(130,589)	(626)

Exchange gains on cash and cash equivalents		1,404	654	338	2

Change in cash and cash equivalents		19,014	(32,410)	(18,429)	(88)

Cash and cash equivalents, beginning of year		47,666	66,680	34,270	164
Cash and cash equivalents, end of year	6	66,680	34,270	15,841	76

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	pieces	In HUF millions
	Shares of common stock (a)	Common stock (a)	Additional paid in capital (b)	Treasury stock (c)	Retained earnings (d)	Cumulative translation adjustment (e)	Revaluation reserve for AFS financial assets – net of tax (f)	Reserve for equity settled share based transactions (g)	Equity of the owners of the parent	Non- controlling interests (h)	Total Equity
Balance at December 31, 2007	1,042,745,615	104,275	27,379	(1,179)	381,727	(688)	118	49	511,681	66,217	577,898

Dividend (i)					(77,051)				(77,051)	—	(77,051)
Dividend declared to Non-controlling interests (j)									—	(18,431)	(18,431)
Total comprehensive income for the year					93,008	6,485	(177)		99,316	14,815	114,131
Balance at December 31, 2008	1,042,745,615	104,275	27,379	(1,179)	397,684	5,797	(59)	49	533,946	62,601	596,547

Dividend (i)					(77,052)				(77,052)	—	(77,052)
Dividend declared to Non-controlling interests (j)									—	(13,481)	(13,481)
Reduction in capital as a result of merger with T-Kábel and Dél-Vonal (k)	(3,072)								—	—	—
Total comprehensive income for the year					77,618	3,971	(3)		81,586	17,820	99,406
Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend (i)					(77,053)				(77,053)	—	(77,053)
Dividend declared to Non-controlling interests (j)									—	(18,243)	(18,243)
Share based compensation program (l)				872	(292)				580	—	580
Total comprehensive income for the year					64,378	5,165	11	(49)	69,505	14,503	84,008
Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	—	531,512	63,200	594,712

Of which treasury stock	(390,862)

Shares of common stock outstanding at December 31, 2010	1,042,351,681

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(a)          The total amount of issued shares of common stock of 1,042,742,543 (each with a nominal value of HUF 100) is fully paid as at December 31, 2010. The number of authorized ordinary shares on December 31, 2010 is 1,042,742,543.

(b)         Additional paid in capital represents the amount above the nominal value of the shares that was received by the Company during capital increases.

(c)          Treasury stock represents the cost of the Company’s own shares repurchased.

(d)         Retained earnings include the accumulated and undistributed profit of the Group. The distributable reserves of the Company under Hungarian law at December 31, 2010 amounted to approximately HUF 253,793 million (HUF 266,149 million at December 31, 2009).

(e)          Cumulative translation adjustment represents the foreign exchange differences arising on the consolidation of foreign subsidiaries.

(f)            Revaluation reserve for available-for-sale (AFS) financial assets includes the unrealized gains and losses net of tax on available-for-sale financial assets.

(g)         Reserve for equity settled share based transactions includes the compensation expenses accrued in this reserve related to share settled compensation programs. The December 31, 2009 balance of this reserve of HUF 49 million represented the amount reserved for the 103,530 options (granted in 2000) to Magyar Telekom’s ex-CEO. Since these options lapsed unexercised in 2010, the balance of the reserve was released to Profit for the year in 2010 (Note 24.2).

(h)         Non-controlling interests represent the Non-controlling shareholders’ share of the net assets of subsidiaries, in which the Group has less than 100% ownership.

(i)             In 2010, 2009 and 2008 Magyar Telekom Plc. declared HUF 74 dividend per share.

(j)             The amount of dividends declared to Non-controlling interests includes predominantly the dividends declared to the Non-controlling owners of Makedonski Telekom (MKT) and Crnogorski Telekom (CT), the Group’s subsidiaries.

(k)          In 2009 Magyar Telekom Plc. merged with T-Kábel and Dél-Vonal, its 100% subsidiaries. During the merger, the owners of 3,072 shares expressed their intention not to participate as owners in the merged Company. Consequently, the Company withdrew these shares and settled with these owners with a corresponding decrease in Common stock, Additional paid in capital and Retained earnings. These amounts did not exceed HUF 1 million. The merged Company was registered with 3,072 less shares as of September 30, 2009.

(l)             In 2010 Magyar Telekom launched a share allocation program under which Magyar Telekom shares were awarded to the Company’s selected employees. In total, 1,112,679 treasury shares were granted to employees for free in December 2010. (Note 24.3). The fair value of the treasury shares at the grant date was HUF 580 million, which was recognized as employee expense in 2010. The loss on the re-issuance of the treasury shares (measured as the difference between the original cost of re-acquisition and the grant date stock exchange price of the treasury shares) was recognized in Retained earnings in an amount of HUF 292 million.

Together with the approval of these financial statements for issue, the Board of the Company proposes a HUF 50 per share dividend distribution (in total HUF 52,118 million) to be approved by the Annual General Meeting of the Company in April 2011.

The accompanying notes form an integral part of these consolidated financial statements.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 GENERAL INFORMATION

1.1 About the Company

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”). Magyar Telekom is the principal supplier of telecommunications services in Hungary, Macedonia and Montenegro and alternative service provider in Bulgaria, Romania and in the Ukraine. These services are subject to various telecommunications regulations depending on the countries of operations (Note 1.3).

The Company was incorporated in Hungary on December 31, 1991 and commenced business on January 1, 1992. The Company’s registered address is Krisztina körút 55, 1013 Budapest, Hungary.

Magyar Telekom Plc. is listed on the Budapest stock exchange and its shares are traded on the Budapest Stock Exchange. Magyar Telekom’s American Depository Shares (ADSs) each representing five ordinary shares were also traded on the New York Stock Exchange until November 12, 2010, when the ADSs were delisted.

The immediate controlling shareholder of the Company is MagyarCom GmbH owning 59.21% of the issued shares, while the ultimate controlling parent of Magyar Telekom is Deutsche Telekom AG (DT or DTAG).

The consolidated financial statements are prepared and presented in millions of Hungarian Forints (HUF), unless stated otherwise.

These consolidated financial statements of the Company were approved for issue by the Company’s Board of Directors (the Board), however, the Annual General Meeting (AGM) of the owners, authorized to accept these financials, has the right to require amendments before acceptance. As the controlling shareholders are represented in the Board of the Company that approved these financial statements for issuance, the probability of any potential change required by the AGM is extremely remote, and has never happened in the past.

On June 29, 2009, Magyar Telekom’s Extraordinary General Meeting approved the merger of Magyar Telekom Plc., T-Kábel Kft. and Dél-Vonal Kft., two 100% subsidiaries of Magyar Telekom Plc. As the merger occurred between the parent company and its 100% owned subsidiaries, the transaction did not have any impact on the Consolidated financial position of the Group or its operating segments other than as disclosed in the notes to the Consolidated statements of changes in equity. The merger was registered by the Hungarian Court of Registration as of September 30, 2009.

1.2 Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

As previously disclosed, the Company, through its external legal counsel, is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.  Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

1.3 Public service concession and license arrangements

Magyar Telekom’s primary activities are the fixed line and mobile operations in Hungary, Macedonia and Montenegro. These services are in most cases regulated by these countries’ laws or other legislations. These services in most cases require the acquisition of a license or concession, which usually requires a one-off fee, which is capitalized and amortized over the original duration of license or concession, and also requires annual payments, which are recognized as Other operating expenses (included in Fees and levies) in the year the payment obligation refers to.

The most important features of the regulations of these services are described below.

1.3.1 Hungarian Fixed line

Magyar Telekom Plc. is the market leading fixed line telecom service provider in Hungary. Act C of 2003 on Electronic Communications (hereinafter: Communications Act), the latest act on the telecommunications sector, came

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

into effect on January 1, 2004. The National Media and Infocommunications Authority of Hungary (NMIAH) is the supreme supervisory body.

Universal services are basic communications services (including access to communication services at a fixed location, public payphones, directory and directory enquiry services) that should be available to all customers at an affordable price. Although Magyar Telekom Plc. was a universal service provider from 2002 to 2008, currently there is no universal service contract in effect and Magyar Telekom Plc. is not a universal service provider.

In the electronic communications field Magyar Telekom was designated as an SMP operator (a service provider with significant market power) on certain relevant markets. The current 7 relevant markets include retail and wholesale telephony and broadband services stipulated by the EU (according to the its second recommendation on the relevant markets). In 2008 the NMIAH has started the third round of market analysis. As a result of the third round market analysis, the NMIAH made a resolution on the Access to the public telephone network at a fixed location for residential and non-residential customers (Market 1) and published two draft resolutions concerning wholesale (physical) network infrastructure access (Market 4) and wholesale broadband access (Market 5).

Magyar Telekom Plc’s retail tariffs are regulated in two ways: 1) there is price cap regulation based on SMP resolutions on retail residential and business markets which limits price increases of monthly fees and 2) price squeeze is prohibited as well (i.e. retail prices should be set in accordance with wholesale tariffs providing an acceptable level of retail margins).

Magyar Telekom is Hungary’s leading fixed line broadband service provider in the wholesale market and one of the leading ones in the retail market. In 2005 the NMIAH designated the Company as an SMP operator on the wholesale broadband access market. In accordance with the effective resolution, all retail products shall be ‘reproducible’ by competitors based on the wholesale service. Consequently, the full retail portfolio shall have a wholesale equivalent compliant to the pricing regulations (retail minus methodology) set forth by the NMIAH. The Company has a non-discrimination obligation, which means that the same terms and conditions shall be granted in terms of wholesale services to competitors under identical circumstances.

According to the Act on Electronic Communications, designated SMP operators are obliged to prepare reference offers for unbundled local loops (RUO) and to provide these services when there is a request for them by other telecommunications service providers. The reference offer of each SMP operator must be approved by the NMIAH. The pricing of these services has to be cost based and calculated — according to the NMIAH resolution on the market of wholesale unbundled access to metallic loops published at the end of 2009 - by Long Run Incremental Costs (“LRIC”) method as opposed to using Fully Distributed Costs based on a 2003 Ministerial Decree. The SMP operators may refuse the offer for unbundling if there are technical or economic barriers or if the provision of access to the local loop or its broadband network access would endanger the integrity of the SMPs’ network.

SMPs are also obliged to prepare reference offers for interconnection (RIO), containing applicable fees,  and to provide these services in accordance with the reference offer when there is a request for them by other telecommunications service providers. The reference offers of the SMPs must be approved by the NMIAH, and prices have to be based on LRIC. Fees in the currently effective reference offers are applicable from April 1, 2009.

According to the Act on Electronic Communications, designated SMP operators are obliged to enable carrier selection to their subscribers. Consequently, voice telephony customers have the right to select different service providers for each call directions including Internet calls by dialing a pre-selected number or by using a call-by-call pre-fixed number. The requirements for carrier selection are set out in the RIO based interconnection agreements between the affected service providers.

Fixed line telecommunications service providers are obliged under the law to provide number portability on their networks starting January 1, 2004. This means that service providers must enable subscribers to change service provider without changing their fixed telephone numbers within the same geographical area.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3.2 Macedonian Fixed line

The Group is also present in the Macedonian fixed line telecommunications market through its subsidiary, Makedonski Telekom AD Skopje (MKT). MKT is the largest fixed line service provider in Macedonia. The Macedonian telecommunications sector is regulated by the Electronic Communications Law (ECL), enacted in March 2005. In December 2010 an update of the rulebooks was proposed according to the latest changes of the ECL from June 2010. Changes in “Rulebook for content of data which operators of public communication networks and/or providers of public communication services are obliged to publish concerning general conditions for access and usage, prices and tariffs and parameters for quality of public communication services”, and changes in the RUO and RIO rulebooks were also proposed according to changes in ECL and the new BEREC’s NGN recommendation (Next Generation Network recommendation of the Body of European Regulators for Electronic Communications). On October 20, 2010 a new Rulebook for Universal service was enacted. According to the new rulebook Public call for express of interest was announced on December 1, 2010. MKT sent a letter of interest for all services in the scope of Universal service.

Based on the AEC analysis for the relevant markets 1-6 related to fixed voice retail services and the program of the Agency for Electronic Communications (Agency) for 2011, the Agency is planning to impose retail price regulation on MKT. The Agency introduced symmetrical termination rates for fixed operators and designation of Significant Market Power (SMP) for all alternative operators on market 9 for terminating calls in their networks. In the middle of 2010 the Agency introduced a Guideline for price squeeze testing. With such regulation, the Agency intends to have bigger impact on retail pricing schemes on all national operators and thus establish some basic rules regarding price squeeze issues. Regarding individual pricing offers, especially tenders, MKT is facing constant pressure from competitors and is under observation by Competition Authority and the Agency.

MKT has a cost based price obligation for the Regulated wholesale services, using Long Run Incremental Costs methodology (LRIC). During December 2010, the Agency published results from its own developed LRIC Bottom — up costing model. If the results from the costing model are implemented at the beginning of 2011, it is possible that the monthly fee for Unbundled Local Loop (ULL) and interconnection rates (for origination, termination and transit), as well the monthly fees for interconnection links and collocation will have to be reduced.

Changes in by-law for bit-stream access made on June 7, 2010 resulted in decreased fees for bit-stream access and introduction of technical specifications for new services (IPTV, VoIP and VoD), therefore wholesale partners are more competitive on broadband market.

Also, new Rulebook on access and use of specific network assets was published by the Agency on December 7, 2010 according to which MKT has obligation to offer access to ducts and dark fiber.

1.3.3 Montenegrin Fixed line

The Group’s Montenegrin subsidiary, Crnogorski Telekom (CT) is registered to provide fixed line telecommunications services in Montenegro as well as to provide domestic voice and data services as well as VOIP, leased line, IPTV, value added services, etc. The telecommunications sector in Montenegro is regulated by the Law on Electronic Communications (the Law) that came into force in August 2008. The Law is based on the 2002 regulatory framework of the EU. All regulations that are contrary to the Law became automatically invalid and new ones have been issued or will have to be issued.

In Montenegro, for the time being there is no obligation to introduce local loop unbundling, bit stream access or accounting separation. The Agency for Electronic Communications and Postal Services identified the relevant telecommunication markets in Montenegro identical to those defined by the EC recommendation 2007/879/EC and completed market analysis process in November 2010. As a result of the market analysis CT was recognized as an SMP operator at all seven markets, and local loop unbundling, bit stream access,wholesale leased line and carrier pre-selection are going to be introduced in Montenegro not earlier than March 2011. Carrier selection was already implemented by CT in 2008. Number portability will be introduced by the end of August 2011. RIO rates are determined by the Agency’s Resolution based on benchmarks as there is no approved Cost Accounting Methodology prescribed in Montenegro.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In December 2010 Montenegro obtained EU candidate status. In accordance with the previously signed Stabilization and Association Agreement with the EU, the harmonization of the telecommunications regulations with the regulatory framework of the EU should be completed within three years of the ratification of the Agreement that is in 2013.

1.3.4 Hungarian Mobile

The Company is also the market leader in the Hungarian mobile market through the brand T-Mobile (T-Mobile HU).

The initial duration of the concession regarding the GSM 900 public mobile radio telephone service was a period of 15 years starting from the execution of the concession agreement (November 4, 1993 to November 4, 2008). On October 7, 1999 an amended concession contract was signed between the Ministry of Transport, Communications and Water Management and T-Mobile HU extending T-Mobile HU’s rights and obligations to also provide service in the 1800 MHz band in Hungary until October 7, 2014. The duration of the concession regarding the DCS 1800 public mobile radio telephone service is 15 years starting from the execution of the new concession agreement (October 7, 1999 to October 7, 2014). As stipulated in the concession contracts, the Minister is entitled to extend the concession period for both services upon their expiration for another 7.5 years without the invitation of a tender. On November 8, 2007, the Company signed the renewed Concession Contract along with the Cooperation Agreement with the Minister that is effective from November 2008. The new Concession Contract prolonged the duration of the 900 MHz frequency usage right until May 4, 2016.

On December 7, 2004, T-Mobile HU obtained the exclusive right of use of certain frequency blocks for the deployment and operation of an IMT2000/UMTS mobile telecommunications system (3G system). The duration of the frequency usage right is 15 years (until December 7, 2019) with an option to extend it for another 7.5 years. On August 26, 2005 T-Mobile HU started to provide 3G service and has been operating it in compliance with the license conditions.

T-Mobile HU is subject to number portability regulation since 2004, applicable only in case of other mobile operators.

In 2005 and 2006 the NMIAH designated T-Mobile HU as having significant market power in the mobile wholesale call termination market, and it is currently subject to regulatory obligations regarding the termination charge of calls into its network. In December 2008 the NMIAH designated T-Mobile HU as an SMP for the third time in a row and in its resolution reinforced the symmetric mobile termination fees applicable from January 1, 2009, and set out further reduction of tariffs until December 2010 based on a new ‘glide path’. The Company had appealed in court against the resolution.

Since June 30, 2007, an EU regulation has been regulating international roaming tariffs for wholesale and retail customers on the basis of a price cap system. The Regulation prescribed a glide-path that mandates further annual reductions of wholesale and retail prices in the forthcoming years. As of July 2009 the EU introduced regulated tariffs for SMS and data roaming similarly to the regulation of voice roaming.

It is expected that a tender will be issued for the 4th GSM/UMTS spectrum in the course of the implementation of the modified GSM Directive (2009/114/EC Directive, on the frequency bands to be reserved for the coordinated introduction of public pan-European cellular digital land-based mobile communications) in the second half of 2011. EU Member States had 6 months to transpose the modified GSM Directive into their national legislation by May 9, 2010. Due to the fact that Hungary did not implement the revised GSM Directive by the set deadline, the Commission sent a letter of formal notice on September 20, 2010 to the Hungarian Government calling for the transposition of the Directive.

T-Mobile HU won a tender for a spectrum usage right license for a 26 GHz block on April 30, 2009.

The negotiations with the Ministry/NMIAH on the full revision of the frequency usage fees for mobile radiotelephony frequency bands started in August 2010, and ended in September, aiming at introducing the band fee concept instead of the frequency usage proportional TRX-based frequency usage fees. The official publication of the modification of the frequency fee decree has not happened yet, but it is expected to be published soon.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.3.5 Macedonian Mobile

T-Mobile Macedonia (T-Mobile MK), Magyar Telekom’s subsidiary, is the leading mobile service provider in Macedonia. With the changes of the Electronic Communications Law (“ECL”) published on August 4, 2008, the existing Concession Contract of T-Mobile MK ceased to be valid as of August 5, 2008. On September 5, 2008 the Agency for Electronic Communications, ex officio, issued a notification to T-Mobile MK for those public electronic communication networks and/or services which have been allocated thereto under the Concession Contracts. The license for radiofrequencies used by T-Mobile MK with a bandwidth of 25 MHz in the GSM 900 band, was also issued in a form regulated in the ECL with a validity period until September 5, 2018, which can be renewed up to an additional 20 years in accordance with the ECL.

After the analysis of the market 16 “Call termination services in public mobile communication networks” the Agency on November 26, 2007 brought a decision by which T-Mobile MK and Cosmofon (competitor of T-Mobile MK, rebranded to ONE in November 2009) were designated with SMP status on Market 16. T-Mobile MK published a RIO with regulated termination rate effective from August 1, 2008. Second round analysis of Market 16 was concluded on May 14, 2010 and the third mobile operator VIP Operator (subsidiary of Mobilkom Austria) was designated as SMP on Market 16 on May 18, 2010.

Based on the second round analysis on Market 16 published by the Agency on May 14, 2010, on July 30, 2010 T-Mobile MK received a Decision for changing the RIO by which the mobile termination rate (MTR) has been defined with a glide path decrease in a four years’ time frame (until 2013). At the same time the Agency regulated the MTR’s for ONE and VIP with a respective 4 year glide path but introducing asymmetry between all three mobile operators which will lead to equal termination rates in September 2013. In August 2010 T-Mobile MK initiated a procedure before the Administrative Court to dispute the decision of the Agency arguing against the lowering of the MTR as well as against unjustified asymmetry. The administrative procedure has not started yet.

On July 7, 2010 the Agency concluded market analysis on Market 15 (Service for access and call initiation in the public mobile communication networks) and on July 28, 2010 brought a decision by which T-Mobile MK was designated with SMP status on Market 15. As a result of the SMP designation, T-Mobile MK was obliged to prepare and publish Referent Access Offer (“RAO”). T-Mobile MK submitted the offer to the Agency on August 28, 2010 and it was approved on November 29, 2010. On August 30, 2010 T-Mobile MK initiated a procedure before the Administrative Court challenging this decision of the Agency for designating T-Mobile MK as SMP on Market 15. The administrative procedure has not started yet.

On September 2, 2008 a decision for granting three 3G licenses was published. T-Mobile MK started commercial operations of the 3G services on June 11, 2009. The validity of the license is 10 years i.e. December 17, 2018, with a possibility for extension for 20 years in accordance with the ECL.

In December 2010 four bylaws, for General terms, RIO provisions, LRIC calculation for mobile operators and for specific network elements, were published for public debate. The new provisions in the bylaws are not in favor of T-Mobile MK but they will be subject to public debate and possible revision by the Agency.

In January 2011 the Agency officially published the draft market analysis for SMS termination.

1.3.6 Montenegrin Mobile

Crnogorski Telekom, the Group’s Montenegrin subsidiary is also providing mobile services under the T-Mobile brand (T-Mobile CG). CT is registered as one of three GSM/UMTS providers in Montenegro. T-Mobile CG, as the second mobile operator, was launched in 2000. The third mobile operator entered the market in 2007. T-Mobile CG started 3G operations in 2007.

As a result of the market analysis of the Agency (Note 1.3.3) T-Mobile CG is designated as an SMP in the market of termination of voice calls in its own network. Interconnect rates have been determined by the Regulator based on benchmarks. Number portability will be introduced by August 2011 also in the mobile the sector.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The new Mobile Country Code 297 (assigned to Montenegro after independence) has to be introduced by October 1, 2011 and consequently current SIM cards need to be changed. Montenegrin mobile operators have to register all prepaid customers by June 1, 2011.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The consolidated financial statements of Magyar Telekom have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU). All standards and interpretations issued by the International Accounting Standards Board (IASB) effective at the time of preparing the consolidated financial statements and applicable to Magyar Telekom have been endorsed by the EU. Therefore the consolidated financial statements currently also comply with IFRS as issued by the IASB and also comply with the Hungarian Accounting Law on consolidated financial statements, which refers to the IFRS as endorsed by the EU.

The consolidated financial statements are presented in millions of HUF. For the convenience of the reader, the consolidated Statement of financial position, Statement of comprehensive income and Statement of cash flows for the year 2010 are also presented in millions of U.S. dollars (USD) translated at a rate of HUF 208.65 to USD 1 (the official rate of the National Bank of Hungary at December 31, 2010). These translations are supplementary information, and are not in compliance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

2.1.1    Standards, amendments and interpretations effective and adopted by the Group in 2010

• IAS 27, IFRS 3 (amended). In January 2008 the IASB published the amended Standards IFRS 3 - Business Combinations and IAS 27 - Consolidated and Separate Financial Statements. The major changes compared to the previous version of the standards are summarized below:

•                  With respect to accounting for non-controlling interest an option is added to IFRS 3 to permit an entity to recognize 100% of the goodwill of the acquired entity, not just the acquiring entity’s portion of the goodwill (‘full goodwill’ option) or to measure non-controlling interest at its fair value. This option may be elected on a transaction-by-transaction basis.

•                  In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired. Even if the total ownership does not reach 100% as a result of the acquisition,  the Group can elect to recognize 100% of the goodwill of the acquired entity, not just the Group’s portion of the goodwill, consequently, the balance of the non-controlling interests can be measured at fair value at the acquisition date. Alternatively, the goodwill recognized may only represent the proportionate ownership acquired, consequently, the measurement of non-controlling interests at the acquisition date can exclude their share of the goodwill.

•                  A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, and gain or loss is not recognized.

•                  A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•                  Acquisition related costs are accounted for separately from the business combination, and therefore, recognized as expenses rather than included in goodwill. An acquirer has to recognize at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill.

•                  The revised standards require an entity to attribute their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

•                  Effects resulting from an effective settlement of pre-existing relationships (relationships between acquirer and acquiree before the business combination) must not be included in the determination of the consideration.

•                  In contrast to the original IFRS 3, the amended version of this standard provides rules for rights that have been granted to the acquiree (e.g. to use its intellectual property) before the business combination and are re-acquired with the business combination.

•                  The revised IFRS 3 brings into scope business combinations involving only mutual entities and business combinations achieved by contracts alone.

The Group adopted the amended versions of IFRS 3 and IFRS 27 as of January 1, 2010. The amended standards did not have a significant impact on the Group’s Statement of comprehensive income or Statement of financial position since the Group had no major investment transactions during the year.

• IFRS 2                      (amended) Share-based Payment. The amendments related to Group Cash-settled Share-based Payment Transactions were published in June 2009. Previously effective IFRSs required attribution of group share-based payment transactions only if they were equity-settled. The amendments resolved diversity in practice regarding attribution of cash-settled share-based payment transactions and require an entity receiving goods or services in either an equity-settled or a cash-settled payment transaction to account for the transaction in its separate or individual financial statements. Amendments to IFRS 2 shall be applied retrospectively for annual periods beginning on or after January 1, 2010. The amendments also incorporate the guidance contained in IFRIC 8 (Scope of IFRS 2) and in IFRIC 11 (IFRS 2 - Group and Treasury Share Transactions). As a result, the Board withdrew IFRIC 8 and IFRIC 11. As the Group has no significant share based compensations, the amended standard did not have a significant effect on the financial statements of the Group.

• IFRIC 18 Transfers of Assets from Customers. The Interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for annual periods beginning on or after July 1, 2009 and applies prospectively. However, limited retrospective application is permitted. The Group applied IFRIC 18 as of January 1, 2010. Since the applicable transactions of the Group are not material, the interpretation did not have a significant effect on the Group.

2.1.2    Standards, amendments and interpretations effective in 2010 but not relevant for the Group

• IAS 39                     (amended) - The IASB published an amendment in August 2008 to IAS 39 with respect to hedge accounting. The amendment “Eligible Hedged Items” allows to designate only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment of IAS 39 shall be applied retrospectively for annual periods beginning on or after July 1, 2009. The amendment did not have any impact on Magyar Telekom’s accounts as the Group does not apply hedge accounting.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

• IFRS 1                      The IASB amended IFRS 1 in July 2009. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group.

• IFRIC 17           Distributions of Non-cash Assets to Owners. This interpretation issued in November 2008 refers to the issue when to recognize liabilities accounted for non-cash dividends payable (e.g. property, plant, and equipment) and how to measure them. In addition, the interpretation refers to the issue how to account for any difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The interpretation shall be applied for annual periods beginning on or after July 1, 2009. As the Group does not distribute non-cash dividends, IFRIC 17 had no impact on the Group’s financial statements.

• IFRS for Small and Medium-sized Entities. In July 2009 the IASB issued its IFRS for Small and Medium-sized Entities, which is not relevant for Magyar Telekom.

2.1.3           Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group

• IAS 24       (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore the IASB has simplified the definition of related party and removed inconsistencies. The revised standard shall be applied retrospectively for annual periods beginning on or after January 1, 2011. Earlier application is permitted. We do not expect that the revised standard would have a significant impact on the disclosures in the Group’s financial statements. The European Union has endorsed the revised standard.

• IFRS 9       Financial Instruments. The standard forms the first part of a three-phase project to replace IAS 39 (Financial Instruments: Recognition and Measurement) with a new standard, to be known as IFRS 9 Financial Instruments. IFRS 9 prescribes the classification and measurement of financial assets and liabilities. The remaining phases of this project, dealing with the impairment of financial instruments and hedge accounting, as well as a further project regarding derecognition, are in progress.

Financial assets - At initial recognition, IFRS 9 requires financial assets to be measured at fair value.  After initial recognition, financial assets continue to be measured in accordance with their classification under IFRS 9.  Where a financial asset is classified and measured at amortized cost, it is required to be tested for impairment in accordance with the impairment requirements in IAS 39. IFRS 9 defines the below rules for classification.

•                  IFRS 9 requires that financial assets are classified as subsequently measured at either amortized cost or fair value. There are two conditions needed to be satisfied to classify financial assets at amortized cost: (1) The objective of an entity’s business model for managing financial assets has to be to hold assets in order to collect contractual cash flows; and (2) The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Where either of these conditions is not satisfied, financial assets are classified at fair value.

•                  Fair Value Option: IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the amortized cost category, to be at fair value through profit or loss if that designation eliminates or significantly reduces a measurement or recognition inconsistency (‘accounting mismatch’).

•                  Equity instruments: The default category for equity instruments is at fair value through profit or

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

loss.  However, the standard states that an entity can make an irrevocable election at initial recognition to present all fair value changes for equity investments not held for trading in other comprehensive income.  These fair value gains or losses are not reported as part of a reporting entity’s profit or loss, even when a gain or loss is realized. Only dividends received from these investments are reported in profit or loss.

•                  Embedded derivatives: The requirements in IAS 39 for embedded derivatives have been changed by no longer requiring that embedded derivatives be separated from financial asset host contracts.

•                  Reclassification: IFRS 9 requires reclassification between fair value and amortized cost when, and only when there is a change in the entity’s business model. The ‘tainting rules’ in IAS 39 have been eliminated.

Financial liabilities - IFRS 9 “Financial Instruments” sets the requirements on the accounting for financial liabilities and replaces the respective rules in IAS 39 “Financial Instruments: Recognition and Measurement”. The new pronouncement

•                  Carries forward the IAS 39 rules for the recognition and derecognition unchanged.

•                  Carries forward most of the requirements in IAS 39 for classification and measurement.

•                  Eliminates the exception from fair value measurement for derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument.

•                  Changes the requirements related to the fair value option for financial liabilities to address own credit risk.

An entity shall apply IFRS 9 for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. A reporting entity must apply IFRS 9 retrospectively. For entities that adopt IFRS 9 for periods before January 1, 2012 the IFRS provides transition relief from restating comparative information. The adoption of the new standard will likely result in changes in the financial statements of the Group, the exact extent of which we are currently analyzing. The European Union has not yet endorsed the standard.

• IFRS 7       (amended) - The IASB published an amendment to IFRS 7 Amendments to IFRS 7 Financial Instruments: Disclosures in October 2010. The amendment requires quantitative and qualitative disclosures regarding transfers of financial assets that do not result in entire derecognition, or that result in continuing involvement. This is intended to allow users of financial statements to improve their understanding of such transactions (for example, securitizations), including understanding the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of such transactions are undertaken around the end of a reporting period. The application of the amendment is required for annual periods beginning on or after July 1, 2011. An earlier application is permitted. We do not expect that the adoption of the amended standard would result in significant changes in the financial statements disclosures of the Group. The European Union has not yet endorsed the amended standard.

2.1.4           Standards, amendments and interpretations that are not yet effective and not relevant for the Group’s operations

• IAS 12       (amended). In December 2010, the IASB issued published the pronouncement “Deferred Tax: Recovery of Underlying Assets - Amendments to IAS 12”. The new pronouncement “Deferred Tax: Recovery of Underlying Assets - Amendments to IAS 12” sets presumptions for the recovery (e.g. use or sale) of certain assets. This is relevant in cases where the type of recovery has different tax consequences. The pronouncement sets the rebuttable presumption that the carrying amount of investment property that is measured using the fair value model in IAS 40 will be recovered through sale. Moreover, the carrying amount of a non-depreciable asset measured using the revaluation model in IAS 16 is always deemed to be recovered through sale. The amendment supersedes SIC 21

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

and shall be applied for annual periods beginning on or after 1 January 2012. Earlier application is permitted. As Magyar Telekom does not have investment properties or non-depreciable asset measured using the revaluation model in IAS 16, the amended standard will not have any impact on the Group’s financial statements. The European Union has not yet endorsed the amended standard.

• IAS 32       (amended) - The IASB published an amendment to IAS 32 Financial Instruments: Presentation in October 2009. The amendment clarifies the classification of rights issues as equity or liabilities for rights issues that are denominated in a currency other than the functional currency of the issuer. These rights issues are recorded as derivative liabilities before the amendment. The amendment requires that such right issues offered pro rata to all of an entity’s existing shareholders are classified as equity. The classification is independent of the currency in which the exercise price is denominated. The application of the amendment is required for annual periods beginning on or after February 1, 2010. An earlier application is permitted. The amendment will have no impact on the Group’s financial statements as Magyar Telekom has no such instruments. The European Union has also endorsed the amended standard.

• IFRS 1       The IASB amended IFRS 1 in January 2010 and in December 2010. As the Group has been reporting according to IFRS for many years, neither the original standard, nor any revision to that is relevant for the Group. The European Union has endorsed only the first amendment of the standard.

• IFRIC 14  (amended) IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. In November 2009, the IASB issued an amendment to IFRIC 14, which corrects an unintended consequence of IFRIC 14. Without the amendments, in some circumstances entities are not permitted to recognize some voluntary prepayments for minimum funding contributions as an asset. The amendment permits such an entity to treat the benefit of such an early payment as an asset. The amendments are effective for annual periods beginning January 1, 2011. The amendments must be applied retrospectively to the earliest comparative period presented. The amended interpretation is not applicable to Magyar Telekom as the Group has no funded defined post-retirement benefit schemes. The European Union has endorsed the amended interpretation.

• IFRIC 19  Extinguishing Financial Liabilities with Equity Instruments. This interpretation issued in November 2009 clarifies the requirements of IFRSs when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. The interpretation is effective for annual periods beginning on or after July 1, 2010 with earlier application permitted. The interpretation shall be applied retrospectively. The interpretation will not have any impact on Magyar Telekom’s financial statements as the Group does not extinguish any of its financial liabilities with equity instruments. The European Union has endorsed this interpretation.

2.2 Consolidation

2.2.1 Subsidiaries

Subsidiaries in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies as to obtain benefit from its activities, are consolidated.

The existence and effect of potential voting rights that are presently exercisable or presently convertible are also considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group, and are no longer consolidated from the date control ceases. The acquisition method of accounting is used to account for business combinations. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition whereby costs directly attributable to the acquisition are expensed for transactions closed after January 1, 2010. The excess of the cost of acquisition over the fair value of the net assets and contingent liabilities of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

value of the net assets of the subsidiary acquired, the difference is recognized directly in the Profit for the year (Other operating income).

If applicable,  the Group recognizes at the acquisition date a liability for any contingent purchase consideration. If the amount of contingent consideration accounted for as a liability changes as a result of a post-acquisition event (such as meeting an earnings target), it is recognized in accordance with other applicable IFRSs, as appropriate rather than as an adjustment of goodwill for acquisitions concluded after January 1, 2010. For acquisitions concluded before, the difference between the contingent consideration recognized at the acquisition date and the actual contingent consideration paid was recognized as an adjustment to goodwill.

As for the measurement of non-controlling interest, from January 1, 2010, the Group may recognize 100% of the goodwill of the acquired entity, not just the Group’s portion of the goodwill. This is elected on a transaction-by-transaction basis. Before that date, the Group could only recognize its own share of the goodwill. The Group attributes their share of losses to the non-controlling interests even if this results in the non-controlling interests having a deficit balance since January 1, 2010. Before that date, the balance of the Non controlling interests could not be a negative amount and thus these losses would be allocated to the Group.

In a step acquisition, the fair values of the acquired entity’s assets and liabilities, including goodwill, are measured on the date when control is obtained. Accordingly, goodwill is measured as the difference at the acquisition date between the fair value of any investment the business held before the acquisition, the consideration transferred and the fair value of the net asset acquired and non-controlling interest is recorded at fair value when the Group elects the fair value option.

In case of acquisitions where the transaction takes place between companies under common control (i.e. with other Deutsche Telekom group companies), the transaction is recorded at the carrying amounts as recorded in the selling owner’s accounts, and any gains, losses or differences between the carrying amount and the sale-purchase price are recognized in Retained earnings.

A partial disposal of an investment in a subsidiary while control is retained is accounted for as an equity transaction with owners, therefore gain or loss is not recognized in profit or loss for disposals concluded since January 1, 2010. Before that date, the gain or loss was recognized as a current year income.

A partial disposal of an investment in a subsidiary that results in loss of control triggers re-measurement of the residual interest to fair value. Any difference between fair value and carrying amount is a gain or loss on the disposal, recognized in profit or loss since January 1, 2010. Before that date, no such re-measurement took place.

Inter-company transactions, balances and unrealized gains on transactions between the Magyar Telekom Group companies are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2010 and 2009 the principal operating subsidiaries of the Group were as follows:

	Group interest in capital as at December 31,
Subsidiaries	2009	2010	Activity
Incorporated in Hungary:
Dataplex	100.00%	100.00%	IT hardware co-location service provider
Origo	100.00%	100.00%	Internet and TV content provider
KFKI	100.00%	100.00%	System integration and IT services
IQSYS	100.00%	100.00%	System integration and IT services
Pro-M	100.00%	100.00%	Professional Mobile Radio (PMR) network operator
ISH	100.00%	100.00%	Integrated healthcare IT services
Telekom New Media	100.00%	100.00%	Interactive service provider of telecommunications applications

Incorporated in Macedonia:
Makedonski Telekom (MKT)	56.67%	56.67%	Fixed line telecom service provider
T-Mobile Macedonia (T-Mobile MK)	56.67%	56.67%	Cellular telecom service provider
Stonebridge	100.00%	100.00%	Holding company

Incorporated in Montenegro:
Crnogorski Telekom (CT)	76.53%	76.53%	Telecom service provider

Incorporated in Romania:
Combridge	100.00%	100.00%	Wholesale telecommunications service provider
Incorporated in Bulgaria:
Novatel BG	100.00%	100.00%	Wholesale telecommunications service provider
Orbitel	100.00%	— (a)	Alternative telecommunications and internet service provider

Incorporated in the Ukraine:
Novatel UA	100.00%	100.00%	Alternative telecommunications and internet service provider

(a) Orbitel was sold in January, 2010. See also Note 26.

The Group’s interest in the capital of the above subsidiaries equals the voting rights therein.

2.2.2 Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control, generally reflecting a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities in which the Group has an ownership of 50% with and equivalent external partner holding the other 50% of the voting rights. Investments in associates and joint ventures are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates and joint ventures includes goodwill arising on acquisitions, and net of any accumulated impairment loss.

The Group’s share of its associates’ and joint ventures’ post-acquisition profits or losses is recognized in the Profit for the year (Share of associates’ and joint ventures’ profits). The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest in the company, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Unrealized gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest in the company. Accounting policies of associates and joint ventures have been adjusted

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

where necessary to ensure consistency with the policies adopted by the Group.

At December 31, 2010 and 2009 the Group had no significant associates or joint ventures

2.3 Foreign currency translation

2.3.1           Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).

The consolidated financial statements are presented in millions of HUF, as the Group’s presentation currency is the Hungarian Forint.

2.3.2           Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Profit for the year (Other finance expense - net).

2.3.3           Group companies

The results and financial position of all of the Group’s entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

• For the initial consolidation of foreign subsidiaries acquired, their assets and liabilities at the acquisition date are incorporated into the consolidated financial statements after translating the balances into HUF using the exchange rate prevailing at the date of acquisition. The fair value adjustments resulting from the purchase price allocation and goodwill are accounted for in HUF for acquisitions before March 31, 2004, after which date these adjustments arising on consolidation are accounted for in the functional currency of the subsidiary.

• Assets and liabilities for each Statement of financial position presented are translated at the closing rate at the date of that Statement of financial position.

• Statements of comprehensive income are translated at cumulated average exchange rates.

• All resulting exchange differences are recognized directly in the consolidated equity (Cumulative translation adjustment). When a foreign operation is fully or partially disposed of, exchange differences that were recorded in equity are recognized in the Profit for the year as part of the gain or loss on sale.

2.4 Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets of the Group include cash and cash equivalents, equity instruments of another entity (available-for-sale) and contractual rights to receive cash (trade and other receivables) or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity (derivatives).

Financial liabilities of the Group include liabilities that originate from contractual obligations to deliver cash or another financial asset to another entity (non-derivatives); or to exchange financial assets or financial liabilities with

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another entity under conditions that are potentially unfavorable to the entity (derivatives).

Financial liabilities, in particular, include liabilities to banks and related parties, finance lease payables, trade payables and derivative financial liabilities.

Finance lease receivables and liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases. See Note 2.17.

The fair value of traded financial instruments is determined by reference to their market prices at the end of the reporting period. This typically applies to available-for-sale (AFS) financial instruments.

The fair value of financial instruments that are not traded in an active market (e.g. derivative financial instruments) is determined by using discounted cash flow valuation technique. The fair value of forward foreign exchange contracts is determined using quoted spot exchange rates and appropriate interest rates at the end of the reporting period.

The fair value of other financial instruments is also determined by using discounted cash flow valuation technique. The expected quarterly cash inflows or outflows are discounted by market based interest rates interpolated from the official Budapest and EUR Interest Rate Swap.

The fair value of long term fixed-rate financial liabilities (Financial liabilities to related parties, Bank loans and Nonconvertible bonds and debentures) is also determined by using discounted cash flow valuation technique. The cash flows of the liabilities are discounted by interest rates, which are reasonable to the Group for similar financial instruments. The carrying amount of floating-rate financial liabilities or those expiring within one year approximate the fair values at the end of the reporting period.

Assumptions applied in the fair value calculations are subject to uncertainties. Changes in the assumptions applied in the calculations would have an impact on the carrying amounts, the fair values and/or the cash flows originating from the financial instruments. Sensitivity analyses related to the Group’s financial instruments are provided in Note 3.

2.4.1           Financial assets

The Group classifies its financial assets in the following categories:

•                  at fair value through profit or loss

•                  loans and receivables

•                  available-for-sale (AFS)

•                  held-to-maturity

The classification depends on the purpose for which the financial asset was acquired. Management determines the classification of financial assets at their initial recognition.

Standard purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the Profit for the year.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Impairment losses of financial assets are recognized in the Profit for the year against allowance accounts to reduce the carrying amount until the derecognition of the financial asset, when the net carrying amount (including any allowance for impairment) is derecognized from the Statement of financial position. Any gains or losses on derecognition are calculated and recognized as the difference between the proceeds from disposal and the (net)

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carrying amount derecognized.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

2.4.1.1           Financial assets at fair value through profit or loss

The “financial assets at fair value through profit or loss” measurement category includes the following financial assets:

•                  Financial assets that are designated as “at fair value through profit or loss” using the fair value option as per IAS 39

•                  Financial assets incurred for the purpose of selling immediately or in the near term and thus classified as “held for trading”

•                  Derivative financial assets are classified as “held for trading”

Assets in this category are classified as current assets (Other financial current assets). No reclassification between categories has been made in the past and no reclassifications are expected in the future.

Assets in this category are initially recognized and subsequently carried at fair value. Gains or losses arising from changes in the fair value and impairment losses or their reversals are recognized in the Profit for the year (Other finance expense - net) in the period in which they arise. The Group only classifies derivative financial instruments in this category.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Other finance expense - net).

2.4.1.2           Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Receivables are included in current assets, except those with maturities over 12 months after the financial statement date. These are classified as Other non-current assets.

The following items are assigned to the “loans and receivables” measurement category.

•                  cash and cash equivalents,

•                  trade receivables,

•                  other receivables,

•                  employee loans,

•                  loans granted to related parties and third parties.

Loans and receivables are initially recognized at fair value and subsequently carried at amortized cost using the effective interest method, less any impairment.

The carrying amount of loans and receivables, which would otherwise be past due, whose terms have been renegotiated is not impaired if the collectability of the renegotiated cash flows are considered ensured.

(a) Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts.

Should an impairment on cash and cash equivalents occur, it would be recognized in the Profit for the year (Other finance expense - net).

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(b) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the underlying arrangement. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments as well as historical collections are considered indicators that the trade receivable is impaired.

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the Profit for the year (Other operating expenses — Bad debt expense).

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and collectively for financial assets that are not individually significant. If no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, Magyar Telekom includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is recognized are not included in a collective assessment of impairment.

The Group’s benchmark policy for collective assessment of impairment is based on the aging of the receivables due to the large number of relatively similar type of customers.

Individual valuation is carried out for customers under litigation; bankruptcy proceedings and for the total receivables of customers with overdue receivables. Itemized valuation is also performed in special circumstances, if there is an overdue receivable from any designated customer with different credit risk attributes.

When a trade or an other receivable is established to be uncollectible, it is written off against Other operating expenses in the Profit for the year (Bad debt expense) with a parallel release of cumulated impairment. Subsequent recoveries of amounts previously written off are credited against the same line of the Statement of comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed by adjusting the allowance account. The reversal shall not result in a carrying amount of the financial asset that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal shall be recognized in the Profit for the year as a reduction to Other operating expenses (Bad debt expense).

Amounts due to, and receivable from, other network operators are shown net where a right of set-off exists and the amounts are settled on a net basis (such as interconnection receivables and payables).

(c) Employee loans

Employee loans are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment loss.

The difference between the nominal value of the loan granted and the initial fair value of the employee loan is recognized as prepaid employee benefits. Interest income on the loan granted calculated by using the effective interest method is recognized as Interest income, while the prepaid employee benefits are amortized to Employee related expenses evenly over the term of the loan.

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Impairment losses on Employee loans are recognized in the Profit for the year (Employee related expenses).

(d) Loans granted to related parties and third parties

Loans granted to related parties and third parties include short term loans and deposits made with DTAG or other trading partners.

Impairment losses on Loans granted to related parties and third parties are accounted for in the Profit for the year (Other finance expense - net).

2.4.1.3    Available-for-sale (AFS) financial assets

AFS financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in other non current financial assets unless management intends to dispose of the investment within 12 months of the financial statement date. In this latter case they are included in current assets (Other financial assets).

The “available-for-sale financial assets” measurement category includes:

•                  listed equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  unlisted equity instruments that are neither consolidated nor included using the equity method in the consolidated financial statements

•                  debt instruments

AFS financial assets are initially recognized and also subsequently carried at fair value. The unrealized changes in the fair value of available-for-sale financial assets are recognized in equity (Revaluation reserve for AFS financial assets).

Interest on available-for-sale debt securities calculated using the effective interest method is recognized in the Profit for the year (Interest income). Dividends on available-for-sale equity instruments are recognized in the Profit for the year (Other finance expense - net) when the Group’s right to receive payments is established.

The Group assesses at each financial statement date whether there is objective evidence that a financial asset is impaired. There is objective evidence of impairment if as a result of loss events that occurred after the initial recognition of the asset have an impact on the estimated future cash flows of the financial asset that can be reliably estimated. If any such evidence exists for AFS financial assets, the cumulative unrealized gain (if any) is reclassified from Other comprehensive income to Profit for the year, and any remaining difference is also recognized in the Profit for the year (Other finance expense - net). Impairment losses recognized on equity instruments are not reversed through the Profit for the year, while impairment losses recognized on debt instruments are reversed through the Profit for the year.

When AFS financial assets are sold or redeemed, therefore derecognized, the fair value adjustments accumulated in equity are reclassified from Other comprehensive income to Profit for the year (Other finance expense - net).

2.4.1.4    Held-to-maturity investments

This category includes non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity. The Group does not classify any of its financial instruments in this category.

2.4.2       Financial liabilities

There are two measurement categories for financial liabilities used by the Group:

•                  Financial liabilities carried at amortized cost

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•                  Financial liabilities at fair value through profit or loss

No reclassification between categories has been made in the past and no reclassifications are expected in the future. Both types of financial liabilities are initially recognized at fair value, while subsequent measurements are different (see below). We remove a financial liability (or a part of a financial liability) from the Statement of financial position when, and only when, it is extinguished — i.e. when the obligation specified in the contract is discharged, cancelled or expired.

2.4.2.1    Financial liabilities carried at amortized cost

The measurement category for “financial liabilities measured at amortized cost” includes all financial liabilities not classified as “at fair value through profit or loss”.

(a) Loans and other borrowings

Borrowings are recognized initially at fair value less transaction costs, and subsequently measured at amortized costs using the effective interest rate method. The effective interest is recognized in the Profit for the year (Interest expense) over the period of the borrowings.

(b) Trade and other payables

Trade and other payables (including accruals) are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. The carrying values of trade and other payables approximate their fair values due to their short maturity.

2.4.2.2    Financial liabilities at fair value through profit or loss

Since the Group currently has no intention of measuring non-derivative financial liabilities at fair value, generally only derivative financial instruments are assigned to this category.

The Group does not designate any derivatives as hedging instruments, therefore, all derivatives are classified as “held for trading”.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and their fair values are re-measured at subsequent financial statement dates. Magyar Telekom does not apply hedge accounting for its financial instruments, therefore all gains and losses are recognized in the Profit for the year (Other finance expense - net).

The Group considers only those contracts as a separable host contract and an embedded derivative which are denominated neither in the functional currency of either of the contracting parties nor in a currency that is commonly used in contracts to purchase or sell non-financial items in the economic environment in which the transaction takes place (e.g. a relatively stable and liquid currency that is commonly used in local business transactions or external trade). The Group has identified EUR and USD (except Montenegro) as currencies commonly used in the Group’s operating area.

2.5 Inventories

Inventories are stated at the lower of cost or net realizable value using the historical cost method of accounting, and are valued on a weighted average basis. The cost of inventories comprises all costs of purchase, cost of construction and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Phone sets are often sold for less than cost in connection with promotions to obtain new subscribers with minimum commitment periods (Note 4.6). Such loss on the sale of equipment is only recorded when the sale occurs if

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the normal resale value is higher than the cost of the phone set. If the normal resale value is lower than costs, the difference is recognized as impairment immediately.

Impairment losses on Inventories are recognized in Other operating expenses (Materials, maintenance and service fees).

2.6 Non current assets held for sale

An asset is classified as held for sale if it is no longer needed for the future operations of the Group, and has been identified for sale, which is highly probable and expected to take place within 12 months. These assets are accounted for at the lower of carrying value or fair value less cost to sell. Depreciation is discontinued from the date of designation to the held for sale status. When an asset is designated for sale, and the fair value is determined to be lower than the carrying amount, the difference is recognized in the Profit for the year (Depreciation and amortization) as an impairment loss.

2.7 Property, plant and equipment (PPE)

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses.

The cost of an item of PPE comprises its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located is also included in the costs if the obligation incurred can be recognized as a provision according to IAS 37 — Provisions, Contingent Liabilities and Contingent Assets.

Government grants relating to the purchase of PPE are deducted from the original cost of the items and are recognized in the Profit for the year through the reduced amount of depreciation of the related assets over their useful lives. Investment tax credits relating to qualifying investment projects (Note 9.5) are also recognized in this manner.

Cost in the case of telecommunications equipment comprises of all expenditures including the cabling within customers’ premises and borrowing costs of related loans.

Subsequent expenditure on an asset that meets the recognition criteria to be recognized as an asset or an addition to an asset is capitalized, while maintenance and repairs are charged to expense when incurred.

When assets are scrapped, the cost and accumulated depreciation are removed from the accounts and the loss is recognized in the Profit for the year as depreciation expense.

When assets are sold, the cost and accumulated depreciation are removed from the accounts and any related gain or loss is recognized in the Profit for the year (Other operating income).

Depreciation is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives and residual values for consistency with current development plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 12. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

2.8 Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and impairment losses.

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Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use. These costs are amortized over the estimated useful life of the software. Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. Costs directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Direct costs include the software development employee related costs and an appropriate portion of relevant overhead. Computer software development costs recognized as assets are amortized over their estimated useful lives. As these assets represent an immaterial portion of all software, these are not disclosed separately.

Costs associated with the acquisition of long term frequency licenses are capitalized including any related borrowing costs. The useful lives of concessions and licenses are determined based on the underlying agreements and are amortized on a straight line basis over the period from availability of the frequency for commercial use until the end of the initial concession or license term. No renewal periods are considered in the determination of useful life.

Amortization is calculated on a straight-line basis from the time the assets are deployed and charged over their economic useful lives. On an annual basis, Magyar Telekom reviews the useful lives for consistency with current development and replacement plans and advances in technology. For further details on the groups of assets impacted by the most recent useful life revisions refer to Note 13. The annual revisions are conducted in the second quarter of the year and the resulting changes are applied from the third quarter of the year. In addition to the regular revisions, any investment decisions made throughout the year may also result in a change of useful life of a group of assets in any period of the year.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net assets and contingent liabilities of the acquired subsidiary or business at the date of acquisition. Goodwill is carried at cost less accumulated impairment losses. Impairment testing is carried out on an annual basis for all goodwill in the last quarter of the year based on the carrying values as at September 30 of the year. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity or business include the carrying amount of goodwill relating to the entity or business sold.

In determining whether an asset that incorporates both intangible and tangible elements should be treated under IAS 16 - Property, Plant and Equipment or as an intangible asset under IAS 38 — Intangible Assets, management uses judgment to assess which element is more significant and recognizes the assets accordingly.

2.9 Impairment of PPE and intangible assets

Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the assets’ fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units - CGUs).

The fair values of the individual tangible and intangible assets of the Group in most cases cannot be determined as individual assets do not generate cash flows. Instead, the Group determines CGUs to which the individual assets are allocated and the fair values can only be determined at CGU level, primarily by using discounted cash flow analyses. See also Note 4.3. Corporate assets which have the distinctive characteristics of not generating cash inflows independently of other assets or groups of assets are allocated to CGUs when conducting impairment tests.

Goodwill is tested for impairment annually or more frequently if circumstances indicate that impairment may have occurred. When conducting the impairment tests, Magyar Telekom allocates goodwill to its cash generating units or groups of cash generating units, which, in the vast majority of the cases, are determined at the operating segment level. See also Note 4.2. Operating segments may include one clearly identifiable company or a group of companies, or components of one company and other companies as well.

For the subsidiaries included in the operating segments the Group establishes the subsidiaries’ recoverable amounts by determining their fair value less cost to sell by using valuation techniques. These include the use of recent

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arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analyses and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs. The fair values determined as described above are used as a basis when establishing the need for an impairment of any goodwill allocated to the CGUs or group of CGUs (usually the operating segments). See also Note 4.2. If the calculated fair value less cost to sell is lower than the carrying amount of the operating segment, goodwill is impaired.

The impairment losses of PPE and intangible assets are accounted for in the Depreciation and amortization line of the Statement of comprehensive income.

2.10 Provisions and contingent liabilities

Provisions are recognized when Magyar Telekom has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Provisions are measured and recorded as the best estimate of the expenditure required to settle the present obligation at the financial statement date.

Provisions for obligations expected to fall due after 12 months are generally recognized at their present value and are accreted (against Interest expense) until utilization or reversal.

No provision is recognized for contingent liabilities. A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.11 Treasury stock

When the Company or its subsidiaries purchase the Company’s equity shares, the consideration transferred including any attributable incremental external costs are deducted from the Equity of the owners of the parent as Treasury stock until they are re-sold or cancelled. When such shares are subsequently sold, the treasury share balance decreases by the original cost of the shares, thereby increasing equity, while any gains or losses are also recognized in equity (Retained earnings). Treasury stock transactions are recorded on the transaction date.

2.12 Revenues

Revenues for all services and equipment sales (Note 22) are shown net of VAT, discounts and excluding sales within the Group. Revenue is recognized when the amount of the revenue can be reliably measured, and when it is probable that future economic benefits will flow to the Group and all other specific recognition criteria of IAS 18 on the sale of goods and rendering of services are met for the provision of each of the Group’s services and sale of goods.

Customers of the Group are granted loyalty awards (credit points) based on their usage of the Group’s services including timely payment of their invoices. Loyalty awards can be accumulated and redeemed to obtain future benefits (e.g. call credits, handset discounts, etc.) from the operators of the Group. When customers earn their credit points, the fair value of the credit points earned are deducted from the revenue invoiced to the customer, and recognized as Other liabilities (deferred revenue). On redemption (or expiry) of the points, the deferred revenue is released to revenue as the customer collected (or waived) the undelivered element of the deemed bundle.

Revenues from operating leases are recognized on a straight line basis over the period the services are provided. Operating lease revenues are primarily included in the System integration and IT revenues.

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2.12.1 Fixed line and mobile telecommunications revenues

Revenue is primarily derived from services provided to Magyar Telekom’s customer subscribers and other third parties using Magyar Telekom’s telecommunications network, and equipment sales.

Customer subscriber arrangements typically include an equipment sale, subscription fee and charge for the actual voice, internet, data or multimedia services used. The Group considers the various elements of these arrangements to be separate earnings processes and classifies the revenue for each of the deliverables into the categories as disclosed in Note 22 using the residual method for each of the elements. These units are identified and separated, since they have value on a standalone basis and are sold not only in a bundle, but separately as well. Therefore the Group recognizes revenues for all of these elements using the residual method that is the amount of consideration allocated to the delivered elements of the arrangements equals the total consideration less the fair value of the undelivered elements.

The Group provides customers with narrow and broadband access to its fixed, mobile and TV distribution networks. Service revenues are recognized when the services are provided in accordance with contractual terms and conditions. Airtime revenue is recognized based upon minutes of use and contracted fees less credits and adjustments for discounts, while subscription and flat rate revenues are recognized in the period they relate to.

Revenue and expenses associated with the sale of telecommunications equipment and accessories are recognized when the products are delivered, provided that there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement.

Advertising revenues are recognized in the period that the advertisements are exhibited.

Revenues from premium rate services (Voice and non-voice) are recognized on a gross basis when the delivery of the service over Magyar Telekom’s network is the responsibility of the Group, the Group establishes the prices of these services and bears substantial risks of these services, otherwise these revenues are presented on a net basis.

Customers may also purchase prepaid mobile, public phone and internet credits (“cards”) which allow those customers to use Magyar Telekom’s telecommunications network for a selected amount of time. Customers must pay for such services at the date when the card is purchased. Revenues from the sale of cards are recognized when used by the customers or when the credits expire with unused traffic.

Third parties using Magyar Telekom’s telecommunications network include roaming customers of other service providers and other telecommunications providers which terminate or transit calls on Magyar Telekom’s network. These wholesale (incoming) traffic revenues included in Voice and Non-voice (Data and Internet) revenues are recognized in the period of related usage. A proportion of the revenue received is often paid to other operators (interconnect) for the use of their networks, where applicable. The revenues and costs of these transit calls are stated gross in the Financial statements as the Group is the principal supplier of these services using its own network freely defining the pricing of the services, and recognized in the period of related usage.

2.12.2 System integration and IT revenues

Contracts for network services, which consist of the installation and operation of communication networks for customers, have an average duration of 2-3 years. Revenues for voice and data services are recognized under such contracts when used by the customer.

Revenue from outsourcing contracts reflects the extent of actual services delivered in the period in accordance with the terms of the contract. The contracts are analyzed based on the requirements of IFRIC 4 - Determining whether an Arrangement contains a Lease, and if they include embedded lease elements, the revenues attributable to these are recognized according to IAS 17 - Leases as described in Note 2.17.

Revenue from system integration contracts requiring the delivery of customized products and/or services is generally covered by one of the following types of contracts: fixed-price or time and material-based. For fixed-price contracts, revenue is generally recognized based on percentage of completion taking into account the proportion that

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contract costs incurred for work performed to date bear to the estimated total contract costs. In the case of contracts billed on the basis of time and material, revenue is recognized as the services are rendered.

Revenue from maintenance services (generally fixed fee per month) is recognized over the contractual period or as the services are provided. Revenue from repairs, which are not part of the maintenance contract, billed on the basis of time and material used is recognized as the services are provided.

Revenue from hardware and software sales or sales-type leases is recognized when the risk of ownership is substantially transferred to the customer, provided there are no unfulfilled obligations that affect the customer’s final acceptance of the arrangement. Any costs of these obligations are recognized when the corresponding revenue is recognized.

Revenues from construction contracts are accounted for using the percentage-of-completion method. The stage of completion is determined on the basis of the costs incurred to date as a proportion of the estimated total costs. Receivables from construction contracts are classified in the Statement of financial position as Trade receivables. If the total actual and estimated expenses exceed revenues for a particular contract, the loss is recognized immediately (in Expenses directly related to revenues).

2.13 Employee benefits

2.13.1 Short term employee benefits

Short term employee benefits are recognized as a current expense in the period when employees render their services. These include wages, social security contributions, bonuses, paid holidays, discounted telephone bills, meal and holiday contributions and other fringe benefits and the tax charges thereon.

Payments to defined contribution pension and other welfare plans are recognized as an expense in the period in which they are earned by the employees.

Magyar Telekom does not have significant post-employment defined benefit schemes.

2.13.2 Share based compensation

Magyar Telekom recognizes the costs of services received from its employees in a share based payment transaction when services are received. Magyar Telekom recognizes a corresponding increase in its equity reserves (Reserve for equity settled share based transactions) if the services are received in an equity-settled share based payment transaction. When the share based compensation program is completed, i.e. the shares are transferred to the employees’ ownership or the share options have forfeited, the respective reserve is transferred to Retained earnings. If the services are received in a cash-settled share based payment transaction, the Group recognizes the expense against a liability, re-measured at each financial statement date.

Fair values are determined using option pricing models (such as Black-Scholes and Monte Carlo simulation) and other relevant techniques. As Magyar Telekom Plc. is listed and actively traded on the Budapest Stock Exchange, the share price and its history is readily available as a basis for fair value calculations.

Bonuses tied to the long term performance of the Magyar Telekom share are recognized in the Profit for the year at their time-proportioned fair value (Note 24.1) against an accumulating balance in Provisions.

2.13.3 Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the nominal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without the possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

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2.14 Research and Marketing expenses

Research as well as marketing costs are expensed as incurred. Research costs are not material, while marketing expenses are disclosed in Note 25.

2.15 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Other borrowing costs are recognized as an expense. Borrowing costs include interest and other costs that the Group incurs in connection with the borrowing of funds. The borrowing costs eligible for capitalization are capitalized applying the weighted average of the borrowing costs applicable to the general borrowings of the Group that are outstanding during the period. A qualifying asset is an asset that necessarily takes a substantial period of time, in general over 12 months, to get ready for its intended use.

2.16 Income taxes

2.16.1 Corporate income taxes

Corporate income taxes are payable to the central tax authorities of the countries in which the Group’s consolidated entities operate. The basis of the tax is the taxable entities’ accounting profit adjusted for non-deductible and non-taxable items. The nominal tax rates and the determination of the tax base vary among the countries in which the Group operates.

2.16.2 Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but applying a significantly lower tax rate.

2.16.3 Deferred taxes

Deferred tax is recognized applying the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit. Deferred tax is determined using income tax rates that have been enacted or substantially enacted by the financial statement date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit (or reversing deferred tax liabilities) will be available against which the temporary differences can be utilized.

Deferred tax is also provided on taxable temporary differences arising on investments in subsidiaries and associates and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17 Leases

2.17.1 Operating lease —Group as lessor

Assets leased to customers under operating leases are included in Property, plant and equipment in the Statement of financial position. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income is recognized as revenue on a straight-line basis over the lease term.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.17.2 Finance lease — Group as lessor

Leases of assets where Magyar Telekom transfers substantially all the benefits and risks of ownership are recognized and disclosed as revenue against a finance lease receivable. The revenue equals the estimated present value of the future minimum lease payments receivable and any unguaranteed residual value (net investment in the lease). The cost of the asset sold in a finance lease transaction is recognized at the inception of the lease. Each lease receipt is then allocated between the receivable and interest income so as to achieve a constant rate of return on the finance receivable balance outstanding. The interest element of the lease receipt is recognized in Interest income.

2.17.3 Operating lease —Group as lessee

Costs in respect of operating leases are charged to the Profit for the year on a straight-line basis over the lease term.

2.17.4 Finance lease — Group as lessee

Leases of property, plant and equipment where Magyar Telekom assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the fair value of the asset or if lower, at the estimated present value of the future minimum lease payments against a finance lease payable. Each lease payment is allocated between the finance liability and interest expense so as to achieve a constant rate of interest on the outstanding finance balance payable. The finance lease obligations, net of finance charges, are included in the Statement of financial position (Other financial liabilities). The interest element of the lease payments is charged to the Profit for the year (Interest expense) over the lease period. Property, plant and equipment acquired under finance lease contracts are depreciated over the shorter of the lease term or the useful life of the asset.

2.17.5 Sale and leaseback transactions

Sale and leaseback transactions involve the sale of an asset by Magyar Telekom and the leasing of the same asset or part of it back to Magyar Telekom. When sale and leaseback transactions qualify as finance leases any gain on the sale is deferred and recognized in the Profit for the year over the lease term through lower depreciation expense. If the leaseback qualifies as an operating lease, any gains or losses on the sale are recognized in the Profit for the year (Other operating income) at the time of the sale as the sales price reflects the fair value of the asset, while the lease payments are recognized in the Profit for the year (Other operating expenses) on a straight line basis over the period of the lease.

2.18 Earnings per share

Basic earnings per share is calculated by dividing profit attributable to the owners of the Company for the period by the weighted average number of common stocks outstanding. Diluted earnings per share is calculated considering the weighted average number of diluting share options (if any) in addition to the number of common stocks outstanding.

2.19 Dividends

Dividends payable to the Company’s shareholders and to Non-controlling shareholders of the Group’s subsidiaries are recorded as a liability and debited against equity (Retained earnings or Non-controlling interests) in the Group’s financial statements in the period in which the dividends are approved by the shareholders.

2.20 Segments

In the Financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the Management Committee (MC) of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of, the operating

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group described in the previous sub-notes of the Summary of significant accounting policies. The differences primarily originate from the fact that the operating segments’ annual results are determined and closed at an earlier stage, around January 10-12 each year, than these Financial statements. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the Financial statements are reflected in the next year’s segment results.

The operating segments’ revenues include revenues from external customers as well as the internal revenues generated from other segments for telecommunications and, to a lesser extent, from inter-segment support services. In order to concentrate on real performance achieved on third party transactions, the number of inter-segment cross-charges applied within the organizations of Magyar Telekom Plc. operating in different segments is fairly limited. These cross-charges are not meant to allocate all the actual costs to the operating segment which are in fact incurred for the operation of the particular segment. Consequently, regardless of the costs incurred for the operation of another segment, the supporting organizations of the operating segments do not charge revenues for the services delivered within Magyar Telekom Plc., the largest legal entity of the Group.

The operating segments’ results are monitored by the MC down to EBITDA (Earnings before interest, tax, depreciation and amortization) level, which is defined by the Group as Operating profit without Depreciation and amortization expense.

The MC does not monitor the assets and liabilities at the segment level.

Another important KPI monitored at segment level is capital expenditure (Capex), which is determined as the gross additions to PPE and Intangible assets, excluding those due to business combinations.

2.21 Comparative information

In order to maintain consistency with the current year presentation in the Financial statements and the Notes thereto, certain items may have been reclassified for comparative purposes. Material changes in disclosures, if any, are described in detail in the relevant Notes. In 2010 certain reclassifications impacted the disclosure of the financial results as described in Notes 27-29. As the changes in the disclosures did not impact the statements of financial position of any year, we did not extend the statements of financial position to include further comparative years.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3 FINANCIAL RISK MANAGEMENT

3.1 Financial risk factors

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cash flows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are also used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flows, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions. Nevertheless, hedge accounting is not applied to such transactions, considering that not all the criteria in IAS 39 are met.

The detailed descriptions of risks, the management thereof as well as sensitivity analyses are provided below. These sensitivity analyses calculate with reasonably possible changes in the relevant risk variables and their impact on profit before tax. The impacts disclosed below are subject to an average effective income tax rate of approximately 10% in the Group, i.e. the impact on Profit for the year would be approximately 90% of the pre tax amount. The potential impacts disclosed (less tax) would be the same on the Group’s Equity.

There were no major changes in these risks compared to the previous reporting period.

3.1.1 Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria; Total Debt to EBITDA ratio of 1.70 in 2010 (2009: 1.61), the allowed maximum of which would be 2.5 and EBITDA to Interest Expense ratio of 7.58 in 2010, (2009: 7.59), the allowed minimum of which would be 3.0. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange (FX) rate risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

For the presentation of market risks, we also provided sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on Profit before tax. These hypothetical changes were modeled to present a reasonably possible change in the relevant risk variables. The periodic effects are determined by relating the hypothetical changes in the risk variables to the balance of financial instruments at the end of the latest reporting period (2010) and the preceding reporting period (2009). The balances at the end of the reporting period are usually representative for the year as a whole, therefore the impacts are calculated using the year end balances as though the balances had been constant throughout the reporting period. As the global economic situation has not changed significantly compared to the end of the previous reporting period, the methods and assumptions used in the sensitivity calculations did not change significantly. As a result of the still rather volatile international capital and securities markets, a higher fluctuations of the FX and interest rates are also possible.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.1.1.1    Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. Currency risks primarily arise on financial instruments being denominated in a currency that is not the functional currency of the given operating segment of the Group. Differences resulting from the translation of the foreign subsidiaries financial statements into the Group’s presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which Magyar Telekom has financial instruments.

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered them with derivative instruments to substantially reduce FX risk.

(a) FX risks arising on loans from DTIF and related swaps with DT AG

In the past few years, all related party loans payable of Magyar Telekom were denominated in HUF. In agreement with Deutsche Telekom, the related party loans taken to finance general corporate needs from the financing vehicle of Deutsche Telekom, Deutsche Telekom International Finance B.V. (DTIF) from June 2009 are denominated in EUR, while, at the same time, cross-currency interest rate swaps are concluded with Deutsche Telekom AG to fix the actual cash flows of Magyar Telekom in HUF for the whole nominal amount and interest payments of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(b) FX risks arising on third party loans and related swaps

Magyar Telekom also has third party loans denominated in EUR, for the majority of which we also concluded cross-currency interest rate swap agreements with one of the substantial Hungarian banks to eliminate FX risk in connection with these loans and hedge the whole foreign currency denominated cash flows of these loans. Even though the Group does not apply hedge accounting, the change in the HUF/EUR exchange rate has no significant (net) impact on Profit before tax related to the hedged loans and the swaps together.

(c) Other FX exposure

The remaining FX exposure of Magyar Telekom is mostly related to (i) holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region, and (ii) operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency. In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group. Compared to the spot FX rates as of December 31, 2010, a 10% weaker functional currency HUF against the EUR and USD would have caused an unrealized loss of less than HUF 0.1billion on this net balance (2009: HUF 0.1 billion loss). The same amount of gain would have been caused by a 10% stronger functional currency HUF against the EUR and USD. Compared to the spot FX rates as of December 31, 2010, a 20% weaker functional currency MKD against the EUR and USD would have caused HUF 5.2 billion unrealized gain on this net balance (2009: HUF 4.4 billion gain). The same amount of loss would have been caused by a 20% stronger functional currency MKD against the EUR and USD.

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts. The fair value of the open short term forward positions was HUF -666 million (liability) as of December 31, 2010 (2009: HUF -502 million (liability)). These positions were opened to hedge the FX risks of future FX payments exceeding FX incomes. Compared to the spot FX rates as of December 31, 2010, a 10% weaker functional currency HUF against the EUR and USD would have caused HUF 2.8 billion unrealized gain on this net balance while a 10% stronger HUF

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

against the EUR and USD would have caused HUF 4.2 billion unrealized loss.

As a result of the volatile international capital and securities markets, even a more than 10% fluctuation of the functional currency HUF and a more than 20% fluctuation of the functional currency MKD against the EUR and USD is possible as extraordinary market conditions may cause extreme volatility on FX markets.

3.1.1.2    Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cash flows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cash flow interest rate risk.

Changes in the market interest rate of interest rate derivatives (interest rate swaps, cross-currency swaps) that are not part of a hedging relationship as set out in IAS 39 affect financial income or expense (net gain/ loss from re-measurement of the financial assets to fair value).

Changes in market interest rates affect the interest income or expense of non-derivative floating-interest financial instruments for which no cash flow hedges are in place.

(a) Financial assets

Excess cash of the Group’s Hungarian operations is primarily used to repay loans, however, significant amount of cash of the Group’s Macedonian and Montenegrin subsidiaries are held in local banks. These amounts are deposited primarily on fixed interest rate terms in order to minimize exposure to market changes that would potentially adversely change the cash flows from these instruments.

The Group had no significant HUF denominated bank deposits at the end of 2010 (2009: HUF 6.5 billion).

The Group’s MKD denominated bank deposits amounted to HUF 15.7 billion at the end of 2010 (2009: HUF 32.7 billion). A 5 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 0.8 billion higher interest income in 2010 (2009: HUF 1.6 billion). The interest income would be lower by a smaller amount as interest rates are usually lower than 5%.

The Group’s EUR denominated bank deposits amounted to HUF 38.0 billion at the end of 2010 (2009: HUF 37.0 billion). A 1 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 0.4 billion higher interest income in 2010 (2009: HUF 0.4 billion). The interest income would be lower by a smaller amount as interest rates are usually lower than 1%.

As a result of the volatile international capital and securities markets, a higher fluctuation of the interest rates is also possible, the exposure to which is mitigated by the balanced portfolio of fixed and floating interest rate deposits (see above). Sensitivities have been disclosed for a movement of 5 percentage points for MKD and 1 percentage point for EUR, but extraordinary market conditions may cause extreme volatility on money markets, which can result in even higher percentage point change in interest rates.

(b) Financial liabilities

Financial liabilities exposed to interest rate risk are primarily the related party (DTIF) and third party loans and the related swap agreements in place. These loans are almost exclusively taken by the Company as the financing of the Group is managed centrally. The analysis below describes the Group’s net exposure to the net interest rate risks related to the loans and the related swap agreements.

As the vast majority of debt portfolio is denominated in HUF, or swap agreements are in place so that the loans payable are exposed to changes in HUF interest rates, the Group is mostly exposed to the HUF interest rate

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

fluctuations for its financial liabilities. To control this interest rate risk, a combination of fixed and floating rate debt is used. Fixed interest-bearing debts (including loans swapped to fixed interest and excluding loans swapped to floating interest) made up 63% of the Group’s total debt as of December 31, 2010 (2009: 56%).

In addition, some of the Group’s loan agreements with Deutsche Telekom include a fixed interest rate that in fact may change in case of downgrading the credit rating of Deutsche Telekom by specific international rating agencies below the level of credit rating BBB+. Such rating downgrades from the current grade would have caused additional annual interest payments of approximately HUF 0.2 billion (assuming the year-end 2010 balance and rating throughout 2010) on top of the pre-fixed amount of interest (2009: HUF 0.2 billion). On the other hand, such rating upgrades above the level of the credit rating A would have caused HUF 0.2 billion lower interest expense for 2010 (2009: HUF 0.3 billion).

Floating interest-bearing debts (including loans swapped to floating interest and excluding loans swapped to fixed interest) made up 37% of the Group’s total debt as of December 31, 2010 (2009: 44%). A 1 percentage point higher interest rate throughout 2010 (assuming the year-end 2010 balance throughout 2010) would have resulted in HUF 1.3 billion higher interest expense in 2010, while the same decrease of interest rates would cause the same decrease in interest payments (2009: HUF 1.7 billion).

3.1.1.3    Other price risk

As of the end of the reporting periods, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices, therefore, the Group’s exposure to such price changes is very limited. See also Note 8.2.

3.1.2 Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The maximum exposure to credit risk as at the financial statement dates are represented by the carrying amounts of the financial assets in the Statement of financial position. Guarantee agreements reducing the maximum exposure to credit risk as at the end of the reporting period are described later in this section.

The following table represents Magyar Telekom’s maximum exposure to credit risk as at December 31, 2009 and 2010.

	At December 31,
In HUF millions	2009	2010

Cash and cash equivalents	34,270	15,841
Bank deposits with original maturities over 3 months	50,660	47,798
Trade receivables	100,524	106,732
Loans to Deutsche Telekom Group companies	29,587	—
Finance lease receivables	23,531	20,385
Employee loans	4,870	4,704
Derivative financial instruments	1,285	1,305
Trade receivables over one year	1,487	1,524
Loans to third parties	580	947
Financial assets available for sale	276	296
RDC receivables	839	715
Other current	1,626	2,400
Other non-current	552	519
	250,087	203,166

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables, and to a lesser extent, of Finance lease receivables. Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables have short term maturities, which represent the vast majority of the Group’s financial assets.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Macedonia are primarily denominated in MKD and EUR, while the Cash and cash equivalents and Bank deposits with maturities over 3 months held in Montenegro are primarily denominated in EUR. Cash and cash equivalents and Bank deposits with maturities over 3 months deposited in these countries run higher counterparty risk, due to the small amount of internationally substantial financial institutions in those countries. The bank deposits in Montenegro of HUF 10.1 billion as at December 31, 2010 (2009: HUF 12.2 billion) and those in Macedonia of HUF 43.7 billion as at December 31, 2010 (2009: HUF 57.5 billion) are fully covered with bank guarantees issued by international financial institutions rated at BBB+ or above, or Magyar Telekom has the right to net the deposits with loans taken from the guarantor, in case of default of the bank. Credit risk related to bank deposits is further limited by the diversification of the deposits among several independent credit institutions determinant on the local market.

Finance lease receivables, in most cases, are legally embedded in service contracts also requiring to provide assets related to the services, which are legally in the Group’s ownership. Should the customers fail to pay their bills, we are entitled to discontinue the services and take the assets back to the Group’s locations. As these assets are rarely customer specific, we can utilize these assets in other ways as well, therefore, the credit risk related to finance leases is in fact rather limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

No financial assets other than trade and other receivables had to be impaired in the reported years, as they are neither past due nor are there any signs of impairment.

The following table contains the carrying amount of trade receivables broken down by country of operation.

	At December 31,
In HUF millions	2009	2010

Hungary	82,333	88,099
Macedonia	12,061	12,852
Montenegro	4,763	4,792
Other	1,367	989
	100,524	106,732

The amounts in the table above are shown net of provisions for impairment losses of HUF 34.5 billion as at December 31, 2010 (2009: HUF 29.7 billion). The annual bad debt expense of the Group had been under 1% of the consolidated revenues before 2009, when it started to increase (1.4% in 2009). In 2010, the ratio reached 1.6%. Further changes in customer payment behavior in the future, however, may result in higher impairment losses. Each additional 1 percentage point of uncollectible revenue would result in additional impairment charges of HUF 6.1 billion in 2010 (2009: HUF 6.4 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Hungary

There are varying credit checking practices applied across the members of the Group. The majority of customers are located in Hungary. For these customers the Company follows the practice described below.

Credit checking at the time of the service request is carried out automatically by the credit checking application of the Sales Department. A variety of checks including checking the bankruptcy list, the internal database of risky installation locations, the collection history of the past 6 months, the outstanding debt and the joint database of debtors of the Hungarian mobile operators are performed depending on the service to be used. The Fraud Detecting System monitors extreme usage and fraudulent behavior of customers for mobile, fixed-line and Internet services. In case of business customers, account managers check if the customer has outstanding debts.

Dunning procedures are run automatically by the billing systems and include various reminder tools like SMS, telephone calls, reminder letters, restricted service, termination letters and disconnections. Over a minimum overdue amount we apply varying and customized reminder procedures with specific deadlines to the different customer groups. After the termination of the contract and depending on the expected success of the process, we combine the different collection steps of involving external partners, selling the outstanding debt or initiating legal proceedings. All parts of the process are regulated by internal directives.

Macedonia

The process of managing the credit risk from operating activities includes preventive measures such as credibility checking and prevention barring, corrective measures during legal relationship (reminding and disconnection activities), collaboration with collection agencies and collection after legal relationship as litigation process, court proceedings and involvement of the executive unit. The overdue payments are monitored through a debt escalation procedure based on customer type, credit class and amount of debt. The credit risk is controlled through credibility checking — which determines that the customer is not indebted and the customers credit worthiness and through preventive barring — which determines the credit limit based on the usual level of the customer’s consumption. There’s no concentration of risk in Macedonia either with any single customer or group of customers with similar characteristics. The procedures in Macedonia ensure on a permanent basis that sales are made to customers with an appropriate credit history and that an acceptable level of credit exposure is not exceeded.

Montenegro

In Montenegro, receivables management and credit risk control were focus points of the efficiency program in the finance area in 2010. Through organizational change, Customer Finance department has been formed, with the goal of reducing bad debt expenses. Most of the processes have been changed in 2010: reminder processes were changed and tuned to different customer segments; additional debt collection agencies have been included into the process, to increase competition, drive provision fees down and to increase their collection rates; the credit checking processes for new and existing customers have been redesigned. All of these activities resulted in sharp decline of bad debt expenses, despite the economic crisis in Montenegro.

3.1.3 Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. The undrawn credit lines amounted to 54.6 billion as at December 31, 2010 (2009: HUF 50.5 billion), and the Company also had uncommitted credit lines from several Hungarian Banks as at December 31, 2010. In addition to the above, Deutsche Telekom confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2012.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following two tables summarize the maturity structure of Magyar Telekom’s financial liabilities including the interest payable on those liabilities as of December 31, 2010 and 2009. As the majority of the financial liabilities are paid from the cash generated from the ongoing operations, the maturity analysis of the financial assets as at the end of the reporting periods (in comparison with the financial liabilities) would not be useful, therefore, is not included in the tables below.

December 31, 2010 (in HUF millions)	Total	within 1 year	1 to 5 years	after 5 years

Trade payables	88,613	88,613	—	—
Dividend payable	319	319	—	—
Financial liabilities to related parties	363,184	87,788	245,188	30,208

Bank loans	52,813	46,348	6,465	—
Finance lease liabilities	4,462	1,080	2,664	718
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,243	1,119	123	1
Total other financial liabilities	58,709	48,617	9,373	719

Total cash flows	510,825	225,337	254,561	30,927

Open swap positions’ cash flows
Gross cash inflow in EUR million	312	25	287	—
Gross cash inflow in HUF million (at spot rate)	87,089	6,861	80,228	—
Gross cash outflow in HUF million	100,849	10,037	90,812	—
Net cash outflow in HUF million	13,760	3,176	10,584	—

Open forward positions’ cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in USD million	5	5	—	—
Total gross cash inflow in HUF million (at spot rate)	35,253	35,253	—	—
Gross cash outflow in HUF million	36,395	36,395	—	—
Net cash outflow in HUF million	1,142	1,142	—	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 (in HUF millions)	Total	within 1 year	1 to 5 years	after 5 years

Trade payables	85,874	85,874	—	—
Dividend payable	303	303	—	—
Financial liabilities to related parties	403,771	87,380	216,987	99,404

Bank loans	63,430	37,466	25,964	—
Finance lease liabilities	5,686	1,360	2,847	1,479
Nonconvertible bonds and debentures	191	70	121	—
Other financial liabilities	1,495	1,371	123	1
Total other financial liabilities	70,802	40,267	29,055	1,480

Total cash flows	560,750	213,824	246,042	100,884

Open swap positions’ cash flows
Gross cash inflow in EUR million	308	21	119	168
Gross cash inflow in HUF million (at spot rate)	83,499	5,808	32,190	45,501
Gross cash outflow in HUF million	100,298	7,276	44,355	48,667
Net cash outflow in HUF million	16,799	1,468	12,165	3,166

Open forward positions’ cash flows
Gross cash inflow in EUR million	123	123	—	—
Gross cash inflow in HUF million (at spot rate)	33,313	33,313	—	—
Gross cash outflow in HUF million	33,993	33,993	—	—
Net cash outflow in HUF million	680	680	—	—

The average maturity of Magyar Telekom’s debt portfolio was 2.5 years as at December 31, 2010 (2009: 2.6 years), both of which are in line with the predefined liquidity management limit range of keeping the average maturity of the debt portfolio between 2 and 3 years.

The floating interest payments arising from the financial instruments were calculated using the last interest rates fixed before December 31, 2010 and 2009.

3.2 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt. Net debt is calculated as follows:

• Current and non current financial liabilities to related parties — Note 16

• plus Other current and non current financial liabilities — Note 17

• less Cash and cash equivalents — Note 6

• less Other current financial assets — Note 8.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

During 2009 and 2010, the Group’s strategy as approved by the Board was to maintain a gearing ratio within 30% to 40%. The gearing ratio at December 31, 2010 was 32.7% (2009: 31.5%).

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

The equity capital, which the Group manages, amounted to HUF 595 billion on December 31, 2010 (2009: HUF 605 billion).

4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are outlined below.

4.1 Useful lives of assets

The determination of the useful lives of assets is based on historical experience with similar assets as well as any anticipated technological development and changes in broad economic or industry factors. The appropriateness of the estimated useful lives is reviewed annually, or whenever there is an indication of significant changes in the underlying assumptions. We believe that this is a critical accounting estimate since it involves assumptions about technological development in an innovative industry and heavily dependent on the investment plans of the Group. Further, due to the significant weight of depreciable assets in our total assets, the impact of any changes in these assumptions can be material to our financial position, and results of operations. As an example, if Magyar Telekom was to shorten the average useful life of its assets by 10%, this would result in additional annual depreciation and amortization expense of approximately HUF 10 billion (2009: HUF 10 billion). See Notes 12 and 13 for the changes made to useful lives in 2010.

The Group constantly introduces a number of new services or platforms including, but not limited to, the UMTS based broadband services in the mobile communications and the fiber-to-the-home rollout in the fixed line operations. In case of the introduction of such new services, the Group conducts a revision of useful lives of the already existing platforms, but in the vast majority of the cases these new services or assets are designed to co-exist with the old platforms, resulting in no change-over to the new technology. Consequently, the useful lives of the older platforms usually do not require shortening.

4.2 Estimated impairment of goodwill

Goodwill is not amortized, but tested for impairment annually or more frequently. The recoverable amounts of the operating segments (or CGUs) are calculated based on fair value less cost to sell determined by the discounted projected cash flows of the operating segments (or CGUs) over the next ten years with a terminal value. This is highly judgmental, which carries the inherent risk of arriving at materially different recoverable amounts if estimates used in the calculations would prove to be inappropriate. The Group has an implemented policy to make the impairment test based on a 10-year cash flow projection on reasonable and supportable assumptions that present the management’s best estimate on market participants’ assumptions and expectations. We use 10 year cash flow projections as the payback period of our investments in the telecommunications operations often exceeds 5 years.

In order to determine the recoverable amounts of the operating segments (or CGUs), the Group calculates operating segments (or CGUs) fair values less cost to sell. In the calculations, Magyar Telekom uses a range of weighted average cost of capital (WACC) before tax and estimated perpetual growth rate (PGR) depending on the country of operations and the characteristics of the markets the Group’s segments operate in. The WACCs are determined based on CAPM (capital asset pricing model) using the average betas of the peer group, 10 year zero

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

coupon yields and a debt ratio in line with the usual indebtedness of listed peer telecommunications companies, while the PGRs used are in line with the long-term average growth rate for the particular telecommunications sector.

When conducting the goodwill impairment tests, goodwill is allocated to the following operating segments of the Group: Consumer Business Unit (CBU), Business Services Business Unit (BBU), Macedonia, Montenegro and to the Media Business Unit (MBU) CGU of the Group included in the Headquarters operating segment.

The Headquarters and Technology operating segments of the Group primarily include support functions, therefore the carrying values and the future cash flows of these operating segments (except the MBU CGU included in the Headquarters segment) are allocated to the other cash generating operating segments based on the cash generating operating segments’ unlevered free cash flows (determined as EBITDA reduced by capital expenditures and change in net working capital), also considering the relative use of the central services by the cash generating operating segments.

The tables below show the WACCs and PGRs used in the fair value calculations of the Group’s operating segments and the MBU CGU for the goodwill impairment test conducted in 2010 and 2009. The tables below also include sensitivity analyses that show how much impairment would have been recognized as at December 31, 2010 or 2009 for the goodwill allocated to the operating segments if we had changed the WACCs used in the calculations to reasonably possible levels. The possible changes in the WACCs would be the result of the reasonably possible increase in the risk free interest rates by 2 percentage points. In case of the cash flow projections and the PGRs used in the sensitivity calculations, we disclose the first round decimal rate in case of the PGR and the first round decimal change to the cash flow projections that would result in impairment.

2010	CBU	BBU	MBU	Macedonia	Montenegro

WACC
Used in the calculation	12.36%	12.28%	12.56%	10.96%	10.68%
If changed to	14.77%	14.67%	14.97%	13.09%	12.80%
Potential impairment (HUF million)	—	—	—	2,069	—

PGR
Used in the calculation	1.5%	2.0%	2.0%	1.7%	1.2%
If changed to	-32.0%	-32.0%	-32.0%	-32.0%	-32.0%
Potential impairment (HUF million)	—	—	134	—	—

Cash flows
If changed by	-19%	-19%	-19%	-19%	-19%
Potential impairment (HUF million)	—	—	—	1,169	—

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2009	CBU	BBU	MBU	Macedonia fixed line	Macedonia mobile	Montenegro mobile

WACC
Used in the calculation	13.76%	13.68%	14.17%	8.55%	10.71%	10.65%
If changed to	18.49%	18.39%	18.88%	10.68%	12.86%	12.77%
Potential impairment (HUF million)	—	—	180	—	—	—

PGR
Used in the calculation	2.0%	0.5%	2.0%	1.0%	1.0%	1.0%
If changed to	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%	-5.0%
Potential impairment (HUF million)	—	—	—	630	—	—

Cash flows
If changed by	-27%	-27%	-27%	-27%	-27%	-27%
Potential impairment (HUF million)	—	—	—	699	—	—

There has been certain changes in the operating segment structure of the Group, whereby the Media business unit (MBU) is not an operating segment any more, but part of the Headquarters operating segment. Further, the operating segments in Macedonia and Montenegro (fixed line and mobile) are considered as one operating segment by country in 2010.

4.3 Estimated impairment of property, plant and equipment, and intangibles

We assess the impairment of identifiable property, plant, equipment and intangibles whenever there is a reason to believe that the carrying value may materially exceed the recoverable amount and where impairment of value is anticipated. The calculations of recoverable amounts are primarily determined by value in use calculations, which use a broad range of estimates and factors affecting those. Among others, we typically consider future revenues and expenses, technological obsolescence, discontinuance of services and other changes in circumstances that may indicate impairment. If impairment is identified using the value in use calculations, we also determine the fair value less cost to sell (if determinable), to calculate the exact amount of impairment to be charged. As this exercise is highly judgmental, the amount of a potential impairment may be significantly different from that of the result of these calculations.

4.4 Estimated impairment of trade and other receivables

We calculate impairment for doubtful accounts receivable based on estimated losses resulting from the inability of our customers to make required payments. For the largest customers and other telecommunications service providers, impairment is calculated on an individual basis, while for other customers it is estimated on a portfolio basis, for which we base our estimate on the aging of our accounts receivable balance and our historical write-off experience, customer credit-worthiness and recent and expected changes in our customer payment terms. These factors are reviewed periodically, and changes are made to the calculations when necessary. In addition, we consider also the nature of the business (residential, business, fixed line, mobile, internet, cable TV, etc.) and the environment in which the Group’s entities operate in the various markets. The estimates also involve assumptions about future customer behavior and the resulting future cash collections. If the financial condition of our customers were to deteriorate, actual write-offs of currently existing receivables may be higher than expected and may exceed the level of the impairment losses recognized so far. See also Note 3.1.2.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.5 Provisions

Provisions in general are highly judgmental, especially in case of legal disputes. The Group assesses the probability of an adverse event as a result of a past event and if the probability of an outflow of economic benefits is evaluated to be more than fifty percent, the Group fully provides for the total amount of the estimated liability (see also Note 2.10). The assessment of the probability is highly judgmental, as — for example — in Hungary there are very few cases where the appealed NMIAH decisions have been finally concluded by the Supreme Court. Further, in Macedonia, there is also a lack of sufficient history for CPC or Agency decisions appealed against at the Administrative Court. In order to determine the probabilities of an adverse outcome, the Group uses internal and external legal counsels.

4.6 Subscriber acquisition costs

Subscriber acquisition costs primarily include the loss on the equipment sales (revenues and costs disclosed separately) and fees paid to subcontractors that act as agents to acquire new customers. The Group’s agents also spend a portion of their agent fees for marketing the Group’s products, while a certain part of the Group’s marketing costs could also be considered as part of the subscriber acquisition costs. The up-front fees collected from customers for activation or connection are marginal compared to the incremental acquisition costs. These revenues and costs are recognized when the customer is connected to the Group’s fixed or mobile networks. No such costs or revenues are capitalized or deferred. These acquisition costs (losses) are recognized immediately as they are not accurately separable from other marketing costs. Among these, net losses on equipment sales of the Group amounted to HUF 13.9 billion in 2010 (2009: HUF 17.4 billion), while agent fees amounted to HUF 9.2 billion in 2010 (2009: HUF 9.2 billion). The Group’s marketing costs amounted to HUF 13.4 billion in 2010 (2009: HUF 16.2 billion).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5 BUSINESS COMBINATIONS

5.1 Acquisitions in 2010

Modultechnika

Magyar Telekom signed a share purchase agreement to acquire 100% of Modultechnika Kft. in July  2010. The purchase price paid in cash in 2010 was HUF 1,421 million. A maximum additional HUF 143 million is payable in the period until 2015, depending on potential third party and certain authority claims. The fair value of this amount was recognized as a liability. Modultechnika is a cable TV service provider in Hungary with approximately 13,000 customers and annual revenues of HUF 500 million. The transaction was closed on July 22, 2010, since when Modultechnika has been a consolidated subsidiary of the Group, included in the CBU operating segment.

The carrying values as well as the provisional fair values of assets and liabilities acquired through this business combination as well as the consideration transferred are disclosed in the table below.

In HUF millions	Provisional fair values	Carrying values

Purchase price of ownership acquired	1,421
Additional estimated purchase price	143
Consideration transferred	1,564

Net assets acquired	861
Goodwill	703

Net assets acquired:
Cash and cash equivalents	6	6
Trade receivables	26	26
Inventories	9	9
Other receivables	6	6
Income tax receivable	2	2
Property, plant and equipment	197	178
Intangible assets	799	—
Trade and other payables	(102)	(102)
Net deferred tax liability	(82)	—
	861	125

The initial purchase price was paid in cash in 2010, while the additional purchase price is expected to be paid in the period until 2015.

The customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

In Hungarian GAAP, there is also no goodwill amortization, but in case of impairment, the total amount of goodwill (HUF 1,477 million) recognized is tax deductible according to the corporate tax law prevailing in 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.2 Acquisitions in 2009

ISH

The only significant acquisition in 2009 was the ISH transaction. In May 2009, Magyar Telekom signed a share purchase agreement to acquire a 100% equity stake in International System House Kft (ISH). The agreed enterprise value was HUF 2.9 billion, to which the value of the net cash was added at the closing of the transaction. Depending on 2009 and 2010 financial performance, further earn-out payments could also be made. ISH specializes in developing, installing and operating integrated healthcare IT services. With market leadership in its segment, ISH achieved nearly HUF 2.9 billion of revenues in 2008 and EBITDA of HUF 1 billion. The transaction was closed on November 30, 2009, since when ISH has been a consolidated subsidiary of the Group, included in the BBU operating segment.

The purchase price allocation was not completed by the issuance of the 2009 financial statements, but was completed later in 2010, The table below includes the provisional and the final fair values of assets and liabilities acquired at the time acquisition.

In HUF millions	Provisional fair values	Final fair values

Initial purchase price	3,101	3,101
Additional estimated purchase price	12	185
Additional costs directly attributable to the business combination	45	45
Consideration transferred	3,158	3,331

Net assets acquired	2,831	2,454
Goodwill	327	877

Net assets acquired:
Cash and cash equivalents	345	495
Trade and other receivables	1,285	1,008
Income tax receivable	124	67
Inventories	67	58
Property, plant and equipment	31	45
Intangible assets	935	844
Other non current financial assets	929	946
Other financial liabilities	(198)	(215)
Trade and other payables	(468)	(639)
Net deferred tax liability	(219)	(155)
	2,831	2,454

The initial purchase price and a part of the additional costs in a total amount of HUF 3,131 million was paid in cash in 2009, while HUF 74 million was paid in 2010.

The goodwill arising on this acquisition partly represents the assembled workforce that can not be recognized as a separable asset. Further, the customer contract value recognized as an intangible asset only represents the customers and services rendered to them existing on the acquisition date, while the majority of the goodwill represents the value of, and the future expected revenues from, customers to be acquired from the acquisition date and the planned extension of services.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.3 Pro forma information on business combinations

The following pro forma information shows the most important financial data of the Group, including the subsidiaries and businesses acquired as if they had been consolidated from the beginning of 2010, and also how much the business combinations contributed to the reported figures since the acquisition date in the year of acquisition.

In HUF millions	2009	2010

Revenues
Reported	643,989	609,579
Pro forma — if consolidated from beginning of year	647,652	609,825
Current year contribution since date of business combination in the year of acquisition	1,185	192

Profit for the year
Reported	93,253	77,371
Pro forma — if consolidated from beginning of year	93,724	77,363
Current year contribution since date of business combination in the year of acquisition	110	(42)

6 Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks, and all highly liquid deposits and securities with original maturities of three months or less, and exclude all overdrafts. These financial assets are exposed to credit risks, for which see more details in Note 3.1.2. No impairment had to be recognized for any of these balances in the reported years.

In HUF millions	At December 31,
	2009	2010

Cash on hand	175	157
Cash in bank (demand deposits)	7,396	9,490
Bank deposits with original maturities less than 3 months	26,699	6,194
	34,270	15,841

Cash and cash equivalents by country of location	At December 31,
In HUF millions	2009	2010

Hungary	12,302	7,945
Macedonia	20,313	6,598
Montenegro	986	893
Other countries	669	405
Group	34,270	15,841

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7 Trade and other receivables

7.1 Trade and other receivables — carrying amounts

		At December 31,
In HUF millions		2009	2010

Trade receivables from third parties		95,032	99,741
Trade receivables from Deutsche Telekom Group companies		5,492	6,991
Trade receivables from associates and joint ventures		—	—
Total trade receivables	(a)	100,524	106,732

Prepayments and advance payments		4,998	4,748
Advance dividend paid to Non-controlling interests	(b)	3,166	—
Other taxes receivable		358	2,056
Other		1,307	1,089
Total other receivables		9,829	7,893

		110,353	114,625

(a)           Age profile of Trade receivables

The following tables show the age profile of the Group’s trade receivables by country of operation by days outstanding (past due). The carrying amounts of past due receivables are shown net of impairment losses charged as of the financial statement dates.

In HUF millions	Carrying amount as of Dec 31, 2010	of which not past due	of which past due by
			less than 30 days	30 – 60 days	61 – 90 days	91 – 180 days	181 – 360 days	over 360 days
Hungary	88,099	69,033	9,529	3,091	1,284	2,612	1,167	1,383
Macedonia	12,852	8,823	2,017	872	380	357	244	159
Montenegro	4,792	2,967	905	320	127	205	201	67
Other countries	989	613	95	54	40	26	101	60
Total	106,732	81,436	12,546	4,337	1,831	3,200	1,713	1,669

In HUF millions	Carrying amount as of Dec 31, 2009	of which not past due	of which past due by
			less than 30 days	30 – 60 days	61 – 90 days	91 – 180 days	181 – 360 days	over 360 days

Hungary	82,333	64,461	10,831	2,220	824	1,477	1,438	1,082
Macedonia	12,061	8,699	2,073	496	124	446	162	61
Montenegro	4,763	3,263	644	224	143	255	183	51
Other countries	1,367	1,026	132	60	42	56	27	24
Total	100,524	77,449	13,680	3,000	1,133	2,234	1,810	1,218

The vast majority of past due trade receivables are partly or fully impaired depending on the period of delay of payments. Only insignificant amounts of past due trade receivables are not impaired based on past experience of payment behavior of certain business customers. As these amounts are not significant, these are not disclosed separately.

Non past due receivables are not assessed collectively for impairment, but in case of bankruptcy of the customer non past due receivables may have to be partly or fully impaired, the amount of which is not significant, therefore, not disclosed separately. The non past due trade receivables represent approximately 1.6 months of revenue. As

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

disclosed in Note 3.1.2, the annual bad debt expense of the Group is approximately 1.6 percent of the annual revenue, therefore, we can estimate that approximately 1-2 percent of the non past due portion of trade receivables will not be collected, i.e. will have to be impaired in future periods, but are not impaired at the end of the reporting period.

The Group has no collaterals related to its trade receivables.

(b)           Advance dividend paid to Non-controlling interests

At December 31, 2009 this item included the advance dividend paid by Crnogorski Telekom to its minority shareholders during 2009, as approved by an Extraordinary General Meeting in 2009. There are legal uncertainties around the status of an advance dividend paid in Montenegro, therefore, we disclosed these amounts paid as an advance as we would have had the rights to reclaim these payments should the General Meeting of Crnogorski Telekom in 2010 have decided on a lower final dividend or use this payment to offset the final dividend liability approved by the Annual General Meeting of Crnogorski Telekom closing the 2009 financial year in 2010. The Annual General Meeting of Crnogorski Telekom in 2010 approved a higher amount of dividend related to the financial year 2009, and also confirmed the advance dividend payments made in 2009.

7.2 Impairment losses of trade and other receivables

Impairment losses are recognized for Trade and other receivables from third parties. The table below shows the impairment loss and changes therein for 2009 and 2010.

	At December 31,
In HUF millions	2009	2010

Impairment loss, beginning of period	26,312	29,665
Charged to expense - net (included in Other operating expenses)	9,072	9,991
Translation difference	404	326
Utilized	(6,123)	(5,496)
Impairment loss, end of period	29,665	34,486

The carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated is not material therefore no separate disclosure is provided on those.

The amount of receivables that are individually determined to be impaired is not material, therefore, these are not disclosed separately.

The table below includes the impairment losses and the changes therein in 2010 for the countries of operation of the Group.

In HUF millions	At December 31, 2009	Charged to expense	Translation difference	Utilized	At December 31, 2010

Hungary	16,329	8,733	—	(3,776)	21,286
Macedonia	9,315	663	205	(1,614)	8,569
Montenegro	3,966	518	119	(29)	4,574
Other countries	55	77	2	(77)	57
Group	29,665	9,991	326	(5,496)	34,486

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8 Other financial assets

Other financial assets include receivables due within 12 months from the financial statement date (current) and due after 12 months from the financial statement date (non current). These financial assets are exposed to credit risks, for which see more details in Note 3.1.2.

8.1 Other current financial assets

		At December 31,
In HUF millions		2009	2010

Bank deposits with original maturities over 3 months	(a)	50,660	47,798
Finance lease receivable	(b)	3,797	4,298
Loans and receivables from employees	(c)	419	542
RDC receivable	(d)	193	199
Derivative financial instruments contracted with related parties	(e)	662	1,004
Derivative financial instruments contracted with third parties	(f)	623	301
Loans to Deutsche Telekom Group companies	(g)	29,587	—
Other		1,670	2,418
		87,611	56,560

(a) The table below shows the Bank deposits with original maturities over 3 months by country of operation.

	At December 31,
In HUF millions	2009	2010

Macedonia	38,418	37,686
Montenegro	12,242	10,091
Hungary	—	21
	50,660	47,798

8.2 Other non current financial assets

		At December 31,
In HUF millions		2009	2010

Finance lease receivable	(b)	19,734	16,087
Loans and receivables from employees	(c)	4,492	4,219
RDC receivable	(d)	646	516
Trade receivables over one year	(h)	1,487	1,524
Financial assets available for sale	(i)	276	296
Other		1,047	1,391
		27,682	24,033

(b) See Note 33.3 for more information on Finance lease receivable.

(c) Loans and receivables from employees primarily represent the housing loans provided to the employees of the Group. There are no past due employee receivables, and the loans are pledged with mortgage.

(d) RDC receivable represents Crnogorski Telekom’s receivable from the Government of Montenegro originating from the Share Transfer Agreement on the sale of ownership in the Radio Difuzni Centar (RDC) entered into in 2004.

(e) Derivative financial instruments contracted with related parties include the fair value of open currency forwards and cross-currency interest rate swaps (see more details in Note 3.1.1.1).

(f) Derivative financial instruments contracted with third parties include the fair value of open currency forwards and cross-currency interest rate swaps (see more details in Note 3.1.1.1).

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(g) Loans to Deutsche Telekom Group companies represent the short-term loans given to DT AG and the related accrued interest receivables. The balance as at December 31, 2009 included two HUF denominated deposits placed with DT AG in December 2009, both maturing in January 2010, and the accumulated interest receivable up to December 31, 2009. These deposits were made to fund the repayments of the loans payable to DT Group falling due in January 2010 (Note 16). The interest rate on the HUF 20,000 million deposit was a fixed 6.6%, while the interest rate on the HUF 9,500 million deposit was a fixed 6.4%. The remaining HUF 87 million was the accrued interest as of December 31, 2009.

(h) Trade receivables over one year includes receivables from customers paying over 1-2 years in installments for telecommunications equipment sold, as well as installment payments on software and hardware implementation services.

(i) Financial assets available for sale include insignificant investments in equity securities.

9 Income tax

9.1 Current income tax receivable and payable

Current income tax receivable and payable in the Statement of financial position represent the amount of corporate and other income taxes receivable from, and payable to, the tax authorities of the countries in which the Group operates.

9.2 Income tax expense

The table below shows the tax expenses charged in the 3-year period presented in the Profit for the year.

	For the year ended December 31,
In HUF millions	2008	2009	2010

Corporate income tax	9,941	5,914	5,158
Other income taxes	9,462	7,929	8,237
Deferred income taxes	8,295	7,115	(6,812)
Total income tax expense	27,698	20,958	6,583

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.3 Tax rate reconciliation

The reconciliation between the reported income tax expense and the theoretical amount arising by applying the statutory income tax rates is as follows:

		For the year ended December 31,
In HUF millions		2008	2009	2010

IFRS profit before income tax		133,291	114,211	83,954

Tax at 19%		—	—	(15,951)
Tax at 16%		(21,327)	(18,274)	—
Impact of different tax rates	(a)	(1,512)	3,730	6,074
Tax on items not subject to tax	(b)	2,278	1,807	1,254
Tax on non deductible items	(c)	(2,134)	(1,251)	(745)
Other income taxes	(d)	(9,462)	(7,929)	(8,237)
Impact of tax deductibility of other income taxes	(e)	2,883	2,559	1,565
Withholding tax on dividends	(f)	(1,111)	(1,128)	(2,370)
(De)/recognized deferred tax on tax losses	(g)	1,436	—	—
Broadband tax credit accretion	(h)	1,251	1,476	1,473
Changes in the Macedonian tax regime	(i)	—	417	(4,172)
Change in the Hungarian corporate tax rate	(j)	—	(2,365)	14,526
Income tax expense		(27,698)	(20,958)	(6,583)

Effective tax rate		20.8%	18.4%	7.8%

(a)           Impact of different tax rates

The corporate tax rate in Hungary was 19% in 2010 and 16% in 2009 and 2008. As of September 1, 2006 a so called Solidarity tax was introduced in Hungary, which was an extra 4% tax on a base very similar to the corporate tax base, therefore included in the corporate tax expense, with fewer adjusting items from accounting profit before tax to arrive at the tax base. The Solidarity tax was abolished from January 1, 2010, with a parallel increase of the corporate tax rate from 16% to 19%. The tax rate reconciliation includes 16% for 2008 and 2009 while the difference arising due to the Solidarity tax is included in this line of the reconciliation. Further, in 2010, an amendment was made to the corporate tax law, introducing a lower rate of corporate tax (10%) as of July 1, 2010 for the first HUF 500 million tax base (on an annual basis) of the legal entities, above which the regular rate of 19% applies. The impact of the lower tax rate applicable to the Hungarian legal entities of the Group is also included in this line of the reconciliation.

This line of the reconciliation also includes the tax impacts of the different tax rates of the foreign countries where the Group is also present through its subsidiaries.

The Group is also present in foreign countries where the tax rate is generally lower than in Hungary. The tax rate in Macedonia was 10% in 2008, while the tax rate in 2009 and 2010 for undistributed profits was 0%.  The corporate tax rate is 9% in Montenegro, 16% in Romania, 10% in Bulgaria, and 25% in the Ukraine in all the reported years. This line of the reconciliation includes the tax impacts of the above differences compared to the 16% (2008 and 2009) and 19% (2010) theoretical tax rates applied to the profit before tax.

(b)           Tax on items not subject to tax

Items not subject to income tax consist primarily of donation for non-profit organizations and R&D cost deductible from corporate income tax base, as well as the Share of associates’ and joint ventures’ profits or losses as it is included net of tax in the Profit before income tax. This line of the reconciliation includes the positive tax impact of the above items.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(c)           Tax on non deductible items

This line of the reconciliation shows the negative tax impact of the non deductible expenses, including primarily the premature receivable write-downs, certain impairment losses and entertainment expenses.

(d)           Other income taxes

Other income taxes include certain local and central taxes levied in Hungary on the companies’ net margins, determined at a substantially higher level than the corporate tax base, but with substantially lower tax rates. As the first line of the reconciliation calculates theoretical tax expense calculated using the corporate tax rate, the Hungarian local business tax and the innovation fee impose additional income tax expenses for the Hungarian entities of the Group, included in this line of the reconciliation.

(e)           Deductibility of other income taxes from the corporate tax base

The above described Hungarian other income taxes are deductible expenses for corporate tax purposes. In addition, 100% of the local business tax paid was deductible further from the corporate tax base in 2008 and 2009.

(f)            Withholding tax

Macedonia and Montenegro levy a 5% withholding tax on dividend distribution to Hungary. In addition, according to the Macedonian tax law changes in 2010, Macedonian companies have to pay “corporate income tax” on their annual profits if they distribute those profits as dividends to foreign companies (or Macedonian individuals) at 10%. We assess that the Macedonian corporate tax in 2010 is in fact a withholding tax that is levied at the dividend distributions from Macedonia to Hungary, which imposes additional tax expenses for the Group related to the 2010 profits of the Macedonian subsidiaries.

The reconciliation includes the amount of withholding tax accruing on the current year’s profits to be distributed from the foreign subsidiaries to the Company. Dividends received by the Hungarian parent companies (from Macedonia and Montenegro as well) are eliminated on consolidation, therefore, the Group’s profit before tax excludes these dividends. As these dividends are not subject to corporate tax in Hungary, the reconciliation includes the withholding tax burden on such dividends as a separate line.

(g)           (De)/recognized deferred tax on tax losses

Deferred tax asset is recognized on tax losses only to the extent that the realization of the related tax benefit is probable. Deferred tax assets on tax losses that will probably not be recovered are un/de-recognized. On the other hand, when the recoverability of the previously un/derecognized tax losses becomes probable, these deferred tax assets are recognized.

(h)           Broadband investment tax credit accretion

Broadband investment tax credit accretion shows the increase of the net present value of the investment tax credit deriving from the utilization of the tax credits in year(s) following the year of recognition.

(i)            Changes in the Macedonian tax regime

Due to the changes in the Macedonian corporate tax law in 2009 we reversed the year-end 2008 deferred tax assets and liabilities of our Macedonian subsidiaries, and recognized no deferred tax assets or liabilities in 2009. In addition, the further change in the tax law in 2010 resulting in the transformation of the Macedonian corporate tax (10%) to an additional withholding tax. In 2010, we recognized an additional deferred tax liability on the accumulated undistributed profits of our Macedonian subsidiaries expected to be distributed as dividends to Hungary.  In the 2010 number of the reconciliation we include the impact of the change of the corporate tax to withholding tax. As the undistributed corporate tax rate in 2009 was 0%, no deferred tax was recognized for the accumulated profit of 2009, while the change in 2010 resulted in a withholding tax to be recognized at 10% (+5%) for 2009. See also subnotes (a) and (f) of this Note.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(j)            Change in tax rate

The tax law enacted in Hungary in 2009 eliminated the solidarity tax of 4% introduced in 2006 and at the same time increased the corporate income tax rate to 19% as of January 1, 2010. Deferred tax balances were recalculated accordingly, the impact of which was included in this line of the reconciliation for 2009.

Further, in 2010, an amendment was made to the corporate tax law, introducing a lower rate of corporate tax (10%) as of July 1, 2010 for the first HUF 500 million tax base of the legal entities (HUF 250 million in 2010), above which the regular rate of 19% applies. A further amendment was made to the Hungarian tax law in 2010, which states that the corporate tax rate from January 1, 2013 will be 10%. Deferred tax balances were recalculated accordingly, the impact of which is included in this line of the reconciliation for 2010.

9.4 Deferred taxes

Magyar Telekom’s deferred tax balances are as follows:

In HUF millions	Balance at Dec. 31, 2008	Effect on profit	Other move- ments	Balance at Dec. 31, 2009	Effect on profit	Other move- ments	Balance at Dec. 31, 2010
Deferred tax assets and (liabilities)

Investment tax credits	15,811	547	428	16,786	(751)	(3)	16,032
Net operating loss carry-forward	1,282	507	—	1,789	(794)	—	995
Investments in subsidiaries	(1,425)	99	—	(1,326)	392	—	(934)
Withholding tax	(3,238)	139	—	(3,099)	(3,206)	—	(6,305)
Other financial assets	(181)	529	—	348	(30)	—	318
Impairment of receivables and inventory	958	1,105	—	2,063	780	—	2,843
Property, plant and equipment and intangible assets	(19,078)	(8,080)	(536)	(27,694)	8,137	(116)	(19,673)
Goodwill	(8,289)	(1,563)	—	(9,852)	3,626	—	(6,226)

Trade and other payables	128	(8)	—	120	(62)	—	58
Loans and other borrowings	562	(205)	—	357	(236)	—	121
Deferred revenue	824	(954)	—	(130)	(220)	—	(350)
Provisions for liabilities and charges	3,165	769	—	3,934	(824)	—	3,110
Total net deferred tax asset / (liability)	(9,481)	(7,115)	(108)	(16,704)	6,812	(119)	(10,011)

Of which deferred tax liability after netting	(11,071)			(18,594)			(10,924)
Of which deferred tax asset after netting	1,590			1,890			913

Items included in other movements

Investment tax credit recognized / (derecognized) against cost of PPE			428			(3)
Currency translation adjustment arising on consolidation			(38)			(68)
Arising on business combinations			(498)			(48)
			(108)			(119)

The Group consists of a number of legal entities, most of which have deferred tax assets and liabilities. The assets and liabilities are netted by legal entity so that one legal entity has either a deferred tax asset or a liability and the consolidated Statement of financial position includes these items accordingly.

The Group’s net deferred tax liability balance is HUF 10,011 million which includes a high amount of individual

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

deferred tax asset and liability items (see in the above table). Of these items, approximately HUF 5,984 million net deferred tax is expected to reverse in 2011 (deferred tax asset of HUF 6,360 million and deferred tax liability of HUF 376 million). The above items exclude deferred tax items expected to arise in 2011.

Deferred tax arising on investment tax credits are recognized against the cost of the related investment.

Temporary differences associated with investments in subsidiaries for which deferred tax liabilities or assets have not been recognized amounted to a net liability of HUF 10,484 million at December 31, 2010 (2009: net liability of HUF 8,716 million).

If the Group’s Macedonian and Montenegrin subsidiaries distribute their distributable reserves in the form of a dividend, the amounts paid to Hungary are subject to withholding tax. We recognize a deferred tax liability for the total amount of reserves distributable to the Company, considering our share of ownership.

Deferred tax assets are recognized for tax loss carry forwards only to the extent that realization of the related tax benefit is probable. There is no tax loss expiring in 2011 for which a deferred tax asset has been recognized. As of December 31, 2010, the balance of recognized tax losses is HUF 9,944 million of which no tax loss is subject to statutory limitations (2009: HUF 10,702 million of which HUF 9,475 million was not subject to statutory limitations). The Group recognized deferred tax asset for the total amount of the tax losses as at December 31, 2010. In 2009 for tax losses in an amount of HUF 1,285 million no deferred tax asset was recognized.

9.5 Investment tax credits

In order to increase broadband internet penetration in Hungary, companies investing over HUF 100 million in a year in broadband assets (e.g. DSL lines, UMTS assets) from 2003 can apply for a corporate tax reduction. The potential reduction of the corporate tax charge is defined as a percentage of the companies’ capital investment in broadband assets. As these investment tax credits are of a government grant nature, Magyar Telekom recognized the deferred tax asset against the cost of the related investment. If the tax credits are not utilized in the year when earned, the amount of tax credits carried forward can be utilized at a higher amount as outstanding amounts can be accreted. This accretion is recognized as an increase in the investment tax credit against a reduction in the deferred tax expense.

The following table shows the details of the tax credits in HUF millions:

Earned in year	Amount of qualifying broadband investment	Amount of tax credit earned	Accretion recognized in tax expense to date	Tax credit utilized	Tax credit carried forward at December 31, 2010

2003	6,194	2,592	1,132	(3,724)	—
2004	6,876	2,985	1,771	(3,792)	964
2005	13,925	5,598	1,800	(2,082)	5,316
2006	15,132	4,406	1,566	(473)	5,499
2007	11,167	2,989	811	(88)	3,712
2008	2,206	461	80	—	541
Total	55,500	19,031	7,160	(10,159)	16,032

			Expires in year	2015	6,280
				2016	5,499
				2017	3,712
				2018	541
					16,032

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In order to utilize the tax credits and certain tax deductibility opportunities earned by the Group’s entities, they have to comply with strict requirements as set out in the relevant tax regulations. The most important requirement is that the relevant assets have to be operated for at least 5 years. Management believes that the Group has complied and will be able to comply with the requirements to recognize these as deferred tax assets.

9.6 Tax reviews

The tax authorities may at any time inspect the books and records within five years from the end of the year when tax declarations were submitted and may impose additional tax assessments with penalties and penalty interest. Management is not aware of any circumstances which may give rise to a potential material liability in this respect.

9.7 Dividends paid by Magyar Telekom Plc.

The dividends paid and payable by Magyar Telekom Plc. to its owners may be subject to withholding or income taxes of the owners, which do not have an impact on the amount of the dividend declared or on the Company’s tax expense as these taxes — if any — are levied on the owners.

10 Inventories

	At December 31,
In HUF millions	2009	2010

Inventory for resale	7,619	6,901
Other inventory and advances	2,492	2,880
Subtotal	10,111	9,781
Less allowances for obsolete inventory	(323)	(189)
	9,788	9,592

11 Non current assets held for sale

Non current assets held for sale include primarily land and buildings identified for sale, which is expected within 12 months, as a result of the continuing improvement of utilization of properties and headcount reductions. In addition, the December 31, 2009 balance also included the non current assets of Orbitel, the Group’s consolidated subsidiary, for which the Company signed a sale-purchase agreement in November 2009. The sale transaction was closed in January 2010.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12 Property, plant and equipment

In HUF millions	Land and related rights	Buildings	Telecom. equipment	Other equipment	Total

At January 1, 2009
Cost	7,276	133,605	1,109,442	102,775	1,353,098
Accumulated depreciation	(1,908)	(32,006)	(695,755)	(77,965)	(807,634)
Carrying amount	5,368	101,599	413,687	24,810	545,464

Of which held for sale					(1,775)
					543,689

Carrying amount - January 1, 2009	5,368	101,599	413,687	24,810	545,464
Exchange differences	29	472	1,760	119	2,380
Additions due to business combinations	—	—	965	43	1,008
Additions due to and revisions of asset retirement obligations	—	468	(235)	—	233
Investments	—	1,533	74,165	6,088	81,786
Disposals	(9)	(152)	(66)	(421)	(648)
Depreciation charge	(109)	(4,002)	(64,661)	(7,916)	(76,688)
Reclassifications	288	(288)	—	—	—
Carrying amount - December 31, 2009	5,567	99,630	425,615	22,723	553,535

At December 31, 2009
Cost	7,333	135,732	1,171,086	102,550	1,416,701
Accumulated depreciation	(1,766)	(36,102)	(745,471)	(79,827)	(863,166)
Carrying amount	5,567	99,630	425,615	22,723	553,535

Of which held for sale					(2,790)
					550,745

Carrying amount - January 1, 2010	5,567	99,630	425,615	22,723	553,535
Exchange differences	35	445	1,727	184	2,391
Additions due to business combinations	—	11	188	9	208
Additions due to and revisions of asset retirement obligations	—	616	(4)	—	612
Investments	1	2,117	62,674	7,697	72,489
Disposals	(21)	(77)	(168)	(246)	(512)
Decrease due to sale of subsidiary	—	—	(487)	(59)	(546)
Depreciation charge	(115)	(4,080)	(64,344)	(7,734)	(76,273)
Reclassifications	643	(643)	—	—	—
Carrying amount - December 31, 2010	6,110	98,019	425,201	22,574	551,904

At December 31, 2010
Cost	7,979	137,403	1,204,746	102,834	1,452,962
Accumulated depreciation	(1,869)	(39,384)	(779,545)	(80,260)	(901,058)
Carrying amount	6,110	98,019	425,201	22,574	551,904

Of which held for sale					(2,152)
					549,752

The closing balance of Property, plant and equipment (PPE) includes assets in the course of construction in an amount of HUF 42,670 million as at December 31, 2010 (2009: HUF 30,664 million). In the table above the assets in course of construction are shown in the categories where the capitalization is expected.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Additions due to business combinations include the fair value of the assets acquired by Magyar Telekom through business combinations in the reported years. Differences between the preliminary and the final purchase price allocation are also included in this line.

Additions due to and revisions of asset retirement obligations represent the amounts recognized as part of the carrying amounts of the constructed assets against a provision for asset retirement obligation in the reported year (see also Note 19.4).

Investments represent the regular investing activity in PPE assets. These additions are shown net of the investment tax credit related to broadband investments. For more details, see Note 9.4.

No impairment was identified in 2010 and 2009.

The reclassifications between asset categories or their impact on depreciation expense was not material.

Included in buildings are assets sold and leased back under finance lease conditions. At December 31, 2010 the gross book value of the leased back assets is HUF 1,706 million (2009: HUF 2,706 million) and the net book value is HUF 668 million (2009: HUF 1,172 million).

Included mainly in buildings and telecom equipment are assets leased under finance lease conditions (other than sale and lease back). At December 31, 2010 the gross book value of the finance leased assets is HUF 1,642 million (2009: HUF 2,150) and the net book value is HUF 780 million (2009: HUF 1,237 million).

Included in telecommunications equipment at December 31, 2010 are assets leased under operating lease contracts to customers with a gross book value of HUF 1,120 million (2009: HUF 1,698 million) and net book value of HUF 78 million (2009: HUF 155 million). The future minimum lease payments receivable under these contracts are disclosed in Note 33.4.

HUF 1,448 million of PPE has restricted titles as at December 31, 2010 (2009: HUF 2,409 million), which are included in our assets as finance leases.

The reviews of the useful lives of property, plant and equipment during 2010 affected the lives of a large number of assets including primarily IT hardware, antennas, antenna towers and vehicles. The revisions primarily resulted in the extension of the useful lives as a result of later expected replacement of the affected assets than originally estimated. The revision results in the following change in the original trend of depreciation in the current and future years .

In HUF millions	2010	2011	2012	2013	After 2013

(Decrease) / increase in depreciation expense	(846)	(2,277)	455	737	1,931

The useful lives assigned to different types of property, plant and equipment are as follows:

Years

Buildings	5 - 50
Duct, cable and other outside plant	3 - 38
Other telecommunications equipment	2 - 25
Other equipment	2 - 12

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13 Intangible assets

In HUF millions	Goodwill	Software	Concessions and licenses	Other	Total

At January 1, 2009
Cost	244,477	155,513	50,096	22,663	472,749
Accumulated amortization	—	(110,570)	(13,732)	(13,068)	(137,370)
Carrying amount	244,477	44,943	36,364	9,595	335,379

Carrying amount - January 1, 2009	244,477	44,943	36,364	9,595	335,379
Exchange differences	173	328	147	19	667
Additions due to business combinations	2,459	410	—	2,491	5,360
Investments	—	17,355	1,421	1,304	20,080
Disposals	—	(124)	(22)	(14)	(160)
Impairment	(969)	—	—	—	(969)
Amortization charge	—	(16,302)	(4,065)	(3,896)	(24,263)
Carrying amount - December 31, 2009	246,140	46,610	33,845	9,499	336,094

At December 31, 2009
Cost	247,109	164,668	52,134	25,906	489,817
Accumulated amortization	—	(118,058)	(18,289)	(16,407)	(152,754)
Accumulated goodwill impairment	(969)	—	—	—	(969)
Carrying amount	246,140	46,610	33,845	9,499	336,094

Of which held for sale					(479)
					335,615

Carrying amount - January 1, 2010	246,140	46,610	33,845	9,499	336,094
Exchange differences	200	214	154	107	675
Additions due to business combinations	1,227	—	—	763	1,990
Investments	—	18,760	117	396	19,273
Disposals	—	(23)	—	(10)	(33)
Decrease due to sale of subsidiary	(74)	—	(333)	—	(407)
Impairment	—	—	—	—	—
Amortization charge	—	(18,064)	(4,301)	(2,234)	(24,599)
Reclassifications	—	—	(838)	838	—
Carrying amount - December 31, 2010	247,493	47,497	28,644	9,359	332,993

At December 31, 2010
Cost	247,493	182,250	50,357	27,520	507,620
Accumulated amortization	—	(134,753)	(21,713)	(18,161)	(174,627)
Accumulated goodwill impairment	—	—	—	—	—
Carrying amount	247,493	47,497	28,644	9,359	332,993

Of which held for sale					—
					332,993

Additions due to business combinations include the fair value of assets acquired by Magyar Telekom through business combinations in the reported years and the goodwill arising on these business combinations. Differences between the preliminary and the final purchase price allocation are also included in this line.

Investments represent the regular investing activity in intangible assets.

The amortization expense as well as the impairment losses of intangible assets including also goodwill is accounted for in the depreciation and amortization line of the Statement of comprehensive income.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Other than goodwill, the Group has no intangible assets with indefinite useful life. Intangible assets other than goodwill are amortized over their respective economic useful lives, as indicated below.

Years
Software	2 - 8
Concessions and licenses	3 - 25
Other intangible assets	3 - 10

The reviews of the useful lives of intangible assets during 2010 did not have a material impact.

The most significant intangible assets of the Group are the goodwill arising on business combinations. For the goodwill impairment tests, the total amount of goodwill was allocated to the operating segments (or CGUs) of the Group as follows.

	As at December 31,
In HUF millions	2009	2010

CBU	139,743	140,474
BBU	45,220	45,770
Macedonia	51,343	51,379
Montenegro	5,612	5,776
Other	4,222	4,094
Total goodwill	246,140	247,493

The Group regularly carries out an impairment test on goodwill in the last quarter of the financial years. During the annual impairment test conducted in the last quarter of 2010 no goodwill impairment was established for any goodwill of the Group.

In 2009 Magyar Telekom decided to sell its 100% stake in Orbitel, as a result of which we carried out an interim impairment test on the Orbitel goodwill (included in the “Other” line in the table above). The offered purchase price was known at the time of the interim impairment test, which was lower than the carrying amount of Orbitel’s net assets, which resulted in a partial impairment of goodwill in an amount of HUF 969 million during 2009. During the annual impairment test conducted in the last quarter of 2009 no additional goodwill impairment was established for any goodwill of the Group.

In 2008 we established that the carrying amount of goodwill did not suffer impairment.

Besides goodwill, the most significant individual intangible assets are listed in the table below.

	As at December 31,
In HUF millions	2009	2010

Hungarian GSM license	13,028	10,747
Hungarian UMTS license	11,890	10,699
Macedonian UMTS license	2,576	2,342
Other	6,351	4,856
Total concessions and licenses	33,845	28,644

The Group has no intangible assets with restricted title or pledged as security as at December 31, 2010 or December 31, 2009.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14 Investments in associates and joint ventures

	For the year ended December 31,
In HUF millions	2009	2010

Opening balance	4,136	186
Dividends	(102)	(81)
Share of associates’ and joint ventures’ profits / (losses)	(109)	(27)
Liquidation of Netrekész Kft.	—	(1)
Disposal of ITMH	(382)	—
Disposal of M-RTL	(3,357)	—
Closing balance	186	77

The owners of Hunsat decided on the voluntary liquidation of the company, which discontinued its commercial operations in 2010. The following table shows the total assets and liabilities as at December 31, 2009 and 2010, and revenues and profit for the year ended December 31, 2009 and 2010 of Hunsat, the single remaining joint venture of the Group, representing the majority of the balance of the Group’s associates and joint ventures.

In HUF millions	Hunsat 2009	Hunsat 2010
Current assets	1,017	127
Non current assets	2	1
Current liabilities	(728)	(20)
Non current liabilities	—	—
Revenues	3,448	59
Profit for the year	190	(15)

There are no material contingent liabilities of our associates and joint ventures as of December 31, 2009 or 2010. Neither does the Group have any contingent liabilities or commitments to our associates or joint ventures as at the end of the reporting periods.

15 Other non current assets

Other non current assets mainly include long-term prepaid employee benefits.

16 Financial liabilities to related parties

Financial liabilities to related parties include HUF and EUR denominated loans taken from DT Group. In addition, for the whole nominal amount and interest payment of loans denominated in EUR granted by DTIF we have cross-currency interest rate swap agreements in place so that Magyar Telekom’s exposure in fact remains in HUF. The loans and the related swap agreements are accounted for and disclosed on a gross basis. These loans are primarily taken for significant acquisitions and dividend payments. Some of these loans, when expiring, are also refinanced by DTIF, depending on the actual cash position of the Group.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tables below show the details of the financial liabilities towards Deutsche Telekom Group members as at December 31, 2010 and 2009.

December 31, 2010	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	9,579	HUF	5.72	floating	Jan 2011
	25,323	HUF	6.02	floating	Apr 2011
	35,324	HUF	7.21	fixed	Jul 2011
Due within 1 year	70,226
Derivatives	1,982
Total current	72,208

	9,579	HUF	5.72	floating	Jan 2012
	40,225	HUF	6.39	floating	May 2012
	9,579	HUF	5.72	floating	Jan 2013
	25,327	HUF	7.26	fixed	Oct 2013
	21,896	EUR	3.76	fixed	Jun 2014
	46,046	EUR	4.46	fixed	Jan 2015
	53,034	HUF	8.30	fixed	May 2015
	28,478	HUF	6.23	fixed	Dec 2016
Total non current	234,164

December 31, 2009	Carrying amount in HUF millions	Currency	Interest rate (%)	Fixed / floating	Repayable

	20,313	EUR	1.35	floating	Jan 2010
	9,486	HUF	8.86	floating	Jan 2010
	10,016	HUF	8.17	fixed	Jul 2010
	20,033	HUF	8.18	fixed	Jul 2010
Due within 1 year	59,848
Accrued interest	7,675
Derivatives	3,050
Total current	70,573

	9,486	HUF	8.86	floating	Jan 2011
	25,000	HUF	7.73	floating	Apr 2011
	34,232	HUF	7.75	fixed	Jul 2011
	9,486	HUF	8.86	floating	Jan 2012
	40,000	HUF	7.22	floating	May 2012
	9,486	HUF	7.07	floating	Jan 2013
	25,000	HUF	7.26	fixed	Oct 2013
	20,871	EUR	4.45	fixed	Jun 2014
	42,912	EUR	4.08	fixed	Jan 2015
	50,525	HUF	8.30	fixed	May 2015
Total non current	266,998

Accrued interest as at December 31, 2009  included the nominal interest earned that is paid quarterly, semi-annually or annually, consequently, the carrying amounts of the loans did not include the accrued interest. In 2010, the accrued interest is included in the carrying amounts of the loan payable, rather than as a separate line in the table above.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the carrying amounts and fair values of the related party loans.

	At December 31,
	2009		2010
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated loans
At fixed rate	160,677	169,877	142,163	143,880
At floating rate	102,944	102,945	94,285	94,285
	263,621	272,822	236,448	238,165
EUR denominated loans
At fixed rate	42,912	47,157	67,942	72,928
At floating rate	20,313	20,313	—	—
	63,225	67,470	67,942	72,928
Accrued interest	7,675	7,675	—	—
Swaps	3,050	3,050	1,982	1,982

Total related party financial liabilities	337,571	351,017	306,372	313,075

The weighted average interest rate on related party loans was 6.30% in 2010 (6.75% in 2009). The fixed interest rate loans are exposed to fair value risk as it can be seen in the table above. Any decrease of market interest rates will result in an increase of the fair value of the fixed interest rate liabilities.

Derivatives contracted with related parties include cross-currency interest rate swaps and FX forwards concluded with DT AG to change the Group’s exposure to HUF in case of the EUR denominated loans and to cover FX needs of expected future foreign currency outflows.

There were no defaults and breaches in connection with the financial liabilities to related parties.

17 Other financial liabilities

		At December 31,
In HUF millions		2009	2010

Bank loans	(a)	32,810	43,924
Finance lease payable (Note 33.1)		763	605
Accrued interest		1,139	60
Third party derivatives	(b)	179	869
Other		1,441	1,189
Total other financial liabilities — current		36,332	46,647

Bank loans	(a)	23,316	6,199
Finance lease payable (Note 33.1)		2,660	2,254
Other		245	375
Total other financial liabilities — non current		26,221	8,828

Accrued interest as at December 31, 2009  included the nominal interest earned that is paid quarterly, semi-annually or annually, consequently, the carrying amounts of the loans did not include the accrued interest. In 2010, the vast majority of the accrued interest is included in the carrying amounts of the loan payable, rather than as a separate line in the table above.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a) Bank loans

	As at December 31,
In HUF millions	2009	2010

Due within 1 year	32,810	43,924
Due in 1-2 years	17,316	2,788
Due in 2-3 years	6,000	3,411
Due after 3 years	—	—
Total bank loans	56,126	50,123

Loans totaling HUF 15,761 million at December 31, 2010 are revolving loans (2009: HUF 9,997 million) which can be prepaid at any time and may be drawn down in one to six month rolling periods.

The weighted average interest rate on bank loans was 5.74% in 2010 (7.92% in 2009).

The following table compares the carrying values and the fair values of the Group’s bank loans.

	At December 31,
	2009		2010
In HUF millions	Book value	Fair value	Book value	Fair value

HUF denominated bank loans
At fixed rate	11,000	12,090	11,850	12,150
At floating rate	38,215	38,215	27,135	27,135
	49,215	50,305	38,985	39,285
EUR denominated bank loans
At fixed rate	5,164	5,316	8,128	8,198
At floating rate	1,747	1,747	3,010	3,010
	6,911	7,063	11,138	11,208

Total bank loans	56,126	57,368	50,123	50,493

Floating interest rate loans are subject to interests calculated based on mostly BUBOR (Budapest Inter-Bank Offered Rate) and EURIBOR (Euro Inter-Bank Offered Rate) plus a margin interest formula.

The majority of the Group’s third party loans and borrowings are subject to floating interest rates, which are exposed to cash flow risks. If interest rates are rising, it results in higher cash outflows through interest payments.

There were no defaults and breaches in connection with other financial liabilities.

(b) Third party derivatives

Third party derivatives included FX forward and cross currency interest rate swaps.

(c) Credit facilities

At December 31, 2010, Magyar Telekom had un-drawn committed credit facilities of HUF 54,603 million (2009: HUF 50,479 million). These credit facilities, should they be drawn down, are subject to an interest rate of EURIBOR, BUBOR and commercial floating bank prime rates plus a margin depending on the currency and institution providing the facilities.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18 Trade payables

	At December 31,
In HUF millions	2009	2010

Payable to DT Group companies	5,169	7,103
Payable to associates and joint ventures	7	7
Other trade payables	80,698	81,503
	85,874	88,613

19 Provisions

In HUF millions	Severance	MTIP	Employee- related Subtotal	Legal cases	ARO	Other	Total

January 1, 2009	9,764	236	10,000	6,913	4,656	4,322	25,891
Amounts utilized	(7,832)	(277)	(8,109)	(1,887)	(63)	(2,519)	(12,578)
Amounts reversed	(1,532)	—	(1,532)	(1,298)	(26)	—	(2,856)
Exchange rate difference	43	—	43	189	—	11	243
Accretion	—	—	—	—	184	—	184
Additions	8,304	397	8,701	1,733	259	836	11,529
December 31, 2009	8,747	356	9,103	5,650	5,010	2,650	22,413

Of which current	8,295	—	8,295	3,471	175	751	12,692
Of which non current	452	356	808	2,179	4,835	1,899	9,721

December 31, 2009	8,747	356	9,103	5,650	5,010	2,650	22,413
Amounts utilized	(5,427)	(411)	(5,838)	(551)	(110)	(1,314)	(7,813)
Amounts reversed	(1,005)	—	(1,005)	(1,574)	(8)	(347)	(2,934)
Exchange rate difference	3	1	4	103	—	5	112
Accretion	—	—	—	477	174	53	704
Additions	3,892	127	4,019	2,196	620	703	7,538
December 31, 2010	6,210	73	6,283	6,301	5,686	1,750	20,020

Of which current	4,982	—	4,982	2,136	136	468	7,722
Of which non current	1,228	73	1,301	4,165	5,550	1,282	12,298

Magyar Telekom does not expect any reimbursement with regards to the provisions recognized, therefore, no related assets have been recognized in the financial statements.

19.1 Severance

The majority of the provision for severance as at December 31, 2010 relates to the stand-by-pool and the employee terminations in 2011 in relation to the further efficiency improvement in Magyar Telekom Plc. The stand-by-pool of employees include people whose legal status is an employee, however, these people do not provide services to the Company any more, but the Company provides a reduced amount of compensation and pays social security expenses for them for maximum 4 years. This is a way of severance that is not paid in one lump sum but in maximum 48 installments following the discontinuation of services. The majority of the provision for severance as at December 31, 2009 related to the stand-by-pool and the employee terminations in 2010 in relation to the further organizational changes in Magyar Telekom Plc.

552 employees were dismissed in 2010 (2009: 961) at Group level, related to which severance payments were made. The balance of provision as at December 31, 2010 relates to 669 employees and former employees in the

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

stand-by-pool (2009: 569) working in various functions of the Group.

The total payments made in relation to employee termination in 2010 amounted to HUF 8,505 million, of which HUF 5,427 million was charged against the provision as at December 31, 2009, while the rest was recognized as employee related expense in 2010.

The total payments made in relation to employee termination in 2009 amounted to HUF 8,700 million, of which HUF 7,832 million was charged against the provision as at December 31, 2008, while the rest was recognized as employee related expense in 2009. The relatively high amounts of the reversal of provision in 2009 and 2010 are the result of the different actual mix of employees severed compared to the originally estimated mix (length of service years, choice of immediate leave versus stand-by pool, etc.).

19.2 Legal cases

Provisions for legal cases mainly include amounts expected to be paid to regulatory and competition authorities as well as to ex-employees and trading partners as a result of legal disputes. There are numerous legal cases for which provisions were recognized, none of which are individually material, therefore not disclosed. For certain legal cases information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

19.3 MTIP

For more details on the Mid-term Incentive Plan see Note 24.1.

19.4 Asset retirement obligations (ARO)

Asset retirement obligations primarily exist in case of the telecommunications structures constructed on third parties’ properties. The Group carries out a revision of the necessary provisions every year.

In 2010, the primary reasons for changes in estimates were the changes in cashflow estimates of the remediation of rented spaces for offices and shops as well as the increased real discount rates (difference between the expected future inflation and risk free interest rates).  In 2009, the primary reason for changes in estimates was the increased real discount rates.

19.5 Other provisions

Other provisions include guarantee obligations and further other individually small items.

20 Other current liabilities

	At December 31,
In HUF millions	2009	2010

Deferred revenue and advances received	12,131	11,273
Other taxes and social security	8,838	10,833
Salaries and wages	8,652	6,458
Dividend payable to Non-controlling interests	303	319
Other liabilities	2,304	2,083
	32,228	30,966

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21 Other non current liabilities

Other non current liabilities primarily include deferred revenues related to long term projects and customer loyalty programs.

22 Revenue

	For the year ended December 31,
In HUF millions	2008	2009	2010

Fixed line revenues
Voice retail	151,033	128,133	106,623
Voice wholesale	21,494	21,322	21,317
Internet	59,823	55,089	53,755
Data	28,839	30,762	27,710
TV	18,830	23,753	28,549
Equipment	7,058	4,745	4,091
Other fixed line revenues	12,818	10,276	7,588
Total Fixed line revenue	299,895	274,080	249,633

Mobile revenues
Voice retail	196,983	192,704	185,967
Voice wholesale	46,241	41,563	36,815
Voice visitor	5,995	4,959	4,217
Non voice	50,936	56,188	57,789
Equipment	21,169	21,320	22,691
Other mobile revenues	10,441	9,262	7,694
Total Mobile revenue	331,765	325,996	315,173

System integration and IT revenue	41,396	43,913	44,773

Total revenue	673,056	643,989	609,579

None of the Group’s customers represent a significant source of revenue. Revenues from transactions with a single external customer (or group of entities that - knowingly to us — are under common control of a third party or government) do not exceed 10 per cent of the Group’s revenues.

23 Expenses directly related to revenues

	For the year ended December 31,
In HUF millions	2008	2009	2010

Voice, data and internet related payments	79,076	71,583	65,247
Material cost of equipment sold	45,061	44,011	41,037
Payments to agents and other subcontractors	43,421	44,982	51,143
	167,558	160,576	157,427

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24 Employee related expenses

	For the year ended December 31,
In HUF millions	2008	2009	2010

Short term benefits	96,407	100,425	93,992
Share based payments (MTIP - Note 24.1)	356	397	127
Share based payments (ex-CEO - Note 24.2)	—	—	(49)
Share based payments (Share bonus to employees - Note 24.3)	—	—	580
Termination benefits (Note 19.1)	8,510	7,640	5,965
Total before capitalization	105,273	108,462	100,615
Expenses capitalized	(4,953)	(6,544)	(6,731)
	100,320	101,918	93,884

Total costs expensed in relation to defined contribution plans (including social security)	23,376	23,690	20,361

Closing number of employees	10,438	10,828	10,258

24.1 Mid-term incentive plan (MTIP)

In 2004 Magyar Telekom launched a Mid Term Incentive Plan (MTIP) for its top and senior management, whereby the targets to be achieved are based on the performance of the Magyar Telekom share. The MTIP is a cash settled long term incentive instrument which was planned to cover five years, with a new package being launched in each year, and with each tranche lasting for three years. In 2009 and 2010, Magyar Telekom decided to prolong the original program by one additional year respectively, with the same concept. At the beginning of the plan each participant has an offered bonus. This bonus will be paid out at the end of the plan, depending on the achievement of the two fixed targets, an absolute Magyar Telekom share specific and a relative Index target. Depending on the achievement of the targets, 0%, 50% or 100% of the bonus is paid if neither, one or both of the targets are met, respectively.

The relative performance target is linked to the Total Return of the Magyar Telekom share compared to the performance of the Dow Jones Euro STOXX Total Return Index during the vesting period, each at the last 20 trading days. Measurement is the un-weighted average Magyar Telekom share price plus dividend payments. The absolute performance target is achieved when the Magyar Telekom share price, adjusted for dividends paid during the tenure, is more than 35 percent higher at the end of the lock—up period than at the beginning of the plan. The basis of the calculation is the un-weighted average closing price of the Magyar Telekom share at the Budapest Stock Exchange during the last 20 trading days before the beginning and the end of the plan.

The share price calculated according to the above are included in the table below. When determining the Group’s liability, these target figures are weighted with the fair value factors of achieving these targets. The fair value factors are calculated using the Monte Carlo technique. The target figures are multiplied by the relevant fair value factors and these amounts are then accrued for the given tranche period. This technique aims to determine the fair values of the share options granted and present it in accordance with the accruals concept.

Tranche	Vesting period	MT Share price at the beginning of the vesting period	Fulfillment

1	January 1, 2004 — December 31, 2006	755	Only absolute target met
2	January 1, 2005 — December 31, 2007	843	Neither targets met
3	January 1, 2006 — December 31, 2008	949	Only relative target met
4	January 1, 2007 — December 31, 2009	1,013	Only relative target met
5	January 1, 2008 — December 31, 2010	912	Only relative target met
6	January 1, 2009 — December 31, 2011	561	-
7	January 1, 2010 — December 31, 2012	725	-

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The provision for the payments in relation to the MTIP program and the movements thereof are disclosed in Note 19.

24.2 The former CEO’s share option plan

The former CEO of Magyar Telekom was granted share options in the past, out of which the options granted in 2000 remained unexercised until 2010, when they lapsed. The lapse of these share options resulted in the release of the total balance of the Reserve for equity settled share based transactions.

24.3 Shares allocated to employees

The Board of Directors of Magyar Telekom approved a share allocation program under which Magyar Telekom shares were awarded to the Company’s best performing employees in December 2010. In total, 1,112,679 treasury shares were granted to employees for free. The amount recognized as an expense includes the grant date fair value of the shares. The program awarded the participants based on their past performance without any further service commitments made by either the employees or the employer. Consequently, the total cost of the share based compensation program was recognized in 2010.

25 Other operating expenses

		For the year ended December 31,
In HUF millions		2008	2009	2010

Materials, maintenance and service fees		72,858	71,650	63,373
Hungarian telecommunications and other crisis taxes	(a)	—	—	26,970
Marketing		22,065	16,180	13,437
Rental and operating lease		9,947	11,153	12,981
Fees and levies		16,000	14,712	12,276
Bad debt expense		4,353	9,072	9,991
Consulting, audit and other expert fees	(b)	10,960	11,230	7,825
Other expenses		4,866	1,308	1,897
		141,049	135,305	148,750

(a) Hungarian telecommunications and other crisis taxes

On October 18, 2010 the Hungarian Parliament passed an act imposing special “crisis” taxes on telecommunications services, retail sales and energy sales as of January 1, 2010. These taxes were enacted for a defined period of 2010-2012.

Although Magyar Telekom is also engaged in energy and retail sales, the tax burden on those are either not applicable to the Group (energy) or not material (retail). The vast majority of the amount included in the table above relates to the revenues earned from electronic telecommunications services provided by the Hungarian members of the Group in 2010. The tax is defined as a certain percentage of the revenue generated from the services defined as electronic telecommunications. The tax is progressive, i.e. the more revenue is generated a higher tax rate is applicable. Due to the high amount of revenues generated by the Group, the vast majority of the Group’s Hungarian revenues are in the highest tax band subject to a tax rate of 6.5%.

The classification of these taxes requires judgment. Management believes that these taxes are not taxes on consumption of services by end customers but rather taxes on entities operating in selected industries. This is supported by the fact that these taxes were levied retrospectively in 2010, the taxes are calculated on the combined revenues of groups using graduated tax rates and the calculation ignores whether the revenues are collected from end

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

customers or not. Therefore management believes that there are strong indicators supporting that these taxes are not sales taxes collected on behalf of the government, but rather taxes on the operations of the companies, and consequently these taxes are classified as operating expense in the consolidated financial statements.

(b) Audit costs included in Consulting, audit and other expert fees

Consulting, audit and other expert fees among others include expenses incurred in relation to the audit of the standalone and consolidated financial statements of the Company by PricewaterhouseCoopers (PwC) as follows.

	For the year ended December 31,
In HUF millions	2008	2009	2010

Audit of the financial statements	500	593	527
Other audit related fees	108	205	40
Other non audit related fees	—	4	4
Total expenses payable to PwC	608	802	571

Audit of the financial statements in the above table are the aggregate fees of PwC in connection with the audit of our annual financial statements, reviews of quarterly reports and services performed in relation to legal obligations and submissions required by regulatory provisions.

Other audit-related fees in the above table are the aggregate fees of PwC for services which are normally performed by the external auditor in connection with the auditing of the annual financial statements, e.g. advice on issues of accounting and reporting, which were not classified as audit services, and support with the interpretation of new accounting and reporting standards. Audit-related fees in 2010 included HUF 40 million (2009: HUF 205 million) incurred relating to the investigations (Note 1.2).

Other non audit related fees in the above table are fees of PwC primarily related to services like participation by Magyar Telekom employees in conferences and training sessions organized by PwC.

26 Other operating income

		For the year ended December 31,
In HUF millions		2008	2009	2010

Gain on sale of PPE, Intangible assets and assets held for sale		2,126	326	327
Gain on sale of subsidiaries and associates	(a)	1,233	1,371	—
Compensation for renaming (Note 34.1)		676	—	—
Other operating income		214	1,166	3,121
		4,249	2,863	3,448

(a) Gain on sale of subsidiaries and associates

All the subsidiaries sold in the reported years conducted non-core operations and were insignificant to the Group, therefore they did not constitute discontinued operations. The results on the disposals of subsidiaries and associates are recognized as Other operating income in the years of disposal. All disposals impacted the total ownership in the subsidiaries and associates sold. No income or loss was incurred on the sale of Orbitel in 2010 after the impairment loss of the Orbitel goodwill recognized in 2009. The proceeds from the disposal included in the Consolidated statement of cash flows are disclosed net of the cash balances of the subsidiaries at date of disposal. These cash balances were not significant.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27 Interest income

	For the year ended December 31,
In HUF millions	2008	2009	2010

Finance lease interest income	1,340	1,390	1,334
Other interest income	5,887	7,136	3,604
	7,227	8,526	4,938

The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year’s comparative items have been reclassified to be comparable to the current year’s presentation. The items included in the table above were included in the Finance income caption of the previous years’ financial statements.

28 Interest expense

	For the year ended December 31,
In HUF millions	2008	2009	2010

Interest expense to DT	26,986	27,530	18,397
Other interest expense	5,742	5,765	4,660
Finance lease interest expense	648	712	529
Accretion interest on provisions	70	184	704
less: borrowing costs capitalized	(258)	(726)	(506)
	33,188	33,465	23,784

The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year’s comparative items have been reclassified to be comparable to the current year’s presentation. The items included in the table above were included in the Finance expenses caption of the previous years’ financial statements.

When calculating the borrowing costs capitalized, other financial expenses (included in Note 29) are also considered, however, for disclosure purposes, we included the borrowing costs capitalized in the table above.

29 Other finance expense - net

	For the year ended December 31,
In HUF millions	2008	2009	2010

Fee expense	4,011	4,068	4,236
Net foreign exchange losses / (gains)	648	269	2,855
Losses / (gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with related parties	—	2,387	(1,410)
Losses / (gains) on the subsequent measurement of financial instruments at fair value through profit and loss (derivatives) contracted with third parties	(789)	568	998
Losses / (gains) on the derecognition of financial instruments at fair value through profit and loss contracted with related parties	—	441	1,996
Losses / (gains) on the derecognition of financial instruments at fair value through profit and loss contracted with third parties	477	141	592
Losses / (gains) on the derecognition of AFS financial instruments (Reclassifications from Other comprehensive income)	—	—	—
	4,347	7,874	9,267

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group has changed the disclosure of its financial results compared to the previously issued financial statements. Previous year’s comparative items have been reclassified to be comparable to the current year’s presentation. The majority of the items included in the table above were included in the Finance income caption of the previous years’ financial statements, while Fee expense was included in Finance expense.

30 Purchase of property, plant and equipment and intangible assets

	For the year ended December 31,
In HUF millions	2008	2009	2010

Investments in property, plant and equipment (Note 12)	85,489	81,786	72,489
Investments in intangible assets (Note 13)	22,460	20,080	19,273
Total investments in PPE and intangible assets	107,949	101,866	91,762

Recognition / (Derecognition) of investment tax credit (Note 9.4)	350	428	(3)
Change in payables relating to capital expenditures	7,740	7,934	(4,459)
Cash payments for purchases of PPE and intangible assets	116,039	110,228	87,300

The Group had no significant non cash transactions in any of the reported years.

31 Purchase of subsidiaries and business units

	For the year ended December 31,
In HUF millions	2008	2009	2010

Modultechnika (Note 5.1)	—	—	1,421
ISH (Note 5.2)	—	3,131	74
Cable TV networks	687	1,745	39
KFKI Direkt	—	317	—
M-Factory — contingent consideration	75	—	—
Cash payments for purchases of subsidiaries and business units	762	5,193	1,534

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32 Reportable segments and information about geographical areas

32.1 Reportable segments

Magyar Telekom established its current management structure in Hungary based on customer segments that require different technology and marketing strategies, and support functions. The Group’s operating segments in Hungary are: Consumer Services Business Unit, Business Services Business Unit, Technology Business Unit and Group Headquarters. In addition, the Group also has operations in Macedonia and Montenegro, which represent two additional operating segments. The Media business unit, a separate operating segment in 2008 and 2009 is reported to the MC as part of the Group Headquarters in 2010, therefore we have included its numbers in the Headquarters’ numbers in all 3 years presented.

The Consumer Services Business Unit (CBU) operates in Hungary, providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small business telecommunications customers in Hungary, with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (BBU) operates in Hungary, providing mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate and public sector customers), as well as small and medium businesses (SMB). BBU’s customer portfolio includes approximately 3,000 key business partners and over 40,000 SMB customers.

The Group Headquarters (Headquarters) is responsible for providing wholesale mobile and fixed line services and also includes the operations of the Media business unit, considered as a separate operating segment in 2008 and 2009 in Hungary. Headquarters also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. Headquarters is also responsible for the Group’s points of presence in Bulgaria, Romania and Ukraine, providing wholesale services to local companies and operators.

The Technology Business Unit (Technology) is responsible for the operations and development of the mobile, fixed line and cable TV network, as well as IT management in Hungary.

The Group also has full-scale mobile and fixed line telecommunications operations in Macedonia and Montenegro, which represent two additional operating segments of the Group.

In addition to the operating segments described above, there are a few operations, which do not qualify as operating or reportable segments. These operations are grouped in “All other” included in the reconciliations of the reportable segments’ totals to the Group totals.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.1.1 Information regularly provided to the MC

The following tables present the segment information by reportable segment regularly provided to the Management Committee of the Group, reconciled to the corresponding Group numbers.

	For the year ended December 31,
In HUF millions	2008	2009	2010
Revenues

Total CBU revenues	341,563	322,336	314,773
Less: CBU revenues from other segments	(38,655)	(33,849)	(30,066)
CBU revenues from external customers	302,908	288,487	284,707

Total BBU revenues	179,174	170,989	159,271
Less: BBU revenues from other segments	(16,833)	(18,861)	(15,683)
BBU revenues from external customers	162,341	152,128	143,588

Total Headquarters revenues	163,905	143,776	123,013
Less: Headquarters revenues from other segments	(70,945)	(62,258)	(53,184)
Headquarters revenues from external customers	92,960	81,518	69,829

Total Technology revenues	11,370	10,556	8,287
Less: Technology revenues from other segments	(7,877)	(7,599)	(7,142)
Technology revenues from external customers	3,493	2,957	1,145

Total Macedonia revenues	76,097	82,312	77,598
Less: Macedonia revenues from other segments	(285)	(214)	(134)
Macedonia revenues from external customers	75,812	82,098	77,464

Total Montenegro revenues	33,148	34,442	32,874
Less: Montenegro revenues from other segments	(105)	(51)	(44)
Montenegro revenues from external customers	33,043	34,391	32,830

All other (net)	2,416	2,426	1

Total consolidated revenue of the segments	672,973	644,005	609,564
Measurement differences to Group revenue	83	(16)	15
Total revenue of the Group	673,056	643,989	609,579

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	For the year ended December 31,
In HUF millions	2008	2009	2010
Segment results (EBITDA)

CBU	193,314	181,920	181,944
BBU	90,816	80,307	72,161
Headquarters	(15,921)	(22,888)	(50,886)
Technology	(49,059)	(47,485)	(43,565)
Macedonia	39,132	42,861	40,248
Montenegro	10,815	13,736	11,370
All other	(169)	265	11
Total EBITDA of the segments	268,928	248,716	211,283

Measurement differences to Group EBITDA	(550)	337	1,683
Total EBITDA of the Group	268,378	249,053	212,966

Depreciation and amortization of the Group	(106,120)	(101,920)	(100,872)
Total Operating profit of the Group	162,258	147,133	112,094
Net financial result	(30,308)	(32,813)	(28,113)
Share of associates’ and joint ventures’ profits / (losses)	1,341	(109)	(27)
Total Profit before income tax of the Group	133,291	114,211	83,954
Income tax expense	(27,698)	(20,958)	(6,583)
Total Profit for the year of the Group	105,593	93,253	77,371

The significantly higher negative results of the Headquarters segment in 2010 is due to the inclusion of the Hungarian telecommunications tax introduced in 2010 (Note 25) in the Headquarters segment.

	For the year ended December 31,
In HUF millions	2008	2009	2010
Capital expenditure (Capex) on PPE and Intangible assets

CBU	13,540	23,774	18,212
BBU	7,493	2,905	3,314
Headquarters	9,112	5,888	6,379
Technology	58,716	48,989	44,049
Macedonia	15,709	15,320	15,208
Montenegro	3,751	4,913	4,639
All other	105	65	—
Total capital expenditure of the segments	108,426	101,854	91,801

Measurement differences to capital expenditure of the Group	(477)	12	(39)
Total investments of the Group in PPE and Intangible assets	107,949	101,866	91,762

Total investments of the Group in PPE and Intangible assets correspond to the “Investments” lines disclosed in Notes 12, 13 and 30.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32.2 Information about geographical areas

The table below shows the revenues generated from external customers in the countries where the Group operates, using the same measurement principles as for the corresponding Group numbers.

Revenues	For the year ended December 31,
In HUF millions	2008	2009	2010

Hungary	554,747	520,584	495,385
Macedonia	75,956	82,098	77,464
Montenegro	33,043	34,391	32,830
Romania	5,244	3,636	2,958
Bulgaria	3,933	3,151	922
Ukraine	133	129	20
Total revenue of the Group	673,056	643,989	609,579

None of the Group’s external customers represent a significant source of revenue.

The table below shows the Non current assets of the Group located in the countries of operations (including goodwill allocated to operating segments or CGUs operating in these countries) and the reconciliation to the total Non current assets of the Group, using the same measurement principles as for the corresponding Group numbers.

Non current assets	As at December 31,
In HUF millions	2009	2010

Hungary	709,525	703,783
Macedonia	129,943	132,510
Montenegro	42,408	41,734
Bulgaria	3,013	3,165
Romania	2,531	2,281
Ukraine	19	13
Total excluding Other non current financial assets and Deferred tax assets	887,439	883,486

Other non current financial assets (Note 8.2)	27,682	24,033
Deferred tax assets (Note 9.4)	1,890	913
Total Non current assets of the Group	917,011	908,432

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33 Leases and other commitments

33.1 Finance lease —Group as lessee

Finance leases in 2009 and 2010 mainly relate to the sale and lease back of spaces in buildings accommodating telephone exchanges. In most cases the contracts are denominated in EUR, the term of the leases is 5-10 years, and the contracts include renewal options but no purchase options.

Future lease payments under finance leases related to sale and lease back transactions at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	291	389	680	277	344	621
1-5 years	1,067	1,012	2,079	1,064	812	1,876
After 5 years	505	172	677	276	62	338
Total	1,863	1,573	3,436	1,617	1,218	2,835

Finance leases other than sale and lease back in 2009 and 2010 mainly relate to vehicles and IT equipment. In most cases the contract term of the leases is 3-5 years with renewal and purchase options.

Future lease payments under finance leases other than sale and lease back transactions at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
In HUF millions	Present value	Interest component	Minimum lease payment	Present value	Interest component	Minimum lease payment

Within 1 year	472	208	680	328	131	459
1-5 years	473	295	768	593	195	788
After 5 years	615	187	802	321	59	380
Total	1,560	690	2,250	1,242	385	1,627

The Group has no contingent rents related to its finance leases. The Group does not sub-lease any of the assets leased in a finance lease contract.

33.2 Operating lease —Group as lessee

Operating lease commitments are mainly in respect of the rental of mobile cell sites, and to a lesser extent, related to buildings, network and other telecommunications facilities.

	At December 31,
In HUF millions	2009	2010

Within 1 year	7,541	7,711
1-5 years	20,897	20,987
After 5 years	16,131	14,171
Total	44,569	42,869

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The lease commitments represent a high amount of individually immaterial lease agreements, the terms of which vary on a wide range, spanning from 3 to 20 years with renewal options in most cases, but no purchase options.

33.3 Finance lease —Group as lessor

Finance leases primarily include the private mobile Tetra network constructed for the exclusive use of the Hungarian State, and to a lesser extent equipment provided to business customers as part of our outsourcing contracts where the Group is the service provider.

Future lease receivables under finance leases at December 31, 2009 and 2010 are as follows:

	At December 31, 2009			At December 31, 2010
In HUF millions	Present value	Interest component	Minimum lease receipt	Present value	Interest component	Minimum lease receipt

Within 1 year	3,797	1,641	5,438	4,298	1,403	5,701
1-5 years	15,270	3,810	19,080	15,809	3,102	18,911
After 5 years	4,464	286	4,750	278	74	352
Total	23,531	5,737	29,268	20,385	4,579	24,964

The interest component represents the unearned finance income. The present value due within one year is included in Other current financial assets, while the present value after one year is included in Other non current financial assets. The finance income accruing to the Group over the lease term is recognized in the Profit for the year (Interest income).

The unguaranteed residual values accruing to the benefit of the Group are insignificant.

33.4 Operating lease — Group as lessor

The following table includes the future minimum lease payments receivable by the Group for the operating leases of towers and PBX (private business exchange) equipment where Magyar Telekom is the lessor.

	At December 31,
In HUF millions	2009	2010

Within 1 year	1,210	1,165
1-5 years	1,943	2,755
After 5 years	1,115	1,072
Total	4,268	4,992

33.5 Purchase commitments for tangible and intangible assets

The table below summarizes Magyar Telekom’s contractual purchase commitments for tangible and intangible assets with the majority falling due within one year.

	At December 31,
In HUF millions	2009	2010

Property, plant and equipment	4,407	5,951
Intangible assets	1,788	3,000
Total	6,195	8,951

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33.6 Purchase commitments for investments

Magyar Telekom signed an agreement to buy 100% of Daten Kontor Kft., DK Telecom Zrt. and DK Consulting Zrt. (DK Group) on July 20, 2010. The maximum purchase price of HUF 1.4 billion is dependent on the next two years’ financial performance and will also be adjusted with the value of the net debt at the closing of the transaction. The closing of the transaction is expected to take place at the end of February 2011.

34 Related party transactions

34.1 Deutsche Telekom Group

Deutsche Telekom AG (DTAG)is the ultimate controlling owner of Magyar Telekom Plc. holding 59.21% of the issued shares. Deutsche Telekom (DT) Group has a number of fixed line, mobile and IT service provider subsidiaries worldwide, with whom Magyar Telekom Group has regular transactions.

The Company is directly owned by MagyarCom GmbH, which is a holding subsidiary of DTAG. Magyar Telekom pays dividends annually to its owners including MagyarCom GmbH.

Deutsche Telekom International Finance (DTIF) is the treasury center of DT Group, which typically provides loan financing across the DT Group including Magyar Telekom.

The Company’s Hungarian operations were renamed in 2004 and 2005. The renaming continued in 2006 in Macedonia (T-Mobile) and in Montenegro (T-Home and T-Mobile) in 2007, and was completed in 2008 in Macedonia (T-Home). The expenditures incurred in connection with the launch and promotion of the new brands and the loss of value caused by discontinuing the old brands were compensated in value by Deutsche Telekom AG. The compensation received was recognized in the Profit for the year (Other operating income).

The table below summarizes the above related party transactions with DT group.

In HUF millions	2008	2009	2010

Revenues from telecom services provided to DT Group	16,035	22,059	22,395

Costs of services provided by DT Group	(20,759)	(16,819)	(16,497)

Other income from DTAG	676	—	—

Interest expense to DTIF	(26,986)	(27,530)	(18,397)

Dividend paid to MagyarCom GmbH	(45,690)	(45,690)	(45,690)

Accounts receivable from DT Group companies	5,903	5,492	6,991

Accounts payable to DT Group companies	(5,850)	(5,169)	(7,103)

Loans receivable from DTAG	—	29,587	—

Accrued interests payable to DT Group companies	(8,845)	(7,675)	—

Loans payable to DT Group companies	(330,583)	(326,846)	(304,390)

Fair value of swap agreements with DTAG - asset	—	662	1,004

Fair value of swap agreements with DTAG - liability	—	(3,050)	(1,982)

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deutsche Telekom has pledged its support for Magyar Telekom’s financing needs through to June 30, 2012.

34.2 Associates and joint ventures

Hunsat is a joint venture founded by the Company (50%) and Antenna Hungária (50%). The revenues of Hunsat included commissions received from Hungarian telecommunications companies for the use of services of international satellite agencies. The operational transactions and balances with Hunsat have been insignificant. Dividends received from Hunsat amounted to HUF 73 million in 2010 (2009: HUF 93 million, 2008: HUF 89 million). The owners of Hunsat decided on the voluntary liquidation of Hunsat in 2010, which is in progress at the end of 2010.

The Group has no other significant associates or joint ventures and the transactions with them are also insignificant.

34.3 Board and supervisory board members

The remuneration of the members of the Company’s Board of Directors amounted to HUF 13 million in 2010 (2009: HUF 13 million, 2008: HUF 13 million). The remuneration of the members of the Company’s Supervisory Board amounted to HUF 48 million in 2010 (2009: HUF 42 million, 2008: HUF 46 million).

34.4 Key management

Key management has been identified as the members of the Group’s Management Committee, which is the chief operating decision making body of Magyar Telekom.

The table below shows in total the compensation expenses (including social security and other payroll related taxes) incurred by the Group in relation to the key management.

	At December 31,
In HUF millions	2008	2009	2010

Salaries and other short-term employee benefits	1,063	1,377	1,335
Contractual termination expense	—	248	497
Share based compensation (Note 24.1)	80	131	45
	1,143	1,756	1,877

The Group does not provide loans to its key management.

In 2001, DT’s shareholders approved the introduction of the 2001 Stock Option Plan, resulting in the granting of stock options in 2001 and 2002. 50 percent of the options granted to each beneficiary may only be exercised following the end of a vesting period of two years. The remaining 50 percent of the options granted to each beneficiary may be exercised after the end of a vesting period of three years. All options are vested as of December 31, 2010. The exercise price of the 2001 option is EUR 30.00, the term of the options runs until August 12, 2011. The exercise price of the 2002 option is EUR 12.36, the term of the options runs until July 14, 2012. At the time they were granted, the options of the 2001 and 2002 tranches had no intrinsic value, but a fair value of EUR 4.87 and EUR 3.79 respectively. The Company’s Chief Financial Officer (CFO), who was a senior manager of DT at the time of the stock option, is a participant of the 2002 tranche, having 6,510 share options. Magyar Telekom does not have any potential obligation deriving from the CFO’s share options, and no expenses or liabilities have been recognized in the presented years as these options are not in the scope of IFRS 2 and IFRIC 11 according to the transitional rules.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35 Additional disclosures on financial instruments

35.1 Financial assets and liabilities

The tables below include the carrying amounts and fair values of the Group’s financial assets and liabilities as at December 31, 2010 and 2009.

The Group classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(b) inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

(c) inputs for the asset or liability that are not based on observable market data (Level 3).

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The significance of an input is assessed against the fair value measurement in its entirety.

There was no transfer between Level 1 and Level 2 financial instruments. Loans and receivables and most of the financial liabilities are measured at amortized cost, but fair value information is also provided for these. The fair values of these assets and liabilities were determined using level 3 type information. There are no assets or liabilities carried at fair value where the fair value was determined using level 3 type information.

35.1.1 Financial assets — Carrying amounts and fair values

	Carrying amount
December 31, 2010 In HUF millions	Loans and receivables	Held-to- maturity	Available-for- sale (Level 1)	Held for trading (Level 2)	Total	Fair value
Cash and cash equivalents	15,841	—	—	—	15,841	15,841
Bank deposits with original maturities over 3 months	47,798	—	—	—	47,798	47,798
Trade receivables	106,732	—	—	—	106,732	106,732
Trade receivables over one year	1,524	—	—	—	1,524	1,609
Employee loans	4,704	—	—	—	4,704	4,849
Derivative financial instruments contracted with related parties	—	—	—	1,004	1,004	1,004
Derivative financial instruments contracted with third parties	—	—	—	301	301	301
Loans to third parties	947	—	—	—	947	947
RDC receivables	715	—	—	—	715	689
Financial assets AFS	—	—	296	—	296	296
Other current	2,400	—	—	—	2,400	2,400
Other non current	519	—	—	—	519	519
Total	181,180	—	296	1,305	182,781	182,985

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Carrying amount
December 31, 2009 In HUF millions	Loans and receivables	Held-to- maturity	Available-for- sale (Level 1)	Held for trading (Level 2)	Total	Fair value
Cash and cash equivalents	34,270	—	—	—	34,270	34,270
Bank deposits with original maturities over 3 months	50,660	—	—	—	50,660	50,660
Trade receivables	100,524	—	—	—	100,524	100,524
Trade receivables over one year	1,487	—	—	—	1,487	1,486
Employee loans	4,870	—	—	—	4,870	4,228
Derivative financial instruments contracted with related parties	—	—	—	662	662	662
Derivative financial instruments contracted with third parties	—	—	—	623	623	623
Loans to Deutsche Telekom Group companies	29,587	—	—	—	29,587	29,587
Loans to third parties	580	—	—	—	580	580
RDC receivables	839	—	—	—	839	795
Financial assets AFS	—	—	276	—	276	276
Other current	1,626	—	—	—	1,626	1,626
Other non current	552	—	—	—	552	552
Total	224,995	—	276	1,285	226,556	225,869

Loans and receivables are measured at amortized cost, while available-for-sale and held-for-trading assets are measured at fair value.

Cash and cash equivalents, trade receivables, loans to Deutsche Telekom Group companies and other current financial assets mainly have short times to maturity. For this reason, their carrying amounts at the end of the reporting period approximate their fair values.

Financial assets available for sale include insignificant investment in equity instruments, all measured at fair value.

Finance lease receivables meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 33.3.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.1.2 Financial liabilities — Carrying amounts and fair values

	Carrying amount
December 31, 2010 In HUF millions	Measured at amortized cost	Held for trading (Level 2)	Total	Fair value
Financial liabilities to related parties (including accrued interest)	304,390	1,982	306,372	313,075
Bank loans (including accrued interest)	50,183	—	50,183	50,553
Trade payables	88,613	—	88,613	88,613
Dividend payable	319	—	319	319
Nonconvertible bonds and debentures	191	—	191	168
Derivative financial instruments contracted with third parties	—	869	869	869
Other current	1,024	—	1,024	1,024
Other	210	—	210	210
Total	444,930	2,851	447,781	454,831

	Carrying amount
December 31, 2009 In HUF millions	Measured at amortized cost	Held for trading (Level 2)	Total	Fair value
Financial liabilities to related parties (including accrued interest)	334,521	3,050	337,571	351,017
Bank loans (including accrued interest)	57,265	—	57,265	58,507
Trade payables	85,874	—	85,874	85,874
Dividend payable	303	—	303	303
Nonconvertible bonds and debentures	191	—	191	160
Derivative financial instruments contracted with third parties	—	179	179	179
Other current	1,279	—	1,279	1,279
Total	479,433	3,229	482,662	497,319

Derivatives are measured at fair value, while all other financial liabilities are measured at amortized cost.

Additional fair value information on the financial liabilities is provided in Notes 16 and 17.

Trade payables, dividend payable and other current financial liabilities generally have short times to maturity, therefore the carrying values approximate the fair values.

Finance lease liabilities meet the criteria of a financial instrument, but these are recognized and measured according to IAS 17 — Leases, therefore not included in the tables above, but in Note 33.1.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.2 Items of income, expense, gains and losses arising on financial instruments

The tables below include income, expense, gains and losses arising on financial instruments in 2010 and 2009.

		From subsequent measurement			From		Total net
2010 In HUF millions	From interest	At fair value	Currency translation	Impairment loss	derecog- nition	From fee expense	gain / (loss)
Available-for-sale financial assets (Level 1)	—	20	—	—	—	—	20
Financial instruments held for trading (Level 2)	—	412	—	—	(2,588)	—	(2,176)
Loans and receivables	3,597	—	749	(9,991)	—	(4,076)	(9,721)
Held-to-maturity investments	—	—	—	—	—	—	—
Financial liabilities measured at amortized cost	(21,772)	—	(3,364)	—	—	(160)	(25,296)
Net gain/(loss) of financial instruments under the scope of IAS 39	(18,175)	432	(2,615)	(9,991)	(2,588)	(4,236)	(37,173)

		From subsequent measurement			From		Total net
2009 In HUF millions	From interest	At fair value	Currency translation	Impairment loss	derecog- nition	From fee expense	gain / (loss)
Available-for-sale financial assets (Level 1)	—	(6)	—	—	—	—	(6)
Financial instruments held for trading (Level 2)	—	(2,955)	—	—	(582)	—	(3,537)
Loans and receivables	7,048	—	(82)	(9,072)	—	(4,054)	(6,160)
Held-to-maturity investments	—	—	—	—	—	—	—
Financial liabilities measured at amortized cost	(32,569)	—	358	—	—	(14)	(32,225)
Net gain/(loss) of financial instruments under the scope of IAS 39	(25,521)	(2,961)	276	(9,072)	(582)	(4,068)	(41,928)

Impairment losses on Loans and receivables includes all expenses incurred or expected to be incurred in relation to the default of our customers. Before writing off or factoring, we impair the receivables to their recoverable amounts through the use of an impairment provision account, as a result of which the actual write-off or factoring of these receivables results in no derecognition gains or losses.

35.3 Other disclosures about financial instruments

Magyar Telekom Plc. is also exposed to risks that arise from the possible drawdown of guarantees in a nominal amount of HUF 14.1 billion as at December 31, 2010 (2009: HUF 16.4 billion). These guarantees were issued by Hungarian banks on behalf of Magyar Telekom as collateral to secure the fulfillment of the Group’s certain contractual obligations. The Group has been delivering on its contractual obligations and expects to continue doing so in the future, therefore no drawdown of the guarantees has happened so far, and is not expected to happen in the future.

There were no financial assets or liabilities, which were reclassified into another financial instrument category.

No financial assets were transferred in such a way that part or all of the financial assets did not qualify for de-recognition.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Group does not have compound financial instruments with multiple embedded derivatives.

36 Contingent assets and liabilities

36.1 Contingent assets

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence of uncertain future events not within the control of the Group. These assets are not recognized in the statement of financial position. The Group has no such contingencies where the inflow of economic benefits would be probable and material.

36.2 Contingent liabilities

The most significant contingent liabilities of the Group are described below. No provisions have been recognized for these cases as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability. For certain cases described or referred to in this Note information required under IAS 37 is not disclosed, if we have concluded that the disclosure can be expected to seriously prejudice the outcome of the proceedings.

36.2.1 Macedonia

36.2.1.1 Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 billion. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

36.2.1.2 MKT’s dispute on fixed-to-mobile termination fees

In 2005, MKT changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as “ungrounded”. This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 billion, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

36.2.2 Montenegro

36.2.2.1 Employee salary disputes in Montenegro

In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement (CBA). Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 billion.

MAGYAR TELEKOM

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.2.3 Hungary

36.2.3.1 Investigation

Please see Note 1.2

36.2.3.2 Guarantees

Magyar Telekom Plc. is exposed to risks that arise from the possible drawdown of guarantees for which see more details in Note 35.3.

Business Report of Magyar Telekom

for 2010

Introduction

This Business Report covers the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2010, the share capital of Magyar Telekom Plc. (the “Company”) was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	424,914,922	40.75
Treasury shares	390,862	0.04
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders’ Register. If any request regarding the registration at the registrar is justified by the appropriate documents, and the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision. Those shareholders who wish so, shall not be registered in the Shareholders’ Register in addition to those who obtained the shares in violation of laws or Articles regarding the transfer of shares. The registrar, except in case set forth in Articles of Association section 2.4. (b) and (c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

1

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2010, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

		Member
Name	Principal Occupation	since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. Ferri Abolhassan	Member of the Executive Board, T-Systems, Deutsche Telekom AG	2010
Dr. István Földesi	International business consultant	2003
Dietmar Frings	Vice President Human Resources Compensation and Benefits and Labor Law, Deutsche Telekom AG	2010

Dr. Mihály Gálik	Professor of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Dr. Klaus Nitschke	Senior Vice President, EU Strategy & Area Management, Magyar Telekom Group, TM-Netherlands, JV-UK, Deutsche Telekom AG	2010
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Deutsche Telekom AG, Finance Europe, Financial Director Europe	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2010, the members of the Management Committee were as follows:

		Member
Name	Current position	since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Attila Keszég	Chief Sales and Services Officer	2010
István Király	Chief Marketing Officer	2010
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology Officer	2007
Balázs Máthé	Chief Legal and Corporate Affairs Officer	2010
Róbert Pataki	Chief Strategic and Corporate Development Officer	2009
Tibor Rékasi	Chief Operating Officer, Business Services Business Unit	2010
Éva Somorjai	Chief Human Resources Officer	2007

2

Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Worker’s Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2010, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

		Member
Name	Principal Occupation	since

Dr. János Bitó	Chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty	2010
Attila Bujdosó	President of the Telecommunications Trade Union	2010
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Tamás Lichnovszky	Senior expert, Magyar Telekom Plc.	2010
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Dr. Károly Salamon	Chairman - Chief Executive Officer of MKB General Insurance Zrt. and MKB Life Insurance Zrt.	2010
Zsoltné Varga	Quality Manager, Magyar Telekom Plc.	2008
György Varju	Chairman of the Central Workers’ Council	2005

The members’ mandate lasts until May 31, 2013.

Compensation of Directors, Officers and Employees

For the year ended December 31, 2010, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 48.3 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 998 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the

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Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market as well as the Companies Act. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom Plc. approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website:

http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected by the General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in Sections 6.2 (b) and (s) as well as 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•    Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

•    We shall bring about a performance based company culture, for which we shall improve our performance management system.

•    In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

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•    We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•    We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•    We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Research and development

In 2009, Magyar Telekom strengthened the strategic alignment of its innovation processes by combining the Corporate Business Development and Group Strategy Departments into one organization under the leadership of the Chief Strategy and Corporate Development Officer. One of the key responsibilities of this business unit was to coordinate all R&D-related activities within the whole company. The research and development process is governed by a cross-functional R&D Committee (“the Committee”), which has the mandate and the exclusive right to coordinate every innovation research project originated from the business units. Each business unit is represented on the Committee by relevant decision-makers. Furthermore, the Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and without overlapping of scopes.

The Committee convenes regularly in order to discuss and decide on the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2010, the Committee reviewed 93 proposals, out of which 69 have been approved, accounting for a total investment of HUF 737 million (including HUF 679 million operating expenses and HUF 58 million employee-related expenses).

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Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 22 percent are owned by the Company, 40 percent jointly owned and 38 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have 3,435 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2010 was approximately 621,000 m2. The majority of sites used in our operations are smaller than 100 m2. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m2.

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

Environment protection

The Management Committee of Magyar Telekom adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom is primarily exposed to credit risks related to its financial assets. In addition, the Group is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom only hedges the risks that affect the Group’s cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

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Magyar Telekom is exposed to interest and foreign exchange rate (“FX”) risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Group is exposed to FX risk in case of FX denominated financial instruments of the Hungarian entities to a higher degree than before. In order to mitigate this risk, Magyar Telekom minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

The FX exposure of Magyar Telekom is mostly related to

(i)            FX risks arising on loans from DTIF and related swaps with DT AG;

(ii)           FX risks arising on third party loans and related swaps;

(iii)          holding foreign currency cash balances in its subsidiaries in the Southern and Eastern Europe region;

(iv)          operating activities through revenues from, and payments to, international telecommunications carriers as well as capital expenditure contracted with vendors in foreign currency.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities. The Group’s foreign currency denominated assets (primarily held by the Group’s foreign subsidiaries), however, exceed the Group’s foreign currency denominated liabilities (other than the above described loans), therefore changes of the functional currencies’ exchange rates would have significant impact on the profit of the Group.

In order to reduce the above exposure, Magyar Telekom occasionally enters into derivative contracts.

(b)  Interest rate risk

Magyar Telekom is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

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(c)  Other price risk

As of December 31, 2010, Magyar Telekom did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Group’s risk management policy Magyar Telekom Group companies deposit the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom prefers to deposit in banks which grants loans for Magyar Telekom to make possible the compensation of debts and loans in case of the default of the bank.

Cash and cash equivalents and Bank deposits with maturities over 3 months held in Hungary are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom places its cash in Hungary with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom, therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Group’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Group’s budgeted financing needs until the end of June 2012.

4. Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Group. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

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Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management make business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of Deutsche Telekom in 2002.

All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the Group. All of our subsidiaries, business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments and subsidiaries to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•    Our operations (both in Hungary and abroad) are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•    We are subject to more intense competition due to the liberalization of the telecommunications sector;

•    We may be unable to adapt to technological changes in the telecommunications market;

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•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

•             We are subject to unpredictable changes in Hungarian tax regulations: in October 2010, the Hungarian Parliament imposed special “crisis” taxes on the telecommunications, energy and retail sector. The taxes were introduced with a retrospective effect for the fiscal year 2010. The related tax law includes crises taxes in effect until the end of 2012. According to the government, these taxes will be transformed from 2013. The total crisis tax paid by the Company in 2010 amounted to HUF 28 bn and its EBITDA impact was HUF 27 bn. The uncertain and unforeseeable tax legislation in Hungary had, and in the future may continue to have a considerable impact on our operations.

Analysis of our results

Revenues

Fixed line voice-retail revenues decreased by 16.8% in 2010 compared to 2009, mainly driven by lower subscription fee revenues and lower domestic outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary and in Macedonia. In addition, the strengthening of HUF against MKD negatively affected the Macedonian subscription fee revenues expressed in HUF.

Domestic outgoing fixed line traffic revenues decreased in 2010 compared to 2009, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines and lower traffic resulting from economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Domestic outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage reflecting the effect of mobile substitution. These decreases were slightly intensified by the unfavorable currency translation impact.

International outgoing fixed line traffic revenues also declined primarily due to lower volume of outgoing international traffic and loss of lines both at Magyar Telekom Plc. and at our foreign subsidiaries.

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Value added and other service revenues showed a decrease in 2010 as compared to 2009, mainly due to lower usage of value added services (directory assistance, audiofix, etc.) at Makedonski Telekom.

Fixed line voice-wholesale revenues remained stable in 2010 compared to 2009 due to a slight decrease in international incoming traffic revenues, offset by higher domestic incoming traffic revenues.

Domestic incoming fixed line traffic revenues increased for the year ended December 31, 2010 compared to 2009. Higher revenue from other domestic fixed line operators at Makedonski Telekom relates to higher volume of terminated international traffic in its network. At Magyar Telekom Plc., the increase in revenues from domestic fixed line operators was mainly due to increased transit traffic volume. These increases were largely offset by declining incoming traffic revenues from mobile operators primarily due to the significantly lower mobile-to-international traffic at Magyar Telekom Plc.

Lower international incoming traffic revenue at Magyar Telekom Plc. was primarily driven by lower volume of incoming minutes but lower average HUF/EUR rate and a lower average EUR settlement rate also contributed to the decrease. The decrease in international incoming traffic revenues at Crnogorski Telekom was predominantly due to lower volume of international incoming and transit traffic. A further decrease was the result of the ceasing revenues of Orbitel due to its sale in January 2010. These decreases were largely offset by higher international incoming traffic revenues at Makedonski Telekom related to higher volume of incoming minutes and higher average Special Drawing Rights (“SDR”) settlement rate.

Internet revenues of the fixed line operations decreased to HUF 53.8 bn in 2010 compared to HUF 55.1 bn in 2009. In Hungary, the number of DSL connections slightly decreased to 623,723 by December 31, 2010 as the significantly lower number of wholesale connections was largely offset by the increase in the number of retail DSL subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 63% retail DSL market share and an approximately 20% cable broadband market share at December 31, 2010. Decreased Internet revenues in Hungary were largely compensated by a strong increase in the number of DSL connections at our foreign subsidiaries.

Data revenues amounted to HUF 27.7 bn in 2010 compared to HUF 30.8 bn in 2009. Lower narrowband data revenue at Headquarters was caused by lower Flex-Com leased lines revenues driven mainly by volume decrease and migration to cheaper products. Lower broadband data revenue was also the result of the ceasing revenues of Orbitel due to its sale in 2010. At MT Plc. Business Services Business Unit (“BBU”) lower data broadband revenue was driven by decreased revenues relating to ADSL portfolios and leased lines. Lower broadband revenues at Combridge were driven by loss of retail key accounts and decreased prices applied due to strong competition. These decreases were slightly compensated by the increase in Makedonski Telekom’s broadband data revenues.

TV revenues amounted to HUF 28.5 bn in 2010 as compared to HUF 23.8 bn in 2009. The increase is mainly attributed to higher satellite TV revenues in Hungary in 2010. The number of satellite TV customers dynamically increased and reached 254,188 at December 31, 2010 as compared to 156,142 a year earlier. The growth in IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries also contributed to the increase in TV revenues. These increases were partly offset by lower Cable TV revenues driven by decreased ARPU and lower subscriber base in Hungary.

Revenues from fixed line equipment decreased by 13.8% for the year ended December 31, 2010 compared to 2009. Lower telecommunications equipment rental revenue at Consumer Services Business Unit (“CBU”) reflects the strong decrease in the number of rented telephone sets, which was slightly offset by higher equipment sales revenues at Novatel EOOD.

Other fixed line revenues dropped by 26.2% in 2010 compared to 2009. Other revenues include construction, maintenance, rental and miscellaneous revenues. The decrease resulted mainly at Technology Business Unit (“Technology”) due to ceasing revenues from Deutsche Telekom (“DT”) for customer care service from January 2010 and lower volume of construction work for the government. Lower revenues from telephone book publishing at Magyar Telekom Plc. also negatively influenced other fixed line revenues. Higher other fixed line revenues at CBU from the sale of set-top-boxes to Slovak Telekom and increased revenues from the family insurance services slightly mitigated these decreases.

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Revenues from mobile telecommunications services amounted to HUF 315.2 bn for the year ended December 31, 2010 compared to HUF 326.0 bn in 2009 (3.3% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom Plc. (T-Mobile Hungary, “TMH”) and at our foreign subsidiaries. These decreases were partly offset by higher non-voice revenues and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 227.0 bn in 2010. At TMH, lower retail tariffs forced by strong competition and lower average customer base resulted in lower voice-retail revenues. The significant decrease in voice-wholesale revenues reflects decreased termination fees (16% decrease from both January 2010 and December 2010), slightly offset by higher incoming average usage per customer per month (“MOU”).

TMH’s blended MOU increased from 155 minutes in 2009 to 168 minutes in 2010. TMH’s monthly ARPU remained stable (HUF 3,764 in 2009 and HUF 3,732 in 2010), as the effect of lower tariffs were largely offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 120.2% in Hungary and TMH accounts for 43.4% market share in the highly competitive mobile market at December 31, 2010 based on the total number of SIM cards. TMH’s customer base increased by 1.7% year over year. The proportion of postpaid customers increased to 48.2% at December 31, 2010 from 45.0% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet and data access revenues. These increases were partly offset by lower messaging and content revenues. Non-voice revenues represented 20.8% of total ARPU in 2010. By the end of December 2010, TMH had 624,450 mobile broadband customers and accounted for a 47.8% market share in the mobile broadband market. At T-Mobile Macedonia (“T-Mobile MK”), the decrease in non-voice revenues resulted from SMS promotions. This decrease was somewhat mitigated by the expanding mobile Internet usage.

Mobile equipment and activation revenues showed an increase in 2010 compared to 2009 mainly due to higher gross additions and a higher number of upgrades at TMH. The volume increase led to higher equipment revenues, despite the decrease in average upgrade handset prices. This increase was partially compensated by lower equipment revenues at T-Mobile MK driven by lower average price of handsets and decreased number of handsets sold both in customer acquisition and retention.

System Integration (“SI”) and IT revenues increased by 2.0% from HUF 43.9 bn in 2009 to HUF 44.8 bn in 2010. Increase in infrastructure revenues at KFKI was driven by significantly higher revenues from outside partners than from intercompany projects in 2010. The inclusion of ISH, our new subsidiary providing software for the health care sector also contributed to the increase. These increases were somewhat offset by a large one-off sale of assets in a finance lease transaction in 2009.

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Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 65.2 bn in 2010 compared to HUF 71.6 bn in 2009 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from January 2010 and December 2010 and also by lower traffic. The payments to international operators also decreased at Magyar Telekom Plc. due to decreased traffic, lower average settlement fees and lower average HUF/EUR exchange rate. Further decrease in voice-related payments is in connection with the sale of Orbitel in January 2010. These decreases were somewhat offset by higher payments to domestic mobile operators driven by higher volume of international minutes with higher prices at Makedonski Telekom and increase also at T-Mobile MK mainly due to the enlarged subscriber base of VIP (the third largest mobile service operator in the Macedonian market).

Material cost of equipment sold decreased to HUF 41.0 bn in 2010 from HUF 44.0 bn in 2009. The decrease at T-Mobile MK was due to lower gross additions to customers and decreased average cost of handset, partly offset by higher equipment sales ratio. Significantly lower cost of equipment at Pro-M was due to the much lower number of construction projects in 2010. Lower cost of equipment sold at BBU is in line with lower sales volume of mobile handsets. At Makedonski Telekom, decreased sales volume of PCs in PC+ADSL offers and less telecommunications equipment sold within integrated solutions also contributed to the decrease in cost of equipment.

Payments to agents and other subcontractors increased by 13.7% in 2010 compared to 2009. The increase was mainly caused by higher content and TV-related payments due to broadcast and royalty fees paid by CBU in connection with satellite TV and IPTV services. Increased SI/IT-related payments in line with higher infrastructure revenues at KFKI and the inclusion of ISH in 2010 also contributed to the increase. Further increase was due to higher other revenue-related payments at Headquarters related to energy costs appearing in line with the launch of retail energy trade in 2010. These increases were partly compensated by lower SI/IT-related payments at IQSYS.

Employee-related expenses in 2010 amounted to HUF 93.9 bn compared to HUF 101.9 bn in 2009 (a decrease of 7.9%). The decrease in employee-related expenses was mainly attributable to lower Group headcount number which declined from 10,828 on December 31, 2009 to 10,258 on December 31, 2010. Decrease in severance-related expenses and the reduction in benefits given to employees primarily at Magyar Telekom Plc. also contributed to the decline. These decreases were slightly compensated by increased severance payments at Crnogorski Telekom in 2010 and the inclusion of ISH’s expenses.

Depreciation and amortization decreased by 1.0% to HUF 100.9 bn in 2010 from HUF 101.9 bn in 2009, mainly due to the HUF 1.0 bn goodwill impairment booked in June 2009 before the planned sale of Orbitel.

Other operating expenses include HUF 30.6 bn materials and maintenance expenses, HUF 32.7 bn service fees, HUF 27.0 bn telecom tax, HUF 13.4 bn marketing expenses, HUF 13.0 bn rental fees, HUF 12.3 bn fees and levies, HUF 7.8 bn consultancy and HUF 12.0 bn other expenses in 2010. Increased other operating expenses at Magyar Telekom Plc. related mainly to the telecom tax (“crisis tax”) imposed by the Hungarian Parliament in 2010. This increase was slightly offset by the decline in material and maintenance expenses at Headquarters and Technology that was driven mainly by lower energy prices and by lower fees paid for the maintenance of telecommunications equipment after the renewal of service contracts. Consultancy fees decreased as well in relation to the ongoing investigations at Headquarters. Decrease in marketing expenses mainly at Magyar Telekom Plc. and at our foreign subsidiaries resulted from cost cutting measures. Decreased fees and levies at Makedonski Telekom were driven by provisions made in 2009 for various legal cases and release of a portion of the legal provisions in 2010. Other service fees also decreased as a result of lower number of contracted employees both at BBU and Headquarters.

Other operating income increased from HUF 2.9 bn in 2009 to HUF 3.4 bn in 2010 mainly due to the increase at Technology owing to higher income from ad-hoc works performed on our networks for the orders of external parties in 2010. The considerable gain realized on the IKO-Telekom Media Holding — M-RTL transaction in 2009 partly offset this increase.

Operating Profit

Operating margin for the year ended December 31, 2010 was 18.4%, while operating margin for 2009 was 22.8%. The decrease is mainly due to the 5.3% revenue decline and the crisis tax.

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Net financial results

Net financial expenses amounted to HUF 28.1 bn in 2010 compared to HUF 32.8 bn in 2009. Net financial expenses decreased mainly at Magyar Telekom Plc. due to lower interest paid in line with significantly lower average interest rates and lower average amount of loans. This decrease was partly offset by higher net foreign exchange loss accounted for in 2010 as compared to 2009 deriving from the different fluctuation of HUF against EUR. Lower interest received on bank deposits especially at Magyar Telekom Plc. and at our Macedonian and Montenegrin subsidiaries also offset the decrease in total net financial expenses to some extent.

Income tax

Income tax expense decreased from HUF 21.0 bn in 2009 to HUF 6.6 bn in 2010. The decrease was mainly due to lower profit before tax and the reduction of the Hungarian corporate tax rate to 10% effective from 2013, which resulted in the reversal of significant amounts of deferred tax liabilities. This was partly offset by the recognition of additional deferred tax liabilities related to the undistributed profits of our Macedonian subsidiaries that became subject to additional withholding tax as a result of the change in the Macedonian tax law in July 2010.

Strategy

In order to continue our transformation to become a cost efficient integrated service company in an extended market of telecommunications and connected industries, we have set our strategic priorities as follows:

1.              Slow down voice churn

•                  To retain customers of the highest margin segments

•                  To secure the biggest profit pool for the future investments

2.              Reach competitive cost structure

•                  To reach competitive cost base

•                  Improve ROCE, OPEX to sales and Capex to EBITDA ratio

3.              Secure market leader position in broadband

•                  To secure broadband access leadership as basis for all future services

•                  To stabilize revenue market share and increase share of high margin revenues

4.              Achieve market leader position on the TV market

•                  To increase TV customer volumes as means to retain high-margin voice and broadband customers

•                  To increase number of services per customer

5.              Stabilize revenues

•                  To transform our topline magnitude into a sustainable mix

•                  To reverse declining trend, thus easing pressure on cost side

•                  To further monetize infrastructure with high-margin revenues

14

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. As the world economy shows signs of recovery, we also see some indications of improvement regarding the over-all economic trends in Hungary, however the recovery is slow and not convincing. After the one percent GDP increase in 2010, the analyst consent and government forecasts shows above three percent growth for 2011. The unemployment rate remains very high, above ten percent, and the volatility of the Hungarian currency is expected to continue. The financing of the Hungarian budget deficit is not in jeopardy because of emergency taxes on several industries (e.g., banking, telecommunications, retail), despite the negotiations to renew loan resources from international financial institutions, International Monetary Fund (“IMF”) and European Central Bank (“ECB”) suspended in the summer of 2010.

In order to finance the Hungarian budget deficit, the government implemented several measures with the intention to decrease the ratio of the deficit to the GDP in 2011. The most negative measure to our business is the 6.5 percent crisis tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered. Despite the mostly restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows from the operations but the crisis tax will impact our dividend policy.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCable providers. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

We aim to move further toward content and media business to support traditional access services, build new revenue streams and exploit new revenue sources. As the market focus is shifting to multiplay approach, we are combining our product portfolio in order to provide all services for every customer demand on every platforms. In the second half of 2010, we presented the first 4Play offer in the Hungarian market with a great success.

15

In the saturated fixed line market TV remains the key driver. Building on our large variety of platforms (cable, IP, DVB-S), we are targeting to reach those customers who have less than three types from our services. In 2010, we significantly increased Revenue Producing Customers (“RPC”) above the market, as a result, we gained additional market share. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition. The intention of introducing programming fee by the two leading Hungarian channels (RTL Klub and TV2) imposes a further risk to our TV margin. Currently these channels are broadcasted free of charge. To strengthen our position in the TV market we are building on our two channels (weather, lifestyle), and we are committed to add more channels, however, market conditions currently are not favorable.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

Fixed line interconnection tariffs are expected to be reduced by ten percent in February 2011, and by an additional ten percent in December 2012 (with the extension to VoIP and VoCable). Fixed-to-mobile and mobile-to-mobile termination tariffs as well as mobile termination fees are expected to be further reduced.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company’s profitability both on fixed line segment and Magyar Telekom Group level.

In Macedonia, competition is increasing and reinforcing both in the fixed line and mobile market. Main competitors in the fixed line market are ONE and two major cable TV operators (Telekabel and CableTel), targeting the retail voice market with 3Play offers (ONE is capable to offer 4Play), aggressive pricing and marketing communication. Fast growing fixed broadband, the roll-out of new platforms (FTTx) and combined fixed-mobile products can only partially off-set the decline in fixed voice revenues.

We also expect more intensive regulatory measures in Macedonia in the future. Beside currently existing obligations (RIO, RUO, Naked DSL, Number Portability, Cost-based pricing, Accounting separation, Access to specific network elements, Wholesale Line Rental, Wholesale Digital Leased Line, Minimal set of leased lines, Bitstream Access), new regulations are expected to come into effect (asymmetric mobile termination, control of retail prices). Further decline in wholesale fees (e.g., IC, leased lines, WLR) are also expected.

In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase. Fast growth of mobile broadband is expected on the new 3G technology. T-Home services included in T-Mobile bundled offers were launched during 2010. Data market (e.g., IP-VPN, DLL, Metro Ethernet) is expected to decrease due to unfavorable market conditions.

In Crnogorski Telekom, we are also expecting difficulties due to competition and regulation in the near future. The fixed wholesale revenue faces the hardest challenge by regulatory actions (bringing down international termination rates to national level), while mobile revenue is also expected to decline due to gradual termination fee cuts. Growth in fixed and mobile broadband cannot entirely compensate the losses in the voice market. Competitors are also putting pressure on prices with 2Play and 3Play offers.

In the Montenegrin market, new regulatory actions are expected related to Prepaid registration and SIM change, Cost-based pricing, Wholesale obligation and Number Portability.

16

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued in the coming years. The target for 2011 is to overhaul the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

We have reached an agreement with trade unions on wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2011. The key elements of the agreement are the following: reduction of headcount by 300 employees above executive termination and retirement and 4 percent wage increase from July 2011 (2 percent for higher paid employees). These measures will reduce our Total Workforce Management (“TWM”) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new markets (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just he replacement of the outdated billing systems but to bring a new approach to the entire customer management process by integrating fixed and mobile portfolios.

In 2010, we aimed at and succeeded in achieving the total level of investments in tangible and intangible assets to be lower than in 2009, despite the volatility of the volatility of the Hungarian currency during the year.

According to our strategic directions, we are committed to further strengthening and leveraging our presence in the South-East European region. Therefore, we are continuously seeking further value-creating acquisition and investment targets.

Subsequent events between the end of the year and the release of the report

None.

Budapest, February 28, 2011.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

17

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Supervisory Board

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Supervisory Board

Report of the Supervisory Board of Magyar Telekom Plc.

for the General Meeting of the Company

In Y2010, the Supervisory Board of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Supervisory Board, based on its accepted Working Schedule. In Y2010, the Supervisory Board held meetings on 6 occasions.

The Supervisory Board kept in regular contact with the Chairman-Chief Executive Officer, the Chief Financial Officer, the Chief Legal Counsel / Chief Legal and Corporate Affairs Officer and the Head of Internal Audit of the Company.

The Supervisory Board regularly discussed the decisions made by the Board of Directors and the Management Committee, the executive financial reports and the reports on the group acquisition activities.

The Supervisory Board approved the Y2010 Workplan of the independent internal audit organization, requested and received regular information on the findings of each of the audits, the measures and the status of the implementation of these measures. The questions further occurring in relation to the particular audits were regularly answered by the Head of Internal Audit at the Supervisory Board meetings.

In Y2010 Internal Audit has completed audits on the integrity of financial reports (e.g. accruals, capitalization, tax, inventory), to improve operational processes (e.g. T-Home products, integrated operating processes, customer service, procurement, real estate management) and to strengthen compliance (e.g. control functions, audits made mandatory by the law e.g. preventing money laundry, e-signo service). Internal Audit has also made over-the-plan (ad hoc) audits upon the request of the management to reduce the business risks raised during the year.

As a result of the audits Internal Audit has recommended corrective measures and monitored the implementation of them at the areas concerned. The implemented measures have strengthened the control environment and also several efficiency improving opportunities have been identified.

Internal Audit has also completed SOX audits to assure the effective operation and compliance of control environment. Similarly to the previous years they have supported the work of Group Compliance Committee in the whistleblower cases with special ad-hoc investigations.

The Supervisory Board regularly reviewed the reports of the Audit Committee on its activities. The Audit Committee supported the work of the Supervisory Board with respect to the proper supervision of the financial reporting system.

With respect to the request submitted to the Supervisory Board during Y2010 with regard to the operation of the Company, the Supervisory Board conducted the necessary investigation and the competent area delivered the appropriate information to the person making the request.

The Supervisory Board examined every important report on the business policy and every submission that is made on matters falling into the exclusive competence of and is on the agenda of the General Meeting.

According to the point of view of the Supervisory Board, Magyar Telekom Group, due to its firm strategy and effective costs management, maintained its favorable market position in the still intense competitive environment, despite of the hard economic environment.

The Supervisory Board has not discovered anything to disapprove in the Company’s activities in Y2010,   with regard to the Company’s compliance with statutory operation.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010.

The Supervisory Board provides prior approval to the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

The Supervisory Board discussed the Corporate Governance Report of the Company and, with its prior approval, proposes it to the General Meeting for approval.

Budapest, March 16, 2011

In representation of the Supervisory Board of Magyar Telekom Plc.:

Dr. László Pap

Chairman of the Supervisory Board

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Audit Committee

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Report of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

on its 2010 activities in relation to the approval of

the 2010 consolidated annual financial statements of the Company prescribed by the Accounting
Act according to the requirements of the International Financial Reporting Standards (IFRS),

of the 2010 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR),

and the use of the profit after tax earned in 2010

In Y2010, the Audit Committee of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Audit Committee, based on its accepted Working Schedule, and in case of the occurrence of an extraordinary case, with a focus on its discussion without delay and on the interest of making the appropriate decision. In Y2010, the Audit Committee held meetings on 7 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 22 occasions.

The Audit Committee kept in continuous contact with the Chief Financial Officer, the Chief Legal Counsel / Chief Legal and Corporate Affairs Officer of the Company, the Head of Internal Audit, the Group Compliance Director, and the independent external auditor.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside counsel, regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). On December 2, 2009 the Audit Committee delivered the report titled “Report of Investigation to the Audit Committee of Magyar Telekom Plc.”, dated November 30, 2009 (the “Final Report”) to the Board of Directors of the Company.

The Company has taken such remedial measures to address issues previously identified by the Independent Investigation, which included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report, therefore, the Audit Committee has not made recommendations either relating to the Corporate Compliance Program or internal controls.

The Company has considered, in consultation with the Audit Committee, what additional personnel remedial actions the Final Report warranted to address the findings of the Final Report.

The Audit Committee, in accordance with its purpose, oversaw the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, the qualifications and independence of the Company’s independent external auditor and the performance of the Company’s internal audit function and independent external auditor.

In the course of overseeing the work and performance of the independent external auditor, the Audit Committee reviewed and evaluated the Management Letter, and regularly monitored the services provided by the independent external auditor and their fees. The independent external auditor, with the general or specific pre-approval of the Audit Committee, provided audit and audit-related, and on one occasion other type of — IFRS training - service for the Company in 2010.

In the course of overseeing the performance of the Internal Audit, the Audit Committee regularly reviewed and evaluated the reports on the activities of the Internal Audit, reviewed and approved the Audit Workplan of the Internal Audit.

The Audit Committee quarterly reviewed and evaluated the Group Compliance Director’s reports on

•                  the progress of the implementation of the compliance program;

•                  the reported comments and complaints, the status of the investigations initiated with respect to them, and the proposed remedial actions.

In the course of overseeing the Company’s internal controls over financial reporting, the Audit Committee has continuously monitored the Company’s SOX 404 compliance.

The Audit Committee reviewed and evaluated the reports to be submitted to the stock exchanges and the financial authorities, including the Form 20-F annual report of the Company, the quarterly reports and the relevant press releases, and the quarterly reports of the Company’s Disclosure Committee.

The Audit Committee reviewed and evaluated the changes in the risk management system of the Magyar Telekom Group, and quarterly, the risk management reports.

There was no shareholder notification to the Audit Committee in Y2010.

The Audit Committee reviewed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year of HUF 77,371 million.

The Audit Committee reviewed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.

The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010. The Audit Committee agrees with the proposal and proposes to the Supervisory Board for prior approval and to the General Meeting for approval.

Budapest, March 7, 2011

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:

Decision on the approval of the 2010 annual stand alone financial statements of the Company prepared in accordance with the requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor

Budapest, April 12, 2011

According to Section 302 e) of the Companies Act and Section 6.2. (i) of the Articles of Association, approving the report prepared according to the Accounting Act belongs to the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting approves the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including

Balance Sheet Total Assets of HUF 921,747 million and

After-tax Net Income of HUF 64,929 million.

MAGYAR TELEKOM NYRT.

ANNUAL REPORT

31 DECEMBER 2010

PricewaterhouseCoopers Kft.
H-1077 Budapest
Wesselényi u. 16.

H-1438 Budapest, P. O. Box 517
HUNGARY

Telephone:	(36-1) 461-9100
Facsimile:	(36-1) 461-9101
Internet:	www.pwc.com/hu

INDEPENDENT AUDITOR’S REPORT

(Free translation)

To the Shareholders of Magyar Telekom Nyrt.

Report on the financial statements

We have audited the accompanying financial statements of Magyar Telekom Nyrt. (“the Company”) which comprise the balance sheet as of 31 December 2010 (in which the balance sheet total is HUF 921.747 million, the profit per balance sheet is HUF 64.929 million), the related profit and loss account for the year then ended, and the notes to the financial statements including a summary of the significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the provision of the Accounting Act and accounting principles generally accepted in Hungary and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Hungarian Standards on Auditing and with applicable laws and regulations in force in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

During our work we have audited the components and disclosures along with the accounting records and supporting documentation underlying the financial statements of Magyar Telekom Nyrt. in accordance with the Hungarian Standards on Auditing and, on the basis of our audit work, we have gained sufficient and appropriate evidence that the financial statements have been prepared in accordance with the provision of the accounting law and with accounting principles generally accepted in Hungary. In our opinion, the accompanying financial statements give a true and fair view of the financial position Magyar Telekom Nyrt. as of 31 December 2010, and of the results of its operations for the year then ended.

Emphasis of matter

Without qualifying our opinion we draw your attention to the fact that the attached financial statements have been prepared for the consideration of the shareholders at the forthcoming General Meeting and, as such, do not reflect the effects, if any, of resolutions that might be adopted at that meeting.

Other reporting requirements regarding the business report

We have examined the accompanying business report of Magyar Telekom Nyrt. (“the Company”) for the financial year of 2010.

Management is responsible for the preparation and fair presentation of the business report in accordance with the provision of the Accounting Act and accounting principles generally accepted in Hungary. Our responsibility is to assess whether or not the accounting information disclosed in the business report is consistent with that contained in the financial statements. Our work in respect of the business report was limited to checking it within the aforementioned scope and did not include a review of any information other than that drawn from the audited accounting records of the Company. In our opinion the 2010. business report is consistent with the disclosures in the financial statements as of 31 December 2010.

Budapest, March 7, 2011

Manfred Krawietz	Hegedűsné Szűcs Márta
Partner	Statutory auditor
PricewaterhouseCoopers Kft.	Licence number: 006838
1077 Budapest, Wesselényi u. 16.
License Number: 001464

Translation note:

Our report has been prepared in Hungarian and in English. In all matters of interpretation of information, views or opinions, the Hungarian version of our report takes precedence over the English version. The accompanying financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in jurisdictions other than Hungary.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS

PUBLIC LIMITED COMPANY

BALANCE SHEET AND PROFIT AND LOSS STATEMENT

TO THE 2010 ANNUAL REPORT

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2010

(All amounts in millions of HUF)

ASSETS

	Note	December 31, 2009	Self-revision	December 31, 2010

A. FIXED ASSETS AND FINANCIAL INVESTMENTS		835,103	-531	817,906

I. Intangible assets	5	201,746	-35	191,655
Capitalised costs of foundation and restructuring		0	0	0
Capitalised costs of research and development		0	0	0
Rights		57,982	-37	55,838
Intellectual property		4,044	2	4,566
Goodwill		139,720	0	131,251
Advance payments on intangible assets		0	0	0

II. Tangible assets	6	440,377	-496	434,931
Land and buildings and related rights		242,792	1,818	241,419
- Land		2,338	52	2,756
- Buildings		65,175	223	64,453
- Telecommunication network		164,343	1,521	163,828
- Other properties		9,897	0	9,437
- Real estate related rights		1,039	22	945
Technical equipment, machinery and vehicles		160,917	3,230	149,469
- Telecommunication equipment and machinery		159,141	3,206	147,502
- Other technical equipment, machinery and vehicles		1,776	24	1,967
Other equipment and vehicles		13,243	1,066	9,981
Construction-in-progress		23,418	-6,610	33,991
Advance payments on construction-in-progress		7	0	71

III. Financial investments		192,980	0	191,320
Non current investments in related parties	7	174,974	0	179,244
Non current loans granted to related parties	8	13,147	0	8,250
Other investments		0	0	0
Other non current loans granted	9	4,859	0	3,826
Non current bonds and other securities		0	0	0

B. CURRENT ASSETS		100,098	-171	73,584

I. Inventories	10	6,912	-109	7,019
Raw materials		1,072	-1	826
Work in progress and semi-finished products		212	-104	149
Finished products		0	0	0
Goods resale		5,628	-4	6,044
Advance payments on inventories		0	0	0

II. Receivables		81,827	-62	60,585
Accounts receivable	11	39,664	6	36,632
Receivables from subsidiaries	12	6,893	21	14,735
Bills receivable		0	0	0
Receivables from other related companies	13	29,500	0	0
Other receivables	14	5,770	-89	9,218

III. Securities	15	1,179	0	307
Investments in related parties		0	0	0
Other investments		0	0	0
Treasury stock, quotas		1,179	0	307
Marketable securities		0	0	0

IV. Liquid assets		10,180	0	5,673
Cash and cheques		106	0	96
Bank deposits		10,074	0	5,577

C. PREPAYMENTS	16	33,211	-76	30,257

Accrued income		31,098	-76	28,725
Prepayments for costs and expenses		2,113	0	1,532
Deferred expenses		0	0	0

TOTAL ASSETS		968,412	-778	921,747

Budapest, February 28, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The balance sheet, the income statement and the notes are integral parts of the financial statements.

Magyar Telekom Plc.

BALANCE SHEET AS OF DECEMBER 31, 2010

(All amounts in millions of HUF)

LIABILITIES AND SHAREHOLDER’S EQUITY

	Note	December 31, 2009	Self-revision	December 31, 2010

D. SHAREHOLDER’S EQUITY	17	355,002	-605	419,326

I. Common stock		104,274	0	104,274
- of this treasury stock at par value		150	0	100
II. Unpaid share capital (-)		0	0	0
III. Capital reserves		58,952	0	58,952
IV. Retained earnings		189,097	0	188,864
V. Restricted reserves		2,679	0	2,307
VI. Valuation reserves		0	0	0
VII. Net income		0	-605	64,929

E. PROVISIONS	18	19,495	-3	18,700

Provision for expected obligations		18,972	-3	18,700
Provision for expected expenses		447	0	0
Other provisions		76	0	0

F. LIABILITIES		545,646	223	435,937

I. Subordinated liabilities		0	0	0

II. Non current liabilities		291,056	6	236,094
Non current borrowings		0	0	0
Convertible bonds		0	0	0
Debt from issuance of bonds		121	0	121
Investment and development loans		0	0	0
Other non current loans	19	23,120	0	6,181
Non current liabilities to related parties		0	0	0
Non current liabilities to other related parties	20	267,017	0	228,817
Other non current liabilities		798	6	975

III. Liabilities		254,590	217	199,843
Current borrowings		70	0	70
- of this convertible bonds		0	0	0
Current loans	21	32,809	0	43,068
Advances received		311	24	310
Accounts payable		29,534	-52	26,999
Bills of exchange payable		0	0	0
Current liabilities to related parties	22	43,314	0	46,451
Current liabilities to other related parties	23	59,799	0	68,486
Other current liabilities	24	88,753	245	14,459
- of this dividends payable		77,052	0	0

G. ACCRUED EXPENSES	25	48,269	-393	47,784

Deferred income		4,821	0	4,521
Accrued expenses		43,151	-393	43,027
Other deferred revenue		297	0	236

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY		968,412	-778	921,747

Budapest, February 28, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The balance sheet, the income statement and the notes are integral parts of the financial statements.

Magyar Telekom Plc.

INCOME STATEMENT  FOR THE PERIOD ENDED 31 DECEMBER, 2010

(All amounts in millions of HUF)

	Note	2009	Self-revision	2010

1. Domestic sales	26	456,437	-233	442,832
2. Export sales	27	18,832	107	15,913
I. Sales revenues		475,269	-126	458,745

3. Change in self-manufactured inventories		63	-104	41
4. Capitalised value of self-manufactured assets		21,417	-33	18,498
II. Own work capitalized		21,480	-137	18,539

III. Other revenues	28	24,633	14	19,450
of which: reversal of impairment		0	0	0

5. Costs of raw material		27,664	-119	24,736
6. Costs of services	30	96,628	-368	87,435
7. Costs of other services		13,994	0	14,400
8. Cost of goods sold		34,126	25	33,703
9. Costs of services sold (intermediated)	31	73,595	20	70,865
IV.Material-type expenses		246,007	-442	231,139

10. Salaries and wages	32	47,276	-8	44,128
11. Other payroll related costs	32	13,408	133	11,522
12. Payroll related contributions		17,753	36	14,124
V. Payroll and related expenses		78,437	161	69,774

VI. Depreciation		82,132	390	82,647

VII. Other expenses	34	40,573	203	60,700
of which: impairment		11,120	114	12,170

A. PROFIT FROM OPERATING ACTIVITIES		74,233	-561	52,474

13. Dividends and profit sharing (received or due)		31,409	0	39,099
of which: received from related parties		31,409	0	39,099
14. Foreign exchange gains on sale of investments		0	0	56
of which: received from related parties		0	0	0
15. Interest income and gains on financial investments		1,352	0	692
of which: received from related parties		1,352	0	692
16. Other interest income received		3,565	0	969
of which: received from related parties		1,940	0	780
17. Other revenues from financial activities		6,898	0	6,116
VIII.Revenues from financial transactions		43,224	0	46,932

18. Loss on the sale of financial investments		0	11	0
of which: related to related parties		0	0	0
19. Interest expense		33,980	-1	23,057
of which: related to related parties		966	0	883
related to other related party		28,801	0	19,151
20. Impairment of investments, securities and bank deposits		476	-11	2,397
21. Other expenses refinancial activities		4,199	-1	7,607
IX. Expenses from financial transactions		38,655	-2	33,061

B. FINANCIAL RESULTS	35	4,569	2	13,871

C. PROFIT FROM ORDINARY ACTIVITIES		78,802	-559	66,345

X. Extraordinary revenues	36	1,933	1	740
XI. Extraordinary expenses	37	4,320	-17	1,915

D. PROFIT FROM EXTRAORDINARY ACTIVITIES		-2,387	18	-1,175

E. PROFIT BEFORE TAXES		76,415	-541	65,170

XII. Corporate income tax	39	2,188	64	241

F. NET INCOME		74,227	-605	64,929

22. Use of retained earnings for dividends		2,825	0	0
23. Dividend paid (approved)	40	77,052	0	0

G. BALANCE SHEET NET INCOME		0	-605	64,929

Budapest, February 28, 2011

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Office,	Chief Financial Officer,
Chairman of the Board	Board member

The balance sheet, the income statement and the notes are integral parts of the financial statements.

Magyar Telekom Plc.

MAGYAR TELEKOM TELECOMMUNICATIONS
PUBLIC LIMITED COMPANY

NOTES

TO THE 2010 ANNUAL REPORT

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

0.              Note Added For Translation

This annual report for December 31, 2010 is the English translation of the annual report issued in Hungarian language and prepared in accordance with Act C/2000 on accounting and with generally accepted accounting principles in Hungary.

These principles may be different from International Financial Reporting Standards or accounting principles of any other country. No adjustments have been made to conform the annual report with any accounting principles other than Hungarian.

The auditors’ report is a translation of the auditors’ report issued in Hungarian language on the Hungarian annual report as outlined above.

In the event of any discrepancy, whether in the auditors’ report or in the annual report, the Hungarian original version prevails.

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

1.         Background and General Information

Official name of the Company: Magyar Telekom Telecommunications Public Limited Company

Short name of the Company: Magyar Telekom Plc.

Headquarter of the Company: 1013 Budapest, Krisztina krt. 55.

The Company’s main activity is telecommunication.

The Hungarian Telecommunications Company, the legal predecessor of Magyar Telekom Telecommunications Public Limited Company (“Magyar Telekom Plc.” or the “Company”) was founded by the Ministry of Transport, Communications and Construction on January 1, 1990. The Company was transformed by the Board of directors of State Asset Holding Ltd. into a wholly owned company limited by shares as of December 31, 1991.

The Company was privatized on December 22, 1993, when the MagyarCom consortium acquired a 30.1 per cent stake in the Company. At the second stage of the privatization, which took place in December 1995, MagyarCom became the majority owner.

On November 14, 1997 the Company was the first in the Central-Eastern European region to be listed on both the Budapest and the New York Stock Exchanges.

In June 1999, the State Privatization and Holding Company sold its remaining stake (5.75 per cent) through a secondary offering. After this transaction, the proportion of publicly traded shares increased to 40.47 per cent. Share of MagyarCom Holding GmbH (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) in the Company decreased to 59.53 per cent.

In 2000, the Company increased its common stock through issuing new shares in the amount of HUF 63 million, which were held mainly within the Magyar Telekom Group. As a result of this transaction, the proportion of publicly traded shares increased to 40.51 per cent and MagyarCom’s ownership changed to 59.49 per cent.

In 2002, the Company carried out an additional increase in common stock in the amount of HUF 490 million, which shares were repurchased. As a result of this transaction, the proportion of publicly traded shares changed to 40.32 per cent, the proportion of repurchased treasury stock to 0.47 per cent and MagyarCom’s ownership decreased to 59.21 per cent. MagyarCom is 100 per cent owned by Deutsche Telekom A.G.

The Extraordinary General Meeting of the Company held on February 22, 2005 approved the decision of the Board of Directors to change the official name of Magyar Telecommunications Company Ltd. into Magyar Telekom Telecommunications Company Ltd., with short name of Magyar Telekom Rt. The change was registered by the Court of Registry on May 6, 2005.

On February 28, 2006 the name of Magyar Telekom Telecommunications Company Ltd. changed to Magyar Telekom Telecommunications Public Limited Company, with short name of Magyar Telekom Plc. (“Magyar Telekom Plc.” or the “Company”). The change was registered by the Court of Registry on February 28, 2006.

Persons authorised to sign the annual report:

Christopher Mattheisen - Chairman and Chief Executive Officer, Board Director (residence: Budapest)

Thilo Kusch - Chief Financial Officer and Board member (residence: Budapest)

The Company’s bookkeeping services were provided by EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (its register number is 01-09-737269, its taxation number is 13477541-2-42) until December 31, 2010, then this bookkeeping services has been insourced into Magyar Telekom Plc. from January 1, 2011.

The accounting services provided by EurAccount Kft. are supervised by Beáta Bálintné Pál (certificate number: 132224. Area of speciality: entrepreneurial activity. State: registered. Residence: Budapest).

The Company is subject to compulsory audit. The Company’s auditor is PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. (its register number is 01-09-063022, its taxation number is 10256121-2-44). The natural person auditor personally responsible for the audit activities is Márta Hegedűsné Szűcs (certificate number: 006838, legal status: full-time).

Magyar Telekom Plc.’s corporate website: www. telekom.hu

2

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The Company has started its electricity and natural gas retail activities in 2010.  The natural gas services are available for public consumers since June 1, 2010, the electricity services since July 1, 2010. The sale for business counterparties has started on July 1, 2010 after the date on which the commercial licences and business regulations approved by Hungarian Energy Office entered into force.

The purpose of Magyar Telekom Plc.’s participation in the energy market is providing a more integrated domestic services in case of public customers and office services in case of business counterparties for its existing customers.

Magyar Telekom Plc. worked out the rules for accounting separation based on the Act LXXXVI of 2007 on electricity and on the Act XL of 2003 on natural gas supply and these rules are recorded in the accounting policies. The Company prepared the balance sheet and income statement related to electricity and natural gas supply which is disclosed in Appendix 1.

Investigation into certain consultancy contracts

In the course of conducting their audit of the Company’s 2005 financial statements, PricewaterhouseCoopers, the Company’s auditors, identified two contracts the nature and business purposes of which were not readily apparent to them. In February 2006, the Company’s Audit Committee retained White & Case, as its independent legal counsel, to conduct an internal investigation into whether the Company had made payments under those, or other contracts, potentially prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) or internal Company policy. The Company’s Audit Committee also informed the United States Department of Justice (“DOJ”), the United States Securities and Exchange Commission (“SEC”) and the Hungarian Financial Supervisory Authority of the internal investigation.

Based on the documentation and other evidence obtained by it, White & Case preliminarily concluded that there was reason to believe that four consulting contracts entered into in 2005 were entered into to serve improper objectives, and further found that during 2006 certain employees had destroyed evidence that was relevant to the investigation. White & Case also identified several contracts at our Macedonian subsidiary that warranted further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the internal investigation to cover these additional contracts and any related or similarly questionable contracts or payments.

On December 2, 2009, the Audit Committee provided the Company’s Board of Directors with a “Report of Investigation to the Audit Committee of Magyar Telekom Plc.” dated November 30, 2009 (the “Final Report”). The Audit Committee indicated that it considers that, with the delivery of the Final Report based on currently available facts, White & Case has completed its independent internal investigation.

The Final Report includes the following findings and conclusions, based upon the evidence available to the Audit Committee and its counsel:

• The information obtained by the Audit Committee and its counsel in the course of the investigation “demonstrates intentional misconduct and a lack of commitment to compliance at the most senior levels of Magyar Telekom, TCG, and Makedonski Telekom during the period under investigation.”

• As previously disclosed, with respect to Montenegrin contracts, there is “insufficient evidence to establish that the approximately EUR 7 million in expenditures made pursuant to four consultancy contracts ... were made for legitimate business purposes”, and there is “affirmative evidence that these expenditures served improper purposes.” These contracts were not appropriately recorded in the books and records of the Company and its relevant

3

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

subsidiaries. As previously disclosed, the Company has already reclassified, in the Company’s financial statements, the accounting treatment relating to certain of these contracts to more accurately account for these expenditures.

• As previously disclosed, there is evidence that certain former employees intentionally destroyed documents relating to activities undertaken in Macedonia by the Company and its affiliates.

• Between 2000 and 2006 a small group of former senior executives at the Company and the Company’s Macedonian affiliates, authorized the expenditure of approximately EUR 24 million through over twenty suspect consultancy, lobbying, and other contracts (including certain contracts between the Company and its subsidiaries on one hand, and affiliates of a Cyprus-based consulting company on the other hand). The Final Report concludes that “the available evidence does not establish that the contracts under which these expenditures were made were legitimate.”

• “The evidence shows that, contrary to their terms, a number of these contracts were undertaken to obtain specific regulatory and other benefits from the government of Macedonia. The Companies generally received the benefits sought and then made expenditures under one or more of the suspect contracts. There is evidence that the remaining contracts were also illegitimate and created a pool of funds available for purposes other than those stated on the face of the agreements.”

• In entering into these contracts and approving expenditures under them, the former senior executives knowingly caused, structured, or approved transactions that shared most or all of the following characteristics:

• intentional circumvention of internal controls;

• false and misleading Company documents and records;

• lack of due diligence concerning, and failure to monitor performance of, contractors and agents in circumstances carrying a high risk of corruption;

• lack of evidence of performance; and

• expenditures that were not for the purposes stated in the contracts under which they were made, but rather were intended to obtain benefits for the Companies that could only be conferred by government action.

The Final Report states that “the Investigation did not uncover evidence showing receipt of payments by any Macedonian government officials or political party officials.” However, the Audit Committee’s counsel did not have access to evidence that would allow it to identify the ultimate beneficiaries of these expenditures.

Nothing in the Final Report implicates any current senior executive or Board member of the Company in connection with any wrongdoing.

As previously disclosed, the Company has taken remedial measures to address issues previously identified by the independent investigation. These measures included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report. This conclusion has been discussed with the Audit Committee and the Audit Committee has not made recommendations either relating to the Company’s compliance program or internal controls.

The Company is continuing to assess the nature and scope of potential legal remedies available to the Company against individuals or entities that may have caused harm to the Company.

4

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

As previously announced, the DOJ, the SEC and the Ministry of Interior of the Republic of Macedonia have commenced investigations into certain of the Company’s activities that were the subject of the internal investigation.  Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. Also, as previously announced, the Hungarian National Bureau of Investigation (“NBI”) has begun a criminal investigation into alleged misappropriation of funds relating to payments made in connection with the Company’s ongoing internal investigation and the possible misuse of personal data of employees in the context of the internal investigation. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

As prerviously disclosed, the Company, through its external legal counsel,  is engaged in discussions with the DOJ and the SEC regarding the possibility of resolving their respective investigations as to the Company through negotiated settlements.  The Company has not reached any agreement with either the DOJ or the SEC regarding resolution of their respective investigations, and discussions with both agencies are continuing. We may be unable to reach a negotiated settlement with either agency.  Any resolution of the investigations could result in criminal or civil sanctions, including monetary penalties and/or disgorgement, against the Company or its affiliates, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance programs.  The Company cannot predict or estimate whether or when a resolution of the DOJ or SEC investigations will occur, or the terms, conditions, or other parameters of any such resolution, including the size of any monetary penalties or disgorgement, the final outcome of these investigations, or any impact such resolution may have on its financial statements or results of operations.  Consequently, the Company has not made any provisions in its financial statements as of December 31, 2010 with respect to the investigations.

5

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

2.         Effect of merger in 2009 on the comparability of figures

T-Kábel Magyarország Kft. and Dél-Vonal Kft. merged into Magyar Telekom Plc. with effect from September 30, 2009. Magyar Telekom Plc. managed the takeover of assets and liabilities (including provisions, accruals and deferred incomes and expenses as well) and the resulting shareholders’ equity being the difference, with continuous bookkeeping. Due to the merger the Magyar Telekom Plc.’s income statement as of 2009 contains the revenues and expenses of the activities taken over for the period started October 1, 2009 ended on December 31, 2009, while its income statement as of 2010 contains these data for the whole financial year.

3.         Accounting policies

The accounting policies of Magyar Telekom Plc. include basic accounting principles, measurement methods and procedures as well as methods and tools used for enforcing the provisions of the Hungarian Accounting Regulations.

Magyar Telekom Plc. maintains its records both in accordance with the Hungarian Accounting Regulations (HAR) and International Financial Reporting Standards (IFRS). The differences between the two reports are solely due to differences in the respective accounting principles.

The closing day of the Company’s business year is December 31. In 2010 the balance sheet preparation date is the first working day of the following year.

Magyar Telekom Plc. uses version “A” of the balance sheet and version “A” of the income statement (total cost method) when preparing its annual report in accordance with the Hungarian Accounting Regulations. Amounts in the annual report are stated in HUF millions. The currency of accounting is the Hungarian Forint (HUF).

The Hungarian Act on Accounting allows for certain captions in the balance sheet to be broken-down or omitted, what is adopted by the Company both in case of the balance sheet and the income statement.

From 2010, Magyar Telekom Plc.’s activity expanded with providing electricity and natural gas services based on individual authorization. Connected to this activity the Company performs an accounting separation under which discloses its balance sheet and income statement related to electricity and natural gas services separately as part of the Notes.

Since January 1, 2005 the Company has complied with its obligation to prepare consolidated annual report in such a way that it prepares its consolidated annual report in accordance with the International Financial Reporting Standards.

Deutsche Telekom Group’s consolidated annual report prepared by Deutsche Telekom AG (Friedrich-Ebert-Alle 140, 53113 Bonn, Germany) includes Magyar Telekom Plc. as a subsidiary of Deutsche Telekom AG.

Definition of the accounting principles, guidelines and methods

Classification of accounting matters:

Magyar Telekom Plc. applies the materiality and significance guidelines for limits set forth in the Hungarian Accounting Regulations in preparing its annual report.

Material error

An error revealed must be treated as a material error in every case it results in at least 20 per cent change in prior year’s shareholder’s equity.

6

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Significant error

Items must be considered as significant in every case if in the year when discovered by audit, the aggregate amount of all errors (whether negative or positive) for the same year and the aftereffects thereof - increasing or decreasing the equity - exceeds 2 per cent of the balance sheet total of the year audited, or 500 million HUF, if such 2 per cent of the balance sheet total exceeds 500 million HUF.

If the Company reveals a significant error through self-revision, then modifications relating to prior years are presented next to the prior years’ figures for each balance sheet and income statement item.

The Company has set up regulations for valuation of assets and liabilities, scrapping, cost calculation, stocktaking, cash management, and system of documentation as required by the Hungarian Accounting Regulations.

Until further decision, the Company does not use the allowed alternative treatment in the Hungarian Accounting Regulations for the valuation of fixed assets as market value and valuation of certain financial instruments as fair value.

The Company qualifies every unrealized foreign exchange rate difference resulting from foreign exchange translation as significant, therefore all unrealized foreign exchange gains and losses are recorded in the subledger as well as in the general ledger.

Basic principles connected to the accounting separation related to energy supply

The settlement of energy activities (electricity and natural gas services) was recorded on separate general ledger accounts or if there is no a subledger for electricity and natural gas energy separately then the items are divided based on the following principles:

• proportion of revenues from energy and other activities,

• proportion of expenditures from energy and other activities,

• proportion of fixed assets of energy and other activities,

• proportion of headcount of energy and other activities,

• proportion of direct margin on energy and other activities,

• proportion of direct margin on electricity and gas energy.

These separation principles apply uniformly to the general ledger accounts of balance sheet and income statement.

Valuation methods used for the preparation of the Balance Sheet

ASSETS

Recognition and measurement of non current assets

Intangible and tangible fixed assets

Magyar Telekom Plc. carries intangible and tangible fixed assets at historical cost less accumulated depreciation. Property, plant and equipment includes the capitalized value of improvements and refurbishment that extend the useful life of the asset, increase its capacity and/or modify its functionality.

Borrowing costs connected directly to loans taken for acquisition or production of the asset are capitalized.

Depreciation policy

In case of tangible fixed assets the depreciation is based on the gross value of the asset reduced by its residual value.

7

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The method of depreciation: straight-line based on gross value using rates originated from useful lives.

Depreciation starts on the day when the asset was placed into operation and it is over when the useful life of the asset elapsed or the day the asset cancelled from the books for any reason. The Company recorded the depreciation monthly in proportion to the days of the given month.

The Company determines residual values for those groups of assets where the residual values are considered to be significant. Residual value is considered to be significant if the expected realizable value exceeds the expected scrap value when the asset is taken out of service. The Company determines residual value for buildings and vehicles. Residual value is not considered to be significant for intangible assets and other groups of the tangible fixed assets.

The Company applies residual values only for assets capitalized after January 1, 2001. No residual value is calculated for additional capitalization on assets purchased before January 1, 2001.

Applied residual value:

Buildings:	Determined individually based on the location of the building as well as the expected future useful life and usage of the building.

Vehicles:	passenger cars for personal use: 25 per cent of the acquisition cost passenger cars for business use: 30 per cent of the acquisition cost trucks under 3.5 tons: 30 per cent of the acquisition cost
trucks above 3.5 tons: 20 per cent of the acquisition cost
transport vehicles: 10 per cent of the acquisition cost.

Useful lives are determined based on generally accepted international telecommunication industry practices and development potentials. Magyar Telekom Plc. regularly reviews the useful lives of fixed assets and modifies them if necessary. The Company records the value of all tangible fixed assets below HUF 50,000 immediately as depreciation expense, except for those that are serving the operation of the telecom network directly; are part of the subscriber network; those installed telecom software operating solely on telecom hardware and in addition the categories of assets defined in the asset accounting module of SAP.

The Company records extraordinary depreciation in cases where the value of the assets permanently decreased due to the fact that it is no longer needed, spoiled or destroyed, or if the book value is permanently and significantly in excess of the market value. In the absence of other reliable estimates the market value of the asset is determined using expected discounted cashflow analysis.

In case the market value of the individual asset that has been impaired before significantly exceeds its carrying value, the Company records a reversal of extraordinary depreciation and classifies the related income as other revenue.

Capitalized value of foundation and restructuring

The Company does not capitalize foundation and restructuring costs.

Capitalized value of research and development

The Company does not capitalize research and development costs.

Goodwill

That part of the cost of an acquisition of a subsidiary with qualified majority (at least 75 per cent ownership) which is calculated as the difference between the fair value of the acquired assets less the assumed liabilities (valued according to the Hungarian Act on Accounting) and the acquisition cost is recorded as goodwill if the acquisition cost is higher.

The Company does not record amortization on goodwill recognized after January 1, 2005 unless impairment is required. The Company applies the straight-line amortization method for goodwill recognized earlier.

8

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Intellectual property

Since 2005 only those assets have been recorded as intellectual property which are in the ownership of the Company. The useful life of intellectual property is generally 5 years.

Those intellectual properties where the Company has only the rights of use are recorded as Rights. Their useful life are those of intellectual property.

Own work capitalized

Direct costs incurred in the construction of property, plant and equipment manufactured by the Company are capitalized. The Company records materials provided to subcontractors at delivery as construction in progress.

Financial investments

Long term investments in subsidiaries are recorded at cost when established or at original purchase price less goodwill when acquired. At the end of the financial year, the Company’s investments are impaired if the market value of the equity investment is permanently and significantly lower than its book value. The impairment review is carried out on an individual basis.

Loans granted include loans to subsidiaries, associated companies and other companies as well as long term loans given to employees for housing purposes.

Recognition and measurement of current assets

Inventories

Goods are valued at cost using standard price method and raw materials using the weighted average cost formula. Inventories include materials and assets whose future usage can not be determined at the time of purchase (i.e. whether they will be used for an investment project or maintenance). Inventories also include advance payments on inventories and assets held for sale reclassified from tangible fixed assets.

Tangible fixed assets reclassified to inventories are valued on an individual basis. Besides these assets Magyar Telekom Plc. considers its inventories as low value items. Impairments of inventories purchased within a year are determined by a so-called Price Trend Report. If the current average price is higher by 20 per cent than the last month average price invoiced then the article has to be impaired to the average price of the last month.

Inventories purchased over a year ago are impaired in proportion to a percentage of their book value.

Measure of impairment on new materials:

• inventories from 12 to 24 months	35 per cent impairment
• inventories from 24 months	60 per cent impairment

Measure of impairment on used or repaired materials:

• inventories from 6 to 12 months	5 per cent impairment
• inventories from 12 to 24 months	50 per cent impairment
• inventories from 24 months	100 per cent impairment

Trade receivables and other receivables

The balance of trade receivables reflects invoiced amounts accepted by the customers and does not include any unrecoverable and unaccepted receivables.

9

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Impairment of trade receivables is assessed on two levels. Trade receivables that are individually significant and the ones that are not individually significant are separated. Magyar Telekom Plc. decided to consider items above HUF 200 million to be individually significant for the purposes of assessing accounts receivables for impairment.

In case of items that are individually not significant it is also assessed individually whether objective evidence of impairment exists. These items have to be assessed individually and amount of impairment have to be calculated on them.

Magyar Telekom Plc. considers the following items to be included in this category:

•                  receivables from domestic and international fixed line service providers

•                  receivables from domestic and international mobile service providers (roaming, interconnect, interworking)

•                  receivables under liquidation, bankruptcy proceedings

•                  other (non trade) receivables

Based on the Section 55. (2) of Act C/2000 on accounting the amount of loss in value may also be established as a percentage of the amount of such receivables registered in the books (collective assessment of impairment). Magyar Telekom Plc. evaluates the telecommunications customers - concerning their high volume - with the method of collective assessment (ageing) and the impairment is set out in percentages.

The Company set up the impairment categories according to customer groups with similar credit risk exposure.

In case of invoices with instalments the amount of impairment is based on due dates of each instalment.

The Company does not impair receivables from related parties and non current loans granted to related parties except in case an individual item having an objective evidence for impairment.

Accounts receivable and payable related to international telecommunications traffic are stated at gross value, even though the financial settlement of the balance is performed on a net basis.

Magyar Telekom Plc. measures its foreign currency receivables at year-end at the official exchange rate of the Hungarian National Bank (“MNB”) as of December 31.

Securities

Securities in current assets include the original cost of bonds, shares, other securities held for sale and the repurchase value of treasury stock.

LIABILITIES AND SHAREHOLDER’S EQUITY

Valuation reserve

Until further decision, Magyar Telekom Plc. does not apply the allowed alternative treatment in the Hungarian Accounting Regulations for the recognition of the valuation reserve.

Restricted reserve

Magyar Telekom Plc. records restricted amounts from capital reserves and retained earnings as restricted reserve. The repurchase value (acquisition cost) of the repurchased treasury stock is recorded in restricted reserve and the amount of development reserves according to the Corporate Tax Act.

10

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Provisions

Main items include:

•                  early retirement payment liabilities

•                  severance payment liabilities

•                  contingent liabilities and commitments

•                  environmental liabilities

•                  guarantee liabilities determined by law

•                  future demolition or recovery liabilities deriving from a contract

•                  provision related to valuation of derivatives

Valuation of items in foreign currencies

Receivables and liabilities denominated in foreign currencies are valued at the official exchange rate of MNB on December 31.

Derivatives

The Company records derivatives (forward F/X deals and swap deals) among off-balance sheet items as commitments or future receivables on transaction price.

The Company calculates the fair value of every derivatives as of the balance sheet date and discloses it in the Notes. In addition the Company creates provision for expected losses related to commitments from derivatives, represented by the negative fair value of the transactions.

Measurement principles applied in the preparation of the Income Statement

Based on the Section 74. (2) of Act C/2000 on accounting the exports sales revenue includes the value of sales and services supplied to non-resident customer regardless of the location of the services provided, except the customer is non-residential in the territory of Hungarian Republic and has not officially informed Magyar Telekom Plc. (e.g. non-resident customer - whose registered office, place of abode or permanent residence is situated abroad - buys phone sets in  the distribution network).

Revenues and expenses are recognized in line with the accrual concept of accounting. Non-realized exchange rate differences are recognized as follows:

•                  if the net balance of non-realized foreign exchange gain and loss is a gain, it is recorded as other revenue from financial transactions,

•                  if the net balance is a loss, it is recorded as other expenses from financial transactions.

The Company recognizes dividends approved by the General Meeting of the subsidiaries and associates in the year following the one they relate to. Interim dividends paid by the subsidiaries and associates are recorded as liability until final approval.

The fees paid by Magyar Telekom Plc. to carrier, mobile and international service providers for call termination are invoiced to the customers by Magyar Telekom Plc. Therefore the payments for calls initiated in Magyar Telekom Plc.’s network and terminated by carrier, mobile and international service providers as well as payments for leased lines (both domestic and international) are recorded and disclosed as intermediated services disclosed as costs of services sold.

Extraordinary items are disclosed in the Notes.

Revenues and expenses not directly related to the ordinary operations are disclosed as extraordinary items.

11

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

OTHER

Magyar Telekom Plc. pays special attention to meeting environmental protection regulations in its activities. The necessary power supply batteries used in switches and power generators and used cell phones are stored and neutralized in accordance with the applicable environmental protection laws.

The Company did not incur penalty expenses due to environmental liabilities.

4.         Summary of the Company’s financial position and liquidity

The Company’s financial position and liquidity as of December 31, 2009 and 2010 are represented by the following financial ratios:

	2009	2010

Liquidity ratio (= current assets / current liabilities)	0.39	0.37

Operating margin (= operating profit / (sales revenues + other revenues))	0.15	0.11

Operating return on assets (= operating profit / total assets)	0.08	0.06

Leverage ratio (= non current liabilities / (non current liabilities + shareholder’s equity)) (1)	0.45	0.36

(1) The change is mainly due to the decrease in non current liabilities. The change of non current liabilities is disclosed in the Note 19 and 20.

12

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The following is the cashflow statement for the years ended on December 31, 2009 and 2010:

			2009	2010

I. Cash flows from operating activities (lines 1-14)			29,874	45,663

1. Profit before income tax (before dividend received)	(+/	-)	43,724	25,531
2. Depreciation and amortization	(+	)	82,659	83,037
3. Impairment losses charged and reversed	(+/	-)	11,169	12,284
4. Change in provisions	(+/	-)	-587	-795
5. Profit or loss on the sale of non current assets	(+/	-)	-172	-236
6. Change in accounts payable	(+/	-)	4,518	-4,013
7. Change in other current liabilities	(+/	-)	2,429	-82,670
8. Change in accruals	(+/	-)	-1,692	-485
9. Change in accounts receivable	(+/	-)	-10,505	-7,538
10. Change in current assets (without accounts receivable and cash and cash equivalents)	(+/	-)	-16,952	18,419
11. Change in prepayments	(+/	-)	-3,998	2,955
12. Income tax paid	(-)		-1,900	444
13. Dividend paid/payable	(-)		-77,052	0
14. Other non cash items	(+/	-)	-1,767	-1,270

II. Cash flows from investing activities (lines 15-17)			-68,524	-27,969

15. Acquisition of fixed assets and financial investments	(-)		-100,437	-67,748
16. Proceeds from sale of non current assets	(+	)	504	680
17. Dividends and advanced dividends received	(+	)	31,409	39,099

III. Cash flows from financing activities (lines 18-29)			12,202	-22,201

18. Proceeds from issue of shares	(+	)	0	0
19. Proceeds from the issuance of bonds	(+	)	0	0
20. Loans received	(+	)	198,952	220,690
21. Redemption from non current loans granted and bank deposits	(+	)	11,348	6,580
22. Non-repayable liquid assets received	(+	)	0	0
23. Share capital decrease	(-)		0	0
24. Treasury stock repurchases	(-)		0	0
25. Repayment of bonds	(-)		0	0
26. Repayment of loans	(-)		-188,880	-248,304
27. Non current loans granted and bank deposits	(-)		-8,474	-1,344
28. Non-repayable donations given	(-)		-7	0
29. Change in liabilities to founders and other non current liabilities	(+/	-)	-737	177

IV. Change in liquid assets (lines I. + II. + III.)	(+/	-)	-26,448	-4,507

Cash at the beginning of the year			36,628	10,180

Cash at year-end			10,180	5,673

13

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

5.         Intangible fixed assets

The following table is a summary of intangible fixed asset movements between January 1, 2009 and December 31, 2010:

	Capitalized costs of R&D	Rights	Intellectual property	Goodwill	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2009	0	154,605	13,240	219,720	387,565
Additions	0	12,192	634	1,585	14,411
Additions due to merger	0	2,952	796	100	3,848
Disposals	0	2,591	13	0	2,604
Reclassifications	0	510	-15	0	495
Balance as of December 31, 2009	0	167,668	14,642	221,405	403,715
Additions	0	14,347	1,285	1,660	17,292
Disposals	0	1,030	53	933	2,016
Reclassifications	0	120	-323	0	-203
Balance as of December 31, 2010	0	181,105	15,551	222,132	418,788

AMORTIZATION

Opening balance as of January 1, 2009	0	94,044	9,640	71,299	174,983
Charge for the year	0	16,212	562	10,130	26,904
Impairment	0	0	0	256	256
Additions due to merger	0	1,959	408	0	2,367
Disposals	0	2,528	12	0	2,540
Reclassifications	0	-1	0	0	-1
Balance as of December 31, 2009	0	109,686	10,598	81,685	201,969
Charge for the year	0	16,266	737	10,129	27,132
Impairment	0	0	0	0	0
Disposals	0	984	51	933	1,968
Reclassifications	0	299	-299	0	0
Balance as of December 31, 2010	0	125,267	10,985	90,881	227,133

NET BOOK VALUE as of December 31, 2009	0	57,982	4,044	139,720	201,746

NET BOOK VALUE as of December 31, 2010	0	55,838	4,566	131,251	191,655

14

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Rights

The gross value of rights increased by HUF 14,347 million in the current year. Significant part of this increment was caused by capitalizations and additional capitalizations of IT systems software rights of use (HUF 3,769 million), other software rights of use (HUF 1,685 million), general-purpose software rights of use (HUF 1,016 million) and BSS billing system software rights of use (HUF 566 million).

The decrease is mainly due to the scrapping of general-purpose software rights of use (gross value is HUF 664 million, net value is HUF 43 million) and other software rights of use (gross value is HUF 288 million, net value is zero).

Intellectual properties

The increase is mainly due to the capitalization of other own software (HUF 851 million).

In 2010, the Company reviewed the useful lives of rights and intellectual properties similar to previous years and executed the changes in useful lives where the Company deemed it necessary. Due to the changes HUF 14 million less amortization was charged for 2010 on the assets concerned of the two categories.

Goodwill

In 2010, the Company purchased 100 per cent of the shares of Modultechnika Kft. In these transactions HUF 1,477 million goodwill were recognized.

Also in 2010, connected to the payment of the second purchase price instalment of KFKI Direkt Kft. and ISH Informatika Kft. further HUF 10 million and HUF 173 million goodwill were recognized, respectively. Goodwill recognized related to KFKI Direkt Kft. is shown on KFKI Zrt. in 2010 as a result of the merger

In 2010, the Company’s investment in Orbitel E.A.D. was sold to Spectrum Net A.D. Bulgaria so the related goodwill was also  cancelled from the books (the transferred gross value is HUF 933 million, net value is zero).

The goodwill disclosed on the Origo Zrt. line contains the goodwill on the purchases of Iwiw Szolgáltató Kft., M-Factory Kft. and Adnetwork Online Marketing Kft. because these companies merged into Origo Zrt.

During 2010, HUF 10,129 million amortization was charged on goodwill for those items which were recognized before January 1, 2005.

15

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The movements of goodwill in 2010 are summarized as follows:

Description	Net book value as of December 31, 2009	Goodwill recorded in 2010	Amortization charge in 2010	Net book value as of December 31, 2010
T-Mobile Magyarország Távközlési Rt.	109,108	0	-9,115	99,993
KFKI Zrt.	8,841	10	0	8,851
EMITEL Távközlési Zrt.	5,545	0	-589	4,956
Stonebridge A.D.	5,282	0	-391	4,891
Dataplex Kft.	4,793	0	0	4,793
Origo Zrt.	2,125	0	0	2,125
IQSYS Zrt.	1,132	0	0	1,132
IQSYS Zrt.(Integris Rendszerház Kft. -Rába Szolgáltatóház Kft.)	105	0	-34	71
Combridge S.R.L.	818	0	0	818
Novatel E.O.O.D.	447	0	0	447
Dél-Vonal Kft.	100	0	0	100
ISH Informatika Kft.	1,424	173	0	1,597
Modultechnika Kft.	0	1,477	0	1,477

Total	139,720	1,660	-10,129	131,251

16

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

6.         Tangible fixed assets

The following table is a summary of tangible fixed asset movements - without construction in progress and advance payments for construction in progress - between January 1, 2009 and December 31, 2010:

	Real estate and related rights	Technical equipment, machinery and vehicles	Other equipment and vehicles	Total
GROSS BOOK VALUE
Opening balance as of January 1, 2009	367,766	626,376	76,839	1,070,981
Additions	20,841	39,236	5,448	65,525
Additions due to merger	14,181	12,980	720	27,881
Disposals	1,154	13,333	2,822	17,309
Reclassifications	-780	341	-355	-794
Balance as of December 31, 2009	400,854	665,600	79,830	1,146,284
Additions	14,918	25,082	1,980	41,980
Disposals	2,082	26,561	4,603	33,246
Reclassifications	-698	1,683	-1,492	-507
Balance as of December 31, 2010	412,992	665,804	75,715	1,154,511

DEPRECIATION

Opening balance as of January 1, 2009	139,399	471,211	64,119	674,729
Charge for the year	13,457	36,963	4,888	55,308
Impairment	450	1	2	453
Additions due to merger	5,930	8,811	402	15,143
Disposals	826	12,541	2,573	15,940
Reclassifications	-348	238	-251	-361
Balance as of December 31, 2009	158,062	504,683	66,587	729,332
Charge for the year	15,195	36,074	4,431	55,700
Impairment	58	2	5	65
Disposals	1,478	25,390	4,319	31,187
Reclassifications	-264	966	-970	-268
Balance as of December 31, 2010	171,573	516,335	65,734	753,642

NET BOOK VALUE as of December 31, 2009	242,792	160,917	13,243	416,952

NET BOOK VALUE as of December 31, 2010	241,419	149,469	9,981	400,869

Further details are disclosed in Appendix 2.

17

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Real estate and related rights

Increase in real estate and related rights is HUF 14,918 million in gross value of which the most significant items are:

Buildings and other real estates increased by HUF 2,242 million in gross value (see Appendix 2) of which antenna towers built on land not owned by the Company is HUF 1,025 million and renovating/improving the long-life structured and welfare buildings is HUF 566 million.

Gross value of telecommunication networks increased by HUF 12,309 million (see Appendix 2) of which the significant items are:

• DVB-S (Digital Video Broadcasting-Satellite) infrastructure (HUF 2,569 million),

• copper wire overground telecom cables for local network (HUF 2,486 million)

• fiber optic telecom cables of local network pulled in ducts (HUF 1,960 million),

• copper wire telecom cables of local network pulled in ducts (HUF 1,217 million),

• ducts (HUF 1,114 million),

• fiber optic overground telecom cables for local network (HUF 1,066 million),

• inground copper wire telecom cables for local network (HUF 802 million).

The decrease in real estate and related rights is mainly due to scrapping and partial scrapping of which the significant items are:

• copper wire telecom cables of local network pulled in ducts (gross value is HUF 477 million, net value is HUF 130 million),

• copper wire overground telecom cables for local network (gross value is HUF 353 million, net value is HUF 142 million).

• construction works on rented buildings (gross value is HUF 189 million, net value is HUF 12 million),

• fiber optic cables of the backbone network pulled in ducts (gross value is HUF 130 million, net value is HUF 54 million).

HUF 58 million impairment was recorded of which the most significant item is the construction works on rented buildings (HUF 57 million).

The most significant item in reclassifications was the reclassification of long-life structured buildings held for sale to current assets (HUF 658 million in gross value, its amortization is HUF 216 million).

18

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Technical equipment, machinery and vehicles

Increase is due the capitalization and extension of telecommunication equipment of HUF 25,082 million of which the significant items are:

• DVBS-STB (set top box) (HUF 3,497 million),

• CE routers and 3 play equipment (HUF 3,069 million),

• BTS-GSM (900-1800) radio communications equipment (HUF 1,605 million),

• Routers-Olimpia (HUF 1,098 million),

• WDM equipment (HUF 820 million),

• mobile center network control (HUF 803 million),

• UMTS access network control (HUF 800 million),

• routers (HUF 740 million),

• GSM access network control (HUF 700 million),

Decrease is mainly due to scrapping of obsolete assets amounted to HUF 26,561 million in gross value of which the significant items are:

• ADS combined telecommunications center (gross value is HUF 6,765 million, net value is zero),

• ADS subscriber telecommunications center (gross value is HUF 5,133 million, net value is zero),

• equipment of Voice Mail Service Center (gross value is HUF 4,282 million, net value is zero),

• voice mail service (gross value is HUF 1,431 million, net value is zero),

• ADS transit telecommunications centers (gross value is HUF 1,136 million, net value is zero),

• construction engineering equipment (gross value: HUF 696 million, net value is HUF 21 million).

Other equipment and vehicles

Other equipment and vehicles increased by HUF 1,980 million of which the significant items are: the capitalization of computer peripherals not serving the core activities (HUF 487 million), capitalization and extension of servers (HUF 354 million) and capitalization of IT systems hardware (HUF 327 million), furthermore the capitalization of furniture (HUF 163 million) and passenger cars (HUF 153 million).

The HUF 4,603 million decrease in gross value of other equipment and vehicles is due to the sale and scrapping of equipment of which the significant items are:

• sale of computer peripherals not serving the core activities (gross value is HUF 314 million, net value is HUF 32 million), passenger cars (gross value is HUF 220 million, net value is HUF 132 million),

• scrappings:

• IT systems hardware (mobile) (gross value is HUF 1,140 million, net value is HUF 0.8 million),

• servers (gross value is HUF 685 million, net value is HUF 0.5 million),

• computer peripherals not serving directly the core activities (gross value is HUF 457 million, net value is HUF 4 million),

• equipment with development and testing purposes (gross value: HUF 417 million, net value is HUF 1 million), other equipment (gross value is HUF 221 million, net value is zero),

• internal purpose telecom equipment (gross value is HUF 198 million, net value is HUF 1 million).

In 2010, the Company reviewed the useful life of tangible assets similar to previous years and executed the changes in useful lives where the Company deemed it necessary. In consequence, HUF 1,735 million less depreciation was charged for 2010.

19

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

7.         Non current investments in related parties

As of December 31, 2009 and 2010, the Company’s non current investments are summarized as follows (further details on investments (ownership, voting rights, owners’ equity data) are disclosed in Appendix 3):

	Ownership direct (%)	Ownership indirect (%)	Net book value
	2010		2009	2010
Stonebridge A.D. (under liquidation)	100.00		94,764	97,743
Crnogorski Telekom A.D.	76.53		39,413	40,554
Pro-M Zrt.	100.00		8,200	8,200
Investel Zrt.	100.00		9,029	6,633
Origo Zrt. (previously T-Online Zrt.)	100.00		3,549	5,802
KFKI Zrt.	100.00		5,155	5,778
IQSYS Zrt.	100.00		1,375	2,875
ViDaNet Zrt.	67.50	22.50	2,836	2,836
Combridge S.R.L.	100.00		2,004	2,063
Dataplex Kft.	100.00		2,005	2,005
Telekom New Média Zrt.	100.00		1,745	1,745
ISH Informatika Kft	100.00		1,587	1,587
Novatel E.O.O.D.	100.00		677	697
EurAccount Kft.	99.00	1.00	446	446
Modultechnika Kft	100.00		0	127
HUNSAT Zrt. (under liquidation)	50.00		50	50
KIBU Innováció Kft. (X-Byte Kft.)	99.20	0.80	19	34
Telemacedonia A.D.	100.00		22	23
Tele-Data Kft.	50.98		20	20
Budakalász KTV Kft.	25.00		20	20
Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.	60.00		3	3
ISH Kereskedelmi Kft.	100.00		3	3
Novatel Ukraine L.L.C.	99.94	0.06	0	0
Orbitel E.A.D.	0		1,421	0
EPT Nyrt.	0		304	0
KFKI Direkt Kft.	0		264	0
M-Factory Zrt.	0		63	0

Total			174,974	179,244

20

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Significant changes of Non current investments in subsidiaries in 2009 and in 2010

In 2009 there were new acquisitions. Magyar Telekom Plc. purchased KFKI Direkt Kft. which increased the amount of investments by HUF 264 million. 100 per cent shares of ISH Informatika Kft. and ISH Kft. were also acquired. The two investments together increased the amount of investments by HUF 1,590 million.

In 2009, Magyar Telekom Plc. as a shareholder retired from IKO-Telekom Média Holding Zrt. and the investment was cancelled from the books. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The new investment increased the balance of non current investments by HUF 1,745 million.

In 2009, the book value of investment in Origo Zrt. increased by HUF 1,500 million due to capital increase.

In 2009, ViaBridge Ltd.’s liquidation procedure was closed and the investment was cancelled from the Company’s books.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2009 decided on the merger of T-Kábel Magyarország Kft. into Magyar Telekom Plc. The transformation was registered by the Court of Registry with effect from September 30, 2009. After the merger the Company cancelled the investment in T-Kábel Magyarország Kft. from its books.

After the merger Budakalász KTV Kft. - which was earlier an investment of T-Kábel Magyarország Kft. - was recorded in the books of Magyar Telekom Plc. with a book value of HUF 20 million.

In 2010, Magyar Telekom Plc. acquired the 100 per cent shares of Modultechnika Kft. resulting HUF 127 million increase in the book value of investments. (In these transactions HUF 1,477 million goodwill were recognized.)

In 2010, Magyar Telekom Plc. made a voluntary public take-over bid for the shares of Első Pesti Telefontársaság Nyrt. After the transaction has been settled Magyar Telekom Plc. became the 100 per cent owner of the company and its legal form changed to Private Company Limited by Shares.

In 2010 there were more transformations among the investments of Magyar Telekom Plc. The Board of Directors of EPT Zrt. and KFKI Zrt. has decided on the merger of the two companies with the result that EPT Zrt. merged into KFKI Zrt. After the transaction has been settled the book value of EPT Zrt. (HUF 325 million) was cancelled from Magyar Telekom Plc.’s books and at the same time the book value of KFKI Zrt. increased by HUF 398 million according to the final merger balance sheet.

Also based on the merger contract concluded with KFKI Zrt. in 2009 the KFK Direkt Kft. merged into KFKI Zrt. After the transaction has been settled KFKI Direkt Kft. was cancelled from Magyar Telekom Plc.’s books (HUF 264 million). This transaction increased the book value of KFKI Zrt. by HUF 225 million.

In case of Origo Zrt. and M-Factory Zrt. a further transformation took place with the result that M-Factory Zrt. merged into Origo Zrt. subsequent to the merger contract of the two companies. After the merger the M-Factory Zrt. was cancelled from Magyar Telekom Plc.’s investments (HUF 63 million) and the book value of Origo Zrt. increased by HUF 53 million according to the final merger balance sheet.

In 2010, the Company sold its exclusively owned subsidiary, Orbitel E.A.D., as a result of this transaction HUF 1,421 million net book value was cancelled from Magyar Telekom Plc.’s books.

21

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

In 2010, subscribed capitals increased by issuing new shares at Origo Zrt. (on nominal value of HUF 220 thousand with issue value of HUF 2,200 million) and at IQSYS Zrt. (on nominal value of HUF 1.5 million with issue value of HUF 1,500 million). The difference between nominal value and issue value was recorded in the companies’ capital reserves. KIBU Kft.’s capital was increased by HUF 15 million. As a result of these transactions the Company’s investments increased by HUF 3,715 million.

HUF 4,199 million was recorded as foreign exchange difference on foreign investments at the balance sheet date. This amount increased the book value of non current investments.

In 2010, impairment recorded on investments decreased the book value of non current investments by HUF 2,407 million. The most significant item (HUF 2,395 million) was recorded on Investel Zrt.’s investment. Impairments on investments are detailed in Appendix 4.

Expected changes of Non current investments in 2011

Magyar Telekom Plc. has received the approval of Hungarian Competition Authority to purchase 100 per cent of Daten-Kontor group (DK). The DK group members are the following companies: Daten-Kontor Kft., DK Telekom Zrt. and DK Consulting Zrt. The group’s activities include development, installation and operation of IT applications. The purchase price stated in sales contract is HUF 1.400 million maximum but it depends on the financial results of the following two business years and to be corrected with the net debt at closing. The transaction expected to be closed at the end of February 2011. Before that date the three companies which at the moment operate on a stand alone basis shall be merged into one legal unit as well as other contractual conditions have to be fulfilled.

Through this acquisition Magyar Telekom Plc. wants to further strengthen its position on the market of IT services.

Short descriptions of companies in which Magyar Telekom Plc. has significant shares:

Stonebridge Communications A.D. (Stonebridge A.D.)

In December 2000, Magyar Telekom Plc., on behalf of a consortium, reached an agreement with the government of Macedonia to purchase 51 percent of Makedonski Telekom on its privatization. The 51 percent ownership acquired by Magyar Telekom Plc. was contributed on January 16, 2001 to a newly established Macedonian holding company, Stonebridge A.D., which is a holding company residing in Skopje. Magyar Telekom Plc.’s has 100 per cent share in Stonebridge A.D. since 2004.

Crnogorski Telekom A.D.

In 2004, the Montenegrin Privatization Agency issued a tender for the sale of a 51.12 per cent stake in the Montenegrin Telecommunications Company (TCG). Magyar Telekom Plc. won the tender.

Crnogorski Telekom A.D. is the leading telecommunication service provider of Montenegro. The share purchase agreement was signed on March 15, 2005 in the amount of EUR 114 million.

In 2005, Magyar Telekom Plc. acquired a further 25.41 per cent share for EUR 27 million based on an agreement with minority shareholders.

22

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Investel Magyar Távközlési Befektetési Zrt. (Investel Zrt.)

Investel Zrt. was established in 1991 with the majority ownership of Magyar Telekom Plc. In 2007 EGERTEL Zrt. merged into Investel Zrt.

Currently it performs proprietorial and trustee tasks in certain subsidiaries of Magyar Telekom Plc.

Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.)

Magyar Telekom Plc. took a decision in 2005 to establish Pro-M Professzionális Mobilrádió Zrt. (Pro-M Zrt.) and it was registered at Court of Registry in 2006. The company was established to design, implement and install a wireless network (EDR) using TETRA technology and provides this service for exclusively to certain organizations (e.g. police, ambulance, etc.). The EDR agreement with the Prime Minister’s Office is for a period of ten years.

KFKI Rendszerintegrációs Zrt.

In 2006 Magyar Telekom Plc. purchased the 100 per cent ownership in KFKI (KFKI-LNX) Zrt. The company had further two subsidiaries: ICON Zrt. and IQSYS Zrt. All three were significant in Hungary’s IT service sector.  BCN Rendszerház Kft. and ICON Zrt. merged into the company with effect of December 31, 2007. In 2008 KFKI Zrt. sold its investment in IQSYS Zrt. to Magyar Telekom Plc.

In 2010, based on the merger contracts, KFKI Direkt Kft. and then EPT Zrt. merged into KFKI Zrt.

ViDaNet Kábeltelevíziós Szolgáltató Zrt. (ViDaNet Zrt.)

ViDaNet Zrt. was established in 2003 by the merger of several companies for providing cable television services. Magyar Telekom Plc.’s direct and indirect ownership in total is 90 per cent and has 49 per cent voting right in the company.

Origo Média és Kommunikációs Szolgáltató Zrt. (Origo Zrt.) - previously T-Online Magyarország Internet Szolgáltató Zrt.

The Extraordinary General Meeting of Magyar Telekom Plc. held on June 29, 2007 decided on the merger of the access business line of T-Online Magyarország Zrt. into Magyar Telekom Plc.

The internet and content providing business line of T-Online Magyarország Zrt. continues its activities under the name of Origo Média és Kommunikációs Szolgáltató Zrt. In 2010, M-Factory Zrt. merged into the company based on the merger contract with M-Factory Zrt.

Dataplex Infokommunikációs Infrastruktúra Szolgáltató és Ingatlanhasznosító Kft. (Dataplex Kft.)

On December 12, 2005, Magyar Telekom Plc. signed an agreement on purchasing the 100 per cent ownership of Dataplex Kft. The company is a major player in Hungary’s IT service sector.

After the approval of the Hungarian Competition Authority the Court of Registry registered the transaction on April 20, 2006.

Combridge S.R.L.

The company is an alternative telecommunication service provider of Romania. Its main activities are: international and domestic leased line connection, international internet access, international IPVPN services, roaming services and international VoIP call termination. In 2007, Magyar Telekom Plc. purchased the share of Combridge S.R.L from ViaBridge Ltd.

23

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Orbitel E.A.D.

The company is an alternative telecommunication service provider of Bulgaria and purchased by Magyar Telekom Plc. through ViaBridge Ltd. in 2006. Its main activities are: voice service, providing connection between sites, leased line and IPVPN services and system (network) integration. In 2007, Magyar Telekom Plc. purchased the share of Orbitel E.A.D. from ViaBridge Ltd. In 2009 Magyar Telekom Plc. notified the Bulgarian Competition Authority about the intention to sell its investment in the company. The Authority approved the transaction in January, 2010 and so the contract of sale on the investment successfully concluded on January 28, 2010. The company was cancelled from Magyar Telekom Plc.’s books.

IQSYS Informatikai Zrt. (IQSYS Zrt.)

IQSYS Zrt. was established in 1990. The company’s main activities are: releasing software, wholesale of computers and software, reproduction of computer storage media, data processing and repair of office computers.

In 2007 Magyar Telekom Plc. purchased 0.3 per cent direct ownership in the amount of HUF 15 million. T-Systems Hungary Kft. and Integris Rendszerház Kft. merged into IQSYS Zrt. with effect from December 31, 2007. In 2008 the Magyar Telekom Plc. purchased further shares and acquired 100 per cent ownership in the company.

Novatel E.O.O.D.

The company was established in 2004 with headquarters in Bulgaria. The company’s main activities are: international and domestic leased line connection, international internet access and IPVPN services, roaming services, infocommunication business solutions and international call termination. The company was owned by ViaBridge Ltd. until Magyar Telekom Plc. purchased it in 2007.

EurAccount Pénzügyi és Számviteli Szolgáltató Kft. (EurAccount Kft.)

EurAccount Kft. was established on March 1, 2005 by Magyar Telekom Plc. The company provided booking and accounting services for Magyar Telekom Plc. and its subsidiaries. The company’s activities were insourced into Magyar Telekom Plc. from January 1, 2011.

Első Pesti Telefontársaság Nyrt. (EPT Nyrt.)

EPT Nyrt. was established in 1992. The company provided IP based international and domestic telecommunication and call center services. Magyar Telekom Plc. made a voluntary public take-over bid for the company and after this transaction has been settled the company became a 100 per cent owned subsidiary of Magyar Telekom Plc.

In 2010 the Board of Directors of EPT Zrt. and KFKI Zrt. has decided on the merger of the two companies with the result that EPT Zrt. merged into KFKI Zrt. After the transaction has been settled the book value of EPT Zrt. was cancelled from Magyar Telekom Plc.’s books.

KIBU Innováció Kft.

The company was established in 1989 under the name of X-Byte Kft. Magyar Telekom Plc. has become 100 per cent owner of the company in 2005. The company changed its name to KIBU Innováció Kft. in 2007. Its activity is technical research and development as a nonprofit organization. KIBU is the Magyar Telekom Plc.’s innovation labor for young researchers who are interested in the convergence of mobile communication, online communities and urban space and are passionate about creating experimental projects in cross-disciplinary teams.

Novatel UKRAINE LLC

Magyar Telekom Plc. established NOVATEL Ukraine Limited Liability Company in 2005. The company’s main activity is to sale certain products of Magyar Telekom Plc. in Ukraine.

24

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

M-Factory Kommunikációs Szolgáltató Zrt.

In January 2007 Magyar Telekom Plc. purchased 100 per cent of Mobilpress Zrt.’s shares and 75.05 per cent share in M-Factory Kommunikációs Szolgáltató Kft. During 2007 the M-Factory Kft. merged into Mobilpress Zrt. The successor company’s name was changed to M-Factory Kommunikációs Szolgáltató Zrt. As a result of the transformation, Magyar Telekom Plc.’s ownership in the company changed to 92 per cent. In 2008 Magyar Telekom Plc. purchased the remaining 8 per cent of shares and increased its ownership to 100 per cent.

In 2010, based on the merger contract concluded with Origo Zrt. the company merged into Origo Zrt. M-Factory Zrt. was cancelled from Magyar Telekom Plc.’s investments.

Mindentudás Egyeteme Tudományos Közhasznú Nonprofit Kft.

The company was established in 2004 (under the name of Mindentudás Egyeteme Kht.) by Magyar Telekom Plc., the Hungarian Academy of Sciences and T-Online Magyarország Zrt. The purpose of its public activity is to organize public courses through media and other telecommunication means to help spreading knowledge of highly interesting scientific topics. The company conducts its business activities to accomplish its main purposes without endangering it. The proportion of Magyar Telekom Plc.’s direct share in the company changed from 40 per cent to 60 per cent subsequent to the merger of T-Online Zrt.’s access business line into Magyar Telekom Plc in 2007.

ISH International System House Informatika Kft. (ISH Informatika Kft.) and International System House Kereskedelmi és Szoftverfejlesztő Kft. (ISH Kft)

Main activity of ISH Kft. (established in 1996) and ISH Informatika Kft. (established in 2009 by demerge from ISH Kft.) is computer programming. ISH Informatika Kft. provides complex medical IT solutions, IT systems and services for its domestic and foreign customers. In 2009, Magyar Telekom Plc. acquired the 100 per cent shares of ISH Informatika Kft. and ISH Kft. and so became the sole owner of the companies.

Telekom New Média Zrt.

In 2009, Magyar Telekom Plc. as shareholder retired from IKO-TELEKOM Zrt. After the secession Telekom Média Holding Zrt. was established which is solely owned by Magyar Telekom Plc. The members of the holding are Telekom New Media Kft. and Telekom Content & Rights Kft.

With effect from July 31, 2010 - based on the merger contract — Telekom New Media Kft. and Telekom Content & Rights Kft. merged into Telekom New Média Holding Zrt. After the merger the company continues its activities under the name of Telekom New Media Szolgáltató Zártkörűen Működő Részvénytársaság (Telekom New Média Zrt.).

Telekom New Média Zrt. is the leading participant of the premium rated interactive market because of its international experience and own developed solutions.

MODULTECHNIKA Kereskedelmi és Szolgáltató Korlátolt Felelősségű Társaság (MODULTECHNIKA Kft.

MODULTECHNIKA Kft. provides cable tv and internet services through its modern cable tv network in Ajka and in the neighborhood. So far Magyar Telekom Plc. have not been presented itself with fixed line services on this service area. By this purchase — with the result that Magyar Telekom Plc. became the 100 per cent owner of MODULTECHNIKA Kft. — the Company’s aim is to strengthen its position on the fixed line telecommunication market.

25

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

8.         Non current loans granted to related parties

As of December 31, 2009 and 2010 non current loans granted to related parties are the following:

	2009	2010

Pro-M Zrt.	6,700	6,200
Dataplex Kft.	2,850	2,050
NOVATEL E.O.O.D.	2,197	0
IQSYS Zrt.	1,400	0

Total	13,147	8,250

The amount of loans does not include the instalments due within one year. These instalments are disclosed as short term receivables from related parties (see Note 12).

9.         Other non current loans granted

This caption contains long term loans granted to employees (HUF 3,429 million), the long term part of instalment receivables of cell phone sales (HUF 346 million), the non current deposit connected to acquiring KFKI Direkt Kft. investment (HUF 28 million) and deposits given (HUF 23 million) totalling HUF 3,826 million.

10.  Inventories

Inventories mainly include network maintenance materials, while the majority of goods are telecommunication goods and fixed assets held for sale.

The following is a movement table of inventories between January 1, 2009 and December 31, 2010:

	2009	2010

Opening balance	8,267	6,912
Change in inventories	-1,834	403
Impairment loss	-308	-296
Increase due to the merger	787	0

Closing balance	6,912	7,019

Further details of inventory impairment are disclosed in Appendix 4.

26

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

11. Accounts receivable

As of December 31, 2009 and 2010 accounts receivable include the following:

	2009	2010

Domestic accounts receivable	52,626	54,911
Foreign accounts receivable	1,532	1,322
Impairment of receivables	-14,494	-19,601
Total	39,664	36,632

The significant increase in domestic accounts receivable and impairment is mainly due to the increase in proportion and quantity of overdue receivables.

Further details on receivables impairment are disclosed in Appendix 4.

12. Receivables from related parties

Receivables from related parties as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Loans to KFKI Zrt.	200	3,400
Receivables from Pro-M Zrt.	684	2,993
Receivables from IQSYS Kft.	2,079	2,949
Loans to Novatel E.O.O.D.	86	2,372
Receivables from Origo Zrt.	553	802
Loans to Dataplex Kft.	800	800
Receivables from Combridge S.R.L.	408	536
Loans to ViDaNet Zrt.	900	450
Receivables from Novatel Ukraine L.L.C.	195	161
Receivables from Makedonski Telekom A.D.	107	82
Receivables form EurAccount Kft.	64	45
Loans to EPT Nyrt.	340	0
Loans to M-Factory Zrt.	220	0
Loans to Orbitel E.A.D.	7	0
Other	250	145
Total	6,893	14,735

13. Receivables from other related parties

In 2009, this caption contained two loans granted (HUF 20,000 million and HUF 9,500 million) to Deutsche Telekom A.G. which loans were repaid by the company in 2010.

27

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

14. Other receivables

The Company’s other receivables as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Roaming discount receivables(1)	0	3,054
Tax receivables	1,751	1,693
Advance payments given	1,560	1,618
Receivables from employees	1,302	1,273
Receivables from the government	86	61
Other	1,071	1,519
Total	5,770	9,218

(1) In 2009, roaming discount receivables were disclosed in prepayments and accrued income caption as accrued income related to telecommunication activities (HUF 3,035 million).

15. Securities

The amount of HUF 307 million represents the value of repurchased treasury stock.

The Company decided to launch the Appreciated employee share benefit program. During this program 1,112,679 pieces of own shares were handed over to the employees. The cancelled book value of the shares was HUF 872 million.

16. Prepayments and accrued income

	2009	2010
Accrued income related to telecommunication activities (1)	29,164	27,267
Accrued income related to related parties	911	543
Other	1,023	915
Accrued income	31,098	28,725

Accrued amount of value correction paid related to loans (2)	738	603
Rental fees	453	542
Insurance fees	142	2
Other	780	385
Prepaid costs and expenses	2,113	1,532

Total	33,211	30,257

(1) Revenues related to the main activity are accrued depending on the billing-cycle. The revenues of actual, but not invoiced traffic are accrued.

HUF 3,054 million roaming discount receivables are in other short term receivables in 2010 while HUF 3,035 million was accrued as income related to telecommunication activities in 2009.

(2) HUF 592 million is the accrued amount (on December 31, 2010) of value correction paid related to EUR 161 million loan taken up from Deutsche Telekom Finance B.V. in June, 2009. Of this amount HUF 146 million charges the years’ results between 2011 and 2014 annually and HUF 8 million charges the result of the year 2015. In 2010 a further HUF 28,418 million loan has been taken up and in connection with it HUF 10 million value correction was recorded.

28

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

17. Shareholder’s Equity

Shareholder	Number of shares	Nominal value (HUF per share)	Total value (HUF’000)	Ownership percentage (%)

MagyarCom Holding GmbH	617,436,759	100	61,743,676	59.21%
Free float	424,914,822	100	42,491,482	40.75%
Repurchased treasury stock (1)	390,862	100	39,086	0.04%
State-owned	100	100	10	0.00%
Total	1,042,742,543		104,274,254	100.00%

(1) In 2010, Magyar Telekom Plc. allotted 1,112,679 pieces of shares to its employees under the employee share benefit program

Changes in the equity items between January 1, 2009 and December 31, 2010 are summarized as follows:

	Common stock	Capital reserves	Retained earnings	Restricted reserves (2)	Balance Sheet Net Profit
Opening balance as of January 1, 2009	104,275	58,289	172,244	2,056	21,573
Increases	0	0	0	0	74,227
Increase due to merger	0	4,049	2,306	500	0
Decreases	1	0	3,892	0	-74,227
Decrease due to merger	0	3,386	3,011	0	0
Reclassifications	0	0	21,450	123	-21,573
Balance as of December 31, 2009	104,274	58,952	189,097	2,679	0
Increases	0	0	0	0	64,929
Decreases	0	0	605	0	0
Reclassifications	0	0	372	-372	0
Balance as of December 31, 2010	104,274	58,952	188,864	2,307	64,929

(2) Restricted reserves contain amount of own shares (HUF 307 million) and development reserve (HUF 2,000 million).

Restricted reserves decreased by HUF 872 million due to the decrease of own shares and increased by HUF 500 million due to creation of development reserve.

29

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

18. Provisions

	Early retirement and severance payments (1)	Contingent liabilities	Other	Total
Opening Balance as of January 1, 2009	8,958	9,699	1,425	20,082
Increase	7,300	6,839	195	14,334
Increase because of merger	14	37	2	53
Decrease	8,256	5,619	1,099	14,974
Closing Balance as of December 31, 2009	8,016	10,956	523	19,495
Increase	3,544	4,893	0	8,437
Decrease	5,917	3,315	0	9,232
Reclassification	0	523	-523	0
Closing Balance as of December 31, 2010	5,643	13,057	0	18,700

(1) In 2010, HUF 3,544 million provision was recognized and HUF 5,917 million was reversed in connection with headcount reduction.

The main items of reversals of provision for contingent liabilities during the year are as follows:

Titles	2009	2010
Derivatives	0	1,332
Customer loyalty program	2,565	1,321
Employees’ bonuses	272	201
Penalties	260	173
Environmental liabilities	300	101
Legal cases	325	55
Guarantee liabilities	48	46
Contractual (asset retirement) obligation	7	11
Remitted employee loans	0	5
Payment obligation due to EKG agreement	1,453	0
Royalties	257	0
Contractual obligation on dismissal expenses of employees	132	0
Other	0	70
Total reversals	5,619	3,315

30

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The main items of increase of provision for contingent liabilities during the year are as follows:

Titles	2009	2010
Customer loyalty program	2,253	1,789
Derivatives	3,229	953
Contractual (asset retirement) obligation	569	721
Legal cases	311	661
Penalties	156	458
Obligation on invention	0	128
Environmental liabilities	88	71
Guarantee liabilities	46	45
Employees’ bonuses	163	17
Other	24	50
Total increases	6,839	4,893

Provision created for the expected loss related to forward and swap deals still open on the balance sheet date and disclosed on negative fair value among off-balance sheet contingent liabilities.

19. Other non current loans

The Company’s long term loan liabilities were HUF 6,181 million as of December 31, 2010.

During 2010, HUF 7,729 million was drawn down and HUF 13,552 million was reclassified to current loans. The Company repaid HUF 11,000 million during 2010.

HUF 116 million non-realized foreign exchange gain was recognized on loans denominated in foreign currency.

The short term parts of other non current loans are disclosed among current loans (see Note 21).

The Company does not have any assets pledged for loans.

The maturities of non current bank loans are as follows (including debt from issuance of bonds):

Due dates	Amount
2012	2,787
2013	3,394
Further instalments in total (1)	121
Total	6,302

(1) Debt from issuance of bonds

31

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

20. Non current liabilities to other related parties

This caption contains the non current portion of other related party loans received from Deutsche Telekom Finance B.V. The closing balance of these loans as of December 31, 2010 is HUF 228,817 million.

HUF 28,418 million were drawn down in December 2010 repayable until 2016 (fix interest rate of 6.08925 per cent).

The short term portion of related party loans (HUF 68,486 million) is disclosed in Note 23.

The maturities of non current owner’s loans are as follows:

Maturity	Amount
2012	49,486
2013	34,487
2014	20,906
2015	95,520
2016	28,418
Total	228,817

21. Current loans

The Company’s current loans received from banks were HUF 43,068 million as of December 31, 2010.

During 2010, HUF 126,878 million was drawn down and HUF 13,552 million was reclassified from long term loans. The Company repaid HUF 130,206 million during 2010 which contains HUF 48 million realized foreign exchange loss and HUF 65 million foreign exchange gain.

At year-end additional HUF 116 million non-realized foreign exchange loss and HUF 81 million non-realized foreign exchange gain were recognized on loans denominated in foreign currency.

22. Current liabilities to related parties

The current liabilities to related parties as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Loan payable to Stonebridge A.D. (1)	16,000	30,123
Liabilities to KFKI Zrt.	4,424	4,991
Liabilities to Investel Zrt. (2)	7,175	4,840
Liabilities to IQSYS Zrt.	1,619	2,131
Loan payable to Telekom Média Holding Zrt.	1,600	1,765
Advance dividend received (Crnogorski Telekom A,D.) (3)	9,852	0
Other (4)	2,644	2,601
Total	43,314	46,451

(1) In 2010 HUF 27,411 million loan was drawn down, HUF 14,371 million was repaid and HUF 365 million interest was capitalized. In addition HUF 93 million realized and HUF 792 million non-realized foreign exchange loss, HUF 130 million realized and HUF 37 million non-realized foreign exchange gain were recognized.

(2) The change is due to the HUF 2,330 million repayment in 2010.

(3) Dividend received in 2009.

(4) The category ‘Other’ contains other loans payable to the companies not mentioned above (HUF 833 million in 2009 and HUF 369 million in 2010). In addition it contains interest pool liabilities to companies not mentioned above (HUF 965 million in 2009 and HUF 1,417 million in 2010). It also includes accounts payable liability and not invoiced services (HUF 846 million in 2009 and HUF 815 million in 2010).

32

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

23. Current liabilities to other related parties

This caption contains the short term part of the loans from Deutsche Telekom Finance B.V.

Maturity	Interest	Amount
January 31, 2011	3 month BUBOR +0.17525%	9,486
April 13, 2011	6 month BUBOR +0.395%	25,000
July 11, 2011	Fix 7.74856%	34,000
Total		68,486

Deutsche Telekom AG has pledged its intention for financing the Company’s needs at least until the end of June 2012.

24. Other current liabilities

Other current liabilities as of December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Value Added Tax	2,838	3,905
Liability from topping up the universal balance	2,920	3,362
Discount granted subsequently on roaming traffic (1)	0	2,083
Personal income tax	215	1,221
Payables to employees and related contributions	2,005	1,208
Liabilities to government	555	171
Solidarity tax	159	0
Dividends payable 2009	77,052	0
Dividends payable 2010 (2)	0	0
Other (3)	3,009	2,509
Total	88,753	14,459

(1) Discount granted subsequently on roaming traffic was disclosed in accrued expenses and deferred income in 2009 but in 2010 it was disclosed in other current liabilities. The amount of discount was HUF 1,602 million in 2009.

(2) Dividend payable for 2010 has not been decided yet.

(3) The category “Other” includes HUF 102 million and HUF 100 million unpaid dividends approved for 2009 and 2010, respectively. The category also contains vehicle leasing liabilities (HUF 514 million in 2009 and HUF 528 million in 2010) and customer overpayment liability (HUF 1,444 million in 2009 and HUF 1,342 million in 2010). The decrease is mainly due to the HUF 252 million payment to KASSZA based on the judgment of Capital City Tribunal.

33

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

25. Accrued expenses and deferred income

	2009	2010
Deferred subscription and traffic fees	3,665	3,247
Deferred income from related parties	552	694
Deferred income of rebranding (1)	297	273
Other	307	307
Deferred income	4,821	4,521
Vendor accruals	19,163	20,712
Accrued interest on owners’ loan	7,674	7,281
Accrued payroll related expenses	6,292	5,566
Accrued frequency usage fee	4,322	4,729
Accruals to related parties	2,252	3,011
Accrued interests	1,106	902
Accrued roaming related expenses (2)	2,093	545
Accrued value added services	249	281
Accrued expenses	43,151	43,027
Other deferred revenue	297	236
Total	48,269	47,784

(1) The reimbursement received from the parent company in connection with rebranding-related capitalized expenditures is shown as deferred income, and recognized in other revenues in line with the depreciation of the related assets.

(2) HUF 1,602 million discount granted subsequently on roaming traffic was disclosed in accrued expenses and deferred income in 2009 but in 2010 it was disclosed in other current liabilities.

26. Domestic sales

Domestic sales in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010

Mobile traffic revenues	183,536	164,362
Subscriptions, connections and other charges relating to voice and data services	152,873	154,093
Leased lines, data transmission and IT revenues	37,296	33,350
Fixed line traffic revenues	36,648	32,496
Revenues entirely from TV services	10,239	22,805
Handset revenues	16,512	17,936
Revenues from equipment sales	931	1,103
Other revenues	18,402	16,687
Total domestic sales	456,437	442,832

34

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

27. Export sales by geographical areas

Export sales by geographical areas in the years ending December 31, 2009 and 2010 are summarized as follows (sales are solely connected with services provided):

	2009		2010
		%		%
Europe (within the EU)	15,949	84.69%	12,717	79.92%
Europe (outside the EU)	1,991	10.57%	2,366	14.87%
Asia	468	2.48%	383	2.41%
America	333	1.77%	306	1.92%
Australia	73	0.39%	99	0.62%
Africa	18	0.10%	42	0.26%
Total export sales	18,832	100.00%	15,913	100.00%

28. Other revenues

Other revenues in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Reversal of provisions (1)	14,974	9,232
Discount received subsequently	3,695	3,028
Other revenues in connection with impairment (2)	2,097	2,713
Default interest, penalties, compensations	2,220	2,499
Revenue from sale of intangible and tangible fixed assets	493	680
Revenue from receivable factoring	161	145
Renaming and rebranding	113	107
Other	880	1,046
Total	24,633	19,450

(1) The change compared to the previous year is mostly due to the decreases of the following: early retirement pension and severance payment provisions (HUF 2,373 million), the customer loyalty program reversal (HUF 1,244 million), the EKG provision reversal (HUF 1,453 million) and the reversal of previous year’s provision for derivatives (HUF 1,332 million). Provisions are detailed in the Note 18.

(2) The change is due to the increase in the received amounts of overdue and impaired receivables in relation to the previous year.

29. Import purchases

Import purchases by geographical areas in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009			2010
	Services	Products	Total	Services	Products	Total

Europe (within the EU)	19,317	13,086	32,403	18,668	14,627	33,295
Asia	1,120	904	2,024	2,136	2,391	4,527
Europe (outside the EU)	2,788	314	3,102	3,183	664	3,847
America	6,341	71	6,412	2,954	60	3,014
Africa	263	0	263	339	0	339
Australia	41	0	41	43	0	43
Total	29,870	14,375	44,245	27,323	17,742	45,065

35

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

30. Cost of services

Cost of services in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Repair and maintenance costs	21,041	19,936
Rental fees	11,614	11,490
Fees paid to entrepreneurs	7,859	8,886
Commissions paid	9,227	8,582
Marketing expenses	9,579	8,481
Expenses of rented workforce and operator activities	10,389	8,097
Consultancy	10,287	6,622
Payments to international network operators	6,109	4,917
Postage	2,451	2,538
Property operating costs	1,663	1,530
Bookkeeping services	1,701	1,528
Education, training expenses	1,327	1,352
Brand license fee	411	840
Services related to other revenues	967	557
Travel and accommodation costs	512	447
Fleet management	468	295
Payments to Internet service providers	158	86
Other (1)	865	1,251
Total	96,628	87,435

(1) In 2010, it contains HUF 635 million services used related to EKG contract.

31. Costs of services sold (intermediated)

Costs of intermediated services sold in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Payment to mobile operators (1)	48,875	42,278
Costs of TV services (2)	3,151	8,253
Costs of intermediated RI/IT services	6,276	7,646
Payment to other fixed line network operators	5,075	6,821
Costs of content providing and mobile trade services sold	4,294	4,425
Charges for network use paid to Cable TV companies (2)	4,583	265
Other	1,341	1,177
Total	73,595	70,865

(1) Decrease of payment to mobile operators is due to the decrease in regulated call termination charges.

(2) Because of T-Kábel merged into Magyar Telekom Plc. the charges for network use paid to cable TV companies decreased significantly and at the same time the program and royalty fees increased significantly among Costs of TV services

36

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

32. Employees

The average number of employees in 2009 and 2010 are as follows:

	December 31, 2009
	Average number of employees (person)	Salaries and Wages	Other payroll related expenses
Full-time employees
blue collar	912	2,966	1,230
white collar	5,483	41,920	8,206
total	6,395	44,886	9,436
Part-time employees
blue collar	2	3	2
white collar	68	198	83
total	70	201	85
Employees total
blue collar	914	2,969	1,232
white collar	5,551	42,118	8,289
total	6,465	45,087	9,521

Employees not in headcount (1)	0	2,189	3,887
Total	6,465	47,276	13,408

	December 31, 2010
	Average number of employees (person)	Salaries and Wages	Other payroll related expenses
Full-time employees
blue collar	946	3,171	1,601
white collar	5,078	38,236	8,916
total	6,024	41,407	10,517
Part-time employees
blue collar	3	6	4
white collar	116	262	135
total	119	268	139
Employees total
blue collar	949	3,177	1,605
white collar	5,194	38,498	9,051
total	6,143	41,675	10,656

Employees not in headcount (1)	0	2,453	866
Total	6,143	44,128	11,522

(1) Includes employees on maternity leave, who are excluded from the average statistical number of employees.

In 2009 the amount of severance payment and early retirement pension (other payroll related expenses) was disclosed fully in the employees not in headcount category while in 2010 it was allocated proportionally to all categories.

37

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

33. Remuneration of Board of Directors and Supervisory Board

The remuneration of members of the Board of Directors and Supervisory Board of the Company in the years ending December 31, 2009 and 2010 is summarized below:

Year	Board of Directors	Supervisory Board	Total
2009	13	42	55
2010	13	48	61

The members of Board of Directors have not received any advance payments or loans from the Company. The members of Supervisory Board have received advance payments or loans in the current year as follows:

Description	Supervisory Board
Advance payments
Opening balance	0
Payments in the current year	0
Payments repaid	0
Closing balance	0
Loans
Opening balance	3
Disbursements in the current year	0
Loans repaid in the current year (1)	0
Closing balance	3

(1) The members of Supervisory Board repaid HUF 287,540 in 2010.

The loans are to be reimbursed monthly, the average repayment term left is 80 months. All advance payments and loans are free of interest.

The Company did not offer guarantees on behalf of the members of the Board of Directors and Supervisory Board and has no retirement pension liability to them.

38

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

34. Other expenses

Other expenses in the years ending December 31, 2009 and 2010 are as follows:

	2009	2010
Taxes, contributions, fees (Government taxes) (1)	8,161	34,231
Impairment of receivables and inventories, extraordinary depreciation of intangible and tangible fixed assets	11,120	12,170
Provisions (2)	14,334	8,440
Discount granted subsequently on roaming traffic	1,838	1,890
Withholding tax	1,276	1,598
Factored receivables	639	686
Net book value of fixed assets sold	362	427
Write-off of uncollectible receivables	457	368
Loss of intangible and tangible fixed assets and inventory shortage	356	356
Other (3)	2,030	534
Total	40,573	60,700

(1) Contains HUF 26,174 million crisis tax for 2010

(2) HUF 7,300 million provisions were recognized for early retirement and several payment in 2009 and HUF 3,544 million in 2010. Provisions are detailed in the Note 18.

(3) In ‘Other’ HUF 1,429 million expenses related to EKG agreements were disclosed in 2009.

39

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

35. Results of financial activities

	2009.	2010.

Dividends received from Telekom Crna Gora	2,158	18,723
Dividends received from Stonebridge A.D.	23,177	13,268
Dividends received from KFKI Zrt.	3,500	3,500
Dividends received from Investel Zrt.	1,350	2,600
Dividends received from Pro-M Zrt.	500	700
Other	724	308

Dividends and profit sharing received	31,409	39,099

Interest from Pro-M Zrt.	816	437
Interest from Dataplex Kft.	334	185
Other	202	70

Interest income on fianancial investments	1,352	692

Interest from KFKI Zrt.	117	185
Interest from Deutsche Telekom A.G.	639	182
Interest from IQSYS Zrt.	121	182
Interest from banks	1,542	163
Interest from T-Kábel Magyarország Kft.	631	0
Other	515	257

Other interest icome received	3,565	969

Realized foreign exchange gain	4,395	4,186
Non-realized foreign exchange gain	2,385	1,736
Other	118	194

Other revenues on financial activities	6,898	6,116

Other	0	56

Revenues from financial transactions	43,224	46,932

Interest paid to Deutsche Telekom	28,549	19,051
Interests of current account and bank loans	4,660	3,433
Other interests	771	573

Interest expense	33,980	23,057

Investerl Zrt. write-off	0	2,397
Orbitel E.A.D. write-off	335	0
Other	141	0

Write-off of investments	476	2,397

Realized foreign exchange loss	3,687	7,273
Non-realized foreign exchange loss	211	0
Other	301	334

Other expenses on financial activities	4,199	7,607

Expenditures from financial transactions	38,655	33,061

Financial results	4,569	13,871

40

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

In 2010, HUF 1,193 million realized foreign exchange gain and HUF 3,782 million foreign exchange loss were recorded in connection with closed derivative transactions. All of the closed derivative F/X deals were contracted on the OTC market for hedging purposes with the original aim of delivery.

36. Extraordinary revenues

Extraordinary revenues in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Assets received free of charge (1)	4	0
Extraordinary revenues adjusting tax base	4	0

Revenues related to investments in subsidiaries:
- Merger of EPT Zrt. into KFKI Zrt.	0	398
- Merger of KFKI Direkt into KFKI Zrt.	0	225
- Merger of M-Factory into Origo Zrt.	0	53
- Cancellation of IKO-Telekom Zrt. share (separation)	1,745	0
- Cancellation of Viabridge Ltd. share (liquidation)	106	0
Development contributions	29	38
Assets received free of charge (1)	6	5
Dividends expired	14	0
Other extraordinary revenues	29	21
Extraordinary revenues not adjusting tax base	1,929	740

Total	1,933	740

(1) Because of the change in Corporate Tax Law the loss items adjusted the tax base in 2009 do not adjust it in 2010.

41

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

37. Extraordinary expenses

The extraordinary expenses of the Company in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Donation to foundations, charities and other organizations	708	482
Dimenzió contributions (1)	1,144	0
Forgiveness of loans to subsidiaries (1)	660	0
Net book value of assets contributed free of charge and service provided	58	0
Net book value of receivables waived (1)	44	0
Extraordinary losses adjusting tax base	2,614	482

Assets contributed and service provided free of charge	0	431
Expenses related to investments in subsidiaries:
- Merger of EPT Zrt. into KFKI Zrt.	0	326
- Merger of KFKI Direkt into KFKI Zrt.	0	264
- Merger of M-Factory into Origo Zrt.	0	63
- Cancellation of IKO-Telekom share (separation)	1,600	0
- Cancellation of Viabridge Ltd. share (liquidation)	106	0
Dimenzió contributions (1)	0	291
Receivables waived (1)	0	44
Forgiveness of loans to subsidiaries (1)	0	10
Other extraordinary losses	0	4
Extraordinary losses not adjusting tax base	1,706	1,433

Total	4,320	1,915

(1) Because of the change in Corporate Tax Law the loss items adjusted the tax base in 2009 do not adjust it in 2010.

42

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

38. Transactions with related parties and subsidiaries of Deutsche Telekom Group

Balances of transactions with related parties not disclosed in the balance sheet and income statement are detailed as follows.

Loans received from owners are disclosed as Non current liabilities to other related parties or Current liabilities to other related parties. Their interests are disclosed separately as expenses from financial transactions in the income statement.

Revenues and expenses (mainly relating to telecommunication services) from the subsidiaries of Deutsche Telekom Group were not disclosed separately as transactions with related parties.

Transactions with related parties and subsidiaries of Deutsche Telekom in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Net domestic sales	456,437	442,832
- of which: related parties	8,045	5,229
- of which: subsidiaries of Deutsche Telekom Group	583	802
Net export sales	18,832	15,913
- of which: related parties	1,383	1,128
- of which: subsidiaries of Deutsche Telekom Group	12,033	9,665
Other revenues	24,633	19,450
- of which: related parties	60	276
- of which: subsidiaries of Deutsche Telekom Group	2,830	4,585
Accounts receivable	39,664	36,632
- of which: subsidiaries of Deutsche Telekom Group	758	534
Receivables from other related companies	29,500	0
- of which: subsidiaries of Deutsche Telekom Group	29,500	0
Other receivables	5,770	9,218
- of which: subsidiaries of Deutsche Telekom Group	2	3,075
Accrued income	31,098	28,725
- of which: subsidiaries of Deutsche Telekom Group	3,990	947
Prepaid expenses	2,113	1,532
- of which: subsidiaries of Deutsche Telekom Group	820	603
Accounts payable	29,534	26,999
- of which: subsidiaries of Deutsche Telekom Group	1,477	1,870
Current liabilities to other related parties	59,799	68,486
- of which: subsidiaries of Deutsche Telekom Group	59,799	68,486
Other current liabilities	88,753	14,459
- of which: subsidiaries of Deutsche Telekom Group	0	2,048
Deferred Income	4,821	4,521
- of which: subsidiaries of Deutsche Telekom Group	552	694
Accrued expenses	43,151	43,027
- of which: subsidiaries of Deutsche Telekom Group	10,726	8,967

43

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

39. Corporate Income Tax

The differences between profit before tax and the tax base for the years ending December 31, 2009 and 2010 are presented below:

	2009	2010
Profit before tax	76,415	65,170
Depreciation according to the Act on Accounting	82,840	82,685
Impairment of receivables	8,648	10,207
Recognition of provisions	14,334	8,440
Derecognition of intangible and tangible assets, reclassification to current assets	2,279	2,494
Non-repayable donations, assets and services given free of charge, assumed liabilities	2,600	470
Recoverable, waived and expired receivables	145	13
Other increasing items	525	2,631
Tax base increasing items	111,371	106,940

Depreciation according to the Tax Law	116,012	93,975
Dividend income	31,409	39,099
Reversal of provisions	14,974	9,232
Bad debt write-off, received payments on uncollectible receivables, reversal of impairment	2,733	4,342
Non realized foreign exchange gain	3,030	4,199
Derecognition of intangible and tangible assets, reclassification to current assets	1,834	1,889
Utilization of tax loss carried forward	320	859
Development reserve	500	500
R&D costs	333	380
Subsidies received	75	107
Donations	612	4
Local business tax	7,073	0
Other decreasing items	1	1
Tax base decreasing items	178,906	154,587

Tax base	8,880	17,523

Calculated amount of tax	1,421	3,307
Tax credit	1,137	3,068
Solidarity tax	1,904	0
Corporate Income Tax (1)	2,188	239

(1) Corporate Income Tax liability is HUF 241 million in the income statement which contains HUF 2 million income tax obligation for energy service companies in 2010.

44

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

Other tax related information

552/2004 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 5,908 million at present value.”

19/2005 Ministry of Finance Resolution: “Tax credit in connection with improvement program cannot exceed HUF 2,614 million at present value.”

Tax credit on broadband Internet investments announced for 2006: “Tax credit cannot exceed HUF 2,292 million at present value.”

Tax credit on broadband Internet investments announced for 2007: “Tax credit cannot exceed HUF 1,318 million at present value.”

12.724/2005 Ministry of Finance Resolution: “The tax credit is applicable in connection with construction of WLAN put into service by T-Mobile Magyarország Rt. which also provides broadband internet service and cannot exceed HUF 334 million at present value.”

The tax credit is applicable in connection with construction of UMTS network announced by T-Mobile on 18 August, 2005 which also provides broadband internet service and cannot exceed HUF 4,215 million at present value.

Tax credit on broadband Internet investments announced for 2006 by T-Mobile. The tax credit is applicable in connection with construction of WLAN which also provides broadband internet service and cannot exceed HUF 835 million at present value.

In July, 2009 the Hungarian Tax Authority (APEH) started a complex inspection at Magyar Telekom Plc. concerning all kinds of taxes relating to the years 2005 and 2006. The inspection was closed in 2009. 2006 is the last year closed by comprehensive audit by APEH at the Company. Tax authorities may at any time inspect the books and records until the end of the 6th year following the year when the tax declarations were submitted and can levy extra tax or penalty. Management of the Company is not aware of any circumstances which could result in a significant liability in this respect.

In October, 2010 the Hungarian Parliament adopted a law on crisis tax imposing some industrial sectors. Based on this law Magyar Telekom Plc. has to pay crisis tax after its telecommunication and retail revenues as of 2010. The amounts of crisis tax are HUF 26,155 million after telecommunication revenue and HUF 19 million after retail revenue in 2010. Based on the law these were recorded as expense and decreased the profit before taxes.

40. Dividend

The current year’s dividend payable of Magyar Telekom Plc. has not yet been decided.

41. Off-balance sheet items

Off-balance sheet items are mainly contractual commitments (rental contracts, contracted construction-in-progress and other development commitments, guarantee obligations, obligations related to acquisition of a company, environmental, restoration and other expected obligations).

Off-balance sheet items are detailed (including the off-balance sheet receivables and liabilities related to forward and swap deals not closed until the balance sheet day) in Appendix 5.

45

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

42. Hazardous waste, Research & Development costs

The following table shows the movement of hazardous waste at the Company in 2010 (data in kilograms):

Hazardous waste (kg)
December 31, 2009	0
Increase
Lead batteries	162,059
Soil and rocks containing hazardous substance	44,550
Other	20,425
Increase in total	227,034
Decrease
Lead batteries	162,059
Soil and rocks containing hazardous substance	44,550
Other	20,425
Decrease in total	227,034
December 31, 2010	0

HUF 272 million environmental expenses were recorded in 2009 and HUF 188 million in 2010.

In 2010, HUF 737 million research and development costs were recorded in Magyar Telekom Plc. (in 2009 it was HUF 721 million).

43. Self-revisions

At Magyar Telekom Plc., financial events that are related to prior years are recorded in the current year through self-revision.

According to the Hungarian Accounting Regulations, if the impact of the self-revision exceeds the 2 per cent of the total assets of the current year, or at least HUF 500 million, such items must be disclosed in a separate column in both the balance sheet and the income statement.

Errors related to prior years, that were discovered in 2009 exceeded the HUF 500 million limit (irrespective of their profit increasing or decreasing nature), therefore they are presented next to previous year’s figures in the balance sheet and income statement.

The total (profit decreasing) impact of self-revisions is HUF 605 million and is broken down by corresponding years as follows:

Year	Self-revision

1996	2
1997	14
1998	-1
1999	-1
2004	2
2005	565
2006	920
2007	804
2008	-893
2009	-807

46

Magyar Telekom Plc.

Notes to the Financial Statements prepared
in accordance with the Hungarian Act on Accounting
as of December 31, 2010

(All amounts in millions of HUF, unless otherwise indicated)

The major items based on the „A” type income statement lines are the following:

I. Sales revenue		-126
Leased lines and data transmission revenues	-128
Revenues entirely from TV services	-115
Subscriptions, connections and other charges relating to voice and data services	-98
Revenues from asset sale	-1
International leased lines	6
Fixed line traffic revenues	26
Other export revenues	101
Other	83
II. Own work capitalized		-137
Change in self-manufactured inventories	-104
Capitalized value of self-manufactured assets	-33
III. Other revenues		14
Subsidies received compensating costs	-8
Discount received subsequently on roaming traffic	28
Other	-6
IV. Material-type expenses		-442
Advertisement and marketing costs	-159
Material costs	-119
Education, conference, travel, accommodation	-65
Software support	-39
Repair and maintenance	-38
Rental fees	-27
Intermediated services	19
Other	-14
V. Payroll and related expenses		161
VAT on contribution in kind given to rented workforce	78
PIT on other contributions in kind	63
Social Security	25
Other	-5
VI. Depreciation		390
Depreciation related to prior years	390
VII. Other expenses		203
Shortages, damages and impairment of tangible and intangible assets	111
Innovative contribution, environmental protection product charge	52
Local tax	17
Tangible and intangible assets sold and construction in progress	17
Other	6
IX. Expenses from financial transactions		-2
IPTV —VOD guarantee	-2
D. PROFIT FROM EXTRAORDINARY ACTIVITIES		18
Donation line — liquid assets transferred without consideration	17
Other	1
XII. Corporate income tax		64
Solidarity tax	34
Corporate income tax	30
Impact on net income		-605

47

Magyar Telekom Plc.

Notes to the Financial Statements prepared

in accordance with the Hungarian Act on Accounting

as of December 31,2010

(All amounts in millions of HUF, unless otherwise indicated)

44. Remuneration of auditor

Fees charged by the auditors in the years ending December 31, 2009 and 2010 are summarized as follows:

	2009	2010
Audit	282	222
Other assurance services (1)	340	169
Other non-audit services (1)	3	4
Tax consultancy	0	0

Total	625	395

(1) HUF 205 million audit services connected to 10A inspection were disclosed in other non-audit services in 2009.

Budapest, February 28, 2011

	Christopher Mattheisen	Thilo Kusch
	Chairman and Chief Executive Officer,	Chief Financial Officer,
	Chairman of the Board	Board member

48

Appendix 1	Balance Sheet related to Energy services	Magyar Telekom Plc. 2010

data in millions of HUF

ASSETS

	December 31, 2010
	Electricity	Gas	Other	Total

A. FIXED ASSETS AND FINANCIAL INVESTMENTS	115	338	817,453	817,906

I. Intangible assets	86	281	191,288	191,655
Capitalised costs of foundation and restructuring	0	0	0	0
Capitalised costs of research and development	0	0	0	0
Rights	86	281	55,471	55,838
Intellectual property	0	0	4,566	4,566
Goodwill	0	0	131,251	131,251
Advance payments on intangible assets	0	0	0	0

II. Tangible assets	23	42	434,866	434,931
Land and buildings and related rights	19	33	241,367	241,419
- Land	1	1	2,754	2,756
- Buildings	17	30	64,406	64,453
- Telecommunication network	0	0	163,828	163,828
- Other properties	1	2	9,434	9,437
- Real estate related rights	0	0	945	945
Technical equipment, machinery and vehicles	0	0	149,469	149,469
- Telecommunication equipment and machinery	0	0	147,502	147,502
- Other technical equipment, machinery and vehicles	0	0	1,967	1,967
Other equipment and vehicles	3	6	9,972	9,981
Construction-in-progress	1	3	33,987	33,991
Advance payments on construction-in-progress	0	0	71	71

III. Financial investments	6	15	191,299	191,320
Non current investments in related parties	0	0	179,244	179,244
Non current loans granted to related parties	3	5	8,242	8,250
Other investments	0	0	0	0
Other non current loans granted	3	10	3,813	3,826
Non current bonds and other securities	0	0	0	0

B. CURRENT ASSETS	39	113	73,432	73,584

I. Inventories	0	0	7,019	7,019
Raw materials	0	0	826	826
Work in progress and semi-finished products	0	0	149	149
Finished products	0	0	0	0
Goods resale	0	0	6,044	6,044
Advance payments on inventories	0	0	0	0

II. Receivables	37	110	60,438	60,585
Accounts receivable	31	97	36,504	36,632
Receivables from subsidiaries	4	8	14,723	14,735
Bills receivable	0	0	0	0
Receivables from other related companies	0	0	0	0
Other receivables	2	5	9,211	9,218

III. Securities	0	0	307	307
Investments in related parties	0	0	0	0
Other investments	0	0	0	0
Treasury stock, quotas	0	0	307	307
Marketable securities	0	0	0	0

IV. Liquid assets	2	3	5,668	5,673
Cash and cheques	0	0	96	96
Bank deposits	2	3	5,572	5,577

C. PREPAYMENTS	45	90	30,122	30,257

Accrued income	45	74	28,606	28,725
Prepayments for costs and expenses	0	16	1,516	1,532
Deferred expenses	0	0	0	0

TOTAL ASSETS	199	541	921,007	921,747

data in millions of HUF

LIABILITIES AND SHAREHOLDER’S EQUITY

		December 31, 2010
		Electricity	Gas	Other	Total

D. SHAREHOLDER’S EQUITY		-145	-428	419,899	419,326

I.	Common stock	0	0	104,274	104,274
	- of this treasury stock at par value	0	0	100	100
II.	Unpaid share capital (-)	0	0	0	0
III.	Capital reserves	0	0	58,952	58,952
IV.	Retained earnings	0	0	188,864	188,864
V.	Restricted reserves	0	0	2,307	2,307
VI.	Valuation reserves	0	0	0	0
VII.	Net income	-145	-428	65,502	64,929

E. PROVISIONS		0	0	18,700	18,700

	Provision for expected obligations	0	0	18,700	18,700
	Provision for expected expenses	0	0	0	0
	Other provisions	0	0	0	0

F. LIABILITIES		164	344	435,429	435,937

I.	Subordinated liabilities	0	0	0	0

II.	Non current liabilities	78	140	235,876	236,094
	Non current borrowings	0	0	0	0
	Convertible bonds	0	0	0	0
	Debt from issuance of bonds	0	0	121	121
	Investment and development loans	0	0	0	0
	Other non current loans	2	4	6,175	6,181
	Non current liabilities to related parties	0	0	0	0
	Non current liabilities to other related parties	76	136	228,605	228,817
	Other non current liabilities	0	0	975	975

III.	Current liabilities	86	204	199,553	199,843
	Current borrowings	0	0	70	70
	- of this convertible bonds	0	0	0	0
	Current loans	15	26	43,027	43,068
	Advances received	0	0	310	310
	Accounts payable	42	99	26,858	26,999
	Bills of exchange payable	0	0	0	0
	Current liabilities to related parties	13	24	46,414	46,451
	Current liabilities to other related parties	23	40	68,423	68,486
	Other current liabilities	-7	15	14,451	14,459
	- of this dividends payable	0	0	0	0

G. ACCRUED EXPENSES		77	196	47,511	47,784

	Deferred income	0	3	4,518	4,521
	Accrued expenses	77	193	42,757	43,027
	Other deferred revenue	0	0	236	236

DIFFERENCE BECAUSE OF SEPARATION		103	429	-532	0

TOTAL LIABLITIES AND SHAREHOLDER’S EQUITY		199	541	921,007	921,747

	January - December, 2010
	Electricity	Gas	Other	Total

1. Domestic sales	153	272	442,407	442,832
2. Export sales	0	0	15,913	15,913
I. Sales revenues	153	272	458,320	458,745

3. Change in self-manufactured inventories	0	0	41	41
4. Capitalised value of self-manufactured assets	3	10	18,485	18,498
II. Own work capitalized	3	10	18,526	18,539

III. Other revenues	0	0	19,450	19,450
of which: reversal of impairment	0	0	0	0

5. Costs of raw material	4	13	24,719	24,736
6. Costs of services	74	202	87,159	87,435
7. Costs of other services	1	2	14,397	14,400
8. Cost of goods sold	89	203	33,411	33,703
9. Costs of services sold (intermediated)	55	40	70,770	70,865
IV. Material-type expenses	223	460	230,456	231,139

10. Salaries and wages	41	139	43,948	44,128
11. Other payroll related costs	5	18	11,499	11,522
12. Payroll related contributions	13	44	14,067	14,124
V. Payroll and related expenses	59	201	69,514	69,774

VI. Depreciation	7	25	82,615	82,647

VII. Other expenses	4	9	60,687	60,700
of which: impairment	2	1	12,167	12,170

A. PROFIT FROM OPERATING ACTIVITIES	-137	-413	53,024	52,474

13. Dividends and profit sharing (received or due)	0	0	39,099	39,099
of which: received from related parties	0	0	39,099	39,099
14. Foreign exchange gains on sale of investments	0	0	56	56
of which: received from related parties	0	0	0	0
15. Interest income and gains on financial investments	0	0	692	692
of which: received from related parties	0	0	692	692
16. Other interest income received	0	1	968	969
of which: received from related parties	0	0	780	780
17. Other revenues from financial activities	1	2	6,113	6,116
VIII. Revenues from financial transactions	1	3	46,928	46,932

18. Loss on the sale of financial investments	0	0	0	0
of which: related to related parties	0	0	0	0
19. Interest expense	8	14	23,035	23,057
of which: related to related parties	0	1	882	883
related to other related party	6	11	19,134	19,151
20. Impairment of investments, securities and bank deposits	0	0	2,397	2,397
21. Other expenses refinancial activities	1	2	7,604	7,607
IX. Expenses from financial transactions	9	16	33,036	33,061

B. FINANCIAL RESULTS	-8	-13	13,892	13,871

C. PROFIT FROM ORDINARY ACTIVITIES	-145	-426	66,916	66,345

X. Extraordinary revenues	0	0	740	740
XI. Extraordinary expenses	0	0	1,915	1,915

D. PROFIT FROM EXTRAORDINARY ACTIVITIES	0	0	-1,175	-1,175

E. PROFIT BEFORE TAXES	-145	-426	65,741	65,170

XII. Corporate income tax	0	2	239	241

NET INCOME	-145	-428	65,502	64,929

22. Use of retained earnings for dividends	0	0	0	0
23. Dividend paid (approved)	0	0	0	0

BALANCE SHEET NET INCOME	-145	-428	65,502	64,929

Appendix 2A	Magyar Telekom Plc. 2010

Real estate and related rights

(in HUF millions)

Description	Land	Building	Telecommunication Network	Other Properties	Real Estate related Rights	Real Estate and related Rights Total

1. Gross value (1)
11. Opening gross value (on January 1, 2010)	2,338	85,572	290,685	16,986	5,273	400,854
12. Additions in gross value	265	1,985	12,309	257	102	14,918
13. Additions due to merger	0	0	0	0	0	0
14. Disposals in gross value	20	329	1,225	475	33	2,082
Reclassifications	173	-550	-31	-287	-3	-698
15. Closing gross value (on December 31, 2010)	2,756	86,678	301,738	16,481	5,339	412,992

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2010)	0	20,397	126,342	7,089	4,234	158,062
22. Annual depreciation	0	2,184	12,387	433	191	15,195
23. Extraordinary depreciation	0	57	0	0	1	58
24. Additions due to merger	0	0	0	0	0	0
25. Disposals in depreciation	0	253	795	397	33	1,478
Reclassifications	0	-160	-24	-81	1	-264
26. Closing depreciation (on December 31, 2010)	0	22,225	137,910	7,044	4,394	171,573

3. Net book value (on December 31, 2010) (1)	2,756	64,453	163,828	9,437	945	241,419

Of which residual value	0	179	0	5	0	184

(1) Excludes the assets below HUF 50,000

There were no reversal of impairment for the assets above in 2010.

Appendix 2B	Magyar Telekom Plc. 2010

Technical and Other Equipment, Machinery and Vehicles

(in HUF millions)

Description	Telecommunication Equipment, Machinery	Other Technical Equipment, Machinery and vehicles	Technical Equipment, Machinery and Vehicles Total	Other Equipment Total	Technical and Other Equipment Total	Technical and Other Equipment used for environmental protection

1. Gross value (1)
11. Opening gross value (on January 1, 2010)	661,871	3,729	665,600	79,830	745,430	34
12. Additions in gross value	24,935	147	25,082	1,980	27,062	0
13. Additions due to merger	0	0	0	0	0	0
14. Disposals in gross value	26,367	194	26,561	4,603	31,164	0
Reclassifications	458	1,225	1,683	-1,492	191	-1
15. Closing gross value (on December 31, 2010)	660,897	4,907	665,804	75,715	741,519	33

2. Accumulated depreciation (1)
21. Opening depreciation (on January 1, 2010)	502,730	1,953	504,683	66,587	571,270	30
22. Annual depreciation	35,632	442	36,074	4,431	40,505	2
23. Extraordinary depreciation	0	2	2	5	7	0
24. Additions due to merger	0	0	0	0	0	0
25. Disposals in depreciation	25,223	167	25,390	4,319	29,709	0
Reclassifications	256	710	966	-970	-4	0
26. Closing depreciation (on December 31, 2010)	513,395	2,940	516,335	65,734	582,069	32

3. Net book value (on December 31, 2010) (1)	147,502	1,967	149,469	9,981	159,450	1

Of which residual value	31	1,306	1,337	1,037	2,374	0

(1) Excludes the assets below HUF 50,000

There were no reversal of impairment for the assets above in 2010.

Appendix 3	Magyar Telekom Plc. 2010

Direct and indirect investments of Magyar Telekom Plc.

(in HUF millions)

Description	Headquarter	Owner-ship Direct (%)	Owner-ship Indirect (%)	Owner-ship (%)	Voting Rights	Common Stock	Capital Reserves	Net Income	Owner’s Equity

Budakalász Kábel TV Kft.	2011 Budakalász, Szentendrei út 9.	25.00%		25.00%	25.00%	70	17	0	87
Combridge S.R.L. (1)	Calea Victoriei Nr.155, Bl.D1, Tronson 6, Et. 1, sector 1, 010073 Bucuresti, Romania	100.00%		100.00%	100.00%	1,939	606	223	2,768
Crnogorski Telekom A.D. Podgorica (1)	Moskovska 29, Podgorica 81000, Serbia and Montenegro	76.53%		76.53%	76.53%	39,303	7,195	5,428	51,926
Dataplex Infokommunikációs Infrastrúktúra Szolgáltató és Ingatlanhasznosító Kft.	1087 Budapest, Asztalos Sándor u. 13	100.00%		100.00%	100.00%	1,850	601	449	2,900
EurAccount Pénzügyi és Számviteli Szolgáltató Kft.	1077 Budapest, Kéthly Anna tér 1.	99.00%	1.00%	100.00%	100.00%	450	-58	331	723
HUNSAT Magyar Űrtávközlés Zrt. (2)	1016 Budapest, Krisztina krt. 93-99.	50.00%		50.00%	50.00%	100	23	-15	108
Investel Magyar Távközlési Befektetési Zrt.	1013 Budapest, Krisztina krt. 55.	100.00%		100.00%	100.00%	4,453	1,043	260	5,756
IQSYS Informatikai és Tanácsadó Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	1,002	2,470	111	3,583
ISH Kft.	1033 Budapest, Huszti út 32.	100.00%		100.00%	100.00%	3	-1	0	2
ISH Informatikai Kft.	1033 Budapest, Huszti út 32.	100.00%		100.00%	100.00%	3	1,886	516	2,405
KFKI Rendszerintegrációs Zrt.	1135 Budapest, Hun u 2.	100.00%		100.00%	100.00%	2,001	2,696	2,619	7,316
KIBU Innováció Műszaki Kutató Fejlesztő Szolgáltató Nonprofit Kft.	1092 Budapest, Ráday u. 30.	99.20%	0.80%	100.00%	100.00%	40	-4	15	51
Mindentudás Egyeteme Tudományos Kht.	1105 Budapest, Zágrábi út 1-3.	60.00%		60.00%	60.00%	5	9	3	17
Novatel E.O.O.D. (1)	1680 Sofia, Bulgaria blvd 98, bulding Astra, entrance D, fl. 3, office 5G	100.00%		100.00%	100.00%	740	353	160	1,253
Novatel UKRAINE L.L.C. (1)	Pymonenka Str. 13, building 7, office 7B/36, - Kiew, 04050 Ukraine	99.94%	0.06%	100.00%	100.00%	44	-208	31	-132
Modultechnika Kft.	8400 Ajka, Sport u. 1.	100.00%		100.00%	100.00%	1	123	-3	121
Origo Média és Kommunikációs Szolgáltató Zrt.	1117 Budapest, Gábor Dénes u. 2.	100.00%		100.00%	100.00%	300	2,911	-1,217	1,994
Pro-M Professzionális Mobilrádió Zrt.	1107 Budapest, Száva u. 3-5.	100.00%		100.00%	100.00%	5,200	3,032	-463	7,769
Stonbridge A.D. (1), (2)	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	96,057	13,447	16,900	126,404
TELE-DATA Távközlési Adatfeldolgozó és Hirdetésszervező Kft.	2040 Budaörs, Baross u. 89.	50.98%		50.98%	50.98%	39	39	5	83
Telekom New Média Zrt.	1222 Budapest Nagytétényi út 29.	100.00%		100.00%	100.00%	1,670	850	196	2,715
Telemacedonia A.D. Skopje (1)	1000 Skopje, Orce Nikolov bb.	100.00%		100.00%	100.00%	3	313	8	324
ViDaNet Kábeltelevíziós Szolgáltató Zrt.	9024 Győr, Orgona u. 10.	67.50%	22.50%	90.00%	50.00%	2,000	2,895	144	5,039
Axelero Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	4	-2.8	0.8	2
Matáv Kereskedelmi és Szolgáltató Kft. (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	0.5	0.7	0.8	2
T-Kábel Magyarország Kft. (on its company name before December 2, 2009: MatávkábelTV Kft.) (3)	1013 Budapest, Krisztina krt. 55.	10.00%	90.00%	100.00%	100.00%	0.5	0.7	0.8	2

Data of indirect owned companies which are not in the investments balance sheet caption of Magyar Telekom Plc. (1)

CompArgo Kft.	1023 Budapest, Zsigmond tér 13.	80.00%	80.00%	80.00%	3	55	15	73
Makedonski Telekom A.D. - Skopje (1)	1000 Skopje, Orce Nikolov bb.	56.67%	56.67%	56.67%	43,436	27,923	25,995	97,353
T-Mobile Macedonia A.D. (1)	1000 Skopje, Orce Nikolov bb.	56.67%	56.67%	56.67%	10,625	6,486	18,502	35,614

All data in the table related to the capital is the last known figures by Magyar Telekom Plc. and not yet audited.

The indicated voting rights define unambiguously the significant (more than 25%), the majority (more than 50%) and the direct control (more than 75%) according to the Companies Act.

(1) The common stock figures of foreign subsidiaries and indirect owned companies are based on IFRS reports were revalued using foreign exchange rates as of December 31, 2009.

(2) Under liquidation.

(3) Book values of investmens are lower than HUF 1 million so they are not disclosed in Note 7.

Appendix 4	Magyar Telekom Plc. 2010

Impairment

(in HUF millions)

	For Financial Investments			For Current Assets
Description	Investments	Loans granted	Securities	Inventories	Receivables (1)	Securities
Opening balance	557	0	0	3,722	14,626	0

Increase	2,407	0	0	296	10,207	0

Decrease/Cancellation	349	0	0	0	5,100	0

Increase due to merger	0	0	0	0	0	0

Closing balance	2,615	0	0	4,018	19,733	0

(1) Contains the impairment of receivables, loans to related parties and other receivables.

Appendix 5	Magyar Telekom Plc. 2010

Off-balance Sheet Liabilities

	Total	2011	2012	2013	2014	2015	2016
Rental contracts	36 211	7 450	6 283	5 027	4 435	3 472	9 544
Rental contracts with related parties	470	470	0	0	0	0	0
Guarantee obligation	7 371	6 964	119	127	3	129	29
Commitment for capital expenditure and other developments	4 364	3 299	1 065	0	0	0	0
Commitment for capital expenditure with related parties	233	130	103	0	0	0	0
Environmental protection, restoration and other obligations	360	60	60	60	60	60	60
Commitments to acquisitions	1 510	1 510	0	0	0	0	0

Forward and swap deals

Opened forward F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2010. (1)

ID	Date	Off-balance sheet liability (HUF millions)	Off-balance sheet receivable	F/X	Value Date	Exchange rate	Fair value (Profit+ / Loss-) (HUF million)
804 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	09.30.2010.	-2,131	7,500,000	EUR	07.11.2011.	284.13	-23
855 BNP PARIBAS Magyarországi Fióktelepe / Roosevelt tér 7-8. / 1051 Budapest	12.30.2010.	-2,165	7,500,000	EUR	10.11.2011.	288.69	-7
757 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-2,078	7,000,000	EUR	03.07.2011.	296.88	37
820 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	10.28.2010.	-2,130	7,500,000	EUR	10.11.2011.	284.05	42
646 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	03.01.2010.	-2,099	7,500,000	EUR	01.13.2011.	279.93	12
759 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-2,982	10,000,000	EUR	05.09.2011.	298.18	-97
761 Citibank Europe plc. Magyarországi Fiókt / Szabadság tér 7 / 1051 Budapest	07.20.2010.	-2,242	7,500,000	EUR	06.06.2011.	298.88	-83
763 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-2,247	7,500,000	EUR	07.11.2011.	299.59	-113
779 Deutsche Telekom AG / / D-53113 Bonn	08.24.2010.	-1,766	6,000,000	EUR	07.11.2011.	294.26	-156
656 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	03.30.2010.	-2,055	7,500,000	EUR	01.13.2011.	273.98	-115
781 Deutsche Telekom AG / / D-53113 Bonn	08.24.2010.	-442	1,500,000	EUR	07.11.2011.	294.90	-111
675 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	04.30.2010.	-2,069	7,500,000	EUR	04.11.2011.	275.85	-58
712 BNP PARIBAS Magyarországi Fióktelepe / Roosevelt tér 7-8. / 1051 Budapest	05.28.2010.	-2,099	7,500,000	EUR	04.11.2011.	279.90	-16
828 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	11.18.2010.	-2,132	7,500,000	EUR	10.11.2011.	284.30	2
853 Deutsche Telekom AG / / D-53113 Bonn	12.27.2010.	-836	3,000,000	EUR	01.03.2011.	278.55	19
731 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	06.29.2010.	-2,210	7,500,000	EUR	04.11.2011.	294.62	1
755 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	07.20.2010.	-1,482	5,000,000	EUR	02.07.2011.	296.47	-11
631 ING Bank Zrt. / Dózsa György út 84/B / 1068 Budapest	01.25.2010.	-2,115	7,500,000	EUR	01.13.2011.	282.03	-13
845 OTP Bank Nyrt. / Nádor u. 21 / 1051 Budapest	12.16.2010.	-415	2,000,000	USD	01.10.2011.	207.49	21
854 Deutsche Telekom AG / / D-53113 Bonn	12.27.2010.	-700	3,300,000	USD	01.03.2011.	212.05	3
			122,500,000	Total EUR
			5,300,000	Totel USD
	Total	-36,395					-666

Opened swap F/X deals were contracted on the OTC market with the original aim of delivery in the 31st December 2010. (1)

ID	Date	Off-balance sheet liability (HUF million)	Off-balance sheet receivable	F/X	Value date	Exchange rate	Fair value (Profit+ / Loss-) (HUF million)
2008-as SWAP	05.21.2009.	-1,005	4,133,333	EUR	05.23.2011.	243.10	166
DTAG_20090626_30 mrd	06.25.2009.	-30,000	107,066,533	EUR	01.19.2015.	280.20	-1,685
DTAG_20090626_5mrd	07.01.2009.	-5,000	18,470,632	EUR	01.19.2015.	270.70	-105
DTAG_20090626_9,6 mrd	07.02.2009.	-9,594	35,661,451	EUR	01.19.2015.	269.05	-107
DTAG_20091007_5 mrd_59592	09.15.2009.	-5,000	18,368,847	EUR	06.02.2015.	272.20	222
DTAG_20091007_5 mrd_52619	09.15.2009.	-5,000	18,382,353	EUR	06.02.2014.	272.00	226
DTAG_20091007_5 mrd_52629	09.16.2009.	-5,000	18,511,662	EUR	06.02.2014.	270.10	270
DTAG_20091007_5 mrd_52637	09.16.2009.	-5,335	19,737,138	EUR	06.02.2014.	270.30	284
2010-es K&H swap	06.30.2010.	-7,175	25,000,000	EUR	07.01.2013.	287.00	-151
			265,331,949	Total EUR
	Total	-73,109					-880

(1) Profit or loss was not recored related to these deals in the current year.

Business Report of Magyar Telekom Plc.

for 2010

Introduction

This Business Report covers  the analysis of our results as well as all additional information necessary to evaluate our operations, including, among others, our outlook with the accompanying risk factors, the introduction of our management, our HR and risk management policies, and our R+D activities.

Share Capital

As of December 31, 2010, the share capital of Magyar Telekom Plc. (the “Company”) was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. All Series “A” ordinary shares have a nominal value of HUF 100.

		Percentage of
Shareholder	Number of shares	share capital

MagyarCom	617,436,759	59.21
Publicly traded	424,914,922	40.75
Treasury shares	390,862	0.04
	1,042,742,543	100.00

Voting Rights and Voting

Each ordinary share entitles the holder to one vote. Only shareholders or nominees registered in the shareholders’ register at least six working days prior to the date of the General Meeting may participate at the General meeting with voting right. The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Associations, which shall require at least a three-quarters majority of the votes cast. There is no limitation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the ordinary shares.

Transfer of Shares

The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders’ Register. If any request regarding the registration at the registrar is justified by the appropriate documents, and the Company shall, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision. Those shareholders who wish so, shall not be registered in the Shareholders’ Register in addition to those who obtained the shares in violation of laws or Articles regarding the transfer of shares. The registrar, except in case set forth in Articles of Association section 2.4. (b) and (c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so. If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

1

Board of Directors

Pursuant to our amended Articles of Association, the Board of Directors consists of a minimum of six and a maximum of eleven members elected at the Annual General Meeting of the shareholders for a term of three years.

On December 31, 2010, members of the Board of Directors, their principal occupations and the years of their original election were as follows:

Name	Principal Occupation	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer of Magyar Telekom Plc.	2006
Dr. Ferri Abolhassan	Member of the Executive Board, T-Systems, Deutsche Telekom AG	2010
Dr. István Földesi	International business consultant	2003
Dietmar Frings	Vice President Human Resources Compensation and Benefits and Labor Law, Deutsche Telekom AG	2010

Dr. Mihály Gálik	Professor of the Media, Marketing communication and Telecommunications Department at the Faculty of Business Administration of the Corvinus University of Budapest	2006
Guido Kerkhoff	Member of the Board of Management of Deutsche Telekom AG to manage the subsidiaries in Europe	2009
Thilo Kusch	Chief Financial Officer of Magyar Telekom Plc.	2006
Dr. Klaus Nitschke	Senior Vice President, EU Strategy & Area Management, Magyar Telekom Group, TM-Netherlands, JV-UK, Deutsche Telekom AG	2010
Frank Odzuck	Chief Executive Officer of Zwack Unicum Plc.	2006
Dr. Ralph Rentschler	Deutsche Telekom AG, Finance Europe, Financial Director Europe	2003
Dr. Steffen Roehn	Member of the Deutsche Telekom Group’s CIO Board and responsible for the IT of the integrated German mass market approach of Deutsche Telekom	2009

Management Committee

Pursuant to our amended Articles of Association and the amended Rules of Procedure of the Board of Directors, the Board of Directors established a Management Committee in 2000, which is empowered to carry out the day-to-day operations in accordance with the annual business plan.

On December 31, 2010, the members of the Management Committee were as follows:

Name	Current position	Member since

Christopher Mattheisen	Chairman and Chief Executive Officer	2006
Attila Keszég	Chief Sales and Services Officer	2010
István Király	Chief Marketing Officer	2010
Thilo Kusch	Chief Financial Officer	2006
István Maradi	Chief Technology Officer	2007
Balázs Máthé	Chief Legal and Corporate Affairs Officer	2010
Róbert Pataki	Chief Strategic and Corporate Development Officer	2009
Tibor Rékasi	Chief Operating Officer, Business Services Business Unit	2010
Éva Somorjai	Chief Human Resources Officer	2007

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Supervisory Board

Pursuant to the Articles of Association, the Supervisory Board consists of a minimum of three and a maximum of fifteen members elected by the shareholders for a term of three years. The Worker’s Council nominates one third of the Supervisory Board members. Meetings of the Supervisory Board have a quorum if two-thirds of the elected members are present.

On December 31, 2010, the members of the Supervisory Board, their principal occupation and the years of their original election were as follows:

Name	Principal Occupation	Member since

Dr. János Bitó	Chairman of the Thesis and Final Examination Board at Pázmány Péter Catholic University, Information Technology Faculty	2010
Attila Bujdosó	President of the Telecommunications Trade Union	2010
Dr. János Illéssy	Managing Director, Lebona Kft.	2006
Dr. Sándor Kerekes	Director of Institute of Environmental Sciences Corvinus University Budapest	2006
Konrad Kreuzer	Chairman of the Board of Directors of E.ON Hungary Zrt.	2006
Tamás Lichnovszky	Senior expert, Magyar Telekom Plc.	2010
Martin Meffert	Country manager for Hungary, Head office of T-Home, Deutsche Telekom AG	2009
Dr. László Pap	Budapest University of Technology, Professor	1997
Dr. Károly Salamon	Chairman - Chief Executive Officer of MKB General Insurance Zrt. and MKB Life Insurance Zrt.	2010
Zsoltné Varga	Quality Manager, Magyar Telekom Plc.	2008
György Varju	Chairman of the Central Workers’ Council	2005

The members’ mandate lasts until May 31, 2013.

Compensation of Directors, Officers and Employees

For the year ended December 31, 2010, the aggregate compensation of the members of the Board of Directors in their capacity as Board members was HUF 13.1 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Supervisory Board in their capacity as Supervisory Board members was HUF 48.3 million.

For the year ended December 31, 2010, the aggregate compensation of the members of the Management Committee (“MC”) was HUF 998 million.

Currently two of the MC members have an employment contract for a fixed duration. Pursuant to Hungarian legislation, if an employment contract is terminated before the end of its term, the average compensation received by the employee prior to such termination is payable for the remaining period up to 12 months. In case an employment contract for an undetermined duration is terminated, the notice period is normally six months, and severance is between 10 and 16 months.

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Magyar Telekom Plc. has entered into a collective bargaining agreement with the Hungarian telecommunications trade unions (Távközlési Szakszervezet, “TÁVSZAK” and Magyar Távközlési Ágazati Szakszervezet, “MATÁSZ”). The agreement, which can be terminated by either party with three months’ notice, applies to all Magyar Telekom Plc. employees except the Chief Executive Officer, regardless of their union membership status. Wage terms in the agreement must be renegotiated annually. Under the agreement, employees are generally entitled to prior notice before termination. Furthermore, employees are entitled to a specific amount of severance pay, which depends on the tenure of the employee. Employees are also entitled to welfare benefits.

Corporate governance report

In 2004, the Budapest Stock Exchange issued its Corporate Governance Recommendations (the “Recommendations”) containing suggestions related to the corporate governance practice of companies listed in the Budapest Stock Exchange, taking account of the most commonly used international principles, of experiences gathered in Hungary, and of the characteristics of the Hungarian market as well as the Companies Act. The Recommendations were updated in 2007 and 2008.

In line with the current regulations, the Board of Directors and the Supervisory Board of Magyar Telekom Plc. approved the Corporate Governance Report of the Company and submitted it to the Annual General Meeting. The report — along with other corporate governance related documents - is posted on the Corporate Governance section of our website:

http://www.telekom.hu/investor_relations/corporate_governance/corporate_governance_documents

The Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations included in the report.

Points 1, 2, 3, 4 and 5 of the above report include the description and operation of the Board of Directors, the Supervisory Board, the relevant committees and executive management. Point 6 of the report includes a description of our internal controls and risk management procedures, while point 8 of the report includes our disclosure policies and insider trading guidelines.

Pursuant to our Articles of Association, the members of the Board of Directors the Supervisory Board and the Audit Committee are elected by the General Meeting of the shareholders for a term of three years.

The General Meeting of the shareholders has the sole right to approve and amend the Articles of Association (section 6.2. (a)) unless otherwise provided by law.

The detailed rules on the competencies and operation of the Board of Directors are detailed in 7.4. of our Articles of Association and in the Rules of Procedure of the Board of Directors, which are also posted on the Corporate Governance section of our website. The rules of competence regarding the capital increase and purchase of treasury shares are detailed in Sections 6.2 (b) and (s) as well as 7.4.1 (l) and (m) of our Articles of Association.

Human policy

In alignment with Magyar Telekom’s strategy for 2008-2010 the HR area has also updated its strategic objectives.

The strategy published in the spirit of “Let us shape future together” contains the following objectives for 2008-2010, in line with DT’s HR strategic focuses:

•             Implementing the HR concept, the HR area contributes significantly to the achievement of the Group level financial targets, through the optimization of personnel expenditure.

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•             We shall bring about a performance based company culture, for which we shall improve our performance management system.

•             In jobs of a key importance for the management and the company we intend to ensure succession primarily from internal sources, which is supported by the career management system.

•             We shall place management development on a new foundation with its focus being the training content and structure in the service of business effectiveness.

•             We intend to turn Magyar Telekom into a more attractive place of work, for which we have restructured our trainee program.

•             We use an updated measurement system to measure HR’s contribution to company targets.

Out of the nine core elements of SA8000 (Social Accountability) standard, our human resources strategy highlights the one dealing with the absence of discrimination. As far as other core elements are concerned, our company’s practice is adapted to Hungarian legislative norms (among others the Constitution of the Hungarian Republic, provisions set out in the Labour Code, as well as the Universal Declaration of Human Rights). The principles of justice and equal opportunities are set out in the basic standards articulated in our Code of Ethics published in 1997, which complies with the S-OX (Sarbanes-Oxley) act. Alternative forms of employment like telework, part-time work, flex-work, employment of disabled persons provide possibilities for the practical implementation of equal opportunities.

Magyar Telekom Plc. continuously cooperates with trade unions and the Workers Council to represent employees’ interests: wage and compensation elements are reviewed once a year and their upward correction is set out in a contract along with headcount efficiency measures.

The Company’s wage tariff system regulated by way of the Collective Agreement complies with Article 23 of the Universal Declaration of Human Rights, which says: „Everybody is entitled to equal wage for equal work without any kind of discrimination.”

Magyar Telekom’s welfare and social benefits constitute an exceedingly wide-ranging pool. A part of them is granted to every employee, while others are available on certain conditions or are of an insurance nature, the basis of which is the employees’ collective contribution. The way social benefits and discretionary benefits are granted is set out in the Collective Agreement and related regulations.

Research and development

In 2009, Magyar Telekom strengthened the strategic alignment of its innovation processes by combining the Corporate Business Development and Group Strategy Departments into one organization under the leadership of the Chief Strategy and Corporate Development Officer. One of the key responsibilities of this business unit was to coordinate all R&D-related activities within the whole company. The research and development process is governed by a cross-functional R&D Committee (“the Committee”), which has the mandate and the exclusive right to coordinate every innovation research project originated from the business units. Each business unit is represented on the Committee by relevant decision-makers. Furthermore, the Committee ensures that all R&D activities are performed in accordance with the strategic goals of Magyar Telekom and without overlapping of scopes.

The Committee convenes regularly in order to discuss and decide on the approval of individual R&D proposals, initiated and executed within a project framework by the respective business units. During 2010, the Committee reviewed 93 proposals, out of which 69 have been approved, accounting for a total investment of HUF 737 million (including HUF 679 million operating expenses and HUF 58 million employee-related expenses).

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Real estate

We have one of the largest real estate holdings in Hungary. We use substantially all of these properties for telecommunications installations, offices, warehouses, garages and shops. Our equipment and machinery primarily consist of switches, communication towers and other telecommunications equipment.

The number of sites used by Magyar Telekom Plc. is approximately 2,500, out of which approximately 22 percent are owned by the Company, 40 percent jointly owned and 38 percent leased. These figures include the sites used for telecommunications towers and antennas, but do not include the number of base stations. We have 3,435 base stations, of which five percent is owned by Magyar Telekom Plc. and 95 percent is leased from other telecommunications operators or other third parties.

The total area of properties used by Magyar Telekom Plc. as of December 31, 2010 was approximately 621,000 m(2). The majority of sites used in our operations are smaller than 100 m(2). Approximately 39 percent of the total area is used to house telecommunications equipment and other technical devices. The largest site is our headquarters building located at Krisztina krt. 55 in Budapest, with floor space of over 30,000 m(2).

In order to increase the utilization of real estates and increase efficiency, we sell or rent our surplus properties.

Environment protection

The Management Committee of Magyar Telekom Plc. adopted the Sustainability Strategy of the Company in January 2005 to strengthen our commitment to sustainable development.

As a part of our commitment to sustainability, we developed a sustainability section for Magyar Telekom Plc.’s website (http://www.telekom.hu/society_and_environment/sustainability_reports). This section includes our reports and news relating to sustainability and discusses our philosophy and approach to sustainability.

Financial risk management

Magyar Telekom Plc. is primarily exposed to credit risks related to its financial assets. In addition, the Company is also exposed to risks from movements in exchange rates, interest rates that affect the fair value and/or the cashflows arising from financial assets and liabilities.

Financial risk management aims to limit these risks through ongoing operational and finance activities. Selected derivative and non-derivative hedging instruments are used for this purpose, depending on the risk assessment. Magyar Telekom Plc. only hedges the risks that affect its cash flow, no hedges are concluded to hedge fair values. Derivatives are exclusively used as hedging instruments, i.e., not for trading or other speculative purposes. To reduce the counterparty risk, hedging transactions are generally only concluded with Deutsche Telekom (“DT”) or leading Hungarian financial institutions.

The detailed descriptions of risks, the management thereof is provided below.

1. Market risk

Market risk is the risk that the fair value or future cashflows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

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The fundamentals of Magyar Telekom’s financing strategy are established each year by the Board of Directors. The Group’s policy is to borrow centrally using a balanced combination of medium term and short term loans, and fixed and floating interest rates on those loans. The Board of Directors has approved two debt protection ratio limits, and monitors their fulfillment annually. At the end of 2009 and 2010 Magyar Telekom fulfilled both criteria. The Group’s Treasury department is responsible for implementing the finance policy and for ongoing risk management. The details of foreign exchange, liquidity and counterparty risk management guidelines are determined and monitored by the Group Treasurer continuously.

Magyar Telekom is exposed to interest and foreign exchange rate (“FX”) risk associated with its interest bearing assets and liabilities and anticipated transactions. As the vast majority of the revenues and expenses of the Hungarian entities arise in HUF, the functional currency of Magyar Telekom is HUF. Consequently, Magyar Telekom’s objective is to minimize the level of its financial risk in HUF terms.

(a) Foreign currency risk

Due to the free-float of the HUF introduced in 2008, the Company is exposed to foreign exchange (“FX”) risk in case of FX denominated financial instruments to a higher degree than before. In order to mitigate this risk, Magyar Telekom Plc. minimized its foreign currency borrowings in the past years, or covered it with derivative instruments to completely eliminate FX risk.

In line with currency hedging policy, the Company holds sufficient amounts of foreign currencies on its bank accounts, the amounts of which are determined considering the balance of FX denominated trade and leases payables and trade receivables in order to hedge the currency risk arising in connection with those assets and liabilities.

In order to reduce the above exposure, Magyar Telekom Plc.occasionally enters into derivative contracts.

(b)           Interest rate risk

Magyar Telekom Plc. is also exposed to interest rate fluctuations. This is due to the fact that changing interest rates affect the fair value of the fixed rate instruments and also affect the cashflows through the floating rate instruments.

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are measured at their fair value. On the other hand, all financial instruments with fixed interest rates (which are carried at amortized cost) are not subject to cashflow interest rate risk.

(c)           Other price risk

As of December 31, 2010, Magyar Telekom Plc. did not hold any material investments, which could be affected by risk variables such as stock exchange prices or other indices.

2. Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The vast majority of credit risks may arise in respect of Cash and cash equivalents, Bank deposits with original maturities over 3 months and Trade receivables.

According to the Company’s risk management policy Magyar Telekom Plc. deposits the excess cash only in banks rated at least BBB+ (or equivalent), or make efforts to get guarantees for the deposits from banks rated at least BBB+. Moreover, Magyar Telekom Plc. prefers to deposit in banks which grants loans for Magyar Telekom Plc. to make possible the compensation of debts and loans in case of the default of the bank.

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Cash and cash equivalents and Bank deposits with maturities over 3 months are primarily denominated in HUF and concentrations of credit risk are limited as Magyar Telekom Plc. places its cash with substantial credit institutions. Further, excess HUF cash is also used for repayment of the HUF denominated loans and borrowings, or is deposited at partner banks which grant loans for Magyar Telekom Plc., therefore, the credit risk related to cash held in HUF is very limited.

Concentrations of credit risk relating to trade receivables are limited due to the large number of customers comprising the Company’s customer base and their dispersion across many different geographic areas and industries.

3. Liquidity risk

Liquidity risk is the risk that an entity may encounter difficulty in meeting obligations associated with financial liabilities.

Prudent liquidity risk management implies maintaining sufficient Cash and cash equivalents and Bank deposits as well as available funding through adequate amount of committed credit lines. The Group Treasury’s management aims at maintaining flexibility in funding by keeping committed credit lines available. In addition to the above, DT confirmed its readiness to finance Magyar Telekom Plc.’s budgeted financing needs until the end of June 2012.

4. Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company’s management proposes to the owners (through the Board) of the Company to approve dividend payments or adopt other changes in the Company’s equity capital in order to optimize the capital structure of the Company. This can be achieved primarily by adjusting the amount of dividends paid to shareholders, or alternatively, by returning capital to shareholders by capital reductions, selling or buying own shares. Consistent with others in the industry, the Company monitors capital on the basis of the gearing ratio. This ratio is calculated as Net debt divided by Equity (including Non-controlling interest) and Net debt.

In addition to the above, according to the Hungarian Companies Act, Magyar Telekom Plc. has to ensure that the Company’s Equity does not fall below its Common stock, i.e. the total of the reserves should not be negative. The Company is in compliance with this regulation, and no such statutory regulation exists for consolidated equity.

Risk management policies

It is our policy that all disclosures made by us to our security holders and the investment community be accurate and complete, and fairly present our financial condition and results of operations in all material respects. Such disclosures should be made on a timely basis as required by applicable laws, rules and regulations, including by-laws of the Budapest Stock Exchange and rules adopted by the U.S. Securities and Exchange Commission (“SEC”). To achieve these objectives, we formed the Disclosure Committee and developed and have continuously enhanced our risk management policies.

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, and monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system was integrated into the risk management system of Deutsche Telekom in 2002.

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All risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management handbook and internal regulation on risk management were published. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly. All of our business units, divisions and entities are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, to the Board of Directors, to the Audit Committee, to the Disclosure Committee and to DT.

Following the enactment of the Sarbanes-Oxley Act in the United States, we decided to enhance our risk management procedures. As this law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all of our departments to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area, and the Chief Financial Officer (“CFO”) is notified when a new material risk or information is identified.

An internal regulation has been issued to define responsibilities of each employee in risk monitoring and management. In addition, an e-learning course was introduced to train our employees on requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures. Completion of this course has been made compulsory for all of our employees.

We established the Disclosure Committee on July 31, 2003. The Disclosure Committee acts both in plenary meetings and through its members acting individually. It supports CEO and CFO in fulfilling their responsibility to oversee processes designed to ensure accuracy and timeliness of our disclosures.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by any of these risks. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities.

•             Our operations are subject to substantial government regulation, which can result in adverse consequences for our business and results of operations;

•             We are subject to more intense competition due to the liberalization of the telecommunications sector;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

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•             Our share price may be volatile, and your ability to sell our shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries.

•             We are subject to unpredictable changes in Hungarian tax regulations: in October 2010, the Hungarian Parliament imposed special “crisis” taxes on the telecommunications, energy and retail sector. The taxes were introduced with a retrospective effect for the fiscal year 2010. The related tax law includes crises taxes in effect until the end of 2012. According to the government, these taxes will be transformed from 2013. The total crisis tax paid by the Company in 2010 amounted to HUF 28 bn and its EBITDA impact was HUF 27 bn. The uncertain and unforeseeable tax legislation in Hungary had, and in the future may continue to have a considerable impact on our operations.

Analysis of results

Magyar Telekom Plc. is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services.

Revenues.  Our sales revenues decreased from HUF 475,269 million in 2009 to HUF 458,745 million in 2010 mainly driven by lower mobile and fixed line traffic revenues. Lower mobile revenues resulted primarily from significant retail and wholesale tariff erosion. The decrease in fixed line traffic revenues was mainly related to the continuous decline in the number of revenue producing fixed lines and lower traffic due to economic recession, mobile substitution and also from competition with VoCable and VoIP service providers. These decreases were partially offset by higher revenues from TV services in line with enlarged satellite TV and IPTV customer base.

Other revenues declined by 21.0 percent in 2010 as compared to 2009 influenced mainly by significantly lower reversal of provision due to decreased early retirement pension and severance payment provisions, drop in the customer loyalty program reversal and declined EKG provision reversal. This decrease was slightly offset by increase in the received amounts of overdue and impaired receivables

Expenses.  Material-type expenses decreased from HUF 246,007 million in 2009 to HUF 231,139 million in 2010 primarily due to the decrease in costs of services reflecting lower consultancy fees in relation to the ongoing investigations, drop in expenses of rented workforce and operator activities owing to the effect of insourcing as well as decreased payments to international network operators due to decreased traffic and lower average settlement fees.

Payroll and related expenses decreased by 11.0 percent, mainly attributable to the 5.9 percent lower headcount number. Drop in severance-related expenses and the reduction in benefits given to employees also contributed to the decline.

Depreciation and amortization remained broadly stable and amounted to 82,647 in 2010 as higher gross asset base (mainly satellite TV and IPTV) and higher amount of scrapping was mostly counterbalanced by the effect of modified treatment of assets transferred related to the EKG project.

Other expenses increased by 49.6 percent to HUF 60,700 million, predominantly due to the HUF 26,174 million crisis tax for 2010. This increase was partly mitigated by lower provisions, as HUF 3,544 million provisions were recognized for early retirement, exemption salaries, severance and related social security in 2010

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compared to HUF 7,300 million in 2009.

Financial results.  Financial results increased from HUF 4,569 million in 2009 to HUF 13,871 million in 2010. The increase mainly resulted from higher dividend received from related parties as well as lower interest paid to Deutsche Telekom.

Magyar Telekom established its current management structure based on customer segmentation which requires different technology and marketing strategies, and support functions. Our operating segments are: Consumer Services Business Unit (“CBU”), Business Services Business Unit (“BBU”), Group Headquarters and Shared services (“Headquarters”) and Technology Business Unit (“Technology”).

The Consumer Services Business Unit (“CBU”) provides mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers in Hungary with several million customers mainly under the T-Mobile and T-Home brands.

The Business Services Business Unit (“BBU”) provides mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector) as well as small and medium businesses (“SMB”).

The Group Headquarters (“Headquarters”) is responsible for the wholesale mobile and fixed line services, and also performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions.

The Technology Business Unit (“Technology”) is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management.

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The following table sets forth information regarding the key operating fixed line statistical figures relating to the major services provided by CBU:

	At December 31,
	2009	2010
Voice services
Total PSTN lines	1,591,184	1,417,193
Payphone	14,788	11,897
Total PSTN outgoing traffic (thousand minutes).	3,005,821	2,641,463
Blended average monthly Minutes of Use (“MOU”) per subscriber (outgoing) (1)	159	160
Blended Average monthly Revenue per Access (“ARPA”) (HUF) (1)	3,630	3,427

Data products
Retail DSL market share (estimated) (%) (2)	58	63
Cable broadband market share (estimated) (%) (2)	19	20

Number of retail DSL customers	435,558	462,566
Number of cable broadband customers	124,684	142,750
Number of fiber optic connections	7,247	19,109
Total retail broadband customers	567,489	624,425

Blended broadband ARPU (HUF) (1)	4,427	3,944

TV services
Number of cable TV customers	312,068	277,914
Number of satellite TV customers	156,142	254,188
Number of IPTV customers	67,430	124,374
Total TV customers	535,640	656,476

Blended TV ARPU (HUF) (1)	3,280	2,949

(1)              Includes also the data of Magyar Telekom Plc.’s subsidiaries within CBU

(2)              Data relates to Magyar Telekom Plc., not only to CBU.

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The following table sets forth information regarding the key operating mobile statistical figures of CBU:

	At December 31,
	2009	2010
Mobile penetration (%)(1)	117.7	120.2
Mobile SIM market share (%)(1)	43.4	43.4
Number of customers	4,343,672	4,416,312
Postpaid share in the customer base (%)	35.2	39.0
Average MOU per subscriber	126	138

ARPU (HUF)	3,164	3,239
Postpaid	6,454	5,956
Prepaid	1,670	1,635

Overall churn rate (%)	27.5	21.0
Postpaid (%)	15.1	15.9
Prepaid (%)	33.1	24.0

Ratio of non-voice revenues in ARPU (%)	16.7	18.6
Average acquisition cost per gross add (HUF)	7,680	6,570
Number of mobile broadband subscriptions	326,384	488,867
Mobile broadband market share (%)(1)	45.9	47.8
Population-based indoor 3G coverage (1)	65.4	65.4

(1)     Data relates to Magyar Telekom Plc., not only to CBU

The following table sets forth information regarding the key operating fixed line statistical figures for the major services provided by BBU:

	At December 31,
	2009	2010
Voice services
Business	100,172	86,439
Managed leased lines (Flex-Com connections)	4,745	3,454
ISDN channels	270,466	236,706
Total	375,383	326,599

Total outgoing traffic (thousand minutes)	656,372	557,319
MOU (outgoing)	178	176
ARPU (HUF)	5,162	4,880

Data products
Number of leased line Internet subscribers	558	564

Number of retail DSL customers	32,358	30,192
Number of wholesale DSL access	161,270	130,965
Number of total DSL	193,628	161,157
Retail DSL ARPU (HUF)	12,712	10,485

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The following table sets forth information regarding the key operating mobile statistical figures of BBU:

	At December 31,
	2009	2010
Number of customers	775,912	792,106
Overall churn rate (%)	8.0	8.2
MOU	336	340
ARPU (HUF)	6,458	5,926
Number of mobile broadband subscriptions	102,161	135,583
Ratio of non-voice revenues in ARPU (%)	23.6	26.3
Average subscriber acquisition cost per gross add (HUF)	8,280	6,030

Strategy

In order to continue our transformation to become a cost efficient integrated service company in an extended market of telecommunications and connected industries, we have set our strategic priorities as follows:

1.              Slow down voice churn

•                  To retain customers of the highest margin segments

•                  To secure the biggest profit pool for the future investments

2.              Reach competitive cost structure

•                  To reach competitive cost base

•                  Improve ROCE, OPEX to sales and Capex to EBITDA ratio

3.              Secure market leader position in broadband

•                  To secure broadband access leadership as basis for all future services

•                  To stabilize revenue market share and increase share of high margin revenues

4.              Achieve market leader position on the TV market

•                  To increase TV customer volumes as means to retain high-margin voice and broadband customers

•                  To increase number of services per customer

5.              Stabilize revenues

•                  To transform our topline magnitude into a sustainable mix

•                  To reverse declining trend, thus easing pressure on cost side

•                  To further monetize infrastructure with high-margin revenues

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology (i.e., IP-based broadband products and solutions, emerging wireless broadband technologies), customer requirements (i.e., increase in mobile usability of content services and terminal devices, 4Play solutions, growing need for customized content), competition and regulation (i.e., low entry barriers, new business models, telecommunications and media broadcast industry convergence).

To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

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Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance.

We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control. As the world economy shows signs of recovery, we also see some indications of improvement regarding the over-all economic trends in Hungary, however the recovery is slow and not convincing. After the one percent GDP increase in 2010, the analyst consent and government forecasts shows above three percent growth for 2011. The unemployment rate remains very high, above ten percent, and the volatility of the Hungarian currency is expected to continue. The financing of the Hungarian budget deficit is not in jeopardy because of emergency taxes on several industries (e.g., banking, telecommunications, retail), despite the negotiations to renew loan resources from international financial institutions, International Monetary Fund (“IMF”) and European Central Bank (“ECB”) suspended in the summer of 2010.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.0 percent to the GDP in 2011. The most negative measure to our business is the 6.5 percent emergency tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered. Despite the mostly restrictive government measures and negative business environment, we expect that our core business units will be able to continue to generate strong cash flows from the operations but the emergency tax will impact the dividend policy.

Revenues

The following reflects our current expectations with respect to our plans and initiatives:

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion driven by mobile substitution and the increased competition in the fixed line market, including competition from VoIP or VoCable providers. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure, which will allow us to substitute declining traffic revenues with content, entertainment and bundled access revenues. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

We aim to move further toward content and media business to support traditional access services, build new revenue streams and exploit new revenue sources. As the market focus is shifting to multiplay approach, we are combining our product portfolio in order to provide all services for every customer demand on every platforms. In the second half of 2010, we presented the first 4Play offer in the Hungarian market with a great success.

In the saturated fixed line market TV remains the key driver. Building on our large variety of platforms (cable, IP, DVB-S), we are targeting to reach those customers who have less than three types from our services. In 2010, we significantly increased Revenue Producing Customers (“RPC”) above the market, as a result, we gained additional market share. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition. The intention of introducing programming fee by the two leading Hungarian channels (RTL Klub and TV2) imposes a further risk to our TV margin. Currently these channels are broadcasted free of charge. To strengthen our position in the TV market we are building on our two channels (weather, lifestyle), and we are committed to add more channels, however, market conditions currently are not favorable.

15

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in the following year. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

Fixed line interconnection tariffs are expected to be reduced by ten percent in February 2011, and by an additional ten percent in December 2012 (with the extension to VoIP and VoCable). Fixed-to-mobile and mobile-to-mobile termination tariffs as well as mobile termination fees are expected to be further reduced.

To maintain sustainable competitiveness in the corporate sector, we have committed to further developing our IT competencies by focusing on complex service offerings through managed services, system integration and outsourcing through consultant services to corporate customers. Expanding our business operation to these new areas with lower profitability has a dilutive effect on the company’s profitability both on fixed line segment and Magyar Telekom Group level.

In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase. Fast growth of mobile broadband is expected on the new 3G technology. T-Home services included in T-Mobile bundled offers were launched during 2010. Data market (e.g., IP-VPN, DLL, Metro Ethernet) is expected to decrease due to unfavorable market conditions.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. To accomplish our goals despite the intensifying competitive environment, the decreasing revenue potential should be compensated with strict cost control. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued in the coming years. The target for 2011 is to overview the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

We have reached an agreement with trade unions on wage development, headcount reduction and decrease in additional employee allowances at the parent company for 2011. The key elements of the agreement are the following: reduction of headcount by 300 employees above executive termination and retirement and 4 percent wage increase from July 2011 (2 percent for higher paid employees). These measures will reduce our Total Workforce Management (“TWM”) related costs.

In line with world market developments and the liberalization of the Hungarian energy market, we have experienced rapid growth in energy prices, above the inflation level. We expect energy prices to remain high in 2010, impacting us negatively.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of new CRM system. We are targeting the complete overhaul of the current customer management of the Company. The goals of the project include not just he replacement of the outdated billing systems but to bring a new approach to the entire customer management process by integrating fixed and mobile portfolios.

16

In 2010, we aimed at and succeeded in achieving the total level of investments in tangible and intangible assets to be lower than in 2009, despite the volatility of the volatility of the Hungarian currency during the year.

Subsequent events between the end of the year and the release of the report

None.

Budapest, February 28, 2011.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

17

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:     Report of the Supervisory Board

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Supervisory Board

Report of the Supervisory Board of Magyar Telekom Plc.

for the General Meeting of the Company

In Y2010, the Supervisory Board of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Supervisory Board, based on its accepted Working Schedule. In Y2010, the Supervisory Board held meetings on 6 occasions.

The Supervisory Board kept in regular contact with the Chairman-Chief Executive Officer, the Chief Financial Officer, the Chief Legal Counsel / Chief Legal and Corporate Affairs Officer and the Head of Internal Audit of the Company.

The Supervisory Board regularly discussed the decisions made by the Board of Directors and the Management Committee, the executive financial reports and the reports on the group acquisition activities.

The Supervisory Board approved the Y2010 Workplan of the independent internal audit organization, requested and received regular information on the findings of each of the audits, the measures and the status of the implementation of these measures. The questions further occurring in relation to the particular audits were regularly answered by the Head of Internal Audit at the Supervisory Board meetings.

In Y2010 Internal Audit has completed audits on the integrity of financial reports (e.g. accruals, capitalization, tax, inventory), to improve operational processes (e.g. T-Home products, integrated operating processes, customer service, procurement, real estate management) and to strengthen compliance (e.g. control functions, audits made mandatory by the law e.g. preventing money laundry, e-signo service). Internal Audit has also made over-the-plan (ad hoc) audits upon the request of the management to reduce the business risks raised during the year.

As a result of the audits Internal Audit has recommended corrective measures and monitored the implementation of them at the areas concerned. The implemented measures have strengthened the control environment and also several efficiency improving opportunities have been identified.

Internal Audit has also completed SOX audits to assure the effective operation and compliance of control environment. Similarly to the previous years they have supported the work of Group Compliance Committee in the whistleblower cases with special ad-hoc investigations.

The Supervisory Board regularly reviewed the reports of the Audit Committee on its activities. The Audit Committee supported the work of the Supervisory Board with respect to the proper supervision of the financial reporting system.

With respect to the request submitted to the Supervisory Board during Y2010 with regard to the operation of the Company, the Supervisory Board conducted the necessary investigation and the competent area delivered the appropriate information to the person making the request.

The Supervisory Board examined every important report on the business policy and every submission that is made on matters falling into the exclusive competence of and is on the agenda of the General Meeting.

According to the point of view of the Supervisory Board, Magyar Telekom Group, due to its firm strategy and effective costs management, maintained its favorable market position in the still intense competitive environment, despite of the hard economic environment.

The Supervisory Board has not discovered anything to disapprove in the Company’s activities in Y2010,   with regard to the Company’s compliance with statutory operation.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010.

The Supervisory Board provides prior approval to the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

The Supervisory Board discussed the Corporate Governance Report of the Company and, with its prior approval, proposes it to the General Meeting for approval.

Budapest, March 16, 2011

In representation of the Supervisory Board of Magyar Telekom Plc.:

Dr. László Pap

Chairman of the Supervisory Board

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:   Report of the Audit Committee

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Report of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

on its 2010 activities in relation to the approval of

the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS),

of the 2010 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR),

and the use of the profit after tax earned in 2010

In Y2010, the Audit Committee of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Audit Committee, based on its accepted Working Schedule, and in case of the occurrence of an extraordinary case, with a focus on its discussion without delay and on the interest of making the appropriate decision. In Y2010, the Audit Committee held meetings on 7 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 22 occasions.

The Audit Committee kept in continuous contact with the Chief Financial Officer, the Chief Legal Counsel / Chief Legal and Corporate Affairs Officer of the Company, the Head of Internal Audit, the Group Compliance Director, and the independent external auditor.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside counsel, regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). On December 2, 2009 the Audit Committee delivered the report titled “Report of Investigation to the Audit Committee of Magyar Telekom Plc.”, dated November 30, 2009 (the “Final Report”) to the Board of Directors of the Company.

The Company has taken such remedial measures to address issues previously identified by the Independent Investigation, which included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report, therefore, the Audit Committee has not made recommendations either relating to the Corporate Compliance Program or internal controls.

The Company has considered, in consultation with the Audit Committee, what additional personnel remedial actions the Final Report warranted to address the findings of the Final Report.

The Audit Committee, in accordance with its purpose, oversaw the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, the qualifications and independence of the Company’s independent external auditor and the performance of the Company’s internal audit function and independent external auditor.

In the course of overseeing the work and performance of the independent external auditor, the Audit Committee reviewed and evaluated the Management Letter, and regularly monitored the services provided by the independent external auditor and their fees. The independent external auditor, with the general or specific pre-approval of the Audit Committee, provided audit and audit-related, and on one occasion other type of — IFRS training - service for the Company in 2010.

In the course of overseeing the performance of the Internal Audit, the Audit Committee regularly reviewed and evaluated the reports on the activities of the Internal Audit, reviewed and approved the Audit Workplan of the Internal Audit.

The Audit Committee quarterly reviewed and evaluated the Group Compliance Director’s reports on

•                  the progress of the implementation of the compliance program;

•                  the reported comments and complaints, the status of the investigations initiated with respect to them, and the proposed remedial actions.

In the course of overseeing the Company’s internal controls over financial reporting, the Audit Committee has continuously monitored the Company’s SOX 404 compliance.

The Audit Committee reviewed and evaluated the reports to be submitted to the stock exchanges and the financial authorities, including the Form 20-F annual report of the Company, the quarterly reports and the relevant press releases, and the quarterly reports of the Company’s Disclosure Committee.

The Audit Committee reviewed and evaluated the changes in the risk management system of the Magyar Telekom Group, and quarterly, the risk management reports.

There was no shareholder notification to the Audit Committee in Y2010.

The Audit Committee reviewed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year of HUF 77,371 million.

The Audit Committee reviewed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.

The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010. The Audit Committee agrees with the proposal and proposes to the Supervisory Board for prior approval and to the General Meeting for approval.

Budapest, March 7, 2011

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:

Proposal of the Board of Directors for the use of the profit after tax earned in 2010; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2010, on the payment of dividends

Budapest, April 12, 2011

According to Section 220(3) of the Companies Act and Section 6.2. (i) of the Articles of Association deciding on the utilisation of after-tax earnings belongs to the exclusive scope of authority of the General Meeting.

Resolution proposal:

A dividend of HUF 50 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2010.

The HUF 52,117,584,050 to be disbursed as dividends shall be paid from the after-tax profits of HUF 64,929,146,513 based on HAR figures. The company shall allocate the remaining amount of HUF 12,811,562,463 as profit reserves.

May 12, 2011 shall be the first day of dividend disbursement. The record date shall be May 5, 2011.

On April 22, 2011, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Supervisory Board

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Supervisory Board

Report of the Supervisory Board of Magyar Telekom Plc.

for the General Meeting of the Company

In Y2010, the Supervisory Board of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Supervisory Board, based on its accepted Working Schedule. In Y2010, the Supervisory Board held meetings on 6 occasions.

The Supervisory Board kept in regular contact with the Chairman-Chief Executive Officer, the Chief Financial Officer, the Chief Legal Counsel / Chief Legal and Corporate Affairs Officer and the Head of Internal Audit of the Company.

The Supervisory Board regularly discussed the decisions made by the Board of Directors and the Management Committee, the executive financial reports and the reports on the group acquisition activities.

The Supervisory Board approved the Y2010 Workplan of the independent internal audit organization, requested and received regular information on the findings of each of the audits, the measures and the status of the implementation of these measures. The questions further occurring in relation to the particular audits were regularly answered by the Head of Internal Audit at the Supervisory Board meetings.

In Y2010 Internal Audit has completed audits on the integrity of financial reports (e.g. accruals, capitalization, tax, inventory), to improve operational processes (e.g. T-Home products, integrated operating processes, customer service, procurement, real estate management) and to strengthen compliance (e.g. control functions, audits made mandatory by the law e.g. preventing money laundry, e-signo service). Internal Audit has also made over-the-plan (ad hoc) audits upon the request of the management to reduce the business risks raised during the year.

As a result of the audits Internal Audit has recommended corrective measures and monitored the implementation of them at the areas concerned. The implemented measures have strengthened the control environment and also several efficiency improving opportunities have been identified.

Internal Audit has also completed SOX audits to assure the effective operation and compliance of control environment. Similarly to the previous years they have supported the work of Group Compliance Committee in the whistleblower cases with special ad-hoc investigations.

The Supervisory Board regularly reviewed the reports of the Audit Committee on its activities. The Audit Committee supported the work of the Supervisory Board with respect to the proper supervision of the financial reporting system.

With respect to the request submitted to the Supervisory Board during Y2010 with regard to the operation of the Company, the Supervisory Board conducted the necessary investigation and the competent area delivered the appropriate information to the person making the request.

The Supervisory Board examined every important report on the business policy and every submission that is made on matters falling into the exclusive competence of and is on the agenda of the General Meeting.

According to the point of view of the Supervisory Board, Magyar Telekom Group, due to its firm strategy and effective costs management, maintained its favorable market position in the still intense competitive environment, despite of the hard economic environment.

The Supervisory Board has not discovered anything to disapprove in the Company’s activities in Y2010,   with regard to the Company’s compliance with statutory operation.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU, to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 consolidated annual financial statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU with Balance Sheet Total Assets and Profit for the year in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee and the independent external auditor, discussed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, and the proposal of the Board of Directors for their acceptance.

In the opinion of the Supervisory Board, the above mentioned financial statements are in compliance with the prescriptions of the law, the Supervisory Board agrees with their content. The Supervisory Board proposes to the General Meeting for approval the 2010 annual stand alone financial statements of the Company prepared according to the Hungarian Accounting Regulations (HAR) with Balance Sheet Total Assets and After-tax Net Income in accordance with the proposal of the Board of Directors and the Audit Committee.

The Supervisory Board, with the involvement of the Audit Committee, discussed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010.

The Supervisory Board provides prior approval to the proposal of the Board of Directors with respect to dividend payment and proposes the proposal to the General Meeting for approval.

The Supervisory Board discussed the Corporate Governance Report of the Company and, with its prior approval, proposes it to the General Meeting for approval.

Budapest, March 16, 2011

In representation of the Supervisory Board of Magyar Telekom Plc.:

Dr. László Pap

Chairman of the Supervisory Board

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Report of the Audit Committee

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Report of the Audit Committee of Magyar Telekom Plc.

for the General Meeting of the Company

on its 2010 activities in relation to the approval of

the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS),

of the 2010 annual stand alone financial statements of the Company prepared in accordance with requirements of the Accounting Act (HAR),

and the use of the profit after tax earned in 2010

In Y2010, the Audit Committee of Magyar Telekom Plc. (the “Company”) has performed its work in accordance with the Articles of Association of the Company and the Rules of Procedure of the Audit Committee, based on its accepted Working Schedule, and in case of the occurrence of an extraordinary case, with a focus on its discussion without delay and on the interest of making the appropriate decision. In Y2010, the Audit Committee held meetings on 7 occasions, and furthermore, it made resolutions without holding a meeting, via written (fax) voting on 22 occasions.

The Audit Committee kept in continuous contact with the Chief Financial Officer, the Chief Legal Counsel / Chief Legal and Corporate Affairs Officer of the Company, the Head of Internal Audit, the Group Compliance Director, and the independent external auditor.

The Company, by the direction of the Audit Committee, has conducted an independent internal investigation with the involvement of an independent outside counsel, regarding certain contracts and conduct involving the Company and certain of its affiliates (the “Independent Investigation”). On December 2, 2009 the Audit Committee delivered the report titled “Report of Investigation to the Audit Committee of Magyar Telekom Plc.”, dated November 30, 2009 (the “Final Report”) to the Board of Directors of the Company.

The Company has taken such remedial measures to address issues previously identified by the Independent Investigation, which included steps designed to revise and enhance the Company’s internal controls as well as the establishment of the Corporate Compliance Program.

Due to these measures, no modifications to the Corporate Compliance Program were viewed as necessary in response to the Final Report, therefore, the Audit Committee has not made recommendations either relating to the Corporate Compliance Program or internal controls.

The Company has considered, in consultation with the Audit Committee, what additional personnel remedial actions the Final Report warranted to address the findings of the Final Report.

The Audit Committee, in accordance with its purpose, oversaw the integrity of the Company’s financial statements, the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, the qualifications and independence of the Company’s independent external auditor and the performance of the Company’s internal audit function and independent external auditor.

In the course of overseeing the work and performance of the independent external auditor, the Audit Committee reviewed and evaluated the Management Letter, and regularly monitored the services provided by the independent external auditor and their fees. The independent external auditor, with the general or specific pre-approval of the Audit Committee, provided audit and audit-related, and on one occasion other type of — IFRS training - service for the Company in 2010.

In the course of overseeing the performance of the Internal Audit, the Audit Committee regularly reviewed and evaluated the reports on the activities of the Internal Audit, reviewed and approved the Audit Workplan of the Internal Audit.

The Audit Committee quarterly reviewed and evaluated the Group Compliance Director’s reports on

•                  the progress of the implementation of the compliance program;

•                  the reported comments and complaints, the status of the investigations initiated with respect to them, and the proposed remedial actions.

In the course of overseeing the Company’s internal controls over financial reporting, the Audit Committee has continuously monitored the Company’s SOX 404 compliance.

The Audit Committee reviewed and evaluated the reports to be submitted to the stock exchanges and the financial authorities, including the Form 20-F annual report of the Company, the quarterly reports and the relevant press releases, and the quarterly reports of the Company’s Disclosure Committee.

The Audit Committee reviewed and evaluated the changes in the risk management system of the Magyar Telekom Group, and quarterly, the risk management reports.

There was no shareholder notification to the Audit Committee in Y2010.

The Audit Committee reviewed the 2010 consolidated annual financial statements prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS) as endorsed by the EU to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS) as endorsed by the EU, including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year of HUF 77,371 million.

The Audit Committee reviewed the 2010 annual stand alone financial statements prepared in accordance with requirements of the Accounting Act (HAR) to be submitted to the General Meeting by the Board of Directors, the proposal of the Board of Directors for their acceptance, and listened to the relevant report of the independent external auditor.

The Audit Committee, based on its activities performed during the year and the report of the independent external auditor, agrees with the content of the financial statements and the proposal, and submits it to the Supervisory Board. The Audit Committee proposes to the General Meeting for approval the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.

The Audit Committee reviewed the proposal of the Board of Directors, according to which the Company shall pay a dividend of HUF 50 per ordinary share (with a face value of HUF 100) to the shareholders from the profit of 2010. The Audit Committee agrees with the proposal and proposes to the Supervisory Board for prior approval and to the General Meeting for approval.

Budapest, March 7, 2011

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:  Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares

Budapest, April 12, 2011

According to Section 224 of the Companies Act and Section 6.2. (s) of the Articles of Association, the General Meeting may authorize the Board of Directors to purchase treasury shares.

The authorization granted by the General Meeting of Magyar Telekom Plc. with its resolution no. 27/2010. (IV. 7.) for the Board of Directors to purchase ordinary shares shall expire on October 7, 2011. The Board of Directors hereby requests new authorization from the General Meeting to purchase ordinary Magyar Telekom shares for 18 months following the approval date. At the same time the Board of Directors believes dividend should remain the main method for shareholder remuneration.

Upon the approval of the new authorization, the authorization granted by the resolution no. 27/2010. (IV.7.) of the General Meeting shall be repealed.

Resolution proposal:

The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to supplement Magyar Telekom’s current shareholder remuneration policy in line with international practice.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital (i.e. up to 104,274,254 ordinary shares) of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

Authorization granted to the Board of Directors by Resolution No. 27/2010. (IV.7.) of the General Meeting is hereby repealed.

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:  Decision on the approval of the Corporate Governance and Management Report

Budapest, April 12, 2011

Pursuant to Section 312 of the Companies Act, if the shares of the publicly operating companies are listed on the Budapest Stock Exchange, the Board of Directors must submit the corporate governance and management report to the Annual General Meeting of the company, together with the annual financial statements prepared according to the Accounting Act. Section 6.2. (i) of the Articles of Association complies with the above provision of the Companies Act. The Act also provides that the report can only be submitted to the General Meeting upon its prior approval by the Supervisory Board. The report and its Annex were prepared on the basis of the provisions of the Companies Act and the Corporate Governance Recommendations of the Budapest Stock Exchange (BSE).

The Corporate Governance Recommendations of the Budapest Stock Exchange are available at the website of the BSE: www.bet.hu.

Resolution proposal:

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2010 of the Company.

CORPORATE GOVERNANCE REPORT OF

MAGYAR TELEKOM PLC.

Approved by the Board of Directors of Magyar Telekom Plc. on February 24, 2011 with Resolution

No. 1/11 (02.24.2011)

and the Supervisory Board on March 16, 2011 with Resolution No. 2/9 (2011.03.16.)

The Audit Committee reviewed and evaluated the Report at its March 7, 2011 meeting (resolution No. 6/7 (03.07.2011))

The Annual General Meeting held on April 12, 2011 has reviewed and approved the Corporate Governance and Management Report with Resolution No. [•].

Corporate Governance Report

of Magyar Telekom Plc.

Introduction

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (hereinafter “Magyar Telekom” or “Company”)

based on

•                              the Corporate Governance Recommendations of the Budapest Stock Exchange Zrt., published in October, 2007, and amended in May, 2008, and

•                              the provisions of Act IV of 2006 on Business Associations (“Companies Act”) (especially Section 312), taking into account

•                              the Recommendations of the European Commission (“Commission”) fostering an appropriate regime for the remuneration of directors of listed companies (2004/913/EC), and

•                              and the Commission’s Recommendations on the role of non-executive or supervisory directors of listed companies and on the committees of the (supervisory) board (2005/162/EC), approves and submits to the Annual General Meeting the below Corporate Governance Report.

1. A brief presentation of the operation of the Board of Directors, and a description of the division of responsibility and duties between the Board of Directors and the executive management

Magyar Telekom’s Board of Directors (“Board” or “Board of Directors”) is the Company’s executive body that represents the Company towards third parties and before courts and other authorities. The Board of Directors exercises its rights and performs its obligations as an independent body.

The members of the Board of Directors shall act with due care as it is generally expected from persons in such positions and - unless it is otherwise provided in the Companies Act — must give priority to the interest of the company. The members of the Board of Directors shall be liable towards the Company pursuant to the general provisions of the civil law in case of causing damage to the Company through breaching the laws, the Articles of Associations (“Articles of Association”), the resolutions of the General Meeting (“General Meeting”) of the Company and their managerial duties. The indemnification liability of the members of the Board of Directors towards the Company is joint and severable according to the provisions of the Civil Code on jointly causing damage. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question. The members of the Board of Directors shall bear unlimited and joint liability for those damages that arise from the announcement of false data, rights or facts to the Company Register or the late announcement of the same in addition to failing to file such announcement at all.

The Board of Directors is not an operative management body. In other words, the Board of Directors is not involved in the Company’s daily business. The Board of Directors acts in all matters that do not fall in the competence of the General Meeting or other corporate bodies. Among other responsibilities, it approves the Company’s strategy, business plan, major organizational changes and key transactions, concludes employment agreements with and removes the Chief Executive

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Officer (“CEO”) and Chief Officers, and determines the remuneration and target tasks on the basis of which it evaluates the their performance.

For the purpose of the operative control and effective day-to-day management of the Company the Board of Directors established the Management Committee the members of which are the Chief Executive Officer and the Chief Officers . The Management Committee acts within the scope of competences assigned to it by the Board of Directors. The Management Committee reports to the Board of Directors on the operation and status of Magyar Telekom Group at each meeting of the Board of Directors.

Due to the fact that in line with the above, the Board of Directors delegates several competences to the Management Committee we answered “No” to several questions in the declaration to this Corporate Governance Report, because in these cases the Company does comply with the given recommendation but based on the decision of the Board of Directors the procedure / decision to comply with the given recommendation is within the Management Committee’s scope of competence delegated to it by the Board of Directors.

The detailed rules on the tasks, competences and operation of the Management Committee are contained in the Rules of Procedure approved by the Board of Directors:

http://www.telekom.hu/static/sw/download/mc_rop_07.01.2010_.pdf

2. The introduction of the members of the Board of Directors, the Supervisory Board and the executive management (in the case of Board members, including the status of independence of the different members), a description of the structure of committees.

For more details with regard to the members of the Board of Directors, the supervisory board of Magyar Telekom (“Supervisory Board”) and the Management Committee please visit the web site of Magyar Telekom:

•                              http://www.telekom.hu/investor_relations/corporate_governance/board_of_directors

•                              http://www.telekom.hu/investor_relations/corporate_governance/supervisory_board

•                              http://www.telekom.hu/investor_relations/corporate_governance/management_committee

The Board of Directors is comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. Currently the Board of Directors of Magyar Telekom has eleven members. The assignment of the members of the Board of Directors lasts for a term of three years until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof. The assignment of new Board members, elected within this period, shall expire at the same date when the assignment of the other Board members expires. The members of the Board of Directors can be recalled or re-elected by the General Meeting at any time. The Board of Directors operates in line with the Rules of Procedure, in compliance with the laws and the Articles of Association.

The Companies Act does not include requirements with regard to the independency of the members of the Board of Directors if besides the Board of Directors there is also a supervisory board operating at the company. Currently 3 members of the Board of Directors meet the independency criteria set forth in the Recommendations: Frank Odzuck, dr. Mihály Gálik, dr. István Földesi.

According to the Articles of Association of the Company the Supervisory Board of the Company is comprised of at least three (3) but maximum fifteen (15) members. The members of the Supervisory Board are elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years until May, 31 of the third year subsequent to the date of their election with the exception, that if the General Meeting in the year of the expiry of their

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assignment is held prior to May 31, then their assignment lasts until the date thereof. The assignment of new Supervisory Board members, elected within this period, shall expire at the same date when the assignment of the other Supervisory Board members expires. Currently the Supervisory Board of Magyar Telekom has eleven members. The Supervisory Board acts as a body. The Supervisory Board elects a Chairman from among its members and makes resolutions with simple majority. The Supervisory Board carries out its tasks according to its Rules of Procedure that is established by the Supervisory Board and approved by the General Meeting.

Independent members of the Supervisory Board — according to the Companies Act: Dr. László Pap, Dr. János Illéssy, Dr. Sándor Kerekes, Dr. Károly Salamon, Dr. János Bitó and Konrad Kreuzer.

•                           http://www.telekom.hu/static/sw/download/MT_BoD_RoP_ENG_13Dec2010.pdf

•                           http://www.telekom.hu/static/sw/download/FEB_ugyrend_20100407_eng.pdf

3. The number of meetings held in the relevant period by the Board of Directors, Supervisory Board and committees, including the number of members attending

Section 5 discusses the work of the individual committees in detail therefore we analyzed here the above parameters with regard to the Board of Directors and the Supervisory Board.

In 2010 the Board of Directors held five meetings in accordance with its Preliminary Meeting Schedule, at which the overall rate of attendance of the members (either personally or by telephone conference) was 87%. The Board of Directors adopted resolutions without holding a meeting in nine cases in writing through the procedure of voting by fax as regulated in the Rules of Procedure.

The most important issues discussed by the Board of Directors in 2010 were as follows:

•                  Monitoring financial and non-financial KPIs;

•                  Decisions on the bonus achievement for the management in 2009 based on recommendation of the Remuneration Committee;

•                  Proposal to the General Meeting on the approval of the Y2009 financial statements, the use of the profit after tax and the dividend;

•                  Setting targets for the management for 2011;

•                  Approval of the mid-term strategy and business planning for years 2011-2015;

•                  Delist the American Depositary Shares (ADS) from the New York Stock Exchange;

•                  Declaration regarding the contemplated 2010 dividend proposal;

•                  Cooperation with Deutsche Telekom;

•                  Organizational restructuring;

•                  M&A decisions;

•                  Risk management of Magyar Telekom Group;

•                  Review of the compliance program.

The Supervisory Board held 6 meetings in business year 2010 at which the average rate of participation was 89%.

The most important issues discussed by the Supervisory Board in 2010 were as follows:

•                  Reports, submissions on the agenda of the General Meeting;

•                  Strategy of the Magyar Telekom Group 2010-2012;

•                  Business Plan of the Magyar Telekom Group 2010-2012;

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•                  Reports of the Board of Directors on its key business policy decisions;

•                  Magyar Telekom Group’s Executive Financial Reports;

•                  Reports on the decisions of the Management Committee;

•                  Reports on the activity of the Internal Audit and the Audit Plan of the Internal Audit;

•                  Progress of the Compliance program;

•                  Reports on the acquisition activities of Magyar Telekom Group;

•                  Reports on the activities of the Audit Committee.

4. The presentation of viewpoints considered when evaluating the work of the Board of Directors, the Supervisory Board, the executive management, as well as of the different members. Reference to whether evaluation carried out in the relevant period has resulted in any changes

The Y2010 self assessment of the Board of Directors is published on the web site of the Company. The self assessment primarily focused on

•                  the performance of tasks belonging to the scope of authority according to the Articles of Association and the Rules of Procedure of the Board of Directors

•                  the shareholder relations,

•                  the enforcement of the strategic and business plans of the Company,

•                  compliance and

•                  the assessment of the legal and ethical requirements.

Within the framework of the Y2010 performance evaluation of the Supervisory Board the following viewpoints — among others - were taken into account:

•                  whether the organization and members of the Supervisory Board, the operation of the Supervisory Board was ensured in business year 2010 as prescribed in the Rules of Procedure of the Supervisory Board;

•                  whether the Supervisory Board, based on its legal status, scope of authorities and responsibilities as included in its Rules of Procedure, properly fulfilled its tasks in business year 2010;

•                  whether the Supervisory Board deems it necessary to take further actions or follow-up steps in the individually assessed cases.

Within the framework of the evaluation of the Y2010 performance of the Supervisory Board the following viewpoints were taken into account at the assessment of the individual members and also whether based on these viewpoints their relevant competence was ensured:

•                  Dr. László Pap: Independence, expertise in technical — telecommunications technology — field, experience as member of the Audit Committee and as member of the Board of Directors of an international company.

•                  Dr. János Illéssy: Independence, expertise in technical field and economy, experience as chief financial officer of quoted companies, as member and chairman of the Audit Committee.

•                  Dr. Sándor Kerekes: Independence, expertise in economy and business management, experience as member of the Audit Committee, as member of the Board of Directors and Supervisory Board of various mid-size companies.

•                  Dr. Károly Salamon: Independence, expertise in technical field and economy, experience as chief financial officer or chairman-chief executive officer of many companies and banks, as member of the Audit Committee, as member of the Board of Directors, Presidency or Supervisory Board of many banks and companies.

•                  Dr. János Bitó: Independence, expertise in technical field, experience as member of the Audit Committee and as member of the Supervisory Board and Board of Directors of many companies.

•                  Konrad Kreuzer: Independence, expertise in law and business area, experience as chairman of the Board of Directors and Supervisory Board of many companies.

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•                  Martin Meffert: Expertise in telecommunications and economics, experience in technical field and as country manager of Hungary.

•                  György Varju: Experience as employees’ representative, as chairman of the Workers’ Council and as member and chairman of the Central Workers’ Council.

•                  Attila Bujdosó: Expertise in technical field, experience as member of trade union and Workers’ Council, as chairman of the Telecommunications Trade Union.

•                  Tamás Lichnovszky: Expertise in technical field, experience in customer care area, as representative in Workers’ Council, as member of the Central Workers’ Council.

•                  Zsoltné Varga: Expertise in technical field, experience in sales and customer care, as employees’ representative, as official of the Workers’ Council, as member of the Central Workers’ Council and as deputy chairwoman of European Workers’ Council of Deutsche Telekom.

5. Report on the operation of different committees, including the introduction of the members of the committees (professional background), the number of meetings held, the number of members attending the meetings, as well as the most important issues discussed at the meetings and the general operation of the committee. If the Board of Directors has passed a resolution on an issue contrary to the recommendations of the audit committee, the presentation of the operations of the Audit Committee shall include that fact (as well as the reasons of the Board of Directors for doing so). It is recommended that reference be made to the company’s website, where the tasks delegated to the committees, the rules of procedure of the committees and the date of appointing the members should be disclosed.

Audit committee of Magyar Telekom (“Audit Committee”)

Chairman of the Audit Committee:

•                  Dr. János Illéssy

Members of the Audit Committee:

•                  Dr. László Pap

•                  Dr. Sándor Kerekes

•                  Dr. Károly Salamon

•                  Dr. János Bitó

There is more detailed information on the members of the Audit Committee on the following web site of the Company:

http://www.telekom.hu/investor_relations/corporate_governance/audit_committee

The members of the Audit Committee are assigned from April 7, 2010 until May 31, 2013.

The purpose of the Committee is, inter alia, to oversee:

•                  the integrity of the Company’s financial statements,

•                  the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Committee,

•                  the qualifications and independence of the Company’s independent external auditor,

•                  the performance of the Company’s internal audit function and independent auditors.

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The Audit Committee acts independently within its scope of authority provided in the Companies Act, in Hungarian Act CXX of 2001 on the Capital Market and in the Articles of Association, and in compliance with the rules and regulations of the Budapest Stock Exchange, the New York Stock Exchange* (the “NYSE”) and the US Securities and Exchange Commission (“SEC”), as well as the provisions and rules of the US Securities Exchange Act of 1934.

The Audit Committee held 7 meetings in the previous business year of 2010, with 93% average participation rate. The Audit Committee made further written resolutions without holding a meeting on 22 occasions.

The Chief Financial Officer, the General Counsel of the Company, the leader of the Internal Audit, the Group Compliance Director and the representatives of the independent external auditor, PricewaterhouseCoopers Kft. (“PwC”) participated at the meetings of the Audit Committee — except for the discussion of agenda items discussed within the framework of closed meetings by the decision of the Audit Committee.

The Audit Committee, during the supervision of the work of the independent auditor - inter alia - discussed the below subject matters with the auditor:

•                  PwC’s internal quality control system, the results of the quality control reviews, and PwC’s independence practices;

•                  formal written statement of PwC specifying its relationship with the Company in accordance with the Securities Acts administrated by the US Securities and Exchange Commission (“SEC”), and the requirements of the Independence Standards Board;

•                  Y2009 audit;

•                  independent auditor opinions on the Y2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (“IFRS”) and the Y2009 Annual Report of the Company prepared according to the Hungarian Accounting Standards (“HAR”);

•                  audit according to the Sarbanes-Oxley Act of 2002 (“SOX” or “SOX 404”) — Magyar Telekom’s internal controls over financial reporting;

•                  independent auditor’s report on the management’s assessment and on the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2009;

•                  proposal on the election of the independent auditor and the determination of its remuneration;

•                  enforcement of the professional requirements and conflict of interest stipulations towards the independent auditor;

•                  Y2009 Management Letter and the response of the management of the Company;

•                  Y2010 audit;

•                  specific pre-approval of the audit services to be provided by PwC.

The Audit Committee — inter alia — discussed the below important issues at its meetings:

•                  the services of the independent external auditor and their fees;

•                  reports on the activities of the Internal Audit, Audit Plan of the Internal Audit;

•                  reports on the activities of the Group Compliance Director;

•                  Y2009 Consolidated Financial Statements of Magyar Telekom Group prepared according to the IFRS and the Y2009 Annual Report of the Company prepared according to the HAR;

•                  SOX 404 compliance, status of significant SOX compliance deficiencies, Management’s overall assessment of the Company’s internal controls over financial reporting Y2009 (in compliance with SOX 404)

•                  20-F annual report (prepared pursuant to the US Securities Exchange Act of 1934) of Magyar Telekom for the business year ending on December 31, 2009;

•                  the risk management system of Magyar Telekom Group, quarterly risk management reports;

•                  reports on the acquisition activities of Magyar Telekom Group;

•                  adequacy of the remedial actions taken in response to the findings of the Independent Internal Investigation conducted by the direction of the Audit Committee with the involvement of an independent outside legal counsel and closed in 2009, and the implementation of the compliance program;

*Until November 12, 2010 when the American Depositary Shares of the Company have been delisted from the New York Stock Exchange.

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•                  issues pertaining to the Authorities’ Investigations;

•                  evaluation of the Y2010 performance of the Audit Committee.

The Rules of Procedure of the Audit Committee - including the tasks delegated to the Audit Committee — is accessible on the following web site of the Company:

http://www.telekom.hu/static/sw/download/ACUgyrend_20110202_eng.pdf

Remuneration committee of Magyar Telekom (“Remuneration Committee”):

The Remuneration Committee is comprised of three members elected by the Board of Directors. The assignment of the members is the same period as their assignment as members of the Board of Directors.

The current members are:

•                  Frank Odzuck

•                  Guido Kerkhoff

•                  Dr. Ralph Rentschler

The professional experience of the members is accessible in detail on the following web site of the Company: http://www.telekom.hu/investor_relations/corporate_governance/compensation

The rules of the operation of the committee is contained in its Rules of Procedure:

http://www.telekom.hu/static/sw/download/JavBizUgyrend_eng.pdf

In 2010 the Remuneration Committee held four meetings.

The issues discussed were as follows:

•                  February, 2010 (participation rate: 100%)

•                 Determination of Board Directors’ remuneration

•                  Evaluation of the Y2009 bonus targets of the top management of Magyar Telekom Group

•                  Refinement of the Y2010 bonus targets of the top management of Magyar Telekom Group

•                  Payment of Incentives to Magyar Telekom Group’s Top Management based on the Mid-Term Incentive Plan 2007-2009

•                  April, 2010 (participation rate: 100%)

•                  Electing the Chairman of the Remuneration Committee

•                  Salary review of Magyar Telekom Group’s Top Management

Discussing appointments and remuneration of the new managerial positions of Magyar Telekom Group

•                  September, 2010 (participation rate: 100%)

•                  Proposal to start the MTIP 2010 program

•                  Proposal regarding the targets for 2010 of new top managers of Magyar Telekom Group

•                  December, 2010 (participation rate: 100%)

•                  proposal for the Y2011 targets of the top managers of Magyar Telekom Group

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6. The presentation of the system of internal controls and the evaluation of the activity in the relevant period. Report on the efficiency and effectiveness of risk management procedures. (Information on where the report on internal controls by the Board of Directors may be viewed by shareholders.)

The presentation of the system of internal controls, evaluation of the activity in the relevant period.

Magyar Telekom, as a company registered in the U.S., is subject to the provisions of the Sarbanes-Oxley Act of 2002. As required by section 404 of the Sarbanes-Oxley Act, the management of Magyar Telekom is responsible for establishing and maintaining adequate “internal control over financial reporting” that ensures the reliability of the financial reports. Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. Our internal control system is based on the method established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management has established and regularly oversees the operation of internal controls over financial reporting that ensure the reliability of the report. The internal control system has been grouped into two levels of documentation:

•                      The company-level controls include the following (in line with PCAOB Audit Standard No. 5):

•                  controls related to the control environment

•                  controls over management override

•                  the company’s risk assessment process

•                  controls to monitor results of operations

•                  controls to monitor other controls, including the activities of the internal audit function, the Audit Committee and self-assessment programs

•                  controls over the period-end reporting process

•                  policies that address significant business control and risk management practices.

•                  Transaction Level Controls describe the controls built into our business processes that have been designed and operated to ensure that material misstatements in each significant financial account and disclosure within the financial statements are prevented or detected in a timely manner.

The operation of the internal control system is supported by the independent internal audit function that, beyond tasks regarding the risk based internal audit work plan, contributes to the enhancement of the internal control processes and to the reduction of existing risks through ad-hoc audits. The Internal Audit area follows up the implementation of the measures defined on the basis of the audits. The Supervisory Board and the Audit Committee receives regular reports on the findings of the audits; measures, based on the findings and fulfillment of tasks.

In line with the criteria of the adopted internal control framework, management evaluates the effectiveness of internal control system within each financial year. Management’s assessment for 2010 is still in progress, but based on the already available information, we believe that internal control system has been operating effectively to prevent material misstatements in the financial statements.

The Company discloses its report on the internal controls with regard to the reliability of financial reports in the 20-F annual report.

The management and Board of Directors of Magyar Telekom are committed to conduct all business activities of Magyar Telekom Group according to the highest legal and ethical standards. Based on this commitment the Board of Directors established the Corporate compliance program of Magyar Telekom.

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The Corporate compliance program is applicable to all bodies, organizations, employees, advisors, agents, representatives as well as to all persons and organizations that work on behalf of the Company or its subsidiary.

The Corporate compliance program of Magyar Telekom ensures that the business activities of the Group are conducted with observing and in compliance with the relevant laws to the outmost extent, according to the highest standards of training and commitment. It requires the realization of guidelines and processes that manage potential compliance risks and implement specific processes in order to report, investigate, monitor and correct suspected or actual lack of compliance.

Risk management policies

Our risk management includes identification, assessment and evaluation of risks, development of necessary action plans, as well as monitoring of performance and results. For risk management to be effective, we must ensure that management take business decisions with full understanding of all relevant risks.

In 1999, we established a formal risk management system. This system has been operating in an integrated way with the risk management system of Deutsche Telekom since 2002.

All material risks related to material internal and external operations, financial and legal compliance and certain other risks are evaluated and managed by a well-defined internal mechanism. A risk management manual and an internal regulation on risk management were prepared. A risk management course was developed for employees responsible for risk management in all organizational areas. Risk items affecting our operations are reviewed quarterly throughout the group. All of our units, departments, subsidiaries and other organizations are obliged to identify and report their operational risks on a quarterly basis. After evaluation of these risks, results are reported to our management, the Board of Directors, the Disclosure Committee, the Audit Committee and to Deutsche Telekom.

Following the enactment of the Sarbanes-Oxley Act, we decided to enhance our risk management procedures. As this new law requires prompt disclosure of all risk items influencing investors’ decisions, we complemented our quarterly risk reporting system with a continuous reporting procedure which requires all the organizations of the group to report on a real-time basis any new material fact, information or risk that comes to their knowledge. Information thus submitted is monitored by the risk management area and CFO is notified when a new material risk or information is identified.

There is an effective internal regulation at the Company that covers the responsibilities of each employee in risk monitoring and management. We introduced the requirements of the Sarbanes-Oxley Act, our enhanced reporting and corporate governance obligations and the enhanced risk reporting procedures to our colleagues through e-learning. The personnel scope of the training covered all employees.

7. Information on whether the auditor has carried out any activities not related to auditing

Based on the effective Pre-approval Policy of the Audit Committee the independent external auditor — upon the general pre-approval or the specific pre-approval of the Audit Committee — provided the below services for the Company in business year 2010 besides the audit type of services:

•                  audit related services,

•                  training service.

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8. A detailed presentation of the company’s disclosure policy, and its policy on trading by insiders

Disclosure policy of the Company

It is Magyar Telekom’s policy that all disclosures made by the Company to its shareholders or the investment community should be accurate and complete, and fairly present the Company’s financial condition and results of operations in all material respects, and such disclosures should be made on a timely basis as required by applicable laws and requirements of the Budapest Stock Exchange (BSE), the NYSE*, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”).

The controls and procedures currently used by the Company are designed to ensure that: information required by BSE, NYSE*, SEC and HFSA to be disclosed by the Company (Annual, Half-Year and Interim Management Reports, Registrations Statements, 20-F Filings and 6-K Submissions) as well as any and all other written information that the Company discloses from time to time to the investment community (presentations to rating agencies and information contained on the Magyar Telekom website for investors: www.telekom.hu) is recorded, processed, summarized, and reported accurately and on a timely basis as well as that the information is collected and transferred to the management to ensure that timely decisions are made on the disclosure.

Since July 3, 2003 a Disclosure Committee has been operating at the Company the tasks of which include — among others — to elaborate and monitor processes and control procedures described above. The Disclosure Committee is comprised of such managers who are jointly well informed on the significant and complex aspects of the business and financial activities as well as the risks of the Company.

The Disclosure Committee of the Company supports the Chief Executive Officer and the Chief Financial Officer in fulfilling their respective duties, i.e. to have an oversight on the processes ensuring the accuracy and timeliness of disclosures.

An external legal firm is retained by the Company as an advisor to monitor the changes of SEC and NYSE* rules and to notify the Company if such changes occur. Within the framework of an internal audit the Company reviews its disclosure processes each year.

Policy in connection with the prohibition of insider trading

The shares of Magyar Telekom are traded on the Budapest Stock Exchange. The American Depositary Shares (ADSs) of Magyar Telekom has been delisted from the New York Stock Exchange effective November 12, 2010. The Company is committed to meeting the criteria for delisting its Securities as soon as possible, however until that the trading of Magyar Telekom securities is regulated by the Hungarian legislation and government (including the Hungarian FSA) as well as the United States legislation and government (including SEC).

With the aim of ensuring compliance with the requirements of the legal environment Magyar Telekom created its own regulation which applies to all organizations of Magyar Telekom and those affiliated companies in which Magyar Telekom has 25% or more direct or indirect ownership or voting rights.

*until November 12, 2010 when the American Depositary Shares of the Company has been delisted from the New York Stock Exchange

*until November 12, 2010 when the American Depositary Shares of the Company has been delisted from the New York Stock Exchange

*until November 12, 2010 when the American Depositary Shares of the Company has been delisted from the New York Stock Exchange

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The Hungarian securities laws and United States federal and state securities laws prohibit: (a) the direct or indirect purchase or sale of securities while in possession of inside information and (b) the disclosure of inside information to others who then trade in securities (hereinafter: tip or tipping).

The regulation defines insider information, insider trading as well as the scope of insider persons.

Magyar Telekom does encourage investment in Magyar Telekom securities by its employees and directors. However, it states some general trading guidelines as well as specific restrictions regarding the timing of trading in Magyar Telekom securities.

Trading guidelines:

•                  Magyar Telekom strongly recommends that all insider persons refrain from any transactions in Magyar Telekom securities other than during the period beginning on the commencement of the third (3rd) trading day following the release of quarterly or annual financial results and ending ten calendar days later (so called „window period”).

•                  The safest period for trading in Magyar Telekom securities, assuming the absence of inside information, is generally the first few days of the window period. Periods other than window periods are more highly sensitive for transactions in Magyar Telekom securities from the perspective of compliance with applicable securities laws. However, trading in Magyar Telekom securities during a window period should not be considered a “safe harbor.”

•                  Even after inside information is disclosed, sufficient time must pass to permit the market and outside investors to digest the information and make investment decisions before insider persons can trade in Magyar Telekom securities. Even during a window period, any person possessing inside information may not engage in any transactions in Magyar Telekom securities until the commencement of the third trading day after inside information is publicly disclosed.

•                  Regulatory authorities scrutinize securities trading with special attention. Consequently, before trading in Magyar Telekom securities, you should carefully consider how the authorities, in the future, might view your concluded transactions with special attention.

•                  Every insider person has the individual responsibility to comply with the relevant internal rules, regardless of whether Magyar Telekom has recommended a window period to that insider person or any other insider person. The guidelines set forth in Magyar Telekom’s internal rules are guidelines only, and appropriate judgment should be exercised in connection with any transaction in Magyar Telekom securities.

•                  An insider person may, from time to time, have to forego a proposed transaction in Magyar Telekom securities even if he or she planned to make the transaction before learning of the inside information and even though the insider person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

In addition to the aforementioned trading guidelines the internal rule also states that specific restriction periods, which are prescribed in the Capital Markets Act also apply to specific categories of insider persons described therein.

Magyar Telekom in its internal rules draws the attention that insider persons, in addition to being forbidden from using inside information to trade in securities for their own advantage, are also prohibited from tipping inside information to an outsider (any person other than a Magyar Telekom employee, officer or director, and includes friends, business associates, spouses or family members), who then trades on that information.

In certain cases transactions must be immediately announced to the authority or to the public by the insider person and/or by the issuer. In order to support compliance with the announcement obligations insider persons shall without delay fill in and send a form if they concluded a transaction with Magyar Telekom shares and Magyar Telekom shall file the necessary announcements and disclosures on behalf of certain insider persons.

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9. A detailed demonstration of the methods of exercising shareholders’ rights

The holder of each Series “A” Share shall be entitled to one vote at the General Meeting of the Company and to all such rights attributed to such shareholder by the Companies Act or the Articles of Association. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or interim share certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the shareholders’ register.

The Board of Directors of the Company through the registrar assigned by the Board of the Directors according to Section 202 (2) of the Act, maintains a shareholders’ register of the holders of registered shares (including holders of interim share certificates or preliminary share certificates) and shareholders’ proxies by the class of shares, in which the name - in case of a joint representative the relevant data of the joint representative respectively - and address (seat) of each shareholder (shareholder’s proxy) as well as the shareholding of each shareholder by the share series is recorded. The Company maintains a computerized shareholders’ register.

Whenever a dividend or interim dividend is declared by the General Meeting, shareholders shall be entitled to such dividend or interim dividend in proportion to the nominal value of their shares.

In the event of dissolution of the Company, the assets of the Company shall be distributed, after satisfying creditors, among all of the shareholders of the Company, such distribution to occur in accordance with the ratio of the nominal value of each shareholder’s shares to the total registered capital of the Company.

Shareholders whose names have not been entered into the shareholders’ register and shareholders who acquired their shares in violation of the restrictions in the Articles of Association pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

If the General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner and the statutory required data of which are available for the payment of dividends.

The General Meeting shall be convened if shareholders representing at least five percent of the votes request the Board of Directors in writing to convene the General Meeting, stipulating the reason for and the object of their request. The court of registration shall convene the General Meeting if the convocation of the General Meeting is requested in compliance with the above outlined procedure and the Board of Directors fails to act within a period of 30 days or fails to convene the General Meeting within the shortest notice period required by the law or the Articles of Association after such action.

Each shareholder has the right to attend the General Meeting, request information and comment on issues at the General Meeting. Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company. As part of the rights of shareholders to information shareholders may not have access to the business books and other business documents of the Company.

The condition of participating at the General Meeting is that the name of the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the shareholders’ register at least six (6) working days prior to the date of the General Meeting.

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The detailed rules of exercising shareholder’s rights are contained in the Articles of Association of the Company that is available on the web site of the Company:

http://www.telekom.hu/static/sw/download/alapszabaly_20100407_ENG.pdf

10. A brief presentation of rules on the conducting of the General Meeting

The General Meeting is the highest decision-making body of the Company, comprised of all of the shareholders. The decisions of the General Meeting, which are referred to as resolutions, are binding upon the shareholders, the other organs and the officers of the Company.

The Company shall hold a General Meeting at least once each year (the Annual General Meeting) where the report of the Company, prepared according to the Accounting Act, is approved. The Annual General Meeting shall occur no later than four months immediately subsequent to the business year in question. In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

Notice of each General Meeting of the Company — unless otherwise provided by the Companies Act - shall be published in the manner stipulated by the applicable law and the Articles of Association for the publication of the Company’s notices and advertisements at least 30 days prior to the date of such General Meeting. The public notice of the General Meeting of the Company shall be published by the body responsible for the convocation of the General Meeting either by law or by the Articles of Association.

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy within 60 minutes of the time stipulated in the public notice convening the General Meeting. If the General Meeting does not have a quorum, the General Meeting reconvened with the same agenda shall be held after a period of at least ten (10) days after the convocation of the reconvened General Meeting. The reconvened General Meeting constitutes a quorum with regard to the agenda items of the original General Meeting regardless of the voting rights represented at the reconvened Meeting.

The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in the Articles of Association in Section 6.2. (a)-(f), (k), (l), (o), and (p), which shall require at least a three-quarters majority of the votes of the shareholders present.

The detailed rules of conducting the General Meeting are contained in Section 6 of the Articles of Association of the Company that is published on the web site of the Company:

http://www.telekom.hu/static/sw/download/alapszabaly_20100407_ENG.pdf

11. Remuneration statement

Compensation of Members of the Board of Directors, Supervisory Board Members and Audit Committee Members

1. Board of Directors

•                 The members of the Board of Directors receive a fee

•                 The amount of the fee is determined by the General Meeting

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•                 The fee is specified on the basis of domestic benchmark data

•                 The fee can be revised upon the initiative of the Remuneration Committee

•                 Members, elected from the management of the strategic investor, waive their entitlement to the fee whereas members, elected from the management of the Company, offer their fee for charity purposes

•                 The Board of Directors annually assesses its own activity according to predefined criteria (strategy, business performance, compliance, efficiency, dividend policy, information flow). Within the framework of the assessment the individual members’ self assessment is also reviewed according to predefined criteria.

2. Supervisory Board

•                  The members of the Supervisory Board receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  Members, elected from the management of the strategic investor, waive their entitlement to the fee

•                  The Supervisory Board, based on the itemized review of the tasks specified in its Rules of Procedure, concretely assesses the work of the respective year that was carried out to fulfill the tasks contained in the Rules of Procedure and defines those activities that need to be improved. Within the framework of this activity the Supervisory Board assesses the abilities, experience of the individual members that are necessary to perform their respective duties.

3. Audit Committee

•                  The members of the Audit Committee receive a fee

•                  The amount of the fee is determined by the General Meeting

•                  The fee is specified on the basis of domestic benchmark data

•                  The fee can be revised upon the initiative of the Remuneration Committee

•                  The Audit Committee, based on the itemized review of the tasks specified in its Rules of Procedure, concretely assesses the work of the respective year that was carried out to fulfill the tasks contained in the Rules of Procedure and defines those activities that need to be improved.

According to the resolutions passed on the General Meeting in April 20010 the remuneration of Members of the Board of Directors, Supervisory Board Members and Audit Committee Members at the Company are as follows:

The Chairman of the Board of Directors:	HUF 546 000 per month
The Members of the Board of Directors:	HUF 364 000 per month
The Chairman of the Supervisory Board:	HUF 448 000 per month
The Members of the Supervisory Board:	HUF 294 000 per month
The Chairman of the Audit Committee:	HUF 440 000 per month
The Members of the Audit Committee:	HUF 220 000 per month

4. Management (the term of “management” means the members of the Management Committee of the Company)

•                 With respect to the size of each element of the compensation package the Remuneration Committee submits its proposals in consideration of domestic benchmark surveys.

•                 Final decision is taken by Magyar Telekom’s Board of Directors.

•                 The compensation package is reviewed once each year.

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The compensation package consists of the following elements:

Base wage

Its size varies depending on the incumbent’s position, a fixed wage amount tailored to the individual payable in monthly equal installments.

Variable pay

The annual bonus is a specific proportion of the base wage, paid on the basis of the achievement of the individual goals derived from the Magyar Telekom Group strategic goals, specified prior to the given business year. In the case of each individual goal the concrete threshold of under,- and overperformance are also determined and within that the concrete terms of payment are linked to performance targets.

The annual targets and the assessment of their performance, are approved by the Board of Directors on the basis of the submission of the Remuneration Committee.

Other benefits and perks

Other compensation elements have been designed in consideration of domestic benchmark data with a view to cost efficiency (e.g. cars for personal use, mobile phone, managers’ insurance, etc.)

Other benefits and perks have been guided by Magyar Telekom’s Collective Agreement and regulations.

The performance of the members of the management are individually assessed each year, on the basis of predefined criteria and processes.

For the year ended December 31, 2010, the aggregate compensation of the members of the management was HUF 998 million.

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Corporate Governance Declaration

on Compliance with the Corporate Governance Recommendations

R 1.1.1	The Managing Body ensured that shareholders received access to information in time to enable them to exercise their rights.

	Yes (Complies)	No (Please explain)

R 1.1.2	The company applies the “one share - one vote” principle.

	Yes (Complies)	No (Please explain)

R 1.2.8	The company ensures that shareholders must meet the same requirements in order to attend at the General Meeting.

	Yes (Complies)	No (Please explain)

R 1.2.9	Items on the General Meeting agenda only include subjects which are correctly detailed and summarized clearly and unambiguously.

	Yes (Complies)	No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

	Yes (Complies)	No (Please explain)

Though the General Meeting of the Company did not explain in details the effect of all decisions in case of each resolution but it did so prior to making such resolutions when due to the importance or complexity of the decision it could have an effect on the ongoing processes at the Company.

R 1.2.10	Shareholders’ comments on and supplements to the items on the agenda were published at least two days prior to the General Meeting.

	Yes (Complies)	No (Please explain)

No comments, supplements were received prior to the Y2010 General Meeting.

R 1.3.8	Comments on the items of the agenda were made available to shareholders simultaneously with registration at the latest.

	Yes (Complies)	No (Please explain)

No comments, supplements were received prior to the Y2010 General Meeting.

Written comments made on the items on the agenda were published two working days prior to the General Meeting.

17

	Yes (Complies)	No (Please explain)
No comments, supplements were received prior to the Y2010 General Meeting.

R 1.3.10	The election and dismissal of executives took place individually and by separate resolutions.

	Yes (Complies)	No (Please explain)

R 2.1.1	The responsibilities of the Managing Body include those laid out in 2.1.1.

	Yes (Complies)	No (Please explain)

The Articles of Association and the Rules of Procedure of the Board of Directors set forth that all matters fall into the competence of the Board of Directors (or into that of the Management Committee delegated to it by the Board of Directors) that according to the laws or the Articles of Association do not fall into the exclusive competence of the General Meeting or other corporate body. The list of competences in the Articles of Associations and in the Rules of Procedure of the Board of Directors does not fully cover the list set forth in the explanation of the recommendations.

R 2.3.1	The Managing Body held meetings regularly, at times designated in advance.

	Yes (Complies)	No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

	Yes (Complies)	No (Please explain)

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

	Yes (Complies)	No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

	Yes (Complies)	No (Please explain)

R 2.5.1	The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

	Yes (Complies)	No (Please explain)

R 2.5.4	At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

	Yes (Complies)	No (Please explain)

R 2.5.5	At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of

18

their independent status from those members considered independent.

	Yes (Complies)	No (Please explain)

R 2.5.7	The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

	Yes (Complies)	No (Please explain)

The Rules of Procedure of the Supervisory Board — that is accessible on the web site of the Company — includes the criteria on independency but as far as the Board of Directors is concerned the Company did not set such independency criteria.

R 2.6.1

Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company’s subsidiary).

	Yes (Complies)	No (Please explain)

The Supervisory Board / Audit Committee did not receive such information.

R 2.6.2

Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

	Yes (Complies)	No (Please explain)

No such transaction took place at the Company in 2010

Transactions which according to 2.6.2, fell outside the normal course of the company’s business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

	Yes (Complies)	No (Please explain)

No such transaction took place at the Company in 2010

R 2.6.3

Board members informed the Supervisory Board/Audit Committee (Nomination Committee) if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

	Yes (Complies)	No (Please explain)

Not fulfilled in all cases.

R 2.6.4	The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

	Yes (Complies)	No (Please explain)

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A CEO level internal regulation was issued at the Company on this subject matter.

The Managing Body established its guidelines regarding insiders’ trading in securities and monitored compliance with those guidelines.

	Yes (Complies)	No (Please explain)

A CEO level internal regulation was issued at the Company on this subject matter.

R 2.7.1	The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

	Yes (Complies)	No (Please explain)

The Supervisory Board formed an opinion on the remuneration guidelines.

	Yes (Complies)	No (Please explain)

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the General Meeting, as a separate item on the agenda.

	Yes (Complies)	No (Please explain)

R 2.7.2	The Managing Body prepared an evaluation of the work it carried out in the given business year.

The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

	Yes (Complies)	No (Please explain)

R 2.7.3	It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

	Yes (Complies)	No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the General Meeting as a separate agenda item.

	Yes (Complies)	No (Please explain)

The members of the management do not have benefits that do not represent normal practice and there were no such events in 2010.

R 2.7.4	The structure of share-incentive schemes were approved by the General Meeting.

	Yes (Complies)	No (Please explain)

20

The current cash program linked to share performance (MTIP), which is disclosed in our Annual Report, the success criteria of which depends on the share-price of Magyar Telekom has been approved by the Board of Directors.

Prior to the decision by the General Meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in 2.7.4).

	Yes (Complies)	No (Please explain)

The current cash program linked to share performance (MTIP), which is disclosed in our Annual Report, the success criteria of which depends on the share-price of Magyar Telekom has been approved by the Board of Directors.

R 2.7.7	The Remuneration Statement was prepared by the company and submitted to the General Meeting.

	Yes (Complies)	No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

	Yes (Complies)	No (Please explain)

The Remuneration Statement includes information about the remuneration of individual members of the Board of Directors and the Supervisory Board but due to data protection reasons the remuneration data of the management contains aggregate figures.

R 2.8.1	The Managing Body or the committee operated by it is responsible for monitoring and controlling the company’s entire risk management.

	Yes (Complies)	No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

	Yes (Complies)	No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

	Yes (Complies)	No (Please explain)

R 2.8.3	The Managing Body formulated the principles regarding the system of internal controls.

	Yes (Complies)	No (Please explain)

The Board of Directors regularly assesses and approves the elements of the internal control system, established according to the BÉT Recommendations.

21

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company’s performance and profit targets.

	Yes (Complies)	No (Please explain)

R 2.8.4	When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in 2.8.4.

	Yes (Complies)	No (Please explain)

R 2.8.5	It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

	Yes (Complies)	No (Please explain)

R 2.8.6	The company created an independent Internal Audit function which reports to the Audit Committee.

	Yes (Complies)	No (Please explain)

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

	Yes (Complies)	No (Please explain)

R 2.8.7	The internal audit activity is carried out by the Internal Audit function based on authorization from the Audit Committee.

	Yes (Complies)	No (Please explain)

As an organization, the Group Audit function is independent from the executive management.

	Yes (Complies)	No (Please explain)

The Group Audit Directorate is directly reporting to the Chief Legal and Corporate Affairs Officer from an organizational point of view.

R 2.8.8	The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

	Yes (Complies)	No (Please explain)

R 2.8.9	The Managing Body prepared its report for shareholders on the operation of internal controls.

	Yes (Complies)	No (Please explain)

22

In line with the Sarbanes-Oxley Act, the Company’s Management Committee and the Board of Directors each year evaluate the effectiveness of internal control over financial reporting. The report on the evaluation is approved by the Management Committee and the Board of Directors. The result of the evaluation is available for shareholders in the Company’s 20-F report within section ‘Controls and procedures’.

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

	Yes (Complies)	No (Please explain)

Though the Rules of Procedure of the Board of Directors does not explicitly include the task contained in the Recommendations, the Management Committee of the Company and the Board of Directors, in compliance with the Sarbanes-Oxley Act, annually assess the efficiency of the internal control environment of the preparation of the financial statement.

R 2.8.11	The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

	Yes (Complies)	No (Please explain)

R 2.9.2

The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

	Yes (Complies)	No (Please explain)

In compliance with the extremely strict provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 2.9.3

The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

	Yes (Complies)	No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

The Managing Body pre-determined in a resolution what circumstances constitute “significant bearing”.

	Yes (Complies)	No (Please explain)

The Audit Committee is responsible for the oversight of the work of the independent external auditor of the Company. All audit-relevant and non-audit-relevant services to be performed by the independent external auditor for the Company and their fees are subject to the Audit Committee’s pre-approval in order to ensure that

23

the independent external auditor does not impair his independence from the Company. For this activity the “Pre-approval policy of Magyar Telekom Plc.’s Audit Committee” is applicable.

R 3.1.6

On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees’ targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

	Yes (Complies)	No (Please explain)

There is no Nomination Committee operating at the Company but as far as the other bodies are concerned the information is available on the web site of the Company.

R 3.2.1	The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

	Yes (Complies)	No (Please explain)

R 3.2.3

The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor’s report on problems discovered during the audit.

	Yes (Complies)	No (Please explain)

R 3.2.4	The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to 3.2.4.

	Yes (Complies)	No (Please explain)

R 3.3.1	There is a Nomination Committee operating at the company.

	Yes (Complies)	No (Please explain)

Certain tasks and competences — that in line with the Recommendations are the competences of the Nomination Committee — are delegated to other bodies, for example the Remuneration Committee makes a proposal on the conclusion and modification of the work contract of the CEO.

R 3.3.2	The Nomination Committee provided for the preparation of personnel changes.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

24

The Nomination Committee evaluated the activity of board and executive management members.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

	Yes (Complies)	No (Please explain)

There is no Nomination Committee at the Company.

R 3.4.1	There is a Remuneration Committee operating at the company.

	Yes (Complies)	No (Please explain)

R 3.4.2

The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

	Yes (Complies)	No (Please explain)

R 3.4.3	The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

	Yes (Complies)	No (Please explain)

The remuneration of the Managing Body was approved by the General Meeting based on the recommendation of the Remuneration Committee.

	Yes (Complies)	No (Please explain)

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

	Yes (Complies)	No (Please explain)

R 3.4.4	The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

	Yes (Complies)	No (Please explain)

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

	Yes (Complies)	No (Please explain)

25

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

	Yes (Complies)	No (Please explain)

Currently the Remuneration Committee does not have such duty.

R 3.4.7	The majority of the members of the Remuneration Committee are independent.

	Yes (Complies)	No (Please explain)

There is one independent member among the members of the 3-member Remuneration Committee.

R 3.5.1	The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

	Yes (Complies)	No (Please explain)

The Remuneration and Nomination Committees are not combined at the Company (there is no Nomination Committee at the Company).

R 3.5.2	The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

	Yes (Complies)	No (Please explain)

There is a separate Remuneration Committee at the Company the members of which were elected by the Board of Directors from among its own members.

R 4.1.1

In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

	Yes (Complies)	No (Please explain)

Currently there are no disclosure guidelines at the Company. The Company issued internal regulations regarding the Disclosure Committee and disclosure processes. The tasks of the individual organizational units regarding disclosure are contained in the relevant internal regulation.

R 4.1.2	The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

	Yes (Complies)	No (Please explain)

R 4.1.3	The company’s disclosure guidelines include the procedures governing electronic, on-line disclosure.

	Yes (Complies)	No (Please explain)

Currently there are no disclosure guidelines at the Company (please see the explanation at R.4.1.1.)

26

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

	Yes (Complies)	No (Please explain)

R 4.1.4	The Managing Body assessed the efficiency of disclosure processes.

	Yes (Complies)	No (Please explain)

The efficiency of disclosure processes is monitored by the Audit Committee and the Supervisory Board.

R 4.1.5	The company published its corporate events calendar on its website.

	Yes (Complies)	No (Please explain)

R 4.1.6

In the annual report and on the website of the company, the public was informed about the company’s corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

	Yes (Complies)	No (Please explain)

R 4.1.8

In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

	Yes (Complies)	No (Please explain)

R 4.1.9	In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

	Yes (Complies)	No (Please explain)

R 4.1.10

The company provided information on the internal organization and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

	Yes (Complies)	No (Please explain)

R 4.1.11

In the annual report and in the Remuneration Statement on the company’s website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

	Yes (Complies)	No (Please explain)

R 4.1.12	The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

	Yes (Complies)	No (Please explain)

27

The risk management guidelines of the Company were published by the management and not by the Board of Directors on the web site of the Company under “Investor relations/Corporate Governance/Corporate governance documents” menu item. The main risks are discussed in details in Item 3 of the 20-F report (Risk Factors).

R 4.1.13	In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

	Yes (Complies)	No (Please explain)

R 4.1.14	The company discloses its guidelines governing insiders’ trading in the company’s securities on its website.

	Yes (Complies)	No (Please explain)

The company published in the annual report and on its website ownership in the company’s securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

	Yes (Complies)	No (Please explain)

R 4.1.15

In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

	Yes (Complies)	No (Please explain)

28

Level of compliance with the Suggestions

The company should indicate whether the relevant suggestion of the CGR is applied or not (— Yes / No)

S 1.1.3	The company has an investor relations department.	Yes / No

S 1.2.1	The company published on its website the summary document regarding the conducting of the General Meeting and the exercise of shareholders’ rights to vote (including voting via proxy)	Yes / No

S 1.2.2	The company’s articles of association are available on the company’s website.	Yes / No

S 1.2.3	The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).	Yes / No

S 1.2.4	Information and documents according to 1.2.4 regarding General Meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company’s website.	Yes / No

S 1.2.5	The General Meeting of the company was held in a way that ensured the greatest possible shareholder participation.	Yes / No

S 1.2.6

Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the General Meeting. (There were no motions to amend the agenda items)

Yes / No

S 1.2.7	The voting procedure applied by the company ensured unambiguous, clear and fast decision-making by shareholders.	Yes / No

S1.2.11	At the shareholders’ request, the company also provided information on the General Meeting electronically.	Yes / No

S 1.3.1	The identity of the chairman of the General Meeting was approved by the company’s General Meeting prior to the discussion of the items on the agenda.	Yes / No

S 1.3.2	The Managing Body and the Supervisory Board were represented at the General Meeting.	Yes / No

S 1.3.3

The company’s articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company’s General Meeting and be granted the right of participation in the discussion of the relevant items on the agenda. (Though the Articles of Association of the Company does not contain a specific provision on this matter the practice is that the Company does not exclude the participation of third parties at the General Meeting.)

Yes / No

S 1.3.4	The company did not prevent shareholders attending the General Meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.	Yes / No

29

S 1.3.5

The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the General Meeting. Where the company declined to give an answer it published its reasons for doing so. (The Company published the answers to unanswered questions after three days following the General Meeting.)

Yes / No

S 1.3.6

The chairman of the General Meeting and the company ensured that in answering the questions raised at the General Meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.

Yes / No

S 1.3.7	The company published a press release and held a press conference on the decisions passed at the General Meeting.	Yes / No

S1.3.11	The company’s General Meeting decided on the different amendments of the articles of association in separate resolutions.	Yes / No

S1.3.12

The minutes of the General Meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the General Meeting.

Yes / No

S 1.4.1	The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.	Yes / No

S 1.4.2	The company disclosed its policy regarding anti-takeover devices. (No such policy was elaborated by the Company.)	Yes / No

S 2.1.2	The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.	Yes / No

S 2.2.1

The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.

Yes / No

S 2.3.2	Board members had access to the proposals of a given meeting at least five days prior to the board meeting.	Yes / No

S 2.3.3	The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.	Yes / No

S 2.4.1	The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the General Meeting.	Yes / No

S 2.4.2	The composition of boards and the number of members complies with the principles specified in 2.4.2.	Yes / No

30

S 2.4.3

Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction program.

Yes / No

S 2.5.2	The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.	Yes / No

S 2.5.3

The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management’s work where the functions of Chairman and CEO are combined.

Yes / No

S 2.5.6	The company’s Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.	Yes / No

S 2.7.5	The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.	Yes / No

S 2.7.6	In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.	Yes / No

S 2.8.2

The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company’s daily operations.

Yes / No

S2.8.10	When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10.	Yes / No

S2.8.12

The company’s auditor assessed and evaluated the company’s risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.

Yes / No

S 2.9.1	The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.	Yes / No

S 2.9.4	The Managing Body may invite the company’s auditor to participate in those meetings where it debates General Meeting agenda items.	Yes / No

S 2.9.5	The company’s Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.	Yes / No

S 3.1.2

The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the

Yes / No

31

Supervisory Board in the given business year. (There is no Nomination Committee at the Company the answer was provided with regard to the other bodies.)

S 3.1.4	The company’s committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.	Yes / No

S 3.1.5	The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5.	Yes / No

S 3.2.2	The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.	Yes / No

S 3.3.3

The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body. (There is no Nomination Committee at the Company.)

Yes / No

S 3.3.4	The majority of the members of the Nomination Committee are independent. (There is no Nomination Committee at the Company.)	Yes / No

S 3.3.5	The rules of procedure of the Nomination Committee includes those details contained in 3.3.5. (There is no Nomination Committee at the Company.)	Yes / No

S 3.4.5	The Remuneration Committee prepared the Remuneration Statement.	Yes / No

S 3.4.6	The Remuneration Committee exclusively consists of non-executive members of the Managing Body.	Yes / No

S 4.1.4	The disclosure guidelines of the company at least extend to those details contained in 4.1.4.	Yes / No

	The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.	Yes / No

S 4.1.7	The company’s financial reports followed IFRS guidelines.	Yes / No

S4.1.16	The company also prepares and releases its disclosures in English.	Yes / No

32

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Decision on granting relief from liability to the members of the Board of Directors

Budapest, April 12, 2011

According to Section 30 (5) of the Companies Act, the Articles of Association may contain provisions for the general meeting to put on the agenda the evaluation of the work of the senior officers in the previous financial year and to decide on granting relief from liability to the senior officers. According to Section 6.2 (q) of the Articles of Association, decision on granting liability relief is within the exclusive authority of the General Meeting.

Resolution proposal:

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2010 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2010 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:

Decision on the amendments of the Articles of Association:

1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 2.4. Transfer of shares (b); 2.5. Shareholders’ Register (2.5.3.); 4.5. Payment of Dividends; 4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange; 5. Rights to Information and Closing of the Shareholders’ Register and 5.3. Closing of the Shareholders’ Register; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (h), (p); 7.4. Rules of Procedure and Chairman of the Board of Directors (7.4.1. (o)); 8.2. Members of the Supervisory Board (8.2.4.); 8.7. Audit Committee (8.7.1., 8.7.3., 8.7.5.); 9.4. Auditor’s Conflict of Interest

Budapest, April 12, 2011

According to Section 231 (2) of the Companies Act and Section 6.2. (a) of the Articles of Association the decision on the amendment of the Articles of Association falls into the exclusive scope of authority of the General Meeting of the Company.

The reasons for amending the Articles of Association of Magyar Telekom Plc. are as follows:

1.          Due to the change of the sites and branch offices of the Company Section 1.4. of the Articles of Association is amended as follows:

(a) Sites of the Company:

1117 Budapest, Gábor Dénes u. 2.

1107 Budapest, Bihari u.6.

1117 Budapest, Magyar tudósok krt. 9.

1073 Budapest, Dob u. 76-78.

1051 Budapest, Petőfi Sándor u. 17-19.

1117 Budapest, Kaposvár u. 5-7

1117 Budapest, Budafoki u. 103-107

1107 Budapest, Száva u. 3-5.

~~1148 Budapest, Örs vezér tere 48.~~

1077 Budapest, Kéthly Anna tér 1.

1117 Budapest, Szerémi út 4.

(b) Branch Offices of the Company:

4026 Debrecen, Bethlen u. 1.

3525 Miskolc, Régiposta u. 9.

9400 Sopron, Széchenyi tér 7-10.

7601 Pécs, Rákóczi út 19.

8174 Balatonkenese, Parti sétány 51.

6722 Szeged, Tisza Lajos krt. 41.

5600 Békéscsaba, Andrássy u. 44.

6723 Szeged, Etelka sor 1.

6721 Szeged, Csongrádi sgt. 12.

Resolution proposal:

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

2.                   The Company provides tied agent services for more credit institutes regarding selling mobile phones (66.19.’08 Other activities auxiliary to financial services). Additionally the Company provides insurance intermediaries services regarding telephone insurance (66.22.’08 Other activities auxiliary to financial services). Neither activity requires permission from the Company.

Based on the above Section 1.6.2 (Other activities) of the Articles of Association is supplemented as follows:

1.6.2. Other activities:

The scope of activities is supplemented with the activity as follows:

66.19’08	Other activities auxiliary to financial services
66.22’08	Activities of insurance agents and brokers

Resolution proposal:

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

3.          Section 2.4. (Transfer of Shares) (b) of the Articles of Association is amended to be more precisely align and harmonized with the provisions of the Companies Act and the Articles as follows:

(b) If any request regarding the registration at the registrar is justified by the appropriate documents, ~~and~~ the Company shall~~, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles~~ make a prompt entry into the Shareholders’ Register. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision.

Resolution proposal:

The General Meeting approves the amendment of Section 2.4. (b) of the Articles of Association according to the submission.

4.          Act CLIX of 2010 on the modification of financial acts entered into force on January 1, 2011, which among others, modified Section 304 (2) of the Companies Act. According to the modification of the law, limited companies shall implement the provisions of the modifications into their Articles of Associations and submit the Articles of Association to the Court of Registry latest until June 30, 2011. Regarding to this provision Section 2.5.3. (Shareholders’ Register) of the Articles of Association shall be amended as follows:

2.5.3. ~~The condition of participating at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Shareholders’ Register at least six (6) working days prior to thedate of the General Meeting.~~ The name of shareholders or shareholders’ proxies who intends to participate at the General Meeting shall be entered into the Shareholders’ Register until the second working day prior to the starting day of the General Meeting.

~~The registry of shareholders in the Shareholders’ Registry may be at the record date of identification of beneficial owner prior to the GM or at the shareholder’s individual request. Those shareholders can exercise their voting rights at the GM who are entered into the Shareholders’ Registry. No entry in the Shareholders’ Register shall be made in the period of six (6) business days prior to the General Meeting.~~

Resolution proposal:

The General Meeting approves the amendment of Section 2.5.3. of the Articles of Association according to the submission.

5.          Section 4.5. (Payment of Dividends) of the Articles of Association is amended to be more precisely align and harmonized with the provisions of the Companies Act as follows:

If the ~~Annual~~ General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner ~~and the statutory required data of which are available for the payment of dividends~~. The record date of identification of beneficial owner shall not be earlier than the fifth stock market trade day subsequent to the date of the General Meeting.

Resolution proposal:

The General Meeting approves the amendment of Section 4.5. of the Articles of Association according to the submission.

3

6.          Section 4.7. (Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange) of the Articles of Association is now outdated, therefore it is deleted.

~~4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange~~

~~The General Meeting may only make a resolution resulting in the delisting of shares from the stock exchange — including the decision resulting in the delisting a series of shares as a sanction - if any shareholder previously undertakes the obligation to submit a public bid for purchasing the shares in relation to delisting, according to the Regulations of the Budapest Stock Market for Listing, Continued Trading and Disclose.~~

Resolution proposal:

The General Meeting approves the deletion of Section 4.7. of the Articles of Association according to the submission.

7.          Section 5. (Rights to Information and Closing of the Shareholders’ Register), 5.3. (Closing of Shareholders’ Register) of the Articles of Association covers the provisions of Section 2.5.3., therefore it is deleted to be more align and harmonized with the provisions of the Articles of Associations. Accordingly, the title of Section 5 is amended.

5. Rights to Information ~~and Closing of the Shareholders’ Register~~

~~5.3. Closing of the Shareholders’ Register~~

~~Shareholders, or shareholders’ proxies shall be entitled to exercise their voting rights at any General Meeting if they have been duly registered as owners of shares or shareholders’ representatives in the Shareholders’ Register at least 6 (six) business days prior to such General Meeting.~~

Resolution proposal:

The General Meeting approves the deletion of Section 5.3 and regarding this, the amendment of the title of Section 5. of the Articles of Association according to the submission.

8.          Section 6.2 (Matters within the Exclusive Scope of Authority of the General Meeting) (h) of the Articles of Association is amended to be more precisely align with the terminology of the Companies Act as follows. (This amendment is only in the Hungarian Articles of Association (while in the unofficial English translation of the Articles of Association this Section is correct, so it remains unchanged.) Because of the deletion of Section 4.7. the reference thereof shall be deleted form Section 6.2. (Matters within the Exclusive Scope of Authority of the General Meeting) (p).

The following matters shall be within the exclusive scope of authority of the General Meeting: […]

[(h) to elect, remove and determine the remuneration of the Auditor of the Company and to define the contents of the essential elements of the contract to be concluded with the auditor;]

(p) decision on request to delist the Company’s shares from a stock exchange ~~(see Section 4.7.)~~;

Resolution proposal:

The General Meeting approves the amendment of Section 6.2. (h) and (p) of the Articles of Association according to the submission.

4

9.          Section 7.4.1. (7.4. Rules of Procedure and Chairman of the Board of Directors) is supplemented, as a result of the modification of Act on Capital Markets effective as of January 1, 2011, as follows:

(o) decide on termination of trading of shares on a given regulated market by transfer between trading venues.

Resolution proposal:

The General Meeting approves the amendment of Section 7.4.1. (o) of the Articles of Association according to the submission.

10.    Background of the amendment of Section 8.2.4. (8.2. Members of the Supervisory Board) is to be more align and harmonized with Labor Code and the amendment of Rules of Procedure of the Supervisory Board. In view of the number of employees, there are more Workers’ Councils operating at the Company, therefore, in accordance with the Labor Code, a Central Workers’ Council also has to be established. Employee representatives are nominated to the Supervisory Board by the Central Workers’ Council, after hearing the opinion of the trade unions (currently two) operating at the company. In compliance with this, the referred Section of the Articles of Association is amended as follows:

8.2.4. The employees’ representatives in the Supervisory Board are appointed for election by the Central Work~~s~~ers’ Council after consultation with the trade unions operating at the Company.

Resolution proposal:

The General Meeting approves the amendment of Section 8.2.4. of the Articles of Association according to the submission.

11.         Background of the amendment of the provisions of the Articles of Association regarding the Audit Committee: the amendment of the Rules of Procedure of the Audit Committee was approved on February 2, 2011 and the American Depositary Shares (ADSs) of the Company have been delisted from the New York Stock Exchange (“NYSE”) effective November 12, 2011. The respective provisions (Section 8.7. Audit Committee) of the Articles of Association have to be harmonized with the new Rules of Procedure of the Audit Committee, therefore Sections 8.7.1., 8.7.3. and 8.7.5. of the Articles of Association are amended as follows:

8.7.1.               The General Meeting elects a 3-5 member Audit Committee (AC) from the independent members of the Supervisory Board (SB) for the same period as the membership of the relevant members in the SB. The Audit Committee shall act independently within its scope of authorities provided in the Companies Act and these Articles and in compliance with the rules and regulations of the Budapest Stock Exchange (BSE)~~and the New York Stock Exchange (NYSE)~~ and the US Securities and Exchange Commission (SEC) as well as the provisions and rules of the US Securities Exchange Act of 1934 (the “Exchange Act”).

8.7.3.               Only such SB member can be elected to be an AC member who complies with the independency rules and regulations of the SEC ~~and the NYSE~~, the Companies Act, the Exchange Act and the Act CXX of 2001 on the Capital Market. At least one member must comply with the SEC requirements on being a financial expert and at least one Audit Committee member must have a qualification in accountancy and/or be a qualified auditor. The Chairman and the financial expert of the Audit Committee is elected by the members of the Audit Committee.

8.7.5.               The Audit Committee shall, in particular, in addition to the scope of competence set forth in Section 311 (2) of the Companies Act:

5

[…]

iii.    Pre-approve the audit and non-audit related services provided by the Auditor to the Company and the related fees, ~~with the exception of~~with respect to the fees within the exclusive scope of authority of the General Meeting, to ensure that the Auditor’s independence from the Company is maintained;

[…]

x.     Review and evaluate (a) the financial reports prepared according to the Accounting Act and (b) proposals regarding the acceptance of such reports and (c) the use of after-tax profits prior to their submission to the Supervisory Board;

xi.    Review and evaluate (a) the financial reports prepared according to International Financial Reporting Standards (“IFRS”) and ~~the Auditor’s audit report,~~ (b) proposals regarding the acceptance of such reports~~especially in connection with changes to accounting guidelines or practice of the IFRS, accounting adjustments, profitability preconditions, etc.~~;

[…]

xiii. Meet with the Auditor to review and discuss the Auditor’s reports issued on the reports referred to in Rules x. and xi. above;

~~xiii~~xiv.   Review and evaluate the Management Letter;

~~xiv~~xv.    Review and evaluate reports to be submitted to the ~~stock exchanges~~ BSE, the SEC and other financial authorities;

~~xv.   Discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;~~

[…]

Resolution proposal:

The General Meeting approves the amendment of Section 8.7.1. of the Articles of Association according to the submission.

Resolution proposal:

The General Meeting approves the amendment of Section 8.7.3. of the Articles of Association according to the submission.

Resolution proposal:

The General Meeting approves the amendment of Section 8.7.5. of the Articles of Association according to the submission.

12.    Section 9.4. (Auditor’s Conflict of Interest) of the Articles of Association is amended to be more precisely align and harmonized with the provisions of the Companies Act as follows:

~~The founder, shareholders, members of the Board of Directors or the Supervisory Board and their relatives (Section 685(b) of the Civil Code), their common law spouse or any employee of the Company may not be elected as Auditor at any time during their association with the Company and for a period of three years after such association or employed by the Auditor, or have ownership interests in the Auditor, during the term of their association with the Company and for a period of three years thereafter.~~ Shareholders of the Company may not be an auditor. Members of the Board of Directors, members of the Supervisory Board of the Company, and their close relatives (Section 685 (b) of the Civil Code), domestic partners, furthermore employees of the Company during the term of their legal relationship or assignment may not be elected as auditors and for a period of three years thereafter.

Persons included in the register of auditors in accordance with the relevant legal regulations may be elected as an auditor. Further requirements for auditors in terms of qualifications and conduct, and conflict of interest shall be laid down in specific other legislation.

Resolution proposal:

The General Meeting approves the amendment of Section 9.4. of the Articles of Association according to the submission.

6

Unofficial Translation of the Amended and Restated Articles of Association of Magyar Telekom Telecommunications Public Limited Company

The actual changes proposed to the General Meeting for adoption are included with track changes (colored), while technical corrections to improve the English translation compared to the Hungarian version are indicated with underlined /

strikethrough text (where applicable).

Articles of Association of
Magyar Telekom Plc.

2

3

1. The Company Data

1.1. The Registered Name of the Company

The registered name of the Company is Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság

The Company’s abbreviated name is Magyar Telekom Nyrt.

1.2. The Company’s name in English

The Company’s name in English is Magyar Telekom Telecommunications Public Limited Company

The Company’s abbreviated name: Magyar Telekom Plc.

1.3. The Registered Office of the Company

1013 Budapest, Krisztina krt. 55.

1.4. Sites and Branch Offices of the Company

(a) Sites of the Company:

1117 Budapest, Gábor Dénes u. 2.

1107 Budapest, Bihari u.6.

1117 Budapest, Magyar tudósok krt.9.

1073 Budapest, Dob u. 76-78.

1051 Budapest, Petőfi Sándor u. 17-19.

1117 Budapest, Kaposvár u. 5-7

1117 Budapest, Budafoki u. 103-107

1107 Budapest, Száva u. 3-5.

~~1148 Budapest, Örs vezér tere 48.~~

1077 Budapest, Kéthly Anna tér 1.

1117 Budapest, Szerémi út 4.

(b) Branch Offices of the Company:

4026 Debrecen, Bethlen u. 1.

3525 Miskolc Régiposta u. 9.

9400 Sopron, Széchenyi tér 7-10.

7601 Pécs, Rákóczi út 19.

8174 Balatonkenese, Parti sétány 51.

6722 Szeged, Tisza Lajos krt. 41.

5600 Békéscsaba, Andrássy u. 44.

6723 Szeged, Etelka sor 1.

6721 Szeged, Csongrádi sgt. 12.

1.5. The Duration of the Company

The Company is established for an indefinite period of time.

1.6. The Scope of Activities of the Company

1.6.1. Main activity:

61.10 ‘08	Wired telecommunications activities

1.6.2. Other activities:

18.13 ‘08	Pre-press and pre-media services

4

18.14 ‘08	Binding and related services
18.20 ‘08	Reproduction of recorded media
26.30 ‘08	Manufacture of communication equipment
33.20 ‘08	Installation of industrial machinery and equipment
35.11 ‘08	Production of electricity
35.14. ‘08	Trade of electricity
35.23 ‘08	Trade of gas through mains
35.30 ‘08	Steam and air conditioning supply
41.10 ‘08	Development of building projects
41.20 ‘08	Construction of residential and non-residential buildings
42.21 ‘08	Construction of utility projects for fluids
42.22 ‘08	Construction of utility projects for electricity and telecommunications
42.99 ‘08	Construction of other civil engineering projects n.e.c.
43.11 ‘08	Demolition
43.12 ‘08	Site preparation
43.21 ‘08	Electrical installation
43.22 ‘08	Plumbing, heat and air-conditioning installation
43.29 ‘08	Other construction installation
43.99 ‘08	Other specialised construction activities n.e.c.
45.11 ‘08	Sale of cars and light motor vehicles
45.19 ‘08	Sale of other motor vehicles
46.14 ‘08	Agents involved in the sale of machinery, industrial equipment, ships and aircraft
46.43 ‘08	Wholesale of electrical household appliances
46.49 ‘08	Wholesale of other household goods
46.52 ‘08	Wholesale of electronic and telecommunications equipment and parts
46.69 ‘08	Wholesale of other machinery and equipment
46.90 ‘08	Non-specialised wholesale trade
47.19 ‘08	Other retail sale in non-specialised stores
47.41 ‘08	Retail sale of computers, peripheral units and software in specialised stores
47.42 ‘08	Retail sale of telecommunications equipment in specialised stores
47.43 ‘08	Retail sale of audio and video equipment in specialised stores
47.54 ‘08	Retail sale of electrical household appliances in specialised stores
47.59 ‘08	Retail sale of furniture, lighting equipment and other household articles in specialised stores
47.61 ‘08	Retail sale of books in specialised stores
47.62 ‘08	Retail sale of newspapers and stationery in specialised stores
47.63 ‘08	Retail sale of music and video recordings in specialised stores
47.65 ‘08	Retail sale of games and toys in specialised stores
47.78 ‘08	Other retail sale of new goods in specialised stores
47.91 ‘08	Retail sale via mail order houses or via Internet
47.99 ‘08	Other retail sale not in stores, stalls or markets
52.10 ‘08	Warehousing and storage
55.10 ‘08	Hotels and similar accommodation
55.20 ‘08	Holiday and other short-stay accommodation
55.90 ‘08	Other accommodation
56.10 ‘08	Restaurants and mobile food service activities
56.21 ‘08	Event catering activities
56.29 ‘08	Other food service activities
58.11 ‘08	Book publishing
58.12 ‘08	Publishing of directories and mailing lists
58.13 ‘08	Publishing of newspapers
58.14 ‘08	Publishing of journals and periodicals
58.19 ‘08	Other publishing activities
58.21 ‘08	Publishing of computer games
58.29 ‘08	Other software publishing
59.20 ‘08	Sound recording and music publishing activities

5

60.10 ‘08	Radio broadcasting
60.20 ‘08	Television programming and broadcasting activities
61.20 ‘08	Wireless telecommunications activities
61.30 ‘08	Satellite telecommunications activities
61.90 ‘08	Other telecommunications activities
62.01 ‘08	Computer programming activities
62.02 ‘08	Computer consultancy activities
62.03 ‘08	Computer facilities management activities
62.09 ‘08	Other information technology and computer service activities
63.11 ‘08	Data processing, hosting and related activities
63.12 ‘08	Web portals
63.99 ‘08	Other information service activities n.e.c.
64.20 ‘08	Activities of holding companies
66.19’08	Other activities auxiliary to financial services
66.22’08	Activities of insurance agents and brokers
68.20 ‘08	Renting and operating of own or leased real estate
68.31 ‘08	Real estate agencies
68.32 ‘08	Management of real estate on a fee or contract basis
69.20 ‘08	Accounting, bookkeeping and auditing activities; tax consultancy
70.21 ‘08	Public relations and communication activities
70.22 ‘08	Business and other management consultancy activities
71.11 ‘08	Architectural activities
71.12 ‘08	Engineering activities and related technical consultancy
71.20 ‘08	Technical testing and analysis
72.19 ‘08	Other research and experimental development on natural sciences and engineering
72.20 ‘08	Research and experimental development on social sciences and humanities
73.11 ‘08	Advertising agencies
73.12 ‘08	Media representation
74.30 ‘08	Translation and interpretation activities
74.90 ‘08	Other professional, scientific and technical activities n.e.c.
77.11 ‘08	Renting and leasing of cars and light motor vehicles
77.12 ‘08	Renting and leasing of trucks
77.21 ‘08	Renting and leasing of recreational and sports goods
77.22 ‘08	Renting of video tapes and disks
77.29 ‘08	Renting and leasing of other personal and household goods
77.33 ‘08	Renting and leasing of office machinery and equipment (including computers)
77.39 ‘08	Renting and leasing of other machinery, equipment and tangible goods n.e.c.
79.11 ‘08	Travel agency activities
79.12 ‘08	Tour operator activities
79.90 ‘08	Other reservation service and related activities
80.10 ‘08	Private security activities
80.20 ‘08	Security systems service activities
81.10 ‘08	Combined facilities support activities
82.11 ‘08	Combined office administrative service activities
82.19 ‘08	Photocopying, document preparation and other specialised office support activities
82.20 ‘08	Activities of call centres
82.30 ‘08	Organisation of conventions and trade shows
82.91 ‘08	Activities of collection agencies and credit bureaus
82.99 ‘08	Other business support service activities n.e.c.
85.32 ‘08	Technical and vocational secondary education
85.51 ‘08	Sports and recreation education
85.59 ‘08	Other education n.e.c.
85.60 ‘08	Educational support activities

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95.11 ‘08	Repair of computers and peripheral equipment
95.12 ‘08	Repair of communication equipment

1.7. The Company’s Registered Share Capital

The share capital of the Company is HUF 104,274,254,300 (that is one hundred and four billion two hundred and seventy-four million two hundred and fifty-four thousand three hundred forint), comprised of HUF 46,008,065,300 (that is forty-six billion eight million and sixty-five thousand three hundred forints) cash contribution and HUF 58,266,189,000 (that is fifty eight billion two hundred and sixty six million one hundred and eighty nine thousand forint) in-kind contribution.

1.8 Legal Succession

1.8.1. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of T-Mobile Hungary Telecommunications Company Limited by Shares (1117 Budapest, Kaposvár u. 5-7.; Corporate Registry No.: 01-10-042361) that was merged into the Company on February 28, 2006.

1.8.2. Magyar Telekom Telecommunications Public Limited Company is the general legal successor in respect of the demerged corporate assets of T-Online Hungary Internet Service Provider Private Company Limited (registered seat: 1117 Budapest, Neumann J. u 1/b.; Corporate Registry No.: 01-10-044389) that was merged into the Company on September 30, 2007.

1.8.3. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of EMITEL Telecommunications Company Limited (registered seat: 6722 Szeged, Tisza Lajos krt. 41., Corporate Registry No.: 06-10-000154) that was merged into the Company on September 30, 2007.

1.8.4. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of T-Kábel Magyarország Kábeltelevíziós Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., Corporate Registry No.: 01-09-674638) that was merged into the Company on September 30, 2009.

1.8.5. Magyar Telekom Telecommunications Public Limited Company is the general legal successor of Dél-Vonal Informatikai Fejlesztő és Szolgáltató Korlátolt Felelősségű Társaság (registered seat: 1089 Budapest, Baross u. 133., Corporate Registry No.: 01-09-908030) that was merged into the Company on September 30, 2009.

2. The Shares of the Company

2.1. The Shares

The share capital of the Company in comprised of 1,042,742,543 series “A” ordinary shares, each with the face value of HUF 100.

The shares of the Company are dematerialized shares.

Dematerialized shares are registered shares that have no serial number and the name of the owner as well as other identification data are contained in the securities account.

2.2. Series “A” Ordinary Shares

The holder of each Series “A” ordinary share shall be entitled to one vote at the General Meeting of the Company and to all such rights attributed to such shareholder by Act IV of 2006 on Business Associations (hereinafter: the “Companies Act”) or these Articles.

2.3. The Nominal Value of Shares and the Certificate issued on the Dematerialized Share

Shares belonging to the same share type shall have the same nominal value.

The security account of the owner of dematerialized shares must include the data specified by the relevant laws:

A certificate — which does not qualify as a security - shall be issued on each type of dematerialized share and deposited in the central treasury, bearing the signatures of two members of the Board of Directors.

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2.4. Transfer of Shares

(a) The acquisition and transfer of the dematerialized share shall only be effected through crediting or debiting the securities account. The owner of the security — unless the contrary is proved — shall be the person on whose account the security is registered. The transfer of registered or Interim Share Certificates shall be effective with respect to the Company when the name of the new owner of the shares has been entered in the Shareholders’ Register.

(b) If any request regarding the registration at the registrar is justified by the appropriate documents, ~~and~~ the Company shall~~, within a period of fifteen (15) days, examine such documents and decide whether the new owner acquired the shares in accordance with the provisions of these Articles~~ make a prompt entry into the Shareholders’ Register. If the Company establishes that the transfer occurred in violation of the Articles, it shall not register such transfer of shares. The Company shall promptly notify the new owner of its reasoned decision and the new owner shall have the right to request, within thirty (30) days of the rendering of such decision, the competent court to review the decision.

(c) Those shareholders who wish so, shall not be registered in the Shareholders’ Register in addition to those who obtained the shares in violation of laws or ~~this~~ these Articles regarding the transfer of shares.

(d) The registrar, except in case set forth in Section 2.4. (b) and (c), shall not refuse prompt registry and shall promptly delete such shareholder who wishes so.

(e) If the ownership of the shareholder ceased to exist with the transfer of shares the custodian shall notify the registrar on this fact within two working days upon such event. The registrar, based on the notification, shall promptly incorporate such changes in the Shareholders’ Register.

(f) The shareholder may review the Shareholders’ Register and may request a copy on parts relevant to him from the Board of Directors or from the representative thereof. Such requests shall be met within five days by the registrar. Third parties may review the Shareholders’ Register as well.

2.5. Shareholders’ Register

2.5.1. The Board of Directors of the Company through the registrar assigned by the Board according to Section 202~~.§~~ (2) of the Companies Act, maintains a Shareholders’ Register of the holders of registered shares (including holders of Interim Share Certificates or Preliminary Share Certificates) and shareholders’ proxies by the class of shares, in which the name - in case of a joint representative the relevant data of the joint representative respectively - and address (seat) of each shareholder (shareholder’s proxy) as well as the shareholding of each shareholder by the share series is recorded. The Company maintains a computerized Shareholders’ Register.

2.5.2. The registrar, assigned by the Board of Directors of the Company according to Section 202~~.§~~ (2) of the Companies Act, fulfils the written requests of the not-yet-registered acquirer or his representative on registering the transfer of shares in the Shareholders’ Register - if it was not requested by the custodian — if the acquirer of the shares or his representative produces the securities account statement under his name that certifies the ownership of the share towards third parties at the time of its issuance and complies with the provisions of Section 2.4 of these Articles.

2.5.3. ~~The condition of participating at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document of full probative force) is registered as such in the Shareholders’ Register at least six (6) working days prior to thedate of the General Meeting.~~ The name of shareholders or shareholders’ proxies who intends to participate at the General Meeting shall be entered into the Shareholders’ Register until the second working day prior to the starting day of the General Meeting.

~~The registry of shareholders in the Shareholders’ Registry may be at the record date of identification of beneficial owner prior to the GM or at the shareholder’s individual request. Those shareholders can exercise their voting rights at the GM who are entered into the Shareholders’ Registry. No entry in the Shareholders’ Register shall be made in the period of six (6) business days prior to the General Meeting.~~

2.5.4. The registrar, assigned by the Board of the Company may refuse the request for registration into the Shareholders’ Register by a person acquiring shares who omits to provide the supporting evidence that such a person is obliged to submit to the Company in accordance with Section 2.4 of these Articles. The registration into the Shareholders’ Register based on untrue, false or misleading statements may be deleted by a reasoned resolution of the Board of Directors.

2.6. Interim Share Certificates

Upon registration of an increase in the capital of the Company by the Court of Registration, the Company may issue Interim Share Certificates (“ideiglenes részvény”) if the amount of the contribution either undertaken to be acquired or registered by the shareholder until the shares are fully paid. The Interim Shares are securities, subject to the same rules that are applicable to shares. The transfer of Interim Shares are effected when the shareholder is registered in the Shareholders’ Register. Subsequent to the full payment of the share value and the production of new shares, the Board of Directors invalidates the Interim Shares in accordance with the provisions of the Companies Act.

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3. Payment for shares

3.1. Effecting Payment for Shares

Unless otherwise provided by the resolution of the General Meeting regarding an increase in the Company’s capital,

a) in the case of increase of share capital by way of closed issue the subscribers for shares shall be obliged to pay at least 25% of the subscription price

b) in the case of increase of share capital by way of the public issue of new shares if the issue price of shares exceeds their face value the subscribers must fully pay the difference to the Company at subscription and provide written proof thereof, within a period of 15 days after the subscription for shares.

3.2. Recognition of Payment

Unless otherwise provided by the resolution of the General Meeting, cash payment for shares subscribed for shall be recognized when the total amount of the issue price has been credited to the Company’s account with a bank that is registered in Hungary.

3.3. Contributions in Kind

Subscribers shall be obliged to transfer any asset comprising contribution in-kind to the Company or place such assets at the Company’s disposal before the request for the registration of the Company is filed with the Court of Registration.

3.4. Recognition of Contributions in Kind

The Board of Directors shall issue a receipt in respect of any contributions in kind.

3.5. Delay in Payment for Shares and Contributions in Kind

Should a shareholder fail to make the contribution due to be paid to the Company as stipulated by Section 3.6., the Board of Directors shall set a 30-day deadline and call on the shareholder for compliance.”

3.6. Full Payment for Shares

Subject to the provisions of Section 3.1., each shareholder shall be obliged to pay up the full amount of the issue price of the shares subscribed by it to the Company as per Section 3.2 and 3.2. within one year from the registration date of the capital increase by the Court of Registration, unless the General Meeting provides for a shorter period at the commencement of the subscription period.

Shareholders shall be obliged to pay up the requested amount prior to the expiration of such one year period only if the Board of Directors, acting in accordance with the provisions of these Articles, or the resolution of the General Meeting increasing the capital of the Company, calls upon the shareholders to do so by means of a public announcement.  In such cases shareholders shall perform their obligations to pay up the issue price of shares within the applicable deadline set forth in such notice.  Any notice issued under this paragraph shall be published by the Company in accordance with these Articles governing the publication of notices and advertisements.  The stipulated period for payment shall commence upon the publication of the related notice.

Any notice issued under this paragraph shall contain a warning to shareholders of the consequences of delay in payment, non-payment or the failure to make a contribution in kind as set out in Section 3.7.

Subject to the provisions of Section 3.7, shareholder rights with respect to shares not fully paid for shall be exercised proportionately to the amount of payment made.

3.7. Termination of Shareholders’ rights

Should any shareholder fail to observe the deadline set under Section 3.5 herein, his membership (respectively his shareholder rights on the share(s) not paid up) shall cease on the following day and if no other person assumes the obligation of paying his financial contribution, the share capital of the company shall be lowered by the General Meeting by the amount of the financial contribution.

The conditions of assuming such obligation shall be determined at the same time when adopting a General Meeting resolution on capital increase, considering the provisions of Section 11 of the Company’s Articles of Association.

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The defaulting shareholder is entitled to redemption of his paid up financial contribution either when his successor shareholder has paid his financial contribution to the company or after the decrease of the share capital.

4. Rights of Shareholders and the Means of Exercising Shareholders’ Rights

4.1. Dividends

Whenever a dividend or interim dividend is declared by the General Meeting, shareholders shall be entitled to such dividend or interim dividend in proportion to the nominal value of their shares pursuant to Section 4.5. herein.

4.2. Distribution of Assets in Case of Voluntary Dissolution of the Company

In the event of voluntary dissolution (“végelszámolás”) of the Company, the assets of the Company shall be distributed, after satisfying creditors, among all of the shareholders of the Company, such distribution to occur in accordance with the ratio of the nominal value of each shareholder’s shares to the total registered capital of the Company.

4.3. Voting Rights

Shareholders shall be entitled to voting rights attaching to their shares as described in Section 2 of these Articles.

4.4. Limitation of the Rights of Shareholders

Shareholders whose names have not been entered into the Shareholders’ Register and shareholders who acquired their shares in violation of the restrictions in these Articles pertaining to the transfer and the acquisition of shares shall not be allowed to exercise their rights attached to such shares vis-á-vis the Company.

4.5. Payment of Dividends

If the ~~Annual~~ General Meeting establishes that the company has made profit and determines that dividends should be paid, only those shareholders or shareholder representatives shall be entitled to such dividends who are owners with respect to the record date of identification of beneficial owner ~~and the statutory required data of which are available for the payment of dividends~~. The record date of identification of beneficial owner shall not be earlier than the fifth stock market trade day subsequent to the date of the General Meeting.

The Company pays the dividends to the shareholders from the date specified by the relevant resolution of the ~~GM~~General Meeting via wire transfer. The dividend payment period commences at the date specified by the resolution of the ~~GM~~General Meeting that decides on the approval of the report according to the Accounting Act and the use of the profit after tax, however, at least 10 working days must lapse between the first publication of the ~~GM~~General Meeting resolution regarding the commencement date of the dividend payment and the first day of paying the dividends.

Shareholders may claim dividends during the lapse period specified in the Civil Code (5 years). After that time their claim for dividends will lapse. Dividends not claimed by the shareholders shall be added to the capital reserve of the Company.

An interim dividend may be disbursed between the approval of two consecutive reports under the Accounting Act, if on the basis of the interim balance it can be stated that the Company possesses sufficient coverage to pay the interim dividend and such payments do not exceed the amount of profits earned after the closing of the books of the financial year to which the last annual report pertains, calculated in accordance with the Accounting Act, and the amount supplemented with the available profit reserves and the payment of such interim dividends do not result in the company’s equity capital - adjusted in accordance with the Accounting Act - to drop below its registered share capital, and the shareholders undertake to return the interim dividend if later, according to the report under the Accounting Act - and pursuant to the provisions of the Companies Act concerning the protection of the assets of the Company — the law would not allow the payment of such dividend.

No dividend shall be paid the Company for its own shares, at specifying the amount due to the shareholders entitled to dividends the Company does not take the dividend of own shares into account.

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4.6. Right to Convene the General Meeting

The General Meeting shall be convened if shareholders representing at least five percent of the votes request the Board of Directors in writing to convene the General Meeting, stipulating the reason for and the object of their request.  The Court of Registration shall convene the General Meeting if the convocation of the General Meeting is requested in compliance with the above outlined procedure and the Board of Directors fails to act within a period of 30 days or fails to convene the General Meeting within the shortest notice period required by the law or these Articles after such action.

~~4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange~~

~~The General Meeting may only make a resolution resulting in the delisting of shares from the stock exchange — including the decision resulting in the delisting a series of shares as a sanction - if any shareholder previously undertakes the obligation to submit a public bid for purchasing the shares in relation to delisting, according to the Regulations of the Budapest Stock Market for Listing, Continued Trading and Disclose.~~

5. Rights to Information ~~and Closing of the Shareholders’ Register~~

5.1. Mandatory Dissemination of Information

In accordance with the rules of these Articles governing the publication of notices the draft financial statements prepared according to the Accounting Act, the summaries of the Board of Directors and Supervisory Board reports, the aggregated number of shares and voting rights (including the separate aggregation of the different classes of shares) at the time of convocation the summary of the submissions regarding the agenda items, the resolution proposals and the extract of the company governance and management report shall be published at least twenty-one days prior to the date of the ~~GM~~General Meeting.

5.2. Shareholders’ Rights to Information

Each shareholder has the right to ~~attend~~participate at the General Meeting, request information and comment on issues at the General Meeting.  Holders of voting shares have the right to make proposals and to vote.

The Board of Directors shall provide the necessary information to any shareholder with respect to any matter on the agenda of the General Meeting upon the request of such shareholder submitted in writing to the Board of Directors at least 8 days prior to the General Meeting. The Board of Directors may refuse to provide such information only if that would violate a substantial business interest or business secret of the Company.

As part of the rights of Shareholders to information shareholders may not have access to the business books and other business documents of the Company.

~~5.3. Closing of the Shareholders’ Register~~

~~Shareholders, or shareholders’ proxies shall be entitled to exercise their voting rights at any General Meeting if they have been duly registered as owners of shares or shareholders’ representatives in the Shareholders’ Register at least 6 (six) business days prior to such General Meeting.~~

6. The General Meeting of the Company

6.1. Supremacy of the General Meeting

The General Meeting is the highest decision-making body of the Company.  The decisions of the General Meeting, which are referred to as resolutions, are binding upon the shareholders, the other organs and the officers of the Company.

6.2. Matters within the Exclusive Scope of Authority of the General Meeting

The following matters shall be within the exclusive scope of authority of the General Meeting:

(a) to draw up and amend these Articles, unless otherwise provided by the law;

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(b) unless otherwise provided by the law, the increase or decrease of the registered capital of the Company;

(c) to amend the rights attached to individual series of shares;

(d) any merger into, consolidation with another company or de-merger of the Company, or any termination, dissolution, liquidation, or transformation of the Company into another corporate form. In the process of transformation if the Board of Directors prepares the documents necessary for the transformation, the General Meeting of the Company — according to Section 71 (1) ~~Section~~ of the Companies Act - may adopt a final decision on the transformation with holding only one meeting. In this case, draft transformation asset balance- and asset inventory pertaining to the reference date specified by the Board of Directors, within the preceding six months, and approved by the auditor, shall be presented for the meeting;

(e) to decide on the approval of a public offer on own shares;

(f) decision on issuing convertible or subscription right bonds, unless otherwise provided by the law;

(g) to elect, remove and determine the remuneration of the members of the Supervisory Board, the Audit Committee and the Board of Directors;

(h) to elect, remove and determine the remuneration of the Auditor of the Company and to define the contents of the essential elements of the contract to be concluded with the auditor;

(i) to approve the report pursuant to the ~~Act on~~ Accounting Act, including the company governance and management report and to decide on the utilisation of the after-tax earnings;

(j) to approve any change in the Company’s registered scope of activities;

(k) subject to Section 11.2, to appoint the person(s), pursuant to Section 251 of the Companies Act, that are authorized to subscribe for shares in any private increase of the Company’s capital;

(l) to approve the registering of the Company’s shares on a stock exchange;

(m) transfer, assignment, lease or the granting of permanent right to the use of, the creation of an encumbrance or security interest in a valuable right enabling the continuation of a specific activity of the Company to another business entity - i.e. rights granted in the Contract that was concluded for the purpose of providing universal electronic telecommunications services pursuant to ~~Articles~~ Section 117-118 of Act C of 2003 on electronic communications;

(n) transfer of the total or substantial assets of the Company. For the purposes of this Section “substantial” shall mean the transfer of assets which would render the Company incapable of performing its obligations performing its universal service providing obligations as defined in the Contract regarding the provision of Universal Telecommunications Services;

(o) to decide on measures that are capable of disturbing the relevant process in case of obtaining information on a public offer based on and in accordance with a separate Act;

(p) decision on request to delist the Company’s shares from a stock exchange ~~(see Section 4.7.)~~;

(q) to evaluate the work of the members of the Board of Directors in the previous business year, decision on granting relief to the members;

(r) decision on the payment of interim dividends, unless otherwise provided by the law;

(s) decision on the acquisition of the Company’s own shares;

(t) decision on the exclusion of subscription preference right~~,~~;

(u) decision on any other issue that is referred to the authority of the General Meeting by the law or these Articles.

6.3. Passing Resolutions

The General Meeting shall adopt resolutions by means of the casting of votes in the manner stipulated by Sections 6.17. and 6. 18. of these Articles.

6.4. Right to Convene General Meetings

(a) The General Meeting shall be convened by persons authorized by the Companies Act and these Articles.

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(b) In addition to cases stipulated by the Companies Act, the General Meeting also shall be convened:

(i) if the number of the members of the Board of Directors falls below six (6);

(ii) if the number of the members of the Supervisory Board falls below six (6); and

(iii) if the number of the members of the Audit Committee falls below three (3);

(iv) if the auditor and the Board of Directors fails to conclude the assignment contract regarding the auditing activities within 90 days upon the date of the ~~GM~~General Meeting that elects the auditor.

6.5. Notification of the Supervisory Board on the convocation of the General Meeting

If the General Meeting is convened by the Board of Directors, the Supervisory Board shall be informed of the items on the agenda prior to the publication of the notice of the General Meeting and the Supervisory Board may (acting within its statutory scope of activity), within eight days of being so informed, propose that further items be added to the agenda provided that it delivers to the Board of Directors draft resolutions proposed by it. The Board of Directors shall include such items in the agenda and shall publish the related notice accordingly.

6.6. Occurrence and Agenda of a General Meeting

The Company shall hold a General Meeting at least once each year (the “Annual General Meeting”) where the annual financial statements prepared according to the Accounting Act of the Company are approved. The Annual General Meeting shall occur no later than April 30 of the year immediately subsequent to the business year in question.

In addition to the Annual General Meeting, the Company may hold extraordinary General Meetings at any time, if necessary.

6.7. Convocation of the General Meeting

Notice of each General Meeting of the Company — unless otherwise provided by the Companies Act ~~on Business Associations~~ - shall be published in the manner stipulated by the applicable law and these Articles for the publication of the Company’s notices and advertisements 30 days prior to the date of such General Meeting. The public notice of the General Meeting of the Company shall be published by the body responsible for the convocation of the General Meeting either by law or by these Articles.

The members of the Board of Directors and the Supervisory Board as well as the Auditor of the Company shall also be notified of the convocation of any General Meeting in writing by registered mail within eight days after the publication of the announcement of such General Meeting.

6.8. Notice of General Meetings

The public announcement of each General Meeting shall contain:

(a) the name and the registered office of the Company;

(b) the date and the venue of such General Meeting;

(c) the way of holding the General Meeting;

(d) the items on the agenda of such General Meeting;

(e) the place and the date of the reconvened General Meeting to be held if the first General Meeting does not have a quorum;

(f) the conditions for the exercise of the voting rights at such General Meeting set out in the Articles of Association, including the indication of the latest date until the name of the shareholder or the nominee intending to take a part on the general meeting can be registered in the shareholders’ register

(g) the date according to the provisions of Section 304 (2) of the Companies Act and the information concerning the provisions of Section 304 (3) of the Companies Act;

(h) the conditions set out in the Articles regarding the exercise of the right to request information and supplement to the agenda of the general meeting;

(i) the information related to the date, place and method (including the website of the Company) of the availability of the submissions and resolution proposals on the agenda of the general meeting.

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6.9. Supplements to the agenda of a General Meeting

Shareholders representing at least one percent of the votes may, within eight days from the publication of the Announcement on the convocation of the General Meeting, request the Board of Directors in writing to include any issue in the agenda of the General Meeting and submit resolution proposals related to the agenda items.

6.10. Attendance List

The Company shall draw up an attendance list of shareholders attending the General Meeting. The attendance list shall contain the names of shareholders or their proxies or representatives, their addresses (registered offices), the number of shares of each series held by them and the number of votes that each is entitled to cast. The attendance list shall be certified by the Chairman of the General Meeting as well as the minute keeper of such meeting.

6.11. Quorum

The General Meeting shall be properly constituted with a quorum if shareholders representing more than half of the shares carrying voting rights at such General Meeting are present in person or by proxy within 60 minutes of the time stipulated in the public notice convening the General Meeting. If the General Meeting does not have a quorum, the General Meeting reconvened with the same agenda shall be held after a period of at least ten (10) days after the convocation of the reconvened General Meeting. The reconvened General Meeting constitutes a quorum with regard to the agenda items of the original General Meeting regardless of the voting rights represented at the reconvened Meeting.

6.12. Opening of the General Meeting

Either the Chairman of the Board of Directors or the person elected by the General Meeting on the basis of the proposal of the Board of Directors shall open and chair the General Meeting.

6.13. The Chairman of the General Meeting

The Chairman of the General Meeting:

(a) shall determine the number of shares carrying voting rights represented by shareholders attending the General Meeting and shall determine whether the General Meeting has a quorum;

(b) shall arrange for the preparation of the minutes of the General Meeting and the attendance list in accordance with the Companies Act;

(c) shall make recommendations for the minute keeper of the General Meeting, for the shareholder, or its proxy to certify the minutes, and, in the event of non-computerised voting, for the tellers. In the event of computerised voting, the Chairman of the General Meeting shall act as teller;

(d) shall have the General Meeting adopt the sequence in which items on the agenda, including items duly added to the agenda, shall be discussed;

(e) shall chair discussions in the General Meeting and shall grant speakers the right to take the floor in the order corresponding to the sequence of their application for the floor;

(f) may stipulate a time limit for contributions to the discussion;

(g) shall put issues to a vote in order to adopt resolutions;

(h) shall determine the total number of votes cast in respect of, including the number of abstentions, votes for and against, each proposed resolution or amendment;

(i) shall state the result of each vote and shall declare the resolution of the General Meeting;

(j) shall call for breaks;

(k) may propose the suspension of the General Meeting; and

(l) shall declare the General Meeting closed if each resolution on the agenda has been voted on.

6.14. Election of the Officials of the General Meeting

The General Meeting shall elect the keeper of the minutes, the person who shall certify the minutes, and, in case of non-computerised voting, the tellers, and the Chairman of the General Meeting in case of the proposal of the Board of Directors.

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6.15. Order and Discussion of Items on the Agenda

By the vote of a simple majority of the holders of voting shares cast at the General Meeting, shareholders may change the order in which items on the agenda are discussed but may not eliminate any item from the agenda.

The General Meeting may be suspended on one occasion and it must be resumed within 30 days from the date of the General Meeting.

6.16. Suspended General Meeting

Stipulations in relation to the originally convened General Meeting shall continue to apply to any suspended General Meeting, provided that it shall be ascertained whether the suspended General Meeting is properly constituted with a quorum. In all other respects, the rules pertaining to the original General Meeting shall be applied, with the exception of those on the convocation of the General Meeting and the election of the officials of the General Meeting.

6.17. Voting Procedures

6.17.1. At the General Meeting the voting shall be computerised. The Chairman of the General Meeting may propose that some or all of the items of the agenda be voted upon in lieu of computerised voting by the show of the voting cards. The Chairman’s motion shall be decided by a simple majority vote of the General Meeting.

6.17.2. At the venue of the General Meeting prior to commencement the Company shall issue a voting card or a remote-control for computerised voting (the “voting machine”) to each holder of voting shares after verification that the shareholder is duly registered in the Shareholders’ Register.

Voting machines or voting cards shall also be issued at the General Meeting to any shareholder in respect of newly-issued shares who has paid the subscription price in accordance with the resolution of the General Meeting and has been registered in the Shareholders’ Register in connection with a capital increase approved by the General Meeting. Holders of Interim Share Certificates may exercise their voting rights only in proportion to the consideration already contributed. If any shareholder fails to meet the above conditions, such a shareholder shall not be issued a voting card or a voting machine.

6.17.3 In the event of computerised voting, the tally of the votes shall proceed electronically. Prior to the voting taking place, the General Meeting shall be advised by the Chairman or the person designated by him with respect to the technical details of the computerised voting. The shareholders shall be advised of the results of the vote by the Chairman.

6.17.4 In the event of non-computerised voting, each shareholder shall receive a voting card. Voting cards shall contain the name (business name) of the shareholder or shareholder representative address (seat), as well as the number and series of shares held by such shareholder and the votes such shareholder is entitled to cast. The voting shall proceed by the show of the voting cards.

6.18. Passing Resolutions

The General Meeting shall adopt its resolutions by a simple majority vote except for resolutions on issues listed in Section 6.2. (a)-(f), (k), (l), (o) and (p), which shall require at least a three-quarters majority of the votes of the shareholders present.

6.19. Minutes of the General Meeting

6.19.1. Minutes shall be taken of the General Meeting which shall contain:

•                  the business name and registered seat of the Company;

•                  the venue and date and the way of holding the General Meeting;

•                  information related to ownership-ratio of the share capital represented by the votes;

•                  the names of the Chairman of the General Meeting, the minute keeper, the shareholder certifying the minutes and the tellers;

•                  material events of the General Meeting and the proposals made;

•                 the resolution proposals, the number of votes in favour and against each resolution proposals and the number of abstentions;

•                  the objections of shareholders, members of the Board of Directors or Supervisory Board against a resolution if so requested by the objecting person, and all matters expressly requested by the shareholders, the Chairman of the Supervisory Board or the Auditor.

6.19.2. The minutes shall be signed by the minute keeper and the Chairman of the General Meeting and shall be certified by one shareholder present elected for such purpose.

6.19.3. Any shareholder shall have the right to request the Board of Directors to issue a copy or an extract of the minutes of the General Meeting.

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6.20. Attendance by Officials of the Company

The members of the Board of Directors and those of the Supervisory Board as well as the Auditor of the Company shall be invited to attend the General Meeting of the Company and shall respond to questions raised thereat by the shareholders. The above-mentioned officials of the Company shall have the right to participate in the discussions.

7. Board of Directors

7.1. Status of the Board of Directors

The Board of Directors shall be the management body of the Company and the Board of Directors shall represent the Company with regard to third parties, in court and before other authorities.

7.2. Members of the Board of Directors

The Board of Directors shall be comprised of a minimum of six (6), and a maximum of eleven (11) members. The members of the Board of Directors shall be elected by the General Meeting. The assignment of the members of the Board of Directors lasts for a term of three years until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof. Members of the Board of Directors can be removed or re-elected at any time by the General Meeting. Unless otherwise provided by a separate arrangement, the removal of, or failure to re-elect, a member of the Board of Directors shall not affect the employment rights of such person in respect of the Company where such member of the Board of Directors is also an employee of the Company.

The provisions of the relevant act regarding the conflict of interest of the members of the Board of Directors shall apply, except that the members of the Board of Directors may be executive officers in an other company whose main activity is ~~i~~dentical to that of the Company and this shall not constitute a conflict of interest with being a member of the Board of Directors.

7.3. Interim Election

If before the end of term the General Meeting increases in the number of the members of the Board of Directors or elects a new Board member as a result of removal or becoming incapacitated of a member of the Board of Directors, the term of office of the such newly elected member shall be identical to the original term of office of the remainder of the Board of Directors.

7.4. Rules of Procedure and Chairman of the Board of Directors

Subject to the provisions of applicable law and these Articles, the Board of Directors shall draw up its own Rules of Procedure.

Member of the Board of Directors shall elect the Chairman of the Board in accordance with the provisions of the Rules of Procedure of the Board of Directors. The Chairman shall perform such duties as described in the law, these Articles and the Rules of Procedure of the Board of Directors.

7.4.1. The Board of Directors shall:

(a) be responsible for all matters relating to the Company’s management and course of business not otherwise reserved to the General Meeting or to other corporate bodies by these Articles or by the Companies Act;

(b) cause ~~a~~ the report including the balance sheet and the profit and loss statement of the Company to be prepared pursuant to the ~~Act on~~ Accounting Act together with the responsible company governance and management report and submit such reports to the General Meeting with a proposal on the utilisation of after-tax earnings;

(c) have the books of the Company, including among others accounting records and the Shareholders’ Register, maintained in compliance with applicable regulations;

(d) make such filings with the Court of Registration and publish such information as may be required by applicable law and these Articles;

(e) draw up, at the end of each business year, a report for the General Meeting on the management of the Company, the assets of the Company, the financial situation of the Company and the business policy of the Company;

(f) adopt ~~an~~the annual business plan of the Company which shall contain specific authorisations to the management ~~relating to the~~ that are necessary for the operation of the business of the Company;

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(g) have the authority to create committees of the Board consisting exclusively of Board members and to delegate part of its authority to such committees;

(h) have the authority to create committees of Board members and non-Board members and to delegate authority to such committees;

(i) exercise employer’s rights towards the employees of the Company pursuant to the Rules o~~n~~f Organisation and Operation as defined by the Board;

(j) have the authority to initiate and approve on behalf of the Company any amendment to the contract regarding the provision of the Universal Electronic Telecommunications Services~~.~~;

(k) prepare quarterly reports for the Supervisory Board on the management, financial status and the business policy of the Company;

(l) ~~E~~ensure~~s~~ the purchase of own shares on the basis of the authorization of the General Meeting and arranges for the alienation of the Company’s own shares;

(m) decide on such increasing of the registered capital of the Company that is allocated to its scope of authority and the related amendment of the Articles of Association;

(n) conclude~~s~~ the relevant contract with the auditor to carry out the relevant activities within 90 days upon making the resolution on the election of the auditor by the General Meeting;~~.~~

(o) decide on termination of trading of shares on a given regulated market by transfer between trading venues.

7.4.2. Any transaction having a value of USD 100,000 or more between the Company and a controlling shareholder or its parent or subsidiary shall promptly be reported to the Board of Directors.

7.5. Quorum, Passing Resolutions

(a) The quorum for meetings of the Board of Directors shall be at least six (6) Directors.

(b) Each member of the Board of Directors shall have one vote. The rules of the voting procedure shall be described in details by the Rules of Procedure of the Board of Directors.

7.6. Minutes

(a) Minutes shall be kept of each meeting of the Board of Directors, in accordance with the provisions of the Rules of Procedure of the Board of Directors.

(b) The minutes shall be signed by the Chairman of the meeting of the Board of Directors as well as the keeper of the minutes. The minutes shall be certified by another participating Director. The minutes of each meeting shall be distributed to the members of the Board of Directors and the Chairman of the Supervisory Board irrespective of whether or not they attended the meeting.

7.7. Resignation, Death

If the resignation of a member of the Board of Directors or the death of a member results in a decrease in its membership below six (6), then the Board of Directors shall within the shortest possible time period from the occurrence of such an event convene a General Meeting. Should the Board of Directors fail to do so, the General Meeting shall be convened by the Supervisory Board.

7.8. Liability of Directors

The members of the Board of Directors shall act with due care as it is generally expected from persons in such positions and - unless it is otherwise provided in the Companies Act ~~on Business Associations~~ — must give priority to the interest of the company. The members of the Board of Directors shall be liable towards the Company pursuant to the general provisions of the civil law in case of causing damage to the Company through breaching the laws, the Articles, the resolutions of the General Meeting and their managerial duties. The indemnification liability of the members of the Board towards the Company is joint and severable according to the provisions of the Civil Code on jointly causing damage. If the damage was caused by the resolution of the management as a body, those members are exempted from such liabilities who did not participate in the voting or voted against the resolution in question.

The members of the Board of Directors shall bear unlimited and joint liability for those damages that arise from the announcement of false data, rights or facts to the Company Register or the late announcement of the same in addition to failing

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to file such announcement at all including where the annual report prescribed in the Accounting Act and the relating business report is drawn up and published not in compliance with the relevant provisions of the Accounting Act.

8. The Supervisory Board

8.1. Status of the Supervisory Board

The Supervisory Board oversees the management of the Company for the General Meeting. Within its scope of authority provided by the statutes, the Supervisory Board may request information from any member of the Board of Directors or from senior officials of the Company and may examine the books and documents of the Company.

8.2. Members of the Supervisory Board

8.2.1. The Supervisory Board shall be comprised of 3-15 members. The members shall be elected by the General Meeting. The assignment of the members of the Supervisory Board lasts for a term of three years until May, 31 of the third year subsequent to the date of the said General Meeting with the exception, that if the General Meeting in the third year is held prior to May 31 than their assignment lasts until the date thereof.

8.2.2. The majority of the members of the acting SB must be independent. The SB member is independent if he has no other legal relationship with the Company than his SB membership.

8.2.3. The SB member shall not be regarded as an independent member, if

a) he is an employee or an ex-employee of the Company, in the latter case the conflict of interest exists for five years from the termination of the employment;

b) provides advisory services or other activities as a retained advisor for the Company or its senior managers in return of remuneration;

c) he is a shareholder of the Company who either directly or indirectly owns at least 30% of the votes or is a close relative ~~[Ptk~~ (Section 685~~. §~~ (b) of the Civil Code~~]~~),or ~~common-law spouse~~domestic partner to such person;

d) he is a close relative of any - non-independent - executive officer or executive employee of the Company;

e) on the basis of his membership in the SB he is entitled to receive remuneration in case of the profitable operation of the Company or receives any other remuneration besides his fee as a SB member from the Company or an affiliated business association to the Company;

f) he is in a legal relationship with a non-independent member of the Company in another business association on the basis of which the non-independent member has controlling or supervisory rights;

g) he is the independent Auditor of the Company or an employee / partner thereof for three years from the termination of this legal relationship;

h) he is an executive officer or executive employee in a business association where the independent Board member is the senior manager of the public company.

8.2.4. The employees’ representatives in the Supervisory Board are appointed for election by the Central Work~~s~~ers’ Council after consultation with the trade unions operating at the Company.

8.2.5. If a new member of the Supervisory Board is elected by the General Meeting, either as a result of an increase in the membership of the Supervisory Board, or due to the removal or resignation of a member of the Supervisory Board, the term of newly elected members shall be identical to the original term of office of the remainder of the Supervisory Board.

8.3. Duties

The Supervisory Board shall examine every material report of business policy that is on the agenda of the General Meeting and every submission on issues within the exclusive sphere of authority of the General Meeting. The General Meeting may pass a resolution on a report pursuant to the Accounting Act and the use of the profit after income tax only upon receipt of the written report of the SB. The proposal of the Board of Directors on the payment of dividend and on the company governance and management report can only be submitted to the ~~GM~~General Meeting upon the receipt of the prior approval of the SB. The Chairman (Deputy Chairman), in his absence, a member of the Supervisory Board presents the report of the Supervisory Board during the discussion of the given agenda item.

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8.4. Rules of Procedure

8.4.1. The Supervisory Board acts as a body. The SB elects a chairman (if necessary, a deputy chairman) from among its members. The Supervisory Board sets its own Rules of Procedures, which are approved by the General Meeting.

8.4.2. Meetings of the Supervisory Board may be convened by the Chairman of the Supervisory Board. Any member of the Supervisory Board may immediately call a Supervisory Board meeting, stipulating in writing the reason for and the objective of such meeting if the Chairman of the Supervisory Board fails to fulfil such request within 8 days of receipt thereof and does not convene a meeting to a date within 30 days.

8.4.3. The Supervisory Board shall have a quorum if 2/3 (two-thirds) of its elected members are present. If the Supervisory Board is comprised of three members or if 2/3 of the members is less than 3 (three) persons, the presence of three members shall be necessary to constitute a quorum. If the number of Supervisory Board members falls below three or there is no one to convene its meeting the Board of Directors shall convoke the General Meeting to restore the proper operation of the Supervisory Board.

8.4.4. The meetings of the Supervisory Board shall be chaired by the Chairman of the Supervisory Board. The Chairman of the Supervisory Board shall appoint the keeper of the minutes and that Supervisory Board member who will certify the minutes of the meeting, will put issues to the vote, and will declare the result of votes.

8.4.5. Minutes shall be kept of each meeting of the Supervisory Board, in accordance with the provisions of the Rules of Procedure of the Supervisory Board.

8.5. Convocation of the General Meeting by the Supervisory Board

The SB may convene an extraordinary General Meeting with an agenda proposed by itself, if, in its opinion, the activities of the management infringe the Statutes, the Articles of Association or the resolutions passed by the General Meeting; or otherwise interfere with the interests of the Company or its shareholders.

8.6. Liabilities of Members of the Supervisory Board

The members of the Supervisory Board shall bear unlimited, joint and several liability — according to the provisions of the Civil Code regarding jointly causing damage - for all and any damage caused to the Company by non-compliance with their supervisory obligations, including any infringement of the obligation relating to the preparation and publication of the annual report prescribed in the Accounting Act and the relating business report.

8.7. Audit Committee

8.7.1.       The General Meeting elects a 3-5 member Audit Committee (AC) from the independent members of the Supervisory Board (SB) for the same period as the membership of the relevant members in the SB. The Audit Committee shall act independently within its scope of authorities provided in the Companies Act and these Articles and in compliance with the rules and regulations of the Budapest Stock Exchange (BSE) ~~and the New York Stock Exchange (NYSE)~~ and the US Securities and Exchange Commission (SEC) as well as the provisions and rules of the US Securities Exchange Act of 1934 (the “Exchange Act”).

8.7.2.       The purpose of the Audit Committee is, inter alia, to oversee (1) the integrity of the Company’s financial statements, (2) the Company’s compliance with legal and regulatory requirements falling within the scope of authorities and responsibilities of the Audit Committee, as set forth in detail in Section 8.7.5 below, (3) the qualifications and independence of the Company’s independent external auditor (the “Auditor”) and (4) the performance of the Company’s internal audit function and independent auditors.

8.7.3.       Only such SB member can be elected to be an AC member who complies with the independency rules and regulations of the SEC ~~and the NYSE~~, the Companies Act, the Exchange Act and the Act CXX of 2001 on the Capital Market. At least one member must comply with the SEC requirements on being a financial expert and at least one Audit Committee member must have a qualification in accountancy and/or be a qualified auditor. The Chairman and the financial expert of the Audit Committee is elected by the members of the Audit Committee.

8.7.4.       If the number of the AC members falls below three the Board shall convene the ~~GM~~General Meeting to restore the proper operation of the body. The Audit Committee shall establish its own Rules of Procedure and its Pre-approval Policy. The Audit Committee’s secretarial tasks shall be performed by its own Secretariat. The Audit Committee shall inform the Supervisory Board about its activity periodically in accordance with its Rules of Procedure.

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8.7.5.       The Audit Committee shall, in particular, in addition to the scope of competence set forth in Section 311 (2) of the Companies Act:

i.              Be directly responsible for the oversight of the work of the Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

ii.             Make recommendations directly to the General Meeting of shareholders with respect to the appointment, compensation and recall of the Auditor;

iii.            Pre-approve the audit and non-audit related services provided by the Auditor to the Company and the related fees, ~~with the exception of~~with respect to the fees within the exclusive scope of authority of the General Meeting, to ensure that the Auditor’s independence from the Company is maintained;

iv.            Monitor the reasonableness of audit fees and quality of work performed by the Auditor (e.g. staffing, experience of auditing personnel, man hours expected, timeliness);

v.             Monitor enforcement of the Auditor’s professional requirements and the Auditor’s compliance with the rules regarding conflict of interest, cooperate with the Auditor and, if necessary, propose measures to be taken by the Supervisory Board, the Board of Directors or the General Meeting regarding the Auditor;

vi.            At least annually, and every time before making a proposal with respect to the election of an Auditor, obtain and review a written report from the Auditor describing (a) the internal quality-control procedures of the Auditor’s firm, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the Auditor’s firm, or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditor’s firm, and any steps taken to deal with any such issues, and (c) all relationships between the Auditor, any of the individuals appointed to undertake audit work for the Company or any of its affiliates on behalf of the Auditor or any of the partners in the Auditor’s firm or any of their close relatives (as defined in the Hungarian Civil Code) and (i) the Company or any of its affiliates, or (ii) any member of the Board of Directors, the Supervisory Board or the Management Committee of the Company or any of its affiliates;

vii.           Review with the Auditor any problems or difficulties regarding the Company’s audit, and the response of the Company’s management to any such problems raised by the Auditor;

viii.          Facilitate the resolution of any disagreement between the Company’s management and the Auditor with respect to financial reporting;

ix.            Determine the circumstances in which, and conditions subject to which, employees and former employees of the Auditor may be hired by the Company or its affiliates;

x.             Review and evaluate (a) the financial reports prepared according to the Accounting Act and (b) proposals regarding the acceptance of such reports and (c) the use of after-tax profits prior to their submission to the Supervisory Board;

xi.            Review and evaluate (a) the financial reports prepared according to International Financial Reporting Standards (“IFRS”) and ~~the Auditor’s audit report,(~~b) proposals regarding the acceptance of such reports ~~especially in connection with changes to accounting guidelines or practice of the IFRS, accounting adjustments, profitability preconditions, etc.~~;

xii.           Meet with the Auditor and the Company’s management to discuss and comment upon the reports referred to in the previous two points;

xiii.         Meet with the Auditor to review and discuss the Auditor’s reports issued on the reports referred to in Rules x. and xi. above;

~~xiii~~xiv.     Review and evaluate the Management Letter;

~~xiv~~xv.      Review and evaluate reports to be submitted to the ~~stock exchanges~~ BSE, the SEC and other financial authorities;

~~xv.           Discuss the Company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;~~

xvi.          Review and evaluate the internal audit environment, the internal control environment influencing the preparation of financial reports and the processes applied during the preparation of financial reports and, if necessary, propose measures to be taken by the Supervisory Board or the Board of Directors regarding the preparation of financial reports;

xvii.         Review and evaluate the effectiveness of the internal audit function;

xviii.        Review and evaluate the internal audit workplan;

xix.           Review and evaluate the report on the activity of the internal audit function;

xx.            Review and evaluate the first priority (A) internal audit reports on financial subjects;

xxi.           Review, evaluate and, if appropriate, consent to proposals submitted to the Audit Committee by the Board of Directors or the management of the Company in relation to the appointment, compensation and recall of the Group Compliance Director, and oversee the work of the Group Compliance Director in accordance with the scope described in the Group Compliance Manual and the related directives and policies.

xxii.          Review, discuss and comment upon the Company’s policies with respect to risk assessment and risk management;

xxiii.         Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

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xxiv.        If necessary, conduct an independent internal investigation into (a) agreements of, and/or payments made by, the Company, (b) matters that relate to the accuracy and reliability of the books and records of the Company, (c) matters and suspects identified by the Auditor, the Group Compliance Director and/or the internal audit function, and/or (d) matters that relate to the potential liability of the Company and/or any of its employees or officers under the US Foreign Corrupt Practices Act, Sections 258/B to 258/F of the Hungarian Criminal Code, the Exchange Act, the US Sarbanes-Oxley Act of 2002, or (e) any similar legislation in any other relevant jurisdiction;

xxv.         Within the scope of such investigation, (a) inspect, subject to applicable data privacy laws, the books, records, contracts and documents of the Company (including documents in printed and electronic form, including all emails, documents and other data found on the systems and devices of the Company), and (b) interview employees, officers and directors of the Company, or any other third parties, who may have information relevant to the investigation;

xxvi.        If necessary, report, subject to applicable data privacy laws, the facts and circumstances giving rise to, and the findings of, such investigation to the Auditor and to competent law enforcement and regulatory authorities (including, without limitation, the Hungarian Financial Supervisory Authority, the SEC, the US Department of Justice and any other authority to whom reporting is necessary under applicable law or otherwise in the interests of the Company);

xxvii.       Depending on the findings of such investigation (a) forward remedial actions proposed by management, outside counsel and/or the Audit Committee to the Board of Directors, (b) review and evaluate the implementation of such remedial actions, (c) report its findings with respect to the implementation of such remedial actions to competent law enforcement and regulatory authorities and (d) report its findings to the Auditor.

8.7.6.       The Audit Committee may, if it deems necessary for the fulfillment of its duties, engage external advisor(s). Specifically, the Audit Committee may engage outside counsel and other advisors to conduct independent investigations referred to in Section 8.7.5 above, and to represent the Audit Committee before the authorities.

8.7.7.       The Company shall provide appropriate funding for the following purposes: (a) fees payable to the independent external auditor responsible for preparing and issuing the audit report, performing other audit, review or attest services for the Company, (b) remuneration of external advisors engaged by the Audit Committee and (c) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

The Audit Committee shall determine the fees and costs identified in (b) and (c) above at its own discretion, and shall provide the General Meeting with a recommendation with respect to the fees and costs identified in (a) above and within the exclusive scope of authority of the General Meeting.

9. The Auditor

9.1. Election

The Annual General Meeting of the Company appoints the auditor for a specified period not exceeding two years in duration. The auditor’s assignment is deemed accepted if the auditor concludes an assignment contract with the Company within 90 days upon the auditor’s election. If the above deadline lapses without the any result the election of the auditor becomes void and the ~~GM~~General Meeting has to elect another auditor.

9.2. Duties of the Auditor

(a) The Auditor shall be obliged to audit each report prepared pursuant to the ~~Act on~~ Accounting Act including the balance sheet and profit and loss statement, as well as every material report to be submitted to the General Meeting, with regard to the authenticity of data contained therein and their compliance with Hungarian statutes in force. The Auditor shall submit a report comprising its findings on such matters to the General Meeting.

(b) The Auditor shall provide all necessary professional support to the activities of the Board of Directors and the Supervisory Board.

9.3. The rights and the responsibilities of the Auditor

The Auditor shall have access to all information relating to the activities of the Company. In connection with the performance of its duties, the Auditor:

(a) may request information from the members of the Board of Directors, of the Supervisory Board and from the employees of the Company;

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(b) may verify and examine the cash in hand, ledgers, the securities portfolio, the inventory, the contracts and the bank account of the Company;

(c) shall attend the General Meeting that discusses the report of the Company prepared according to the Accounting Act;

(d) if required, may attend the meetings of the Board of Directors and the Supervisory Board with the right to confer.

(e) shall be obliged to inform the Supervisory Board and the Audit Committee and request the Board of Directors to convene a General Meeting, if:

(i) the Auditor becomes aware that a significant decrease in the Company’s assets is expected; or

(ii)the Auditor becomes aware of a fact that entails the liability of the Board of Directors or the Supervisory Board as set forth in the Companies Act.

(f) If the General Meeting is not convened or the General Meeting does not pass the resolutions required by the statutes the Auditor shall inform the Court of Registration carrying out legality supervision to this end.

9.4. Auditor’s Conflict of Interest

~~The founder, shareholders, members of the Board of Directors or the Supervisory Board and their relatives (Section 685(b) of the Civil Code), their common law spouse or any employee of the Company may not be elected as Auditor at any time during their association with the Company and for a period of three years after such association or employed by the Auditor, or have ownership interests in the Auditor, during the term of their association with the Company and for a period of three years thereafter.~~ Shareholders of the Company may not be an auditor. Members of the Board of Directors, members of the Supervisory Board of the Company, and their close relatives (Section 685 (b) of the Civil Code), domestic partners, furthermore employees of the Company during the term of their legal relationship or assignment may not be elected as auditors and for a period of three years thereafter.

Persons included in the register of auditors in accordance with the relevant legal regulations may be elected as an auditor. Further requirements for auditors in terms of qualifications and conduct, and conflict of interest shall be laid down in specific other legislation.

10. Signature on Behalf of the Company

(1) The firm shall be bound by the signature of (i) two members of the Board of Directors, or (ii) by a member of the Board of Directors and an employee of the Company authorized for this purpose by two members of the Board of Directors, or (iii) by two employees of the Company authorised for this purpose by two members the Board of Directors. Such authorized signatories shall jointly sign their full names under the stamped, hand-written, typed or printed name of the company in the same way, that such signature appears in the signature book of the Company deposited with the Court of Registration.

11. Increase in the Registered Capital of the Company

11.1. Cases of the Increase in the Registered Capital

Any increase in the registered capital of the Company shall be implemented in accordance with the resolution of the General Meeting by means of a new issue of new shares either through the public offering or the private placement of shares, by the conversion of the Company’s reserves in excess of the registered capital into authorised capital or through conversion of convertible bonds into shares.

The holders of the types or classes of shares which are directly affected by the capital increase, or the holders of shares which are deemed affected by the ~~a~~Articles of ~~a~~Association is required to vote for the increase of the share capital as a pre-condition for the general meeting resolution adopted for the increase of share capital to take effect. During this, provisions related to possible limitation or exclusion of share related voting rights — including the limitations related to own shares - shall not apply.

If the three-quarters majority can not be obtained in case of any share type the proposal on increasing the registered capital must be withdrawn from the agenda. This provision shall be applied as the case may be if the General Meeting authorizes the Board of Directors for such increase.

11.2. Subscription preference right

11.2.1. Where the share capital is increased by way of contribution of cash, within the company’s shareholders first the holders of shares belonging to the same series of issue, and then the holders of convertible bonds and the holders of bonds with

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subscription rights in tandem shall be granted preferential rights — in this sequence — for the subscription of shares subject to the conditions laid down in ~~this~~ these ~~a~~Articles of ~~a~~Association.

11.2.2. The Company shall inform the shareholders and the holders of convertible bonds and bonds with subscription rights concerning their options and the procedure to exercise the preferential right for the subscription of shares, including the face value or issue price of shares which may be acquired, and the first and last days of the 15 days period during which such right can be exercised.

11.2.3. Exercising the subscription or take-over preference rights can be excluded by the General Meeting — on the basis of the written submission of the Board of Directors. In this case the said submission of the Board of Directors must present the reasons of submitting the proposal on excluding subscription preference rights and the planned issuing value of the shares.

Content of the submission and its discussion:

The Board of Directors shall discuss and decide on the approval of the submission according to the rules set out in its Rules of Procedure than submits it to the General Meeting for approval.

The following must be defined in the submission:

•      nominal value, pieces and series of the shares,

•      in case of issuing new shares in a private placement specifying the person(s) making declaration on undertaking the obligation to take-over of the shares,

•      method of the increase of the registered capital,

•      subscription minimum,

•      draft modification of the Articles of Associations,

•      issuance value of the shares and the conditions of their payment,

•      in case of non-cash contributions the data related to their provision,

•      other significant data.

11.3. Invalid Subscription

Any subscription, by exercise of subscription preference rights, by a shareholder shall not be effective if it violates any provisions of these Articles.

11.4. Private Placement

The General Meeting or the Board of Directors with respect to the authorizing resolution of the ~~GM~~General Meeting may resolve that new shares to be issued in connection with an increase in the capital of the Company may be subscribed for exclusively by persons, or shareholders stipulated by the resolution of the General Meeting or in accordance with the resolution of the Board of Directors authorising such increase in capital. If such persons or shareholders determined by the General Meeting or the Board of Directors have not subscribed for the volume of shares appropriate for the subscription minimum by the closing date of the subscription period, the capital increase shall be deemed to have failed.

11.5. Conversion of Capital Reserves into Registered Capital

The Company may increase its registered capital with its assets above the registered capital or a part thereof if according to the previous year’s report under the ~~Act of~~ Accounting Act or the interim balance the sufficient coverage of the capital increase is available and subsequent to the capital increase the amount of registered capital does not exceed its own capital, adjusted according to the ~~Act of~~ Accounting Act. The statement on the availability of the sufficient coverage from the assets above the registered capital, the figures of the annual report and the interim balance can be applied within six months upon the turning date of the above documents.

Shares falling on the increased registered capital shall be granted to the shareholders of the share company free of charge, in proportion to the nominal value of the shares of such shareholders.

11.6. Conditional increase in the registered capital by means of converting the convertible bonds to shares

11.6.1. The General Meeting may decide on a conditional capital increase through the issue of convertible bonds. Bond owners may apply for bonds against the conditionally increased capital in line with the resolution of the General Meeting. The applications must be forwarded in writing to the Board of Directors with a simultaneous submission of the bonds, identifying the number and face value of the stocks applied for. If the bonds were issued at an amount below the face value or issue price of the shares, simultaneously with their declaration, bond holders shall pay the difference between the face value of the bond and the face value or issue price of the share to the private limited company. Upon the provision of such statement the bond holder shall be entitled to receive share certificates.

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Specific terms for issuing bonds shall be set forth in a resolution by the General Meeting.

11.6.2. The resolution of the General Meeting accepting the conditional capital increase shall specify:

a) the method of issuing bonds (closed, public)

b) the number and face value of the bonds to be issued, as well as the value at issue, the series of bonds and the place and time of subscription

c) the terms under which the bonds can be converted into shares and the date

d) maturity of the bond, terms of payment of interest and other yields

e) procedures to be followed in the case of under or over subscription as well as the rules of allocation

f) in case of issuing privately held bonds the persons, the number of bonds that they can subscribe and other features thereof.

12. Decrease of the Registered Capital of the Company

The Company is entitled to decrease its registered capital.

The prevailing rules of decreasing the registered capital are set out in Title 2 and 3 of Chapter X of the Companies Act ~~on Business Associations~~.

The validity of the resolution aiming to decrease the registered capital is subject to the separate consent of the affected series share owners, in each case with three-quarters majority of the votes cast. During this, provisions related to possible limitation or exclusion of share related voting rights — including the limitations related to own shares - shall not apply. If the three-quarters majority can not be obtained, the proposal on decreasing the registered capital must be withdrawn from the agenda.

The detailed conditions of exercising shareholder rights must be included in the resolution of the General Meeting regarding the decrease of the registered capital.

13. Conflict of Interest

Members of the Board of Directors and the Supervisory Board and the Auditor, as well as their close relatives defined in Section 685 (b) of the Civil Code, or any business entity within which the above persons hold an interest exceeding 10%, may not hold an ownership interest exceeding 5% in, be employed by, be officers of or have any contractual arrangement with any business entity competing with the Company unless it is permitted by the law and the General Meeting grants, with a three-quarter majority voting, an appropriate waiver from the provisions of this paragraph.

Members of the Board of Directors and the Supervisory Board as well as their close relatives (Section 685 (b) of the Civil Code) may on their behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone.

In compliance with the authorization specified in ~~paragraph (1) of Article~~ Section 25 (1) of the Companies Act ~~on Business Associations~~, the members of the Board of Directors and of the Supervisory Board may be elected as executive officer or members of the supervisory board of businesses that pursue activities identical with those of the Company and in which the Company holds at least 25 % ownership stake and/or voting rights.

Members of the Board of Directors and the Supervisory Board as well as their close relatives (Section 685 (b) of the Civil Code) may on their behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone. The above provisions are not affecting the rules on the matter included in the Companies Act ~~on Business Associations~~.

14. Indemnification of Members of the Board of Directors and the Supervisory Board

14.1. Indemnification

The Company shall, to the fullest extent permitted by law, indemnify any member or former member of the Board of Directors or any member or former member of the Supervisory Board who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative, by reason of the fact of his current or former position at the Company against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith

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and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

14.2. Advancing Expenses

Expenses (including reasonable attorney’s fees) incurred by a member of the Board of Directors or the Supervisory Board in defending any civil, criminal or administrative action, suit or proceeding may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company pursuant to Section 13.1.

14.3. Insurance

The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a member of the Board of Directors or the Supervisory Board against any liability asserted against him and incurred by him in any such capacity, whether or not the Company would have the right to indemnify him against such liability under the provisions of Sections 13.1. and 13.2. or any other provisions of law.

15. Other Provisions

15.1. Financial Year

The financial year of the Company shall correspond to the calendar year.

15.2. Notices

Notices and advertisements of the Company shall be published on the home page of the Company (www.telekom.hu) and in the official publication space of the Budapest Stock Exchange Closed Limited Company (i.e. home page of the Stock Exchange) and the Official Gazette (“Cégközlöny”) in cases required by applicable law.

15.3. Interest

The Company shall not be liable for interest on the payment of dividends.

15.4. Modification of Law

If the provisions of the Companies Act in force at the date of the restating of these Articles, specifically Part I (General Provisions on Business Associations) and Section X of Part II (Regulations Pertaining to the Various Forms of Business Associations) are amended the review of these Articles and necessary changes shall be placed on the agenda of the General Meeting to be held immediately after the amendment of the Companies Act, to avoid any violation of the rights of shareholders as a result of the amendment of the Companies Act.

15.5. Miscellaneous

~~This~~ These Articles of Association shall supersede and replace the former Articles of Association of the Company. Consequently, on the effective date of this Articles, all prior versions of the Articles and all resolutions of the Company inconsistent with these Articles shall have no effect. Issues not regulated herein shall be subject to the provisions of the Companies Act and other relevant laws.

Budapest, April 12, 2011

This consolidated version of the Articles of Association reflects the prevailing version of the Articles of Association based on the modifications thereof. This consolidated version of the Articles of Association has been prepared, and the amendments to sections 1.4., 1.6.2., 2.4. (b), 2.5.3., 4.5., 4.7., 5. , 5.3., 6.2. (h), (p), 7.4.1. (o), 8.2.4., 8.7.1., 8.7.3., 8.7.5., 9.4. countersigned by:

dr. Balázs Máthé
Chief Legal Counsel

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Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:         Approval of the amended Rules of Procedure of the Supervisory Board

Budapest, April 12, 2011

According to Section 34 (4) of the Act IV of 2006 on Business Associations (“Companies Act”) and Section 8.4.1. of the Articles of Association, the Supervisory Board (“SB”) establishes its own Rules of Procedure, which are approved by the General Meeting. The SB amended its Rules of Procedure at its meeting held on February 16, 2011 and submits it to the General Meeting for approval.

The amended Sections are as follows:

1.)    According to Section 39 (1) of the Companies Act, the “employee representatives are nominated to the supervisory board by the workers’ council from among the employees, after hearing the opinion of the trade unions operating at the company”.

At Magyar Telekom Plc. (the “Company”), in view of the number of employees, there are more Workers’ Councils operating, therefore, in accordance with the Labor Code, a Central Workers’ Council also has to be established from the delegates of the local Workers’ Councils. Employee representatives are nominated to the SB by the Central Workers’ Council. There are more (at present two) trade unions operating at the Company, therefore, the opinions of all trade unions have to be heard by the Central Workers’ Council when nominating the employee representatives.

In accordance with this, Sections 2.4., 2.5. and 10.9. of the Rules of Procedure shall be amended.

2.)    Sections 2.1. and 2.4. of the Rules of Procedure shall be amended to be more precisely align and harmonized with the Articles of Association.

3.)    Technical amendments: in Sections 1.1., 2.1., 2.3., 2.5., 3.1., 3.2., 3.4., 3.12., 3.13., 3.15., 3.17., 4.2., 4.5., 6., 8.,  9.1., 9.2., 9.3., 10.1., 10.2., 10.8., 10.9. and 11. of the Rules of Procedure shall be amended, Sections 2.2., 2.4., 3.6., 3.7., 3.9., 3.11. and 5.6. only in the Hungarian version, and the Title, Sections 3.10., 3.14., 4.4., 4.6., 5.1., 5.2., 5.3., 7.1. and the Final clause only in the English version of the Rules of Procedure shall be amended.

The modifications concerning the Rules of Procedure are indicated with tracks in the text.

Resolution proposal:

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

Amended and restated Rules of Procedure

of the Supervisory Board of

Magyar Telekom Telecommunications Public Limited Company ~~PLC.~~

~~April 7, 2010~~

1.            General Rules

1.1.          The Supervisory Board (hereinafter: “SB”) supervises the management of Magyar Telekom Nyrt. (hereinafter: “Company”). Within the framework of this activity the SB supervises the control, management and business activities of the Company as well as compliance with the laws and the Articles of Association.

The SB carries out its activities pursuant to Act IV of 2006 on Business Associations (hereinafter: “Companies Act” or “CA”), the Articles of Association of Magyar Telekom Nyrt. in force (hereinafter: “Articles”) and ~~this~~ these Rules of Procedure.

1.2.          Within its scope of authority provided by the statutes the SB may request information from the Company’s senior officials and employees; and may examine the books and documents of the Company, if necessary, with the involvement of an advisor. (CA Section 35 (2), Articles: Section 8.1.) The information must be provided as requested by the SB within the relevant deadline.

2.            Organization of the SB

2.1.          The SB consists of 3-15 members. (CA Section 34 (1), Articles 8.2.1.)

The members are elected by the ~~annual~~ General Meeting. The assignment of the members of the ~~Supervisory Board~~ SB lasts for a term of three years ~~from the date of the annual General Meeting~~ until May, 31 of the third year subsequent to their election, however, if the General Meeting in the third year is held prior to May 31, than their assignment lasts until the date of the General Meeting. (Articles 8.2.1.)

If a new member of the SB is elected by the General Meeting, either as a result of an increase in the membership of the SB, or due to the removal or resignation of a member of the SB, the term of newly elected members shall be identical to the original term of office of the remainder of the SB. (Articles 8.2.5.)

2.2.          The majority of the members of the acting SB must be independent. The SB member is independent if he has no other legal relationship with the Company than his SB membership. (CA Section 310)

2.3.          The SB member shall not be regarded as an independent member, if (CA Section 309 (3))

a.     he is an employee or an ex-employee of the Company, in the latter case the conflict of interest exists for five years from the termination of the employment;

b.     provides advisory services or other activities as a retained advisor for the Company or its senior managers in return of remuneration;

c.     he is a shareholder of the Company who either directly or indirectly owns at least 30% of the votes or is a close relative/common-law spouse to such person [Civil Code, Section 685. ~~§~~ b)];

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d.     he is a close relative to a — non independent — senior manager of the Company;

e.     he is entitled to receive remuneration in case of the profitable operation of the Company or receives any other remuneration besides his fee as a SB member from the Company or an affiliated business association to the Company;

f.      he is in a legal relationship with a non-independent member of the Company in another business association on the basis of which the non-independent member has controlling or supervisory rights;

g.     he is the independent auditor of the Company or an employee/partner of the auditor within three years from the termination of this legal relationship;

h.     he is a senior manager in a business association where the independent Board of Directors member is the senior manager of the Company.

2.4.          The Central Workers’ Council (hereinafter: “CWC”) - after hearing the opinion of the trade unions operating at the Company - nominates for election the employee representatives. (CA Section 39 (1); Articles 8.2.4.)

At the nomination of the employee representatives of the SB, the ~~Works Council~~ CWC specifies the order of nominees with taking the prevailing number of SB members into account. ~~The members are elected by the annual General Meeting for the same period as the members of the non-employee bodies are elected.~~

2.5.          SB membership terminates with:

•      expiration of the assignment period;

•      recall;

•      resignation;

•      death;

•      termination of employment of the employee delegate (the employee delegate can only be recalled by the General Meeting upon the proposal of the ~~Work Council~~ CWC, except if the ~~Work Council~~ CWC does not meet its legal obligations to propose the recall of the delegate or the nomination of a new delegate in spite of the existence of a cause that triggers the recall of such delegate according to the provisions of the Act. (CA Section 39 (6));

•      the occurrence of any disqualifying event set forth in the CA (the involved SB member shall inform in writing the Chairman of the SB within 15 days of the occurrence of the event);

•      in other case specified by a separate Act.

An SB member may resign at any time, but if the operation of the Company so necessitates, the resignation will only take effect on the sixtieth day from its announcement, except if the General Meeting has already / could have arranged for the selection of the new SB member prior to the expiry of this deadline. Until the resignation’s entry into force the SB member shall participate in making and realizing those decisions that can not be postponed. (CA Section 36 (3) 31 (1)-(2))

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If the number of the members of the SB falls below the minimum number required by the Articles ~~of Association~~ the SB must notify the Board of Directors that it must convoke the General Meeting to restore the proper operation of the ~~Supervisory Board~~ SB.

3.            Operation of the SB

3.1.          The SB acts as a body and works according to its annual work plan. The SB holds its meetings as necessary but at least four (4) times per year. At its first meeting the SB elects a ~~c~~Chairman (if necessary, a ~~d~~Deputy ~~c~~Chairman or ~~d~~Deputy ~~c~~Chairmen from among its members). The SB shall establish its own Rules of Procedure that is subject to the approval of the General Meeting. (CA Section 34 (2) (4); Articles 8.4.1.)

It may assign certain supervisory tasks to any of its members, or may divide supervisory tasks among its members on a permanent basis. (CA Section 35 (1))

3.2.          The Chairman of the ~~C~~SB convenes the SB meetings.

Any SB member, specifying the reason and the purpose, may at any time request in writing to call a meeting, if the Chairman fails to take the necessary steps within eight (8) days upon receipt of such written request and fails to convene such meeting to be held within thirty (30) days. (Articles 8.4.2.)

3.3.          Notice of the meeting shall be sent to the SB members seven (7) days before the date of the meeting by courier (express mail) or electronic mail (with the use of an e-mail attachment encryption program) or telefax to the address or fax number specified by the SB member concerned.

If there is no such address the notice shall be sent to the last known address of fax number of the member concerned.

The notice shall contain the agenda, venue and date of the meeting.

Discussion materials must be attached to the notice in Hungarian or English.

3.4.          The SB meeting has a quorum if 2/3 of the elected members are present. If the ~~Supervisory Board~~ SB is comprised of three members or if the above mentioned 2/3 of the members is less than three persons the presence of three persons is necessary to constitute a quorum. If the number of the members of the SB falls below 3 or if there is no one to convene a meeting the Board of Directors shall convoke the General Meeting in order to restore the proper operation of the SB. (CA Section 34 (2) (5); Articles 8.4.3.)

3.5.          If the meeting does not have a quorum it shall be re-convened within 15 days.

3.6.          SB meetings shall be chaired by the Chairman of the SB. The Chairman shall nominate the Minute Keeper and the member who authenticates the Minutes, puts issues on the vote and announces the result of the voting. (Articles 8.4.4.)

3.7.          In case of his absence — or if he is prevented - the Chairman shall be substituted by the Deputy Chairman, in case of lacking a Deputy Chairman, the Chairman requests a member to preside over the meeting.

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3.8.          The meetings are held in Hungarian and English.

Comments made in Hungarian shall be simultaneously translated into English, whereas, comments made in English shall be simultaneously translated into Hungarian.

3.9.          The SB passes resolutions by open voting, with simple majority. In the event of a tie vote, the proposal supported by the Chairman, or, in case of his absence, the proposal supported by the Deputy Chairman shall be approved. If the Chairman (Deputy Chairman) is not present at the meeting a proposal cannot be considered approved in the event of a tie vote, and the item must be discussed again at the next meeting.

3.10.        The members of the SB shall act in person; no representation is permitted. (CA Section 34 (3))

3.11.        If any of the members is prevented and there is an appropriate reason, upon the decision of the Chairman (Deputy Chairman, Presiding Chairman) the meeting may be held by means of a conference call, if the communication equipment makes it possible for all members to hear each other simultaneously.

Such participation at the meeting is to be considered as presence.

3.12.        The SB may pass resolutions on any issue without holding a meeting if SB ~~M~~members received the submission requiring a decision beforehand and the majority of the SB members cast their affirmative votes in writing (by fax). Fax voting can be initiated by the Chairman of the SB or if no Chairman is elected yet by any member of the ~~Supervisory Board~~ SB. The general rules apply to the validity of the resolution. The resolution and its approval by the respective SB ~~M~~members shall be handled according to the rules on the minutes. If any SB member requests to convoke an SB meeting, the meeting must be held.

3.13.        At the proposal of the Chairman (Deputy Chairman,~~-~~Presiding Chairman), with a simple~~y~~ majority vote of the members present, a closed meeting may be held. Besides the SB ~~M~~members only those invited for a given issue may be present at closed meetings.

3.14.        To prepare its position on certain issues the SB may set up committees — comprised from its own members — on a permanent or an ad hoc basis. The rules of procedure of the permanent committee (rules of operation) shall be established by such committee and shall become effective upon its approval by the ~~Supervisory Board~~ SB. To prepare a position requiring special expertise the SB may commission external experts at the expense of the Company.

3.15.        Permanent invitees to the SB meetings are:

•      the Chairman of the Board of Directors or the member of the Board of Directors appointed by him;

•      the Chairman and the Deputy Chairman of the Management Committee (hereinafter: “MC”) or the member of the ~~Management Committee~~ MC appointed by them;

•      head of the Company’s internal audit unit;

•      ~~general~~ chief legal counsel of the Company;

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3.16.        Ad hoc invitees to the SB meetings:

•      the auditor of the Company if the SB initiated his hearing at the meeting, or

•      if the auditor requests to participate the SB meeting with consultation rights (CA Section 43 (2));

•      expert, if his invitation is initiated by SB members to the meeting or certain agenda items of the meeting.

3.17.        The SB’s secretarial tasks shall be performed by its own secretariat (hereinafter: “Secretariat”). The administrative - technical conditions required for the operation of the SB (keeping of minutes, interpretation, meeting room, tape recorder, overhead projector, etc.) will be provided by the Secretariat and their costs will be borne by the Company.

4.            Minutes

4.1.          Minutes of every SB meeting shall be taken in Hungarian that must be translated to English prior to its authentication. Both Minutes shall be authenticated. In case of any conflict between the Hungarian and the English version, the Hungarian version shall prevail.

4.2.          The minutes shall contain:

•      the venue and date of the meeting;

•      the names of the participants;

•      the agenda;

•      the names of the Chairman of the meeting, the Keeper of the Minutes and the Authenticator of the Minutes;

•      the main issues questioned during the discussion of the individual agenda items and the answers to such questions;

•      transcription of individual SB ~~M~~members’ contributions to the discussion, provided that the respective SB ~~M~~member requests so;

•      the resolutions, the number of votes cast for and against the resolutions and the abstentions;

•      objections to the resolutions (provided the objecting SB ~~M~~member requests the objection be entered into the Minutes).

4.3.          At the request of any participant the contributions, opinions and objections shall be recorded in the minutes verbatim.

4.4.          The meetings of the ~~Supervisory Board~~ SB shall be recorded — unless otherwise decided by the SB - on tape. The Secretariat shall ensure that the recordings are kept in a safe place, at least for 5 (five) years. Such voice recordings shall be confidential, and shall not be disclosed to any person without the Chairman’s consent, other than to current members of the SB, to persons who were members of the SB at the time when a particular recording was made and to persons who attended the meeting of which such recording was made.

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4.5.          The minutes are signed by the Chairman and the Minute Keeper and are ~~certified~~ authenticated by an SB member present.

4.6.          Following ~~certification~~ authentication the minutes shall be sent in English and Hungarian to all SB members and to persons who were invited to the discussion of specific agenda items. SB members may query the accuracy of the Minutes, including its translation, within fifteen (15) days upon receipt.

4.7.          The authenticated minutes of closed meetings can only be distributed with the consent of the Chairman to other persons than the members of the SB and the invitees to the closed meeting.

5.            Tasks relating to the General Meeting

5.1.          Members of the SB participate at the General Meeting without the right to vote. (CA Section 34 (3); Articles ~~6.5.,~~ 6.20.)

5.2.          The SB convenes an extraordinary General Meeting if, in its opinion, the activities of the management

•      infringe a statute, the Articles ~~of Association~~ or the resolutions passed by the General Meeting; or

•      offend the interests of the Company or its shareholders. (CA 35 (4); Articles 8.5.)

The SB makes a proposal as to the agenda of the extraordinary General Meeting called with the aforementioned purpose.

5.3.          The SB shall examine every important report on the business policy and every submission that is made on matters falling into the exclusive competence of the General Meeting. ~~(CA Section 32 (3), Articles 8.5.)~~ The General Meeting may pass a resolution on the annual report prepared in accordance with the Act on Accounting and the use of the profit after income tax only upon receipt of the written report of the ~~Supervisory Board~~ SB, whereas the proposal of the Board of Directors on the payment of dividend and the company governance and management report can only be submitted to the General Meeting - simultaneously with the report in accordance with the Act on Accounting —with the prior approval of the SB. (CA Section 35 (3), 220 (3), 312 (3), Articles 8.3.)

5.4.          The Board of Directors shall make available to the SB its submissions to the General Meeting at least 29 days prior to the General Meeting.

5.5.          The SB shall forward its report set forth under Section 5.3. in time to allow the publication of the main data contained in the report within at least twenty-one (21) days prior to the General Meeting. (CA Section 304 (1); Articles 5.1.)

5.6.          At the General Meeting, the Chairman or Deputy Chairman of the SB - or in case of his absence or prevention the SB member designated by him - verbally presents the report of the SB in full during the discussion of the given agenda item, or, if this is impossible because of the length of the report, he provides a summary of it. (Articles 8.3.)

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6.            Tasks related to the management of the Company

The ~~Supervisory Board~~ SB shall review, discuss and evaluate:

•      the quarterly report of the Board of Directors prepared for the SB on the management, the financial status and the business policy of the Company (CA Section 244 (~~3~~2); Articles 7.4.1. (k));

•      the annual self-evaluation of the Board of Directors;

•      matters related to the strategy and business plans of the Company;

•      remuneration processes employed by the Company;

•      matters falling into the competence of the ~~Management Committee~~ MC concerning the most important current issues regarding the operation of the Company.

7.            Liability of the members of the SB

7.1.          The SB members — ~~A~~according to the provisions of the Civil Code on jointly causing damage - have an unrestricted and joint and several liability towards the Company for damages caused by a breach of their supervisory obligations, including those related to the statement prepared according to the Accounting Act and the related business report as well as their disclosure. (CA Section 36. (4); Articles 8.6.)

7.2.          The SB members are obliged to keep in strictest confidence the information obtained by them on the Company’s business (CA Section 36 (3) and 27 (1)) during their membership and at least for five (5) years upon their recall/resign from the said post.

8.            Conflict of Interest

The members of the SB, their close relatives as defined in Section 685. (b) of the Civil Code or any business association in which these persons hold an interest of over 10 percent, may not hold a stake of over 5 percent in, may not be employed by, may not be officials of and may not enter into a contractual agreement with any business association that is a competitor of the Company, except if permitted by law and the General Meeting, with a 3/4 majority, gives exemption from the provisions of this paragraph. (Articles Section 13.)

Pursuant to the authorization, set forth in CA Section 25 (1), SB members may be elected to posts or to be ~~M~~members of ~~Supervisory Boards~~ SBs of such other companies that do similar activity to that of the Company, in which the Company holds at least 25% ownership and/or voting right.

Members of the ~~Supervisory Board~~ SB and their close relatives (Civil Code Section 685 (b)) may on their own behalf and to their benefit conclude agreements with the Company relating to the use of public purpose telecommunications services available to anyone. (CA Section 36 (3), 25 (2)) The above rules shall not have an effect on the provisions regarding conflict of interest set forth in the Companies Act and other laws.

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9.            Indemnification of SB members

9.1.          Indemnification

To the extent permitted by law the Company shall indemnify any present or former member of the ~~Supervisory Board~~ SB who was or is threatened to be a party to any threatened, pending or concluded civil, criminal or administrative procedure by reason of his above position at the Company for costs (including attorney’s costs) ordered by the court, fines or amounts paid in settlement actually and reasonably incurred by him in connection with the above proceedings or suits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful. (Articles, Section 14.)

9.2.          Advancement of costs

The Company may reimburse the costs borne by a member of its ~~Supervisory Board~~ SB in any civil, criminal or administrative proceeding or action (including reasonable attorney’s fees) to the given person prior to the conclusion of the procedure, if the SB member undertakes to pay back the amount if it is decided that he is not entitled to indemnification by the Company as defined under paragraph 9.1.

9.3.          Insurance

The Company has the right to take out and maintain insurance to the benefit of the current and former members of the ~~Supervisory Board~~ SB in respect of the liability borne by or imputed to them by reason of or in connection with such position, irrespective of whether or not the Company is entitled to indemnify them because of the given liability in accordance with the above 9.1. and 9.2. paragraphs of these Rules of Procedure or the statutes.

10.          Miscellaneous

10.1.        The ~~Supervisory Board~~ SB maintains an orientation program for new members of the ~~Supervisory Board~~ SB. The orientation program includes comprehensive information about the Company’s business and operations, general information about the ~~Supervisory Board~~ SB, including a summary of members of the ~~Supervisory Board~~ SB compensation and benefits and a review of members of the ~~Supervisory Board~~ SB duties and responsibilities.

10.2.        The ~~Supervisory Board~~ SB maintains a continuing education program for all members of the ~~Supervisory Board~~ SB. The ~~Supervisory Board~~ SB recognizes the importance of

9

continuing education for its members and is committed to provide such education in order to improve the performance of the ~~Supervisory Board~~ SB. It is the responsibility of the Chairman of the ~~Supervisory Board~~ SB to advise the members of the ~~Supervisory Board~~ SB about their continuing education, including relevant leading-edge corporate governance issues. The members of the ~~Supervisory Board~~ SB are encouraged to participate in continuing ~~Supervisory Board~~ SB member education programs.

10.3.        The SB approves the Internal Audit Work Plan of the Company. A report on internal audit activities must be submitted to the SB meeting on a regular basis.

10.4.        Members of the SB may not be instructed by the members of the Company or his employer with respect to their activities carried out as part of such positions. (CA Section 34 (3))

10.5.        The senior officials and employees of the Company are obliged, in the course of the supervisory activities of the SB, to supply all information and make the necessary documents and files available to the SB. If the above persons do not comply with their such obligation the SB shall inform the Board of Directors about such failure without delay.

10.6.        The management of the Company provides the members of the SB the possibility of entering the official premises of the Company to facilitate fulfillment of their tasks.

10.7.        The General Meeting may provide remuneration to the members of the SB.

10.8.        A person elected to be a ~~Supervisory Board~~ SB member shall, within fifteen (15) days as of acceptance of his new office, inform in writing the business associations where he is already an SB member. (CA Section 36 (3) and 24 (3)) SB members shall notify the SB within fifteen (15) days in the event they are offered a membership in a ~~supervisory board~~ SB or a board of directors or offered an executive management position at another company and also whether they accepted the position.

10.9.        The employee representative ~~Supervisory Board~~ SB member shall inform — with the exception of confidential information - the community of employees on the activities of the SB through the ~~Work’s Council~~ CWC. (CA Section 38 (4))

11.          Annual Evaluation of the ~~Supervisory Board~~ SB

The ~~Supervisory Board~~ SB shall perform an annual comprehensive self-evaluation of its performance. This self-evaluation should include a review of the ~~Supervisory Board~~ SB’s contribution as a whole and should specifically review areas in which the ~~Supervisory Board~~ SB believes a better contribution could be made. Its purpose is to increase the effectiveness of the ~~Supervisory Board~~ SB and the evaluation of the individual ~~Supervisory Board~~ SB members. The ~~Supervisory Board~~ SB shall meet annually to discuss the results of this critical self-evaluation.

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Final clause

~~This~~ These Rules of Procedure ~~was~~ were approved by the ~~Annual~~ General Meeting of Magyar Telekom Plc. with Resolution No. ~~50/2010 (IV.7.)~~ …/2011 (IV. 12.).

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Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Determination of the remuneration of the Board of Directors

Budapest, April 12, 2011

The Remuneration Committee of Magyar Telekom Plc. makes proposal regarding the remuneration of the Board of Directors for the General Meeting in accordance with Section 2.1. of the Rules of Procedure of the Remuneration Committee. The Remuneration Committee proposes the following resolution proposal to the General Meeting:

Resolution proposal

The General Meeting determines the remuneration of the members of the Board of Directors as follows:

•                  Chairman of the Board of Directors: HUF 600,000 / month,

•                  Members of the Board of Directors: HUF 400,000 / month.

Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Election of Member(s) of the Supervisory Board

Budapest, April 12, 2011

With respect to agenda item no. 11. (Election of Member(s) of the Supervisory Board) the Board of Directors proposes the following person to be elected by the General Meeting:

Dr. Konrad Wetzker

Biography of the candidate:

Dr. Konrad Wetzker (born in 1950) graduated from the University of Economic Science Karl Marx in Budapest in 1975, in mathematical analysis of the national economy. He earned his PhD in 1979, then in 1988 Doctor of Science. Between 1975 and 1989 he worked in applied research and was the leader of various research teams. Between 1989 and 1990 he was the President of the Institute for Applied Research in Berlin, and also a member of different Committees managing the economic part of the reunification in Germany. From 1991 until 2010 he worked for the Boston Consulting Group, in Düsseldorf, and from 1996 in Budapest, as Principal, Partner, Senior Partner and Chairman of Hungary, mainly for energy players, financial institutions, and in telecommunications and infrastructural industries. He worked for more than 50 international companies in strategy, organization and internationalization projects. He took part in supporting the market entry of Western European Players, especially in Hungary, Slovakia, and Czech Republic. He is the co-founder of the Corvinus School of Management in Budapest, and since 2005 he is its chairman. Since 2011 he is senior advisor at the Corvinus University of Budapest. He gives lessons at various universities (e.g. Harvard, University of Cambridge) and the author of almost 100 publications (books, articles).

Resolution proposal

The General Meeting elects dr. Konrad Wetzker to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then his assignment lasts until the date of the General Meeting.

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Magyar Telekom Telecommunications Public Limited Company

Submission

to the General Meeting of Magyar Telekom Plc.

Subject:	Election of the Company’s Auditor and determination of its remuneration. Election of the Auditor personally responsible for the audit and the appointed deputy auditor

Budapest, April 12, 2011

Magyar Telekom Telecommunications Public Limited Company

Audit Committee

Proposal of the Audit Committee of Magyar Telekom Plc.
for the General Meeting of the Company
in relation to the election and determination of the remuneration of the Company’s Auditor, and the election of the Auditor personally responsible for the audit and the appointed Deputy Auditor, furthermore, in relation to this, proposal regarding the determination of the contents of the material elements of the contract to be concluded with the Auditor

The Audit Committee, having reviewed and evaluated the performance, qualifications, internal quality-control system and independence of the Independent External Auditor of Magyar Telekom Plc. (the “Company”), submits the following resolution proposal to the General Meeting in relation to the election and determination of the remuneration of the Company’s Independent External Auditor, and the election of the Auditor personally responsible for the audit and the appointed Deputy Auditor. Furthermore, in relation to this, it proposes the contents of the material elements of the contract to be concluded with the Auditor — in addition to elements set out in the resolution proposal — to be determined as follows:

•                  Scope of the contract:

The audit of the annual financial statements of the Company prepared according to the Hungarian Accounting Act (HAR), and the audit of the annual consolidated financial statements of Magyar Telekom Group prepared in accordance with the International Financial Reporting Standards (IFRS) for the fiscal year 2011.

•                  Billing and payment:

The fee of the Auditor shall be paid in 12 equal monthly installments. The Auditor may change the fees reasonably and proportionally if the scope of the work is changed (for example, significant change in Magyar Telekom Group, significant change in business or regulatory circumstances) for an unforeseeable reason, or if excess work arises for a reason attributable to the interests of the Company, provided that the scope and fees of the excess work are mutually agreed in advance by the contracting parties and the Audit Committee pre-approves the same according to its Pre-Approval Policy.

•                  Duration of the contract:

The contract is for the period ending May 31st, 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then until the date thereof.

“The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered Auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2011, for the period ending May 31st 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible Auditor.

The General Meeting approves HUF 180,000,000 + VAT + 8% related costs + VAT be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting approves the contents of the material elements of the contract to be concluded with the Auditor according to the submission.”

Budapest, March 11, 2011

In representation of the Audit Committee of Magyar Telekom Plc.:

Dr. János Illéssy

Chairman of the Audit Committee

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: March 25, 2011